10/2

08005159

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acom Co., Ltd

*CURRENT ADDRESS

PROCESSED
OCT 03 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04121 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dew

DAT : 10/2/08

082-04121
RECEIVED
2008 OCT -2 A 7:20
ARLS
3-31-08

Moving on to the New ACOM

Annual Report 2008
Year ended March 31, 2008

ACOM CO., LTD.

CORPORATE PHILOSOPHY

Based on our twin mottos of
"respecting other people" and "putting the customer first,"
we will continue to
pursue an innovative and creative style of
corporate management aimed at
helping our customers realize happier and
more fulfilling personal lives.

In 1936, ACOM was founded on the ideal of "extending the feeling of confidence from people to people." Since then, we have always sought to develop our business by establishing an unshakable mutual trust between us and our customers.

ACOM is an acronym created from the following three words:

acom

Affection

We constantly attempt to have heart-warming relations ith our customers that are based on their interests.

Confidence

We strive to establish an unshakable mutual trust between us and our custome

Moderation

We are hard-working and humb as we carry out our business of helping our customers achieve s

CONTENTS

Notes:

1. **Forward-Looking Statements**
   The figures contained in this annual report with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.
2. All amounts are truncated to the nearest expressed unit.
3. Percentage figures are a result of rounding.

WHY THE NEW ACOM?

The consumer credit business means the service of extending credit to consumers using the "creditworthiness" of consumers as the core collateral, which has two main components. One is "consumer finance," which means lending money directly to consumers. The other is "sales credit," meaning providing a delayed payment service for purchasing goods and services. Japan's consumer finance industry has grown significantly since the 1960s, an era of mass production and mass consumption, and was worth around ¥12 trillion at its peak.

Social Problems by Industry Expansion

> The economic environment surrounding consumer lifestyles has become more and more difficult. Factors include increasing unemployment due to the prolonged economic weakness, as well as languishing personal incomes and increasing down-sizing. Against this socioeconomic backdrop, the number of borrowers having difficulty repaying their loans has risen, giving rise to multiple debtors and increasing cases of personal bankruptcy. This has become a social problem.

Reassessment of Lending Regulations

> To address these issues, the Japanese government in December 2006 promulgated a partial amendment to laws on regulations governing the lending industry. While the primary motive for the revision was to protect consumers by solving the multiple debt problem, another purpose was to foster the sound development of the lending industry by creating a system to prevent multiple debt problems from occurring again.

New Business Environment

> Ahead of these legislation amendments coming into force, ACOM acted early to introduce more stringent lending criteria and reduced its maximum interest rate. In this era of dramatic change, ACOM decided it must transform itself as an industry leader and build a business foundation enabling it to win against emerging competition.

> We will move swiftly to reinforce our operational foundation through Groupwide management reforms. In the unsecured loan market, where competition across traditional boundaries is intensifying, we will build a low-cost structure for generating stable profit.

> ACOM is committed to becoming a company that is trusted and needed by society. To this end, we will return to the "circle of trust" principle of our founding and establish ACOM's image as a brand that offers relief and confidence.

> Rather than being limited to our existing domestic and overseas markets, we will deploy our unique pool of knowledge to expand our presence in new markets such as loan guarantee services while upgrading our capabilities in the unsecured loan business in Japan and abroad.


ACOM Brand
THE NEW ACOM
Management Reforms
New Markets

Aiming for the "NEW ACOM"

ACOM's DNA is embodied in the "circle of trust" principle that has guided the Company for more than 70 years since its foundation. Now, it is time for us to revisit that principle and target renewed growth as the "New ACOM."

FINANCIAL HIGHLIGHTS

ACOM CO., LTD. and Subsidiaries

	Millions of yen				
	2004	2005	2006	2007	2008
Profit and Loss Related:					
Operating Income	434,968	433,965	445,431	423,652	379,706
Operating Expenses	314,577	289,604	335,039	508,755	298,054
Bad-debt-related Expenses *1	140,505	108,453	117,125	137,595	115,848
Interest-repayment-related Expenses *2	—	—	37,228	200,147	19,620
Other Operating Expenses	174,072	181,151	180,685	171,013	162,586
Operating Profit (Loss)	120,391	144,361	110,392	(85,102)	81,651
Net Income (Loss)	70,319	81,533	65,595	(437,972)	35,406
Cash Flow Related:					
Net Cash Provided by (Used in) Operating Activities	164,158	141,014	100,226	99,944	126,183
Net Cash Provided by (Used in) Investing Activities	(5,398)	(17,350)	(44,973)	308	8,250
Net Cash Provided by (Used in) Financing Activities	(166,105)	(136,508)	(104,389)	(53,464)	(128,678)
Free Cash Flow	158,760	123,664	55,253	100,252	134,433
Balance Sheet Related:					
Total Assets	2,075,389	2,077,334	2,106,681	2,031,829	1,861,505
Receivables Outstanding *3	1,851,454	1,856,962	1,834,628	1,734,139	1,561,839
Total Amount of Bad Debts	80,259	83,961	114,371	149,453	136,396
Allowance for Bad Debts	135,350	130,532	131,620	128,798	119,882
Net Assets *4	697,166	863,760	927,722	450,073	463,725
	Yen				
Per Share:					
Net Income (Loss), Basic	487.77	516.23	416.69	(2,786.19)	225.24
Net Assets *4	4,855.98	5,456.39	5,901.69	2,863.16	2,950.01
Cash Dividends	80	100	140	100	100
	%				
Financial Ratios:					
Profitability					
Operating Profit Margin	27.7	33.3	24.8	(20.1)	21.5
ROE *5	10.5	10.4	7.3	(63.6)	7.7
Efficiency					
Operating Efficiency *6	9.2	9.8	11.8	20.8	11.1
ROA1 (Net Income to Total Assets) *5	3.3	3.9	3.1	(21.2)	1.8
ROA2 (Net Income to Receivables Outstanding) *5	3.7	4.4	3.6	(24.5)	2.1
Stability					
Shareholders' Equity Ratio	33.6	41.6	44.0	22.2	24.9
Bad Debt Ratio (Gross Basis) [Non-Consolidated] *7	4.9	5.1	6.9	9.4	9.4
Bad Debt Coverage Ratio [Non-Consolidated] *8	162.2	150.7	112.0	85.6	87.0

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, increase or decrease in allowance for bad debts, and increase or decrease in allowance for loss on debt guarantees.
2. Interest-repayment-related expenses represents the sum of interest repayments, ACOM's voluntary waiver of repayments accompanied with interest repayments, and increase or decrease in allowance for loss on interest repayments.
3. Receivables outstanding indicates the sum of receivables outstanding of the loan business, credit card business, and installment sales finance business.
4. Net assets excludes minority interests in consolidated subsideiaries.
5. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
6. Operating efficiency = Operating expenses excluding bad-debt-related expenses / average of beginning and end of term receivables outstanding
7. Bad debt ratio (Gross basis) = Total amount of bad debts / loans receivable plus loans to borrowers in bankruptcy or under reorganization
8. Bad debt coverage ratio = Allowance for bad debts / total amount of bad debts

Operating Income and Operating Profit Margin


Billions of yen
%
500
400
300
200
100
0
50
40
30
20
10
0
-20
'04/3 '05/3 '06/3 '07/3 '08/3
Operating Income
Operating Profit Margin (right axis)

Net Assets and ROE


Billions of yen
%
1,000
800
600
400
200
0
25
20
15
10
5
0
-65
'04/3 '05/3 '06/3 '07/3 '08/3
Net Assets
ROE (right axis)

Receivables Outstanding and ROA2


Billions of yen
%
2,000
1,500
1,000
500
0
8
6
4
2
0
-26
'04/3 '05/3 '06/3 '07/3 '08/3
Receivables Outstanding
ROA2 (right axis)

Allowance for Bad Debts and Total Amount of Bad Debts


Billions of yen
150
100
50
0
'04/3 '05/3 '06/3 '07/3 '08/3
Allowance for Bad Debts
Total Amount of Bad Debts

* From 2006, ACOM's voluntary waivers of repayments due to the claims for interest repayments have been provided for under the allowance for loss on interest repayments.

Cash Dividends per Share


Yen
150
100
50
0
'04/3 '05/3 '06/3 '07/3 '08/3

Shareholders' Equity Ratio


%
50
40
30
20
10
0
'04/3 '05/3 '06/3 '07/3 '08/3

MESSAGE FROM THE MANAGEMENT



We will work to swiftly foster ACOM's image as a relief and confidence brand while establishing a business foundation geared toward stable long-term growth. Serving as the "New ACOM," we will target significant, rapid progress to our next stage of development.

Shigeyoshi Kinoshita President & CEO

Fiscal 2007 in Review

Substantial decline in provision for loss on interest repayments enables return to profitability, with net income of ¥35.4 billion

Business conditions for the ACOM Group are growing more and more challenging due to further tightened regulations, with the main enforcement of the revised Money-Lending Business Law in December 2007.

Consolidated operating income for the year amounted to ¥379.7 billion, down 10.4% from the previous year. This was due to a decline in interest income stemming from a decrease in the balance of loans receivable in the loan business and a fall in average loan yield over the period. Due to a substantial decline in provision for loss on interest repayments, however, operating expenses dropped 41.4%, to ¥298.0 billion, resulting in operating profit of ¥81.6 billion, compared with an operating loss of ¥85.1 billion in fiscal 2006. Even after accounting for a ¥22.0 billion loss on revaluation of investments in marketable securities and a ¥17.3 billion increase in deferred income taxes, the ACOM Group returned to profitability, with net income of ¥35.4 billion.

¥19.6 billion provision for loss on interest repayments, for a year-end balance of ¥374.8 billion

In the previous fiscal year, the ACOM Group made a ¥490.0 billion provision for loss on interest repayments. In the year under review, we made a ¥134.8 billion reversal of the allowance for loss on interest repayments, which was within our plan. After reassessing the appropriateness of the allowance, however, we made a further provision of ¥19.6 billion, bringing the year-end balance of the allowance to ¥374.8 billion.

At present, the number of requests for interest repayments seems to be peaking, but we do not expect a downturn until the third quarter of fiscal 2008 at the earliest. For the year ending March 2009, we plan to make a ¥121.8 billion reversal of the allowance for loss on interest repayments, bringing the balance to ¥253.0 billion at fiscal year-end.

Cash dividends unchanged at ¥100.00 per share

As a goal for returns to shareholders, we advocate a medium term plan "based on the targeted shareholders' equity ratio, aims at maintaining no less than 30% net income ratio against the total amount of treasury stock purchased, plus the dividend payments thereon, every fiscal year." Based on this policy, we declared annual cash dividends of ¥100.00 per share.

Major fiscal 2007 initiatives

(1) Early reduction of interest rates

Pre-empting the revision of the Money-Lending Business Law, the ACOM Group moved quickly to launch new products with interest rates of 18% or less, in order to attract new customers. At the same time, we actively promoted existing customers to switch over to our new-interest-rate products. At the end of the year, we set our minimum interest rate at 7.7%, the lowest level in the industry. By lowering our interest rates and providing a broad product lineup in this way, we worked assertively to expand our customer base.

(2) Good progress with cost structure reforms

To improve earnings and reinforce its business foundation, the ACOM Group is pursuing increased efficiency through reforms to its cost structure. We have made good progress toward attaining our reform targets, set for the year ending March 2011. In the year under review, we achieved cost reductions totaling ¥20.0 billion, well above our ¥17.9 billion goal for the year.

(3) Business expansion via alliance with MUFG

In fiscal 2007, we steadily expanded our presence in new businesses under our alliance with Mitsubishi UFJ Financial Group, Inc. (hereinafter MUFG). In November 2007, we began providing guarantees for consumer card loans extended by the Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter BTMU). In this way, we are increasing our profile in the loan guarantee business, a major component of our diversified financial services.

During the year, ACOM and BTMU jointly acquired a bank in the Republic of Indonesia, laying the groundwork for business expansion in that region in the future.

(4) Stronger focus on compliance

To earn a high level of confidence from society, a company must first establish a management framework that resonates with all stakeholders. Compliance is the bedrock of such a foundation. With this in mind, in December 2007 we formulated two statements — the "ACOM Group Code of Ethics" and the "Code of Conduct" — outlining compliance policies common to all Group members. Going forward, we will work to further reinforce our compliance approach, which is key to people's confidence.

Future Strategies and Fiscal 2008 Outlook

"New ACOM" targeting a new direction

To maintain our competitive edge in this rapidly changing market environment, we will pursue the following three strategies aimed at transforming ourselves into a "New ACOM."

First, we will reaffirm our "ACOM DNA," reflected in the "circle of trust" spirit on which the Company was founded, with the aim of establishing ACOM as a relief and confidence brand.

Second, to restore the Company on a growth path amid difficult business conditions, we will strive to identify potential customers in Japan and overseas, while at the same time tapping new markets.

Third, we will aggressively implement Groupwide business reforms in order to transform ourselves into an efficient business organization.

By promoting the above three strategies, we will strive to establish a firm business foundation for the "New ACOM" and achieve stable, long-term growth.

22.3% net income growth forecast despite tough business conditions

Conditions surrounding the consumer finance industry have become increasingly difficult. In the fiscal year ending March 2009, we expect a continued decline in interest income. Accordingly, we forecast operating income of ¥325.0 billion (down 14.4% year-on-year), operating expenses of ¥270.4 billion (down 9.3%), and operating profit of ¥54.6 billion (down 33.1%).

Nevertheless, we do not expect to make a provision for loss on interest repayments, be subject to prior fiscal year corporate taxes, etc., which happened in the year ended March 2008. For this reason, we forecast a 22.3% increase in net income, to ¥43.3 billion.

In Conclusion

Targeting significant, rapid progress as the "New ACOM"

The ACOM Group's track record in flexibly addressing the changing needs of customers has engendered a paradigm shift in the industry.

Pursuing an innovative and creative style of management is an integral part of our corporate philosophy. We are also conscious and proud of our role as a leading company, guiding the resurrection of the consumer finance industry. With this in mind, we will forge ahead into new territory with a sense of speed. As the "New ACOM," we will target significant progress while entrenching our image as a relief and confidence brand.

We look forward to the ongoing support of all shareholders as we tackle the challenges ahead.

Shigeyoshi Kinoshita
President & Chief Executive Officer

Special Feature

FORGING AHEAD AS THE "NEW ACOM"

Reduction in Lending Interest Rate

Until June 17, 2007		From June 18, 2007		From March 31, 2008
13.140~27.375%	▷	12.00~18.00%	▷	7.7~18.0%

Unsecured Loans Receivable Outstanding by Interest Rate (% of total; ACOM)



%
100
80
60
40
20
0
61.6
38.4
+22.1
16.3
Over 15% to 18%
Over 12% to 15%
12% or less
'07/3
'08/3
Over 18%
'07/3
'08/3
18% or less

In our role as the "New ACOM," we will implement a series of strategies that utilize our unique strengths: (1) strong brand power, (2) advanced credit screening capabilities, and (3) alliance with MUFG. By embracing these strategies with a sense of urgency, we will swiftly respond to the ever-changing business environment and reshape the traditional mindset of the industry.

In this section, we describe specific initiatives related to the aforementioned three strategies, as well as Groupwide business reforms that we are undertaking.

Firmly Entrench the ACOM Brand

Under its medium to long-term strategy, ACOM's basic priority is to be a leader in its core business of providing unsecured loans to domestic customers. At this time of transition in the consumer finance market, our strategy is to protect our competitive advantage by winning back the trust of society and firmly entrenching ACOM's image as a brand that inspires relief and confidence. By making the ACOM name more widely recognized, we will raise brand loyalty among existing customers and reinforce our customer base. At the same time, we will seek to attract potential customers that previously were reluctant to borrow from consumer finance companies, in an effort to broaden our base of new, high-quality customers for the future. To entrench the ACOM brand, we are targeting the following two specific initiatives.

Swiftly Reduce Interest Rates in Line with Revised Money-Lending Business Law

We moved quickly to address the revision of the Money-Lending Business Law by lowering our interest rates in June 2007. By acting early to launch new, low-interest products ahead of our competitors, we sought to promote our image for inspiring relief and confidence, while quickly attracting high-quality customers through our low-priced services. We believe that these actions are the most effective way to increase our corporate value for the future.

In March 2008, we further lowered our minimum lending rate, with the aim of attracting new customers and upgrading our services for low-risk borrowers. We are now actively promoting products in the core 15-18% interest-rate band. Moreover, customers have responded positively to our new-interest-rate products, making them a major factor behind our loan applications increasing year-on-year.

Launch New Advertising and Promotion

To coincide with our interest rate reduction in March 2008, we launched an advertising and promotion which includes new television commercials. The primary objective of the campaign is to significantly change society's view of ACOM. We hope to highlight the "moderation" aspect of ACOM's name (which derives from a combination of three words: "affection," "moderation," and "confidence"), which comes from its basic philosophy that "ACOM lends based on your trust worthiness," and thus firmly establish our reputation for inspiring confidence.

To this end, we will strive to improve our image not only among existing customers but also among customers who are reluctant to borrow from consumer finance companies, in an effort to broaden our potential market.

By conducting effective advertising and promotions in these ways, while also lowering our interest rates, we intend to swiftly entrench ACOM's image as a brand that inspires relief and confidence.

Transitions of Lending Ratio (ACOM)



Addition of new low-risk customer segments
Complicated clerical work
%
50,000
40,000
30,000
20,000
10,000
0
50.0
45.0
40.0
35.0
30.0
0
'07/3 4 5 6 7 8 9 10 11 12 '08/1 2 3
No. of Application
Monthly Lending Ratio (right axis)

Changes in Bad Debts and Composition Ratio to Loans Receivable Outstanding



Billions of yen
%
200
150
100
50
0
10.0
7.5
5.0
2.5
0
-¥16.5 billion
'04/3 '05/3 '06/3 '07/3 6 9 12 '08/3
Restructured Loans
Loans Past Due for Three Months or More
Loans in Arrears
Loans to Borrowers in Bankruptcy or Under Reorganization
Composition Ratio (right axis)

Further Improve Lending Techniques

One of ACOM's key strengths is its advanced credit screening capability. Deploying this strength, we will adopt more stringent, optimized lending criteria and make more appropriate risk judgments. This will enable us to (1) attract high-quality customers, (2) boost the number of new customers, (3) lower the cost of credit, and (4) improve the quality of our loan portfolio, thus reinforcing the earnings foundation of our loan business.

In fiscal 2007, the lending ratio fell to 32.2% at one stage, due to our adoption of more rigorous lending standards to address changes in legislation. Since then, we have sought to achieve a higher level of screening accuracy. Accordingly, we succeeded in identifying potential customers among borrowers that we had rejected in the past. The number of new customers subsequently increased, and the lending ratio recovered to above 40%. In December 2007, however, Article 2 of the revised Money-Lending Business Law was enacted, heralding the introduction of new self-regulation laws governing the industry. Contractual processes consequently became more complex, leading to another decline in the lending ratio. Thanks to ongoing meticulous credit analysis, however, the ratio once again turned upward in February 2008. Since April 2008, the ratio has remained around the in the lower 40% range level as we rearranged our portfolio, switching high-default-risk borrowers from among those previously considered low-risk to acceptable-risk borrowers that we had previously rejected.

As of March 31, 2008, the total amount of bad debts stood at ¥124.7 billion, down ¥16.5 billion from a year earlier.

Strategy for MUFG Alliance

The key to reinforcing the ACOM brand and broadening our business domain is the alliance with MUFG. This alliance enables us to utilize the brand power of Japan's largest banking group to further strengthen the ACOM brand. At the same time, we are using MUFG's advanced risk management techniques and network to expand our presence in the loan guarantee business and in Asia.

Expand Loan Guarantee Business

The loan guarantee business is one of the most important components of ACOM's diversified financial services. To date, we have used the network of BTMU Group to form alliances with prominent regional banks and provide guarantees on unsecured loans to individuals. This is a new business that enables ACOM to combine the peace of mind and sales channels offered by our alliance banks with its own advanced lending and credit screening know-how. Accordingly, we can offer loan guarantee arrangements tailored to the specific needs of our alliance banks.

Through our consolidated subsidiary DC Cash One Ltd. (hereinafter DC Cash One), we provide guarantee services for "Tokyo-Mitsubishi UFJ-VISA," a Super IC Card issued by BTMU. We also offer guarantee services for BTMU related cards, including an IC credit card issued by former UFJ branches, and one jointly issued by BTMU and East Japan Railway Company.

In November 2007, ACOM began providing guarantees for "BANQUIC," a new type of unsecured consumer card loan (a loan using a BTMU card) issued by BTMU. By setting low loan interest rates and expanding our lineup of loan products, we are mobilizing the ACOM Group's credit screening expertise and infrastructure to deliver optimal

ACOM's Position within the MUFG Group


MUFG
(Owns 15% of equity)
BTMU
(Owns 30% of equity)
DC Cash One
(Owns 54.73% of equity)
• "Super IC Card"
• "IC Credit Card"
• Tie-up card with East Japan Railway Company
Debt guarantee
acom
New Card Loan "BANQUIC"
Loan guarantee

Other Operating Expense Reductions

Billions of yen

	Annual reduction (yoy)	Cumulative reduction (compared to FY March 2006)	Other operating expenses
Fiscal 2005	—	—	127.0
Fiscal 2006	14.5	14.5	112.4
Fiscal 2007	20.0	34.5	92.3
Fiscal 2010	5.5	40.0	Less than 87.0

lending judgments and management, in line with BTMU's strategy of attracting a broad customer base. Through these actions, we aim to expand earnings together with BTMU.

In June 2007, Japan's Banking Law was revised, leading to the relaxation of restrictions on providing guarantees for business loans by guarantee companies that are members of banking groups. Since then, ACOM has been actively considering entry into the new business of guarantees for small business loans to entrepreneurs.

Backed by the powerful BTMU brand, ACOM will target mutually beneficial cooperative arrangements to increase customers and the depth of the MUFG alliance. In the process, we intend to further broaden our loan guarantee business in the future.

Expand Presence in Asia

In December 2007, ACOM and BTMU jointly acquired 75.68% of the outstanding shares of PT. BANK NUSANTARA PARAHYANGAN, Tbk. (hereinafter Bank BNP), a bank in the Republic of Indonesian. Bank BNP thus became a consolidated subsidiary of ACOM (which acquired 55.68% of the shares) and an equity-method affiliate of BTMU.

With around 225 million people, Indonesia is the most populous nation in Southeast Asia and has considerable growth potential as a retail finance market. Our strategy going forward is to strengthen and increase financing to small and medium-sized companies, where Bank BNP has special expertise, while at the same time advancing our own consumer loan business. With respect banking business, we will introduce risk management methods employed by BTMU at Bank BNP.

In the Kingdom of Thailand, we are promoting our business, centering on loans, via consolidated subsidiary EASY BUY Public Company Limited(hereinafter EASY BUY), which is working to build top brand position in that nation.

Groupwide Business Reforms

Since fiscal 2006, ACOM has been working to reduce costs via Groupwide business reforms, with the aim of securing stable, long-term profitability assuming an average yield on unsecured loans for customers of between 16% and 17%. Under these reforms, we are implementing a plan to save Groupwide costs by ¥40 billion or more by fiscal 2010, compared with fiscal 2005; the plan is running ahead of schedule. In fiscal 2007, we strove to reduce personnel and advertising and promotional expenses while also cutting office-related costs through reductions on the number of outlets, cutting overall operational costs by 17.8% over the previous year. By the end of fiscal 2007, we had made a cumulative cost reduction of ¥34.5 billion compared with fiscal 2005.

As part of the reorganization of Group companies, on April 1, 2007, we transferred the installment sales finance business of the parent company to a subsidiary, leading to the birth of AFRESH CREDIT CO., LTD.(hereinafter AFRESH CREDIT). In doing so we concentrated the Group's business foundation and expertise in installment sales finance at the new company.

We have also been rearranging our other businesses. In the year under review, we established a new company, called JLA INCORPORATED(hereinafter JLA), through the merger of three support companies engaged mainly in office design and fit-outs, real estate-related activities, and integrated building maintenance. Through this merger, we have enhanced the efficiency of business resources and created a competitive company with highly specialized expertise.

In the future, ACOM will continue to combine its internal Group functions and rebuild its Mainstay computer systems. In these ways, we will continue implementing Groupwide business reforms in our quest to further enhance profitability.

OVERVIEW OF BUSINESSES

BUSINESS HIGHLIGHTS

Segment	Business Overview and Market Position

LOAN BUSINESS

The loan business, centering on unsecured loans for consumers, is the ACOM Group's core business, accounting for 87.3% of consolidated operating income in the fiscal year ended March 31, 2008. ACOM has acquired advanced credit screening expertise based on data from more than 9 million customers it has served in the past. We are utilizing this expertise to provide services through various channels, including branches, our automatic contract machines, the internet, and mobile phones.

Moving quickly to address new laws governing the maximum interest rate on loans, ACOM is working hard to meet the expectations of new customers and attract a segment of low-risk borrowers. In Japan, the ACOM Group provides loan services via a two-brand strategy spearheaded by ACOM and DC Cash One. Overseas, EASY BUY, our subsidiary in the Kingdom of Thailand, holds a top class position in that market as a provider of unsecured loans to individuals. In December 2007, we acquired Bank BNP, a bank in the Republic of Indonesia, which together with EASY BUY gives us a new operating base in Asia, where economies are growing rapidly.

According to the 2008 edition of Consumer Credit Statistics of Japan (published by the Japan Consumer Credit Industry Association), the domestic consumer loan market is currently approximately ¥9.2 trillion in terms of loans receivable outstanding (fiscal 2006 data). With a share of around 17%, ACOM is one of the leading players in this market.

DIVERSIFIED FINANCIAL SERVICES

Guarantee Business

ACOM provides guarantees on unsecured consumer loans via alliances with financial institutions, centering on prominent regional banks. By combining the brand power and sales channels offered by the banks with ACOM's credit screening and collection expertise related to unsecured consumer loans, we are able to provide guarantee arrangements tailored to the needs of alliance partners, from product planning to loan collection. As of March 31, 2008, the ACOM Group had tie-ups with 14 banks. Its balance of guaranteed loans receivable has continued to increase, reaching ¥120.6 billion at fiscal year-end.

Credit Card Business

In 1998, ACOM acquired principal membership of MasterCard International and entered the credit card business in the following year with the issue of an ACOM credit card.

In this business, we are promoting credit card issuance under the ACOM brand, mainly to our loan customers. At the same time, we have formed credit card alliances with large-scale retail chains and other companies with strong customer-drawing power, with a view to enhancing the efficiency of our alliance card business. However, intensified competition among finance companies seeking alliances has adversely affected the profitability of the alliance card business, and for this reason we have cancelled a number of alliances. In line with this, we have encouraged alliance cardholders to switch to an ACOM credit card. As of March 31, 2008, there were 866 thousand holders of cards issued by ACOM.

Installment Sales Finance Business

In this segment, the ACOM Group specializes in installment sales finance services to facilitate the purchase of items through agreements we have with affiliated retailers. When a customer wishes to purchase a high-priced item, we pay the retailer in advance, and the customer reimburses us in subsequent installments. Due to the diversifying needs of customers, we offer a broad range of payment options in addition to regular installments. These include extra repayments or lump-sum repayments at bonus time.

In Asia, where there is significant growth potential, EASY BUY, our subsidiary in Thailand, has enhanced its lending model in order to improve the quality of its credit portfolio and attract more customers.

On April 1, 2007, our domestic installment sales finance business was reorganized into a new company, AFRESH CREDIT, which combines the entire ACOM Group's business foundation and expertise related to installment sales finance. In this way, we are working to build a new base for our installment sales finance business.

Loan Servicing Business

In March 2001, ACOM entered the loan servicing business by taking an equity stake in IR Loan Servicing, Inc. (hereinafter IR Loan Servicing), a joint venture with Risa Partners, Inc. (hereinafter Risa Partners). The primary income sources in this business are commissions received from banks, life insurers, and other financial institutions for handling their debt collection activities on consignment, as well as marginal profit derived from recovery of loans purchased.

In addition to the purchase of loans and debt collection services, IR Loan Servicing is developing a comprehensive loan servicing business, including backup servicing, corporate revitalization services, and payment guide services. In these endeavors, IR Loan Servicing takes full advantage of ACOM's consumer loan servicing and credit management for corporate borrowers know-how, acquired over many years, as well as the latest consulting techniques.

According to the Ministry of Justice, the balance of receivables in this market at the end of December 2007 was ¥223 trillion.

OTHER BUSINESSES

Rental Business

The ACOM Group operates a business renting out office furniture and equipment, goods used in daily life, and leisure equipment, as well as equipment for model rooms and business negotiation corners. We also provide support for business event planning, travel, and business operation.

Other Businesses

Other activities of the ACOM Group include life and non-life insurance agency services, real-estate-related activities, and entrusted back-office services on consignment.

Major Group Companies	Composition of Operating Income (Five Year Period)

- ACOM CO., LTD.
- DC Cash One Ltd.
- EASY BUY Public Company Limited


91.0%
87.3%
FY2002
FY2007

- ACOM CO., LTD.
- DC Cash One Ltd.

- ACOM CO., LTD.

- AFRESH CREDIT CO., LTD.
- EASY BUY Public Company Limited


7.7%
10.7%
FY2002
FY2007

- IR Loan Servicing, Inc.
- Yugensekinin-Chukanhojin Mirai Capital
- Power Investments LLC

- ACOM RENTAL CO., LTD.

- RELATES CO., LTD.
- AC Ventures Co., Ltd.
- JLA INCORPORATED
- A B PARTNER CO., LTD.
- ACOM (U.S.A.) INC.


1.3%
2.0%
FY2002
FY2007

OPERATIONS BY BUSINESS SEGMENT

Loan Business (Consolidated)
Operating Income and Receivables Outstanding



Billions of yen
Thousands
2,000
1,500
1,000
500
0
4,000
3,000
2,000
1,000
0
3,208
3,212
1,480
1,375
331
273
'05/3
'06/3
'07/3
'08/3
'09/3(Outlook)
Consolidated Operating Income
Receivables Outstanding
Customer Accounts (right axis)

Transitions of Lending Ratio (Non-Consolidated)
No. of Application, Monthly-lending Ratio



%
50,000
40,000
30,000
20,000
10,000
0
50.0
45.0
40.0
35.0
30.0
0
39.6
'07/3
4
5
6
7
8
9
10
11
12
'08/1
2
3
No. of Application
Monthly-Lending Ratio (right axis)

LOAN BUSINESS

Segment Characteristics and Basic Strategies

In Japan, the Group provides loan services via a two-brand strategy under ACOM (the parent company) and DC Cash One. Overseas, EASY BUY, our subsidiary in the Kingdom of Thailand, holds a prominent position in that market as a provider of unsecured loans to individuals. In December 2007, we acquired Bank BNP, a bank in the Republic of Indonesia, which together with EASY BUY gives us a new operating base in Asia, where economies are growing rapidly.

With "Creating a renewed ACOM under new management structure" as our marketing slogan, we are implementing lending and interest rate strategies that accurately address changes in customer needs and business conditions. In these ways, we will address our priority issues of strengthening business with high-quality customers and expediting the sound development of our loan portfolio. At the same time, we will step up cultivation of new customers and shift to a business model that is based on a maximum lending interest rate of 18%.

Fiscal 2007 Highlights

Reducing Interest Rates and Enhancing the Lending System

In fiscal 2007, the ACOM Group endeavored to set interest rates and manage its loan portfolio to accurately address the changing business climate. We also strengthened transactions with existing high-quality customers and stepped up cultivation of new ones while striving to enhance the quality of our loan portfolio.

Ahead of the revision of the Money-Lending Business Law, we reduced our maximum lending interest rate to 18.0% and our minimum rate to 7.7% to upgrade our product lineup. We also improved our services for customers making applications using the Internet. As a result, new loan applications increased year-on-year. In addition, we encouraged existing customers to switch over to our new-interest-rate products. Accordingly, the balance of unsecured loans to consumers with interest rates at 18.0% or less accounted for 38.4% of total loans receivable at fiscal year-end for the ACOM parent company, up from 16.3% a year earlier.

In addition to lowering interest rates, we adopted more stringent lending criteria, causing the lending ratio to fall to 32.2% at one stage. Through more meticulous analysis of customers' creditworthiness, however, we succeeded in identifying customers to whom we can safely provide finance from a base of customers previously thought to be high-risk. Moreover, advertisements about our reduced interest rates were effective, attracting an increase in new loan applications and pushing the lending ratio back up to around 40%.

Targeting Further Improvements in Convenience

During the year, the ACOM Group took various measures aimed at further raising the convenience of its services. In June 2007, for example, we formed an alliance with eBANK Corporation (hereinafter eBANK), through which we have simplified procedures for customers applying for loans via the internet and also enabled customers to apply using mobile phones. ACOM customers with eBANK accounts can now use the internet to take out and repay loans 24 hours a day, 365 days a year.

DC Cash One

Operating Income, Receivables Outstanding and Customer Accounts


Billions of yen
Thousands
100
80
60
40
20
0
250
200
150
100
50
0
81
81
180
177
13
13
'07/3
'08/3
'09/3(Outlook)
Operating Income
Receivables Outstanding
Customer Accounts (right axis)

EASY BUY

Operating Income, Receivables Outstanding


Billions of yen
80
60
40
20
0
74
72
18
19
'05/3
'06/3
'07/3
'08/3
'09/3(Outlook)
Operating Income
Receivables Outstanding

In December 2007, we further enhanced convenience for customers by forming an ATM alliance with AEON Bank, Ltd.

Tapping Overseas Markets

In December 2007, ACOM teamed with BTMU to take a joint equity stake in Bank BNP, a medium-sized bank in Indonesia. Bank BNP will utilize ACOM's know-how to develop various consumer loan services for the Indonesian market.

Fiscal 2007 Performance and Fiscal 2008 Outlook

As of March 31, 2008, the consolidated balance of receivables outstanding in our loan business stood at ¥1,480.9 billion, down 9.3% from a year earlier. Operating income for the period declined 11.5%, to ¥331.4 billion.

Receivables outstanding at ACOM decreased 11.8%, to ¥1,318.7 billion, and segment operating income fell 14.2%, to ¥298.8 billion. These declines stemmed mainly from the voluntary waiver of repayments due to requests for interest repayments stayed at high level, as well as a decrease in the number of new contracts due to the adoption of more stringent lending criteria.

Consolidated subsidiary DC Cash One sought to improve its credit screening model and enhancement of management structure. It also strove to reinforce its brand by opening an SNS (Social Networking Service) site. However, its number of loan customers slipped 1.5%, to 180 thousand at fiscal year-end, and receivables outstanding declined 1.9%, to ¥81.1 billion. Owing to rigorous efforts to enhance operating efficiency, however, loan business operating income grew 3.8%, to ¥13.7 billion.

EASY BUY, our subsidiary in Thailand, worked on improvement of quality of assets through improvement of credit screening model. EASY BUY also worked to augment its ability to attract new customers. As a result, the balance of receivables outstanding in EASY BUY's loan business surged 49.7%, to ¥74.7 billion, and operating income jumped 46.8%, to ¥18.8 billion.

In fiscal 2008, ACOM will continue stepping up efforts to attract new customers by broadening its product lineup and implementing effective advertising and promotions. At the same time, ACOM will encourage existing customers to shift to new interest-rate products and improve its credit portfolio. Accordingly, we expect the share of loans yielding 18% or less to reach 56.2% by March 2009, up from 38.4% in March 2008, with the average yield on all loans falling 1.96 points, to 19.09%. Due to ongoing difficulties in the operating environment, however, ACOM forecasts a ¥98.1 billion decline in loan receivables outstanding, to ¥1,179.7 billion.

In its loan business, DC Cash One forecasts a 0.5% increase in receivables outstanding, to ¥81.6 billion, and a 2.3% decrease in operating income, to ¥13.4 billion. EASY BUY predicts a 3.3% decline in receivables outstanding, to ¥72.3 billion, and a 1.2% rise in operating income, to ¥19.1 billion.

For the entire segment, on a consolidated basis we expect a 7.1% decrease in the balance of receivables outstanding, to ¥1,375.1 billion, and a 17.6% decline in operating income, to ¥273.1 billion.

Guarantee Business (Consolidated)
Operating Income and Guaranteed Receivables


Billions of yen
200
150
100
50
0
172
120
10
12
'05/3
'06/3
'07/3
'08/3
'09/3(Outlook)
Consolidated Operating Income
Guaranteed Receivables

Number of Guarantee Business Partners and Accounts (Non-Consolidated)


Thousands
20
15
10
5
0
800
600
400
200
0
14
Banks
411
1 Corporation
'04/3
'05/3
'06/3
'07/3
'08/3
Banks
Corporation
Number of Accounts (right axis)

GUARANTEE BUSINESS

Segment Characteristics and Basic Strategies

ACOM provides guarantee services, mainly on unsecured loans to individuals. In this business, we also work together with RELATES CO., LTD. (hereinafter RELATES), a wholly owned subsidiary, to provide an integrated set of back-office services. RELATES specializes in providing call center services, as well as consulting services related to the outsourcing of administrative processing.

The guarantee business is an area in which ACOM utilizes its lending and credit screening expertise in unsecured consumer loans, accumulated over many years. Through alliances with BTMU and prominent regional banks, we fuse the brand strength and broad customer bases of banks with ACOM's lending and credit screening expertise to provide guarantee arrangements tailored to the needs of alliance partners. We have positioned this segment as a new growth area and driver of our diversified financial services business.

Fiscal 2007 Highlights

Launch of New Guarantee Service, BANQUIC

In November 2007, we began providing guarantees for "BANQUIC," a new type of credit card loan launched by BTMU. This brought the number of ACOM's guarantee business alliance partners to 14 banks and one company, including DC Cash One. During the year, the ACOM Group further clarified its position as the core provider of consumer finance services in the MUFG Group. We will continue expanding this business in the future.

Solid Performance by DC Cash One

In fiscal 2007, DC Cash One advanced its guarantee business by focusing mainly on guarantees for credit cards issued by BTMU. Seeking to boost profitability, it promoted enhanced efficiency through rearrangement of management system and enhancement of collection system. Accordingly, DC Cash One's balance of guaranteed receivables surged 119.2%, to ¥20.0 billion, at fiscal year-end, and operating income jumped 39.6%, to ¥3.0 billion.

Fiscal 2007 Performance and Fiscal 2008 Outlook

In the guarantee business, with prime objectives of expanding operational scale and improving profitability, the ACOM Group endeavored to expand operational scale through consulting to existing guarantee business partners and cultivating new business partners. We also reinforced our earnings base with the launch of guarantees for the BANQUIC credit card loan.

As a result, the balance of guaranteed receivables climbed 13.8%, to ¥120.6 billion, and operating income rose 14.3%, to ¥10.5 billion. Going forward, ACOM will provide full-fledged guarantees for BANQUIC, broaden its business with existing alliance partners, and forming tie-ups with new regional banks. DC Cash One, meanwhile, will target further expansion of its guarantee business in cooperation with BTMU.

In fiscal 2008, we forecast a 42.9% jump in the consolidated end-of-term balance of guaranteed receivables, to ¥172.4 billion, and a 22.1% rise in operating income, to ¥12.9 billion. As a new strategy, we are actively considering entry into the guarantee business for small business loans provided by banks—a segment of the market that was liberalized in June 2007.

Installment Sales Finance Business (Consolidated)
Operating Income and Receivables Outstanding


Billions of yen
150
100
50
0
'05/3
'06/3
'07/3
'08/3
'09/3(Outlook)
42
41
7
5
Consolidated Operating Income
Receivables Outstanding

Credit Card Business (Consolidated)
Operating Income, Receivables Outstanding and Customer Accounts


Billions of yen
Thousands of persons
60
40
20
0
1,500
1,000
500
0
'05/3
'06/3
'07/3
'08/3
'09/3(Outlook)
38
871
30
620
5
4
Consolidated Operating Income
Receivables Outstanding
Cardholders (right axis)

INSTALLMENT SALES FINANCE AND CREDIT CARD BUSINESS

Installment Sales Finance

Segment Characteristics and Basic Strategies

In April 2007, the ACOM Group's domestic installment sales finance business was reorganized into a new company, AFRESH CREDIT. Under this arrangement, we will continue to improve both management of the existing member stores and management of assets as well as engaging in stronger sales promotion.

Fiscal 2007 Performance and Fiscal 2008 Outlook

In fiscal 2007, we strove to enhance the efficiency of our domestic operations, but business conditions became more and more difficult amid a shrinking market for installment sales finance services. As a result, the year-end balance of installment receivables in Japan fell ¥8.9 billion, to ¥32.6 billion, and operating income slipped ¥1.6 billion, to ¥3.4 billion. In fiscal 2008, we will work to restore the balance of receivables to a growth trajectory by cultivating high-quality, large-scale merchant affiliates. As we consolidate the number of affiliates, we expect an 8.9% decline in domestic operating income, to ¥3.1 billion. However, we forecast an 8.4% increase in the balance of installment receivables in Japan, to ¥35.4 billion.

Overseas, EASY BUY has faced difficult conditions in its installment sales finance business due to a reduction in the maximum interest rate imposed by the Thai financial authorities. In response, EASY BUY focused on strengthening management of affiliated merchants, prioritizing a shift to high-quality ones. As a result, EASY BUY's balance of installment receivables fell 33.9%, to ¥10.1 billion, in fiscal 2007 and operating income declined 15.6%, to ¥4.2 billion. In fiscal 2008, we will focus on quality over quantity in our credit portfolio and embrace a policy of building a foundation for stable medium and long-term growth. For the year, we forecast a 41.8% decrease in installment receivables, to ¥5.9 billion, and a 43.9% fall in operating income, to ¥2.4 billion.

CREDIT CARD BUSINESS

Segment Characteristics and Basic Strategies

In its credit card business, ACOM has been expanded its business by issuing cards in two formats: an ACOM credit card, provided as a value-added service for loan customers; and cards issued in alliance with large-scale retail chains and other companies. Amid changing market conditions, however, we have canceled all agreements with alliance partners under a policy of focusing on an ACOM credit card.

Fiscal 2007 Performance and Fiscal 2008 Outlook

In fiscal 2007, consolidated operating income from our credit card business declined 11.3% from the previous year, to ¥5.4 billion, and the year-end balance of installment receivables fell 15.0%, to ¥38.1 billion. During the year, the ratio of bad debt write-offs grew 3.48 percentage points, to 12.77%. For this reason, we will strengthen our efforts in upgrading the quality of our credit portfolio.

Reflecting our new policy of focusing on an ACOM credit card,

Loan Servicing Business (Consolidated)
Operating Income and Receivables Outstanding


Billions of yen
30
20
10
0
30
17
17
22
'05/3 '06/3 '07/3 '08/3 '09/3(Outlook)
Consolidated Operating Income
Receivables Outstanding

Other Businesses (Consolidated)
Operating Income


Billions of yen
6
4
2
0
4
4
2
2
'05/3 '06/3 '07/3 '08/3 '09/3(Outlook)
Rental Business
Other Businesses

we will encourage alliance cardholders to switch to an ACOM credit card. In addition to offering this card as an added service to our loan customers, we will promote it as a credit card in the true sense. Due to a decline in the number of loan customers of the parent company, however, we forecast a 17.2% decrease in consolidated operating income for this segment, to ¥4.5 billion, and a 20.8% fall in the balance of installment receivables, to ¥30.2 billion.

LOAN SERVICING BUSINESS

Segment Characteristics and Basic Strategies

ACOM entered the loan servicing business by taking an equity stake in IR Loan Servicing. In addition to servicing commercial loans, drawing on ACOM's know-how we will increase our focus on small, unsecured loans. On February 21, 2008, ACOM acquired 2,160 shares of IR Loan Servicing (20% of total voting rights) from RISA Partners, transforming IR Loan Servicing into a wholly owned subsidiary.

Fiscal 2007 Performance and Fiscal 2008 Outlook

Conditions in the loan serving industry are becoming more and more difficult due to stronger competition as well as growing concerns about escalating purchase price for loans as disposal of bad debts and concerns for prolonging collection periods caused by an increase in secured loans. In fiscal 2007, we focused on strengthening our sales and collection capabilities in order to reinforce profitability and our financial position. To this end, we streamlined operations through business reforms and upgraded our collection system for small unsecured loans. As a result, total collection of purchased receivables grew 18.8%, to ¥30.6 billion, while segment operating income (including commissions on consigned purchases) climbed 23.1%, to ¥17.0 billion.

Now that Japanese financial institutions have completed writing down their bad debts, we forecast a 27.2% decline in collection of purchased receivables in fiscal 2008, to ¥22.3 billion, and a 1.0% increase in operating income, to ¥17.2 billion.

OTHER BUSINESSES

In fiscal 2007, consolidated operating income from the rental business rose 2.5%, to ¥4.6 billion, and operating income from other businesses—mainly life and non-life insurance agency services and real estate-related activities—fell 44.6%, to ¥2.9 billion. In fiscal 2008, we forecast a 6.5% increase in operating income from the rental business, to ¥4.9 billion, and a 4.0% fall in operating income from other businesses, to ¥2.8 billion.

ACOM'S MANAGEMENT STRUCTURE

CORPORATE GOVERNANCE

Basic Stance

The ACOM Group, guided by its lifelong "circle of trust" spirit, maintains an ongoing corporate commitment to respecting others, placing the customer first, and creative and innovative management. Based on this commitment, we are seeking to deepen mutual trust between our stakeholders and ourselves and thus progress in partnership with society.

In order to meet the expectations of stakeholders and build stronger trust, we will strengthen corporate governance as a key management priority. To this end, we will take steps to enhance the soundness, transparency, and efficiency of our operations and achieve sustained increases in our corporate value.

We recognize that effective internal control systems are essential to creating an appropriate corporate governance framework. Based on this recognition, we are encouraging all members of our organization to join forces in building internal control systems and assuring their effectiveness, under the leadership of the President & CEO. At the same time, we are constantly evaluating, verifying, and improving the effectiveness of internal control mechanisms already in place.

We introduced a statutory auditor system in order to achieve the following objectives:

- Expedite decision-making and business execution by having a Board of Directors that centers on internal directors who are closely attuned to the Company's operations
- Strengthen the supervision function by successively appointing outside directors and outside statutory auditors to reinforce the independence of audits
- Clearly separate the supervision and business execution functions through the introduction of an executive officer system

Current Status of Corporate Governance Framework for Business Decision Making and Management System for Business Execution and Oversight

(A)
Overview of Management Entities

(a)
Board of Directors

We have reduced the size of the Board of Directors in order to speed up decision-making and ensure effective mutual monitoring among directors. The Board now has 12 members (maximum of 12 permitted under the Articles of Incorporation), including one outside director. In addition to deciding important business management matters, such as management strategies and planning, the Board of Directors determines basic policies for building corporate governance and internal control systems. On the basis of these management plans and fundamental policies, the Board monitors the performances of the President & CEO and executive officers.

(b)
Board of Statutory Auditors

The Board of Statutory Auditors consists of four statutory auditors, including three independent ones. It meets once a month, in principle, and more often as deemed necessary, to receive reports concerning important audit-related matters, hold discussions, and pass resolutions. To upgrade the statutory auditors' capabilities, we established the Statutory Auditor's Office and assigned two persons to provide related support.

(c)
Executive Officers

In June 2003, ACOM introduced an executive officer system. The Board of Directors appoints executive officers, determines their function, lines of responsibility and authority, and delegates execution of operations to them. In these ways, decision-making and business execution are expedited, while supervision and execution functions are clearly separated. The Company has 15 executive officers, of whom nine serve concurrently as directors. Similarly, nine of the 12 members of the Board of Directors serve concurrently as executive officers.

(d)
Executive Officers Meeting

The Executive Officers Meeting, which consists of executive officers who serve concurrently as directors, discusses and makes decisions on important matters related to the execution of business as delegated by the Boad of Directors, in accordance with basic policies determined by the Board. It also deliberates in advance resolutions for proposal to the Board of Directors. The Executive Officers Meeting assembles three times a month, in principle, and more often as necessary.

(e)
Affiliated Companies Coordination Board

The Affiliated Companies Coordination Board consists of executive officers who serve concurrently as directors along with representatives of ACOM Group companies. In addition to discussing important matters concerning the management of affiliated companies, the Board coordinates, communicates, and reports on important matters pertaining to the execution of their business. The Board meets once a month, in principle, and more often as necessary.

(f)
Various Committees

1) Compliance Committee

The Compliance Committee, established by the Board of Directors, consists of three experts from outside the Company and two ACOM directors. It discusses and makes recommendations about the following compliance-related matters.

- Basic policies and compliance standards
- Important items related to establishment and operation of compliance systems

• Mid-long-term and annual plans for implementation
• Mechanisms to correct major violations, prevent their recurrence, and make improvements

The Compliance Committee meets once a month, in principle, and more often as necessary.

2) Director Evaluation Committee
Remuneration and bonuses for directors and executive officers who serve concurrently as directors are subject to evaluation by the Director Evaluation Committee, which consists of the Chairman, Deputy Chairman, President, and director in charge of human resources. The Board of Directors passes resolutions based on the results of such evaluations, as well as internal rules covering remuneration and bonuses for directors.

3) Risk Management Committee
The Risk Management Committee consists of executive officers who serve concurrently as directors. Based on authority bestowed upon it by the Executive Officers Meeting, the Committee establishes the Company's risk management approach, formulates basic risk management plans, and discusses and makes decisions on important items related to risk management, such as evaluations of important risks. As necessary, it participates in Executive Officers Meeting and Board of Directors meetings and makes reports. The Risk Management Committee meets once every three months, in principle, and more often as necessary.

(B)
Status of Internal Audits and Audits by Corporate Auditors

(a)
Internal Audits
With an auditing staff of 26 people, the Internal Audit Department verifies, evaluates, and recommends ways to address problems pertaining to compliance status, including observance of relevant laws, internal control initiatives, and other activities of the Company's business execution departments. In addition to ensuring conformity with various rules, the Department obtains an accurate understanding of the risks facing the Company. Based on this understanding, it conducts risk approach audits to evaluate the risk management stance of each relevant entity within the Company, and reports the results of such audits regularly to the Board of Directors an]d statutory auditors.

In addition, the Internal Audit Department conducts direct audits of affiliated companies in the ACOM Group and provides assistance to auditing staff of such affiliates, thus ensuring establishment of an effective Group auditing system.

(b)
Audits by Statutory Auditors
Based on the Company's auditing policies and auditing plans, statutory auditors attend meetings of the Board of Directors and other important meetings. Through examination of the Company's business and financial situation, statutory auditors audit the execution of business by directors and make appropriate and timely suggestions and recommendations to facilitate establishment of legal compliance and business ethics protocols. In addition, the statutory auditors work together with the independent accounting auditors and the Internal Audit Department to ensure an accurate grasp of operating status and evaluate the condition of internal control systems.

In addition, the statutory auditors form close relationships with statutory auditors of Group companies to facilitate the sharing of information and ensure appropriate operational behavior throughout the Group.

(C)
Status of Accounting Audits

(a)
Names of Certified Public Accountants (CPAs) who Audit the Company's Accounts, the Audit Corporation to which they Belong, and their Years of Continuous Audit Service to the Company

Designated employee, managing partner:
Nobutaka Motohashi, Ernst & Young ShinNihon
Designated employee, managing partner:
Shigeo Suzuki, Ernst & Young ShinNihon
Designated employee, managing partner:
Yasuo Matsuura, Ernst & Young ShinNihon

* Since all three auditors have served ACOM for less than seven years, their years of service have been omitted.
* The above audit corporation has voluntarily put mechanisms in place to prevent the managing partners from participating in the auditing of the Company's accounts for longer than a certain period of time.

(b)
Breakdown of Team Auditing the Company's Accounts

CPAs:	8 persons
Assistant CPAs:	5 persons
Other assistant staff:	8 persons

(D)
Compliance System

The Company has formulated the ACOM Group Code of Ethics, behavioral standards and compliance regulations as well as made specific disclosures and promoted awareness of basic compliance policies and behavioral standards. To establish a compliance promotion framework, we established the Compliance Department and Compliance Promotion Offices in all major divisions. We also appointed a Head of Compliance, Compliance Promotion Officers and Compliance Managers.

Also, to thoroughly promote compliance at affiliates, we are supporting the establishment of compliance rules and the building of compliance promotion frameworks based on the ACOM Group Code of Ethics and compliance regulations. With this, all executives and employees of the ACOM Group are unified in promoting compliance.

In addition, ACOM has set up compliance consultation offices at locations inside and outside the company for people who have information or issues they wish to discuss, with the aim of prevention, early detection, and correction of misconduct. To ensure appropriate operation of the internal reporting system and protect the identity of informants, we have formulated internal reporting protection regulations.

(E)
Risk Management System

Business conditions surrounding the Company are constantly changing, and the associated risks to be addressed are becoming more complex and diverse. In this context, ACOM recognizes the importance of understanding risk and places high priority on reinforcing and upgrading its risk management — a crucial factor in maintaining the soundness of operations and assuring stable profitability and growth.

Fundamental items related to risk management are identified in ACOM's Risk Management Regulations, which were formulated under the direction of the Risk Management Committee. These regulations clarify risks that need to be addressed, the entities to be involved, and appropriate risk management methods. The Corporate Management Department, responsible for overall control of the Company's risk management, undertakes comprehensive and unified management of risks affecting execution of business, reflecting an ongoing effort to upgrade and reinforce the Company's overall risk management system.

We have also devised information security management rules to protect personal information and other informational assets held by the Company. Based on these rules, we implement various measures to address foreseen risks, including establishment of appropriate safety and control mechanisms. At the same time, we have appointed information security management officers and determined the roles of each organization as well as those of directors and employees. ACOM is working systematically across the whole organization to ensure information security.

(F)
Corporate Governance and Internal Control System Structure

(As of June 24, 2008)



General Meeting of Shareholders
Appointment
Appointment
Appointment
Director Evaluation Committee
Evaluation
Compliance Committee
Proposal
Reporting
Board of Directors
Auditing
Auditing
Board of Statutory Auditors
Statutory Auditors
Cooperation
Monitoring
Reporting
Reporting
Reporting
Supervision
Reporting
Auditing
Business Execution Departments
Executive Officers Meeting
Reporting
Reporting
Instruction
Reporting
Reporting
Instruction
Reporting
Instruction
Personnel with Across-the-board Responsibilities for Compliance Supervision
Risk Management Committee
Affiliated Companies Coordination Board
Reporting
Instruction
Reporting
Reporting
Instruction
Instruction
Instruction
Reporting
External Compliance Consultation Office
Compliance Department
Ethics Hotline
(Internal Compliance Consultation Office)
General Risk Management Department
(Corporate Management Department)
Risk Management Departments (Assigned by Risk Category)
• Strategic Risk • Reputation Risk • Personnel Risk
• Legal Risk • Credit Risk • Market Risk • Liquidity Risk
• Administrative Risk • Information Asset Risk • Accident & Disaster Risk
Auditing
Independent Auditors
Reporting
Analysis, Support & Guidance
Reporting
Guidance
Divisions & Departments
Credit Business Promotion Division
Compliance Office
Credit Supervision Division
Compliance Office
Guarantee Business Department
Compliance Office
Departments
Personnel with responsibilities for compliance promotion
Internal Auditing
Internal Audit Department
Internal Audit & Audit Support
Support & Guidance
Instruction
Affiliated Companies

(G)
Internal Control Systems

ACOM has resolved to establish the following internal control systems.

(a)

System to Ensure that Business Execution by Directors and Employees Conforms to Laws and the Company's Articles of Incorporation

1) The Directors have formulated compliance regulations and ACOM's Ethical Codes for Business, with the aim of clarifying behavioral principles and best practices for directors and employees when promoting compliance. Directors shall take the initiative for enforcing compliance and ensure that employees are kept fully informed.

   According to behavioral principles, directors and employees shall not only observe laws, the Articles of Incorporation, and internal rules but also respect common decency and human rights, and undertake their work while placing top priority on ethical behavior.

   The President & CEO shall declare his intention to lead by example in practicing business ethics with strong social and public welfare elements, and shall position compliance enforcement as a top management priority.

2) In order to establish a proper compliance enforcement system, the Company shall establish a Compliance Committee and Compliance Department. Compliance Office shall also be placed in major business departments. In addition, the Company shall appoint Personnel with across-the-board responsibilities for compliance supervision, Personnel with responsibilities for compliance promotion, and compliance staff.
   - The Compliance Committee, consisting mainly of members from outside the Company, shall discuss and make recommendations pertaining to the following compliance-related items.
     - Basic policies and compliance standards
     - Important items related to system establishment and operation
     - Mid-long-term and annual plans for enforcement
     - Mechanisms to correct major violations, prevent their recurrence, and make improvements
   - Personnel with across-the-board responsibilities for compliance supervision shall oversee creation of systems for promoting Groupwide compliance enforcement, control measures, monitoring, and prevention of recurrence.
   - The Compliance Department shall propose and promote compliance-related measures throughout the Group while providing support and guidance to the Compliance Office, Personnel with responsibilities for compliance promotion, and compliance staff. It shall also conduct legal audits of various matters, such as items discussed at meetings of the Board of Directors and Executive Officers Meeting, to ensure consistency with laws and the Articles of Incorporation.
   - Compliance Office shall propose and promote compliance in their own jurisdiction, and provide support and guidance to Personnel with responsibilities for compliance promotion and compliance staff.
   - Personnel with responsibilities for compliance promotion shall propose and promote compliance in their own departments, and provide instructions and guidance to compliance staff.
   - Compliance staff shall promote compliance in their own departments by familiarizing people with compliance-related regulations and manuals, education and training, monitoring, and other activities.

3) Compliance consultation offices shall be set up at locations inside and outside the Company for people who have information or issues they wish to discuss, with the aim of prevention, early detection, and correction of misconduct. Efforts shall be made to ensure appropriate operation of the internal reporting system and protect the identity of informants, based on internal reporting protection regulations.

4) In addition to audits conducted by statutory auditors of business execution by directors, outside directors shall be successively appointed to strengthen mutual supervision and oversight functions, and thus ensure legal conformity.

   The Internal Audit Department shall audit the compliance status of business execution, based on auditing rules and plans. It shall report the results of such audits to the Board of Directors and statutory auditors and recommend improvements as necessary.

(b)

System for Storage and Management of Information Related to Business Execution By Directors

1) ACOM has established Board of Directors Regulations and other important conference regulations, as well as confidential information management regulations. These regulations specify various items covering storage of documents (including electromagnetically recorded ones) related to business execution by directors, including storage periods, storage locations, document managers, and document management procedures. The regulations are designed to ensure that information is stored and managed appropriately, and that directors and statutory auditors as necessary can access the information.

2) The Company shall adopt an organized and systematic approach to ensure that information is stored and managed appropriately. This includes assigning information security management officers and deciding the roles of relevant departments, staff and directors. In addition, relevant departments, staff and directors shall regularly monitor the status of information storage and management.

(c)

Rules Related to Crisis Management and Other Systems

1) In order to establish an appropriate, efficient operational risk management system, directors shall formulate operational risk management rules and clarify relevant laws, the Articles of Incorporation,

and internal rules. Directors shall also make decisions and issue instructions about important items based on risk management discussions and reports made at Board of Directors meetings.

2) Based on operational risk management rules, the Company shall establish specific departments to manage each category of risk, such as legal risk, credit risk, market risk, liquidity risk, administrative risk, information asset risk, and risks of accidents and natural disasters. A cross-departmental risk management division shall also be established to manage and oversee risk, to ensure that companywide risks are managed comprehensively.

3) Each risk management department shall be responsible for setting up risk management systems for its specific risk category, including formulation of risk management rules, production of manuals, and establishment of risk management protocols. The cross-departmental risk management division shall undertake unified control of companywide risk-related information, submit regular reports to the Board of Directors, and propose various measures aimed at promoting companywide operational risk management.

4) The Internal Audit Department shall conduct audits to determine whether or not various departments and offices are performing appropriately and efficiently according to relevant laws, regulations, manuals, and internal notices. It shall also submit reports on the risk management status of each department and office to the Board of Directors on a regular basis or as necessary.

5) The Company faces various risks, such as large-scale natural disasters and breakdowns of mainstay computer systems, which could have a major impact on its internal and external operations. When such risks arise, the Company calls a meeting of its Emergency Response Committee to address the situation swiftly and appropriately and thus minimize losses and business suspension periods.

(d)
System to Ensure that Business Execution by Directors is Handled Efficiently

1) Based on ACOM's corporate philosophy, directors shall formulate medium-term business policies and plans, as well as annual business policies and plans, and ensure that such policies and plans are reflected in the operational plans of individual departments and offices. Directors shall regularly evaluate the progress of such plans and make decisions on reallocation of resources accordingly.

2) The Company introduced an executive officer system to clarify the function, responsibilities, and lines of authority of executive officers. By commissioning the President with a business execution role, the Company shall enhance the efficiency and speed of decision-making and business execution.

The Executive Officers Meeting, consisting of executive officers who serve concurrently as directors, shall make decisions related to business execution responsibility assigned by directors. It shall also deliberate in advance about resolutions for proposal to the Board of Directors, in order to ensure efficient and sufficient deliberations at Board of Directors.

3) For lines of business execution under executive officers, the Company shall determine functions for each organization and decision-making standards for each rank of employee. This is done in order to clarify responsibilities and lines of authority for each organization and rank level, and to ensure that decision-making is handled in a timely and appropriate manner according to the Company's consensus system, and business is executed according to decisions made.

(e)
System for Ensuring Appropriate Business Execution of the ACOM Group (parent company and its subsidiaries)

1) The Company shall set up a supervisory entity and formulate rules related to control of affiliated companies. Based on such rules, the Company shall provide operational management assistance and support for its affiliates while respecting their independence. In addition, the Company shall hold a Group Business Meeting to familiarize affiliates with Group management policies and other matters. Coordination meetings shall be held regularly between the Company and its affiliates, so that the Company can receive reports on important items related to the financial and operational status of affiliates. As necessary, proposals and reports shall be made to the Executive Officers Meeting, with the aim of promoting the sound business development of affiliates.

2) Through provision of human and technological support, the Company shall strengthen ties with its affiliates and provide guidance and support for their overall operations to raise the effectiveness of control activities. By examining the management and operational status of affiliates, and promoting information exchanges between statutory auditors of the parent company and those of affiliates, the Company shall work to ensure that affiliates are conducting their businesses appropriately.

3) The Compliance Department shall determine basic Groupwide policies with respect to compliance, and oversee activities at affiliates in this regard. The Department shall also assist in constructing compliance enforcement systems for affiliates, including formulation of compliance-related rules and establishment of internal reporting systems. In these ways, all ACOM Group directors and employees shall stand united in promoting compliance.

4) The Internal Audit Department shall conduct direct audits of affiliates according to their scale and specific attributes, and help them conduct their own audits and evaluate the results of such audits. The Department shall also contribute to the establishment of internal

control systems at affiliates and, in cooperation with the audit organizations of each affiliate, reinforce the Groupwide audit system.

(f)
Items Related to Employees Requested by Statutory Auditors to Assist in Conducting Audits, and Items Related to the Independence of such Employees from Directors

1) A Statutory Auditors Office shall be established and employees shall be appointed to assist in the auditing activities of statutory auditors.
2) The number and qualifications of assigned employees shall be decided in advance via discussions with statutory auditors.
3) Assigned employees shall assist the statutory auditors on a full-time basis, and shall not be subject to instructions or commands from directors and other executive entities.
4) Decisions related to assignment, transfer, evaluation, and disciplinary action of assigned employees shall be decided in advance via discussions with statutory auditors.

(g)
System for Reporting by Directors and Employees to Statutory Auditors, and Other Systems for Reporting to Statutory Auditors

1) Directors and divisional managers shall report to statutory auditors on the following matters, pursuant to laws and internal rules.
   • Status of business execution by directors
   • Status of financial and accounting matters
   • Status of internal audits and risk management
   • Incidents that could cause material damage to the Company (including its subsidiaries), major violations of laws or the Articles of Incorporation, and misconduct
   • Major incidents reported via the internal reporting system, and responses to such incidents
   • Status of construction of compliance systems
   • Status of construction of internal control systems
2) Statutory auditors shall be able to request reports as necessary from directors and employees about matters other than those described above.

(h)
Other Systems to Ensure Efficient Execution of Audits by Statutory Auditors

1) To ensure an accurate grasp of major decision-making processes and status of business execution, statutory auditors shall attend meetings of the Board of Directors, Executive Officers Meeting, and other important meetings and committee sessions, and shall have access to the following documents.
   • Legal documents
   • Approval documents
   (documents of approval by directors as circulated)
   • Important contracts and external documents
   • Minutes and reports of important meetings
   • Documents related to lawsuits and disputes
   • Documents related to accidents, misconduct, and complaints
   • Other important documents related to the execution of business
2) The President shall meet with the Board of Statutory Auditors on a regular basis to exchange views about issues the Company should address, the status of audits conducted by statutory auditors, and important audit-related matters. The President shall also accept requests deemed necessary by the Board of Statutory Auditors and take measures to address such requests.
3) Statutory auditors shall exchange information and cooperate with accounting auditors, the Internal Audit Department, and the statutory auditors of affiliates, to ensure the effectiveness of audits of the Company and its affiliates.

(H)
Relationships between the Company and Outside Directors and Statutory Auditors
(As of June 20, 2008)

Outside Director/Statutory Auditor	Relationship with Company
Kyota Omori (director)	Serves as Deputy President of Mitsubishi UFJ Financial Group, Inc. (MUFG), with which the Company has a capital/business alliance. MUFG holds 15.20% (including an indirect holding of 2.01%) of the voting rights of the ACOM.
Satoshi Ito (statutory auditor)	Holds 100 shares of Company stock
Minoru Ikeda (statutory auditor)	No special interests
Norikatsu Takahashi (statutory auditor)	No special interests

Note: The Company has entered into agreements with the above outside directors and outside statutory auditors to limit liabilities as provided for in Article 423-1 of the Company Law.

(I)
Initiatives to Upgrade Corporate Governance

In the year under review, the Board of Directors met on 21 occasions, and the Executive Officers Meeting gathered on 33 occasions to discuss important management-related matters and make important business execution decisions. The Board of Statutory Auditors met on 11 occasions to make decisions on audit policies, audit plans, and other matters.

Major decisions on upgrading corporate governance were the following.

April 23, 2007:

Compliance Committee selected

(3 outside members and 2 ACOM directors)

December 1, 2007:

ACOM Group Code of Ethics and Code of Conduct established

February 19, 2008:

Reported on the status of efforts related to basic policies on the establishment of internal control systems

Remuneration for Directors

Remuneration for directors and statutory auditors in the year under review was as follows:

	Number of persons	Remuneration
Directors	11	¥281,657 thousand
Statutory auditors	4	¥61,813 thousand
Total	15	¥343,470 thousand

Notes:

1. Per resolution of the 29th General Shareholders' Meeting held on June 22, 2006, the combined remuneration for directors is limited to ¥420 million per year.
2. Per resolution of the 26th General Shareholders' Meeting held on June 27, 2003, the combined remuneration for statutory auditors is limited to ¥8 million per month.
3. There are no directors serving concurrently as non-executive employees.
4. The above amounts include increased allowances of ¥23,245 thousand made in the year under review for retirement payments, with ¥15,432 thousand made for 11 directors (including ¥472 thousand for one outside director) and ¥7,813 thousand made for four statutory auditors (including ¥5,023 thousand for three outside statutory auditors).
5. Within the above amounts, combined remuneration for the outside directors and outside statutory auditors (4 persons in total) was ¥46,730 thousand in the year under review.
6. Per resolution of the 30th General Shareholders' Meeting held on June 27, 2007, the Company made the following retirement gratuity payment. One retiring director: payment of ¥72,792 thousand, one retiring statutory auditor: payment of ¥36,161 thousand

Compensation to Independent Auditors

(A)
Compensation to the Independent Auditor of the Company

Compensation for auditing services, per Article 2-1 of the Certified Public Accountant Law: ¥60,750 thousand

Compensation for other services, per Article 2-1 of the Certified Public Accountant Law: ¥19,011 thousand

Total: ¥79,761 thousand

(B)
Total Compensation to be Paid to Independent Auditors of the Company and Its Consolidated Subsidiaries: ¥108,461 Thousand

Notes:

1. Under the agreement between the Company and its independent auditor, there is no clear distinction between compensation for audits under the Company Law and audits under the Financial Instruments and Exchange Law. For this reason, only the total compensation amount is listed above.
2. Among major subsidiaries, DC Cash One Ltd., EASY BUY Public Company Limited and PT. BANK NUSANTARA PARAHYANGAN Tbk. use independent auditors different from that of the Company.

Purchase of Treasury Stock

Per Article 165-2 of the Company Law, the Company has included in its Articles of Incorporation a clause allowing purchase via market of its own shares, subject to resolution of the Board of Directors. Such inclusion was made to permit flexible share buybacks according to the Company's business and financial conditions and other circumstances.

Agreements to Limit Liability

As per Article 425-1 of the Company Law, the Company has signed agreements with outside directors and statutory auditors to limit their liability. Under these agreements, the liability of outside directors and statutory auditors is the minimum allowed under the law.

Membership of the Board of Directors

As stipulated in the Articles of Incorporation, the Board of Directors consists of 12 members or less.

Resolution Requirement for Election of Directors

Voting on resolutions for election of directors shall take place under the presence of shareholders who represent one-third or more of total voting rights, and a majority of the votes of those shareholders shall be requisite for adoption of the resolution.

Liability Exemption for Directors

To ensure that directors can adequately carry out the duties they are entrusted with, as per Article 426-1 of the Company Law, a provision has been included in the Articles of Incorporation to allow the exemption of directors (including former directors), by decision of the Board of Directors and within the limits allowed by the law, from liability resulting from derelict of duty.

Special Resolutions at the General Meeting of Shareholders

For smooth operation of the General Meeting of Shareholders, as per Article 309-2 of the Company Law, special resolutions at the Meeting shall be decided in the following manner. As stipulated in the Articles of Incorporation, resolutions are passed if at least two thirds of voting rights are cast in favor, if shareholders representing at least one third of eligible votes are present.

SOCIAL CONTRIBUTION

Guided by the basic principle of the "circle of trust" spirit on which it was founded, the ACOM Group embraces a corporate philosophy emphasizing contribution to improved cultural lifestyles. In line with this philosophy, ACOM aims to build good relations with society and be "the Company next door" and a "corporate citizen in harmony with society" through its wide range of social contribution activities, including social welfare and community contribution.

ACOM's Social Contribution Activities

Environmental Protection Activities

Under a project sanctioned by the United Nations to reduce greenhouse gases, ACOM has acquired trust beneficiary rights to emission credits*[1] from Mitsubishi UFJ Trust and Banking Corporation. Accordingly, we became the first company in Japan's consumer finance industry to introduce a carbon offset*[2] framework. Our plan is to offset greenhouse gas emissions produced by our "Miru Concert Monogatari" barrier-free concerts, as well as our head office building and other locations. We will offset around 1,000 tons of emissions annually for the next five years. Moreover, we will give the acquired emission credits to the Japanese government free of charge, which will help us achieve our "Team-6%*[3]" targets.

* 1. Emission credits: Industrialized nations find it difficult to make large-scale emission reductions despite growing sentiment to save energy and protect the environment. Using emission credits, industrialized nations can directly support the efforts of developing nations through investments of technologies and equipment for cutting greenhouse gases, and through this achieve real reductions in emissions. At the same time, industrialized nations can acquire emission credits, allowing them to offset emissions produced in their own countries.

2. Carbon offsets: Most companies are unable to reduce emissions of carbon dioxide and other greenhouse gases directly through their own activities. Using carbon offsets, they can offset the amount of greenhouse gases they emit from their business activities by participating in certain projects. These include tree and forest conservation, clean energy businesses (such as solar and wind), and projects aimed at reducing greenhouse gas emissions in developing nations.

3. Team-6% (pronounced "Team Minus Six Percent"): A national project supported by the Ministry of the Environment aimed at addressing the serious problem of global warming. Under the Kyoto Protocol, which resulted from a worldwide cooperative effort, the Japanese government promised to reduce its emissions of greenhouse gases by 6% compared with 1990 levels.

Participation in Team-6%

みんなで止めよう温暖化

チーム・マイナス6% www.team-6.jp

Culture, Arts, and Sports

Based on our policy of social contribution, since 1994 we have hosted public performances of "Miru Concert Monogatari," designed to achieve three key aims: doing something for people, making many people smile, and building healthy relationships with local communities. These "Concert Monogatari" performances constitute a new art form combining vibrantly colored "silhouettes," "live performances" by piano trios, and "storytelling." To maximize the enjoyment of all visitors, we have organized these concerts as "barrier-free" events (providing easy access to those with physical disabilities), including onstage sign language interpretation and seating spaces reserved for wheelchair users. By the end of March 2008, we had held 123 such concerts, bringing the cumulative total of audiences to more than 110,000 people.

Social Welfare

As part of its "circle of trust" commitment, ACOM provides support for volunteer activities by employees.

(1) The ACOM Bluebird Fund was set up in 1984 at the suggestion of employees. Collections boxes are placed in each workplace, and contributions are donated to social welfare groups and relief funds to help people in disaster-stricken areas.

(2) One initiative accessible to all employees is the collection of used postage stamps and prepaid cards. These items are given to volunteer centers to help support welfare, medical, and other facilities.

"Miru Concert Monogatari"



BOARD OF DIRECTORS

As of June 20, 2008

Directors

Chairman

Kyosuke Kinoshita

Deputy Chairman

Yuji Ohashi

President

Shigeyoshi Kinoshita

Senior Managing Director

Shigeru Akaki

Managing Director

Osamu Moriya

Satoru Tomimatsu

Kiyoshi Tachiki

Shozo Tanaka

Shigeru Sato

Masahiko Shinshita

Tatsuo Taki

Director

Kyota Omori (Outside)

Statutory Auditors

Tatsuaki Murata

Satoshi Ito (Independent)

Minoru Ikeda (Independent)

Norikatsu Takahashi (Independent)

Executive Officers

Chief Executive Officer

Shigeyoshi Kinoshita

Senior Executive Managing Officer

Shigeru Akaki
System Development & Administration Department
Human Resources Department
General Affairs Department

Executive Managing Officer

Osamu Moriya
Internal Audit Department
Compliance Department
Employment Counseling Office

Satoru Tomimatsu
Head of Credit Business Promotion Division
Advertising Department
Credit Business Branch Operations Department
ACM Operation Department
East Japan Contact Center Department
West Japan Contact Center Department
Affinity Card Promotion Department
Credit Business Management Department
Compliance for Credit Business Promotion Office

Kiyoshi Tachiki
Corporate Planning Department
Credit Marketing Department
Credit Administration Department

Shozo Tanaka
Head of Credit Supervision Division
Credit Supervision Department I
Credit Supervision Department II
Compliance for Credit Supervision Office

Shigeru Sato
Treasury Department
Public Relations Department

Masahiko Shinshita
Overseas Business Development Department
Guarantee Business Department

Tatsuo Taki
Business Process Planning Department
Customer Relations Department
Corporate Management Department

Executive Officer

Tsukasa Ashizuka

Etsuro Tabuchi

Kazuo Fukumoto

Akihiko Hyodo

Yoshio Kodera

Teruyuki Sagehashi

ACOM IN FIGURES

Related Macroeconomic Data (Yearly)

	2002/3	2003/3	2004/3	2005/3
1. Employment-Related Statistics *1				
Unemployment Rate (%)	5.2	5.4	5.1	4.6
The Ratio of Job Offers to Job Seekers (Times)	0.56	0.55	0.69	0.86
The Total Cash Wage Amount (yoy %)	-2.1	-2.6	-0.9	-0.3
Regular Employment Index (yoy %)	-0.4	-0.7	-0.3	0.7
2. Consumption-Related Statistics				
Consumer Spending (yoy %) *2	-2.4	0.1	-0.2	-0.5
Retail Sales (yoy %) *3	-1.9	-3.3	0.1	1.0
3. Financial-Related Statistics, etc. *1				
Ten-year Government Bond Yield (%)	1.400	0.700	1.435	1.320
Nikkei 225 (Yen)	11,024	7,972	11,715	11,668

Source: 1. Nihon Keizai Shimbun, Inc.
2. Ministry of Internal Affairs and Communications
3. Ministry of Economy, Trade and Industry

Related Macroeconomic Data (Monthly)

	2006	2007				
	December	January	February	March	April	May
The Number of Unemployed People (Millions) *1	2.44	2.64	2.70	2.81	2.68	2.58
Unemployment Rate (%) *1	3.7	4.0	4.1	4.2	4.0	3.8
Personal Bankruptcy Applications *2	14,735	9,381	12,432	13,728	12,737	12,404

Source: 1. Ministry of Internal Affairs and Communications
2. Supreme Court of Japan

2006/3	2007/3	2008/3
4.4	4.1	3.8
0.98	1.06	1.02
0.7	0.1	-0.3
0.5	1.3	1.8
-0.6	-1.6	0.8
1.0	0.1	-0.1
1.770	1.650	1.275
17,059	17,287	12,525

							2008		
June	July	August	September	October	November	December	January	February	March
2.41	2.34	2.49	2.69	2.71	2.46	2.31	2.56	2.66	2.68
3.6	3.5	3.7	4.0	4.0	3.7	3.5	3.9	4.1	4.1
13,354	12,598	12,059	10,862	13,194	12,284	13,216	8,211	11,184	11,841

Operating Income by Segment (Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Operating Income	434,968	-0.6	433,965	-0.2	445,431	2.6
Loan Business	391,259	-1.7	387,348	-1.0	396,485	2.4
ACOM CO., LTD.	386,217	-2.4	379,248	-1.8	374,233	-1.3
DC Cash One Ltd.	—	—	—	—	11,354	—
EASY BUY Public Company Limited	5,028	129.5	8,095	61.0	10,895	34.6
AFRESH CREDIT CO., LTD. *1	13	-65.8	4	-69.2	0	-77.5
Credit Card Business	5,876	15.3	6,311	7.4	6,462	2.4
ACOM CO., LTD.	5,782	15.4	6,227	7.7	6,389	2.6
AFRESH CREDIT CO., LTD. *1	93	10.7	84	-9.7	72	-14.0
Installment Sales Finance Business	22,738	-11.6	16,622	-26.9	14,839	-10.7
ACOM CO., LTD.	14,002	-14.4	9,456	-32.5	5,802	-38.6
EASY BUY Public Company Limited	1,975	18.5	2,827	43.1	6,762	139.2
AFRESH CREDIT CO., LTD. *1	6,761	-12.2	4,339	-35.8	2,275	-47.6
Guarantee Business	5,037	169.8	7,627	51.4	6,651	-12.8
ACOM CO., LTD.	5,037	169.8	7,627	51.4	6,244	-18.1
DC Cash One Ltd.	—	—	—	—	406	—
Loan Servicing Business	2,786	201.2	8,762	214.5	14,117	61.1
Collection of Purchased Receivables	2,088	377.9	7,757	271.5	13,322	71.7
Rental Business	3,527	-2.8	3,781	7.2	4,318	14.2
Others	3,742	64.8	3,511	-6.2	2,557	-27.2
Other Financial Businesses	—	—	42	—	331	676.0
Banking Business *2	—	—	—	—	—	—

Notes: 1. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
2. ACOM CO., LTD. acquired 55.41% of issued shares of PT. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March, 2008 is 55.68%.

Millions of yen								
2007/3		2008/3					2009/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
423,652	-4.9	99,060	196,654	288,762	379,706	-10.4	325,000	-14.4
374,590	-5.5	87,680	173,275	254,121	331,476	-11.5	273,100	-17.6
348,519	-6.9	80,159	157,545	230,782	298,887	-14.2	240,600	-19.5
13,220	16.4	3,436	6,892	10,350	13,719	3.8	13,400	-2.3
12,850	17.9	4,084	8,836	12,987	18,869	46.8	19,100	1.2
0	-76.8	—	—	—	—	—	—	—
6,128	-5.2	1,462	2,831	4,168	5,437	-11.3	4,500	-17.2
6,054	-5.3	1,444	2,794	4,114	5,367	-11.3	4,500	-16.2
74	3.2	18	36	53	69	-7.1	0	-100.0
10,106	-31.9	2,119	4,198	5,840	7,682	-24.0	5,500	-28.4
3,811	-34.3	—	—	—	—	—	—	—
5,072	-25.0	1,232	2,474	3,287	4,281	-15.6	2,400	-43.9
1,222	-46.3	886	1,723	2,553	3,401	178.2	3,100	-8.9
9,244	39.0	2,455	5,169	7,743	10,565	14.3	12,900	22.1
7,071	13.2	1,719	3,722	5,501	7,532	6.5	9,000	19.5
2,172	434.7	736	1,447	2,242	3,033	39.6	3,900	28.6
13,827	-2.1	3,518	7,832	11,319	17,026	23.1	17,200	1.0
13,328	0.0				15,568	16.8	—	—
4,489	4.0	1,048	2,174	3,384	4,600	2.5	4,900	6.5
5,265	105.9	775	1,171	2,183	2,917	-44.6	2,800	-4.0
2,581	679.8	288	431	674	993	-61.5	1,400	41.0
—	—	—	—	—	—	—	4,100	—

Receivables Outstanding by Segment (Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Receivables Outstanding	1,857,536	-4.3	1,869,685	0.7	1,852,053	-0.9
Loan Business	1,623,154	-2.2	1,680,184	3.5	1,703,172	1.4
ACOM CO., LTD.	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3
AFRESH CREDIT CO., LTD. *1	66	-56.8	33	-49.8	20	-38.7
EASY BUY Public Company Limited	10,289	42.7	17,163	66.8	29,564	72.3
DC Cash One Ltd.	—	—	59,246	—	74,142	25.1
Credit Card Business	46,731	11.7	49,399	5.7	48,120	-2.6
ACOM CO., LTD.	45,941	11.7	48,833	6.3	47,537	-2.7
AFRESH CREDIT CO., LTD. *1	758	10.8	546	-27.9	568	4.1
Installment Sales Finance Business	181,567	-23.7	127,378	-29.8	83,335	-34.6
ACOM CO., LTD.	113,934	-25.6	70,014	-38.5	45,769	-34.6
AFRESH CREDIT CO., LTD. *1	59,785	-22.7	33,607	-43.8	17,335	-48.4
EASY BUY Public Company Limited	7,847	6.0	23,756	202.7	20,229	-14.8
Loan Servicing Business	6,082	411.1	12,723	109.2	17,423	36.9
Banking Business *2	—	—	—	—	—	—
Guaranteed Receivables	100,971	74.3	78,015	-22.7	89,894	15.2
ACOM CO., LTD.	100,971	74.3	78,015	-22.7	89,639	14.9
DC Cash One Ltd.	—	—	—	—	254	—

Notes: 1. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
2. ACOM CO., LTD. acquired 55.41% of issued shares of PT. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March, 2008 is 55.68%.

Number of Customer Accounts by Segment (Consolidated)

	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Loan Business *1	3,161,894	0.0	3,406,054	7.7	3,450,636	1.3
ACOM CO., LTD.	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5
AFRESH CREDIT CO., LTD. *5	422	-62.4	167	-60.4	40	-76.0
EASY BUY Public Company Limited	207,399	62.2	347,003	67.3	410,142	18.2
DC Cash One Ltd.	—	—	150,074	—	172,183	14.7
Credit Card Business *2	1,071,681	5.0	1,197,784	11.8	1,259,509	5.2
ACOM CO., LTD.	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2
AFRESH CREDIT CO., LTD. *5	6,982	16.3	5,609	-19.7	5,709	1.8
Installment Sales Finance Business *3	886,110	-10.6	958,768	8.2	671,742	-29.9
ACOM CO., LTD.	387,261	-19.2	284,782	-26.5	205,783	-27.7
AFRESH CREDIT CO., LTD. *5	222,424	-15.5	148,059	-33.4	96,023	-35.1
EASY BUY Public Company Limited	276,425	11.1	525,927	90.3	369,936	-29.7
Loan Servicing Business *4	31,851	202.2	137,808	332.7	200,662	45.6
Banking Business *6	—	—	—	—	—	—

Notes: 1. Loan Business: Number of customer accounts with outstanding that includes non-interest bearing balance.
2. Credit Card Business: Number of cardholders.
3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
4. Loan Servicing Business: Number of accounts for purchased loans.
5. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
6. ACOM CO., LTD. acquired 55.41% of issued shares of PT. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March, 2008 is 55.68%.

Millions of yen								
2007/3		2008/3					2009/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
1,759,927	-5.0	1,714,088	1,682,657	1,624,905	1,612,556	-8.4	1,490,400	-7.6
1,632,310	-4.2	1,590,705	1,561,499	1,509,841	1,480,917	-9.3	1,375,100	-7.1
1,494,399	-6.4	1,445,140	1,406,946	1,356,506	1,318,781	-11.8	1,214,200	-7.9
—	—	—	—	—	—	—	—	—
49,918	68.8	56,938	65,406	65,565	74,735	49.7	72,300	-3.3
82,698	11.5	82,888	82,993	81,651	81,161	-1.9	81,600	0.5
44,842	-6.8	43,493	41,710	39,854	38,126	-15.0	30,200	-20.8
44,268	-6.9	42,920	41,174	39,346	37,682	-14.9	30,000	-20.4
566	-0.4	572	535	507	443	-21.6	200	-54.9
56,986	-31.6	54,616	52,146	47,987	42,795	-24.9	41,300	-3.5
32,147	-29.8	—	—	—	—	—	—	—
9,503	-45.2	39,543	37,034	35,822	32,656	243.6	35,400	8.4
15,335	-24.2	15,072	15,111	12,165	10,138	-33.9	5,900	-41.8
25,788	48.0	25,273	27,301	27,221	30,638	18.8	22,300	-27.2
—	—	—	—	—	20,078	—	21,500	7.1
105,977	17.9	109,940	113,317	116,177	120,639	13.8	172,400	42.9
96,850	8.0	97,246	97,855	97,180	100,633	3.9	135,300	34.4
9,126	—	12,694	15,461	18,997	20,005	119.2	37,100	85.5

2007/3		2008/3					2009/3(E)	
	yoy %	1st quarter	2nd quarter	3rd quarter	4th quarter full term	yoy %		yoy %
3,435,586	-0.4	3,369,885	3,334,656	3,271,619	3,208,872	-6.6	3,212,000	0.1
2,682,160	-6.2	2,594,223	2,523,758	2,445,393	2,374,759	-11.5	2,177,100	-8.3
—	—	—	—	—	—	—	—	—
556,344	35.6	577,179	612,316	629,698	638,291	14.7	839,000	31.4
182,878	6.2	183,318	182,721	180,934	180,085	-1.5	177,900	-1.2
1,181,806	-6.2	1,108,324	1,021,168	947,226	871,773	-26.2	620,800	-28.8
1,175,910	-6.2	1,102,648	1,015,694	941,939	866,958	-26.3	616,000	-28.9
5,701	-0.1	5,676	5,474	5,287	4,814	-15.6	4,800	-0.3
421,554	-37.2	410,802	391,131	363,429	313,664	-25.6	288,300	-8.1
147,433	-28.4	—	—	—	—	—	—	—
57,840	-39.8	193,030	179,743	175,024	159,260	175.3	159,300	0.0
216,281	-41.5	217,772	211,388	188,405	154,404	-28.6	129,000	-16.5
226,271	12.8	236,274	268,995	329,970	227,587	0.6	—	—
—	—	—	—	—	4,001	—	—	—

Six-Year Financial Summary (Consolidated)

Years ended March 31

	Millions of yen
	2003
1. For the Year:	
Operating Income	437,572
Operating Expenses	290,877
Bad-debt-related Expenses *1	115,671
Interest-repayment-related Expenses *2	—
Operating Profit	146,695
Net Income	75,096
2. At Year-end:	
Total Assets	2,183,414
Receivables Outstanding *3	1,940,055
Total Amount of Bad Debts	60,791
Loans to Borrowers in Bankruptcy or Under Reorganization	9,227
Loans in Arrears	31,302
Loans Past Due for Three Months or More	1,139
Restructured Loans	19,122
Allowance for Bad Debts	112,549
Net Assets *4	644,431
Interest-bearing Debts	1,439,905
3. Per Shares:	Yen
Net Income, Basic	513.08
Net Assets *4	4,405.08
Cash Dividends	80.00
4. Key Financial Ratios:	%
Operating Profit Margin	33.5
ROE *5	12.2
ROA *5	3.5

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, increase or decrease in allowance for bad debts, and increase or decrease in allowance for loss on debt guarantees.
2. The amount of interest-repayment-related expenses represents the sum of interest repayments, ACOM's voluntary waiver of repayments accompanied with interest repayments, and increase or decrease in allowance for loss on interest repayments.
3. Receivables outstanding indicates the total amount of Loan Business, Credit Card Business and Installment Sales Finance Business.
4. From FY2006, total shareholders' equity is being shown as net assets.
5. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.

Millions of yen				
2004	2005	2006	2007	2008
434,968	433,965	445,431	423,652	379,706
314,577	289,604	335,039	508,755	298,054
140,505	108,453	117,125	137,595	115,848
—	—	37,228	200,147	19,620
120,391	144,361	110,392	-85,102	81,651
70,319	81,533	65,595	-437,972	35,406
2,075,389	2,077,334	2,106,681	2,031,829	1,861,505
1,851,454	1,856,962	1,834,629	1,734,139	1,561,839
80,259	83,961	114,371	149,453	136,396
9,280	8,906	7,707	7,050	5,806
36,966	37,077	49,904	86,368	81,511
1,787	1,781	1,995	1,645	3,426
32,225	36,196	54,764	54,388	45,652
135,350	130,532	131,620	128,798	119,882
697,166	863,760	927,722	457,165	472,144
1,294,571	1,128,226	1,064,585	1,031,394	932,474
Yen				
487.77	516.23	416.69	-2,786.19	225.24
4,855.98	5,456.39	5,901.69	2,863.16	2,950.01
80.00	100.00	140.00	100.00	100.00
%				
27.7	33.3	24.8	-20.1	21.5
10.5	10.4	7.3	-63.6	7.7
3.3	3.9	3.1	-21.2	1.8

Seven-Year Financial Summary (Non-Consolidated)

Years ended March 31

	Millions of yen	
	2002	2003
1. For the Year:		
Operating Income	400,818	419,258
Operating Expenses	231,857	276,677
Bad-debt-related Expenses *1	69,997	112,108
Interest-repayment-related Expenses *2	—	—
Operating Profit	168,961	142,581
Net Income	94,777	77,489
2. At Year-end:		
Total Assets	2,095,251	2,110,009
Receivables Outstanding *3	1,809,564	1,847,259
Total Amount of Bad Debts	43,691	60,491
Loans to Borrowers in Bankruptcy or Under Reorganization	7,204	9,227
Loans in Arrears	20,972	31,128
Loans Past Due for Three Months or More	497	1,036
Restructured Loans	15,016	19,099
Allowance for Bad Debts	77,700	107,700
Net Assets *4	580,716	645,386
Interest-bearing Debts	1,417,966	1,384,848
3. Per Shares:	Yen	
Net Income, Basic	647.31	529.45
Net Assets *4	3,969.80	4,411.62
Cash Dividends	80.00	80.00
4. Key Financial Ratios:	%	
Operating Profit Margin	42.2	34.0
ROE *5	17.5	12.6
ROA *5	4.8	3.7
Ratio of Bad Debt Write-offs	3.2	4.6
Bad Debt Ratio (Gross basis) *6	2.7	3.7
Bad Debt Ratio (Net basis) *7	-2.1	-2.9

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, increase or decrease in allowance for bad debts, and increase or decrease in allowance for loss on debt guarantees.

2. Interest-repayment-related expenses represents the sum of interest repayments, ACOM's voluntary waiver of repayments accompanied with interest repayments, and the increase or decrease in allowance for loss on interest repayments.
3. Receivables outstanding indicates the sum of receivables outstanding of the loan business, credit card business, and installment sales finance business.
4. From FY2006, total shareholders' equity is being shown as net assets.
5. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
6. Bad debt ratio (Gross basis) = Total amount of bad debts / loans receivables plus loans to borrowers in bankruptcy or under reorganization.
7. Bad debt ratio (Net basis) = (Bad debts - allowance for bad debts) / loans receivables plus loans to borrowers in bankruptcy or under reorganization.

Millions of yen				
2004	2005	2006	2007	2008
411,799	402,734	396,637	370,769	317,116
295,918	262,500	290,512	459,762	236,956
135,474	102,462	108,183	129,056	100,760
—	—	37,227	200,147	19,620
115,880	140,234	106,124	-88,992	80,159
65,648	83,001	64,152	-439,463	33,518
2,019,648	1,951,625	1,961,462	1,861,285	1,620,468
1,772,706	1,720,641	1,689,598	1,570,823	1,356,464
79,754	81,210	109,573	141,307	124,767
9,280	8,377	7,000	6,120	4,824
36,632	35,310	46,709	80,976	75,690
1,638	1,345	1,110	499	727
32,204	36,177	54,752	53,711	43,524
129,400	122,400	122,700	121,000	108,500
694,082	862,301	923,408	443,797	451,321
1,260,090	1,028,722	945,208	888,587	774,407
Yen				
455.36	525.53	407.52	-2,795.68	213.23
4,834.50	5,447.18	5,874.25	2,823.24	2,871.10
80.00	100.00	140.00	100.00	100.00
%				
28.1	34.8	26.8	-24.0	25.3
9.8	10.7	7.2	-64.3	7.5
3.2	4.2	3.3	-23.0	1.9
6.4	6.1	6.0	8.4	11.8
4.9	5.1	6.9	9.4	9.4
-3.1	-2.6	-0.8	1.4	1.2

Receivables Outstanding (Non-Consolidated)

	Millions of yen					
	2005/3		2006/3		2007/3	
		yoy %		yoy %		yoy %
Receivables Outstanding	1,720,641	-2.9	1,689,598	-1.8	1,570,823	-7.0
Loan Business	1,601,773	-0.7	1,596,276	-0.3	1,494,399	-6.4
Unsecured Loans	1,545,493	-0.2	1,542,256	-0.2	1,446,209	-6.2
Consumers	1,545,295	-0.2	1,542,121	-0.2	1,446,117	-6.2
Commercials	197	-42.3	134	-31.5	91	-32.3
Secured Loans	56,280	-12.3	54,020	-4.0	48,190	-10.8
Real Estate Card Loan	47,135	-10.7	46,210	-2.0	41,877	-9.4
Credit Card Business	48,853	6.3	47,551	-2.7	44,276	-6.9
MasterCard®	48,833	6.3	47,537	-2.7	44,268	-6.9
Installment Sales Finance Business *1	70,014	-38.5	45,769	-34.6	32,147	-29.8
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	535	1.5	542	1.3	541	-0.2
<Reference>						
Guaranteed Receivables	137,261	35.9	163,782	19.3	179,549	9.6

Note: 1. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

Number of Customer Accounts (Non-Consolidated)

	2005/3		2006/3		2007/3	
		yoy %		yoy %		yoy %
Loan Business *1	2,902,916	-1.7	2,859,176	-1.5	2,682,160	-6.2
Unsecured Loans	2,890,353	-1.7	2,846,796	-1.5	2,670,707	-6.2
Consumers	2,890,120	-1.7	2,846,643	-1.5	2,670,606	-6.2
Commercials	233	-41.8	153	-34.3	101	-34.0
Secured Loans	12,563	-8.5	12,380	-1.5	11,453	-7.5
Credit Card Business *2	1,192,175	12.0	1,253,800	5.2	1,176,105	-6.2
MasterCard®	1,191,975	12.0	1,253,603	5.2	1,175,910	-6.2
Installment Sales Finance Business *3,4	284,782	-26.5	205,783	-27.7	147,433	-28.4

Notes: 1. Loan Business: Number of customer accounts with outstanding that includes non-interest-bearing balance.
2. Credit Card Business: Number of cardholders.
3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
4. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

Millions of yen									
2008/3								2009/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
1,488,061	-11.2	1,448,121	-12.6	1,395,852	-13.4	1,356,464	-13.6	1,244,200	-8.3
1,445,140	-8.9	1,406,946	-10.5	1,356,506	-11.4	1,318,781	-11.8	1,214,200	-7.9
1,398,887	-8.8	1,362,516	-10.3	1,314,026	-11.3	1,277,944	-11.6	1,179,700	-7.7
1,398,806	-8.8	1,362,440	-10.3	1,313,956	-11.3	1,277,879	-11.6	1,179,700	-7.7
81	-35.7	75	-36.2	70	-32.2	64	-29.5	0	-100.0
46,253	-13.2	44,430	-14.6	42,479	-15.4	40,837	-15.3	34,500	-15.5
						35,500	-15.2	—	—
42,920	-9.0	41,174	-11.5	39,346	-14.0	37,683	-14.9	30,000	-20.4
42,920	-9.0	41,174	-11.5	39,346	-14.0	37,682	-14.9	30,000	-20.4
—	—	—	—	—	—	—	—	—	—
542	0.0	542	-0.4	540	-0.4	540	-0.2	544	0.7
180,134	6.0	180,849	3.2	178,831	1.0	181,795	1.3	217,300	19.5

2008/3								2009/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
2,594,223	-8.7	2,523,758	-10.1	2,445,393	-10.9	2,374,759	-11.5	2,177,100	-8.3
2,583,142	-8.6	2,513,026	-10.1	2,435,026	-10.9	2,364,727	-11.5	2,168,300	-8.3
2,583,054	-8.6	2,512,946	-10.1	2,434,952	-10.9	2,364,664	-11.5	2,168,300	-8.3
88	-38.5	80	-39.4	74	-34.5	63	-37.6	0	-100.0
11,081	-9.9	10,732	-11.3	10,367	-12.1	10,032	-12.4	8,800	-12.3
1,102,648	-13.6	1,015,694	-21.0	941,939	-24.9	866,958	-26.3	616,000	-28.9
1,102,648	-13.6	1,015,694	-21.0	941,939	-24.8	866,958	-26.3	616,000	-28.9
—	—	—	—	—	—	—	—	—	—

Number of New Loan Customers (Non-Consolidated)

	2005/3		2006/3		2007/3	
		yoy %		yoy %		yoy %
Number of New Loan Customers	340,033	-5.4	330,385	-2.8	268,885	-18.6
Unsecured Loans	339,567	-5.3	329,814	-2.9	268,710	-18.5
Consumers	339,567	-5.3	329,814	-2.9	268,710	-18.5
Commercials	0	—	0	—	0	—
Secured Loans	466	-37.1	571	22.5	175	-69.4

Number of Loan Business Outlets (Non-Consolidated)

	2005/3		2006/3		2007/3	
		yoy		yoy		yoy
Number of Loan Business Outlets	1,785	86	2,003	218	1,812	-191
Staffed	324	-57	277	-47	142	-135
Unstaffed	1,461	143	1,726	265	1,670	-56
QUICK MUJIN Machine	38	38	194	156	119	-75

MUJINKUN (Non-Consolidated)

	2005/3		2006/3		2007/3	
		yoy		yoy		yoy
Number of MUJINKUN Outlets	1,782	91	2,007	225	1,820	-187
Number of MUJINKUN Machines	1,783	91	2,008	225	1,820	-188
QUICK MUJIN Machine	38	38	201	163	128	-73

Cash Dispensers and ATMs (Non-Consolidated)

	2005/3		2006/3		2007/3	
		yoy		yoy		yoy
Number of Cash Dispensers and ATMs	81,736	5,454	83,868	2,132	87,773	3,905
Proprietary	1,891	-70	1,952	61	1,841	-111
Open 365 Days/Year	1,888	-69	1,951	63	1,841	-110
Open 24 Hours/Day	1,662	-43	1,727	65	1,632	-95
Tie-up	79,845	5,524	81,916	2,071	85,932	4,016
Others *1	8,684	260	8,903	219	8,464	-439

Note: 1. "Others" indicates receipt of payment by convenience stores under an agency agreement.

2008/3								2009/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
40,982	-49.5	89,370	-40.8	131,823	-37.4	175,864	-34.6	205,000	16.6
40,979	-49.4	89,365	-40.7	131,818	-37.4	175,859	-34.6	205,000	16.6
40,979	-49.4	89,365	-40.7	131,818	-37.4	175,859	-34.6	205,000	16.6
0	—	0	—	0	—	0	—	—	—
3	-96.2	5	-96.4	5	-97.0	5	-97.1	—	—

2008/3								2009/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
1,698	-114	1,700	-112	1,692	-120	1,689	-123	1,653	-36
141	-1	141	-1	138	-4	137	-5	127	-10
1,557	-113	1,559	-111	1,554	-116	1,552	-118	1,526	-26
0	-119	0	-119	0	-119	0	-119	—	—

2008/3								2009/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
—	—	1,699	-121	—	—	1,688	-132	1,652	-36
1,697	-123	1,699	-121	1,691	-129	1,688	-132	1,652	-36
0	-128	0	-128	0	-128	0	-128	—	—

2008/3								2009/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
88,893	1,120	90,051	2,278	91,430	3,657	92,063	4,290	—	—
1,832	-9	1,834	-7	1,826	-15	1,820	-21	1,805	-15
1,832	-9	1,834	-7	1,826	-15	1,820	-21	—	—
1,623	-9	1,626	-6	1,620	-12	1,615	-17	—	—
87,061	1,129	88,217	2,285	89,604	3,672	90,243	4,311	—	—
8,534	70	8,538	74	8,560	96	8,537	73	—	—

Employees (Non-Consolidated)

	2005/3		2006/3		2007/3	
		yoy		yoy		yoy
Number of Employees	4,096	-142	3,911	-185	2,956	-955
Head Office	925	-7	937	12	866	-71
Financial Service Business Division	3,171	-135	2,974	-197	2,090	-884

Average Loan Yield (Non-Consolidated)

	%					
	2003/3		2004/3		2005/3	
		yoy p.p.		yoy p.p.		yoy p.p.
Average Yield *1	23.47	-0.33	23.23	-0.24	23.13	-0.10
Unsecured Loans	23.96	-0.36	23.72	-0.24	23.55	-0.17
Consumers	23.96	-0.36	23.72	-0.24	23.55	-0.17
Commercials	20.04	-1.55	18.96	-1.08	17.12	-1.84
Secured Loans	12.15	0.02	12.16	0.01	12.27	0.11

Note: 1. Average yield = Interest on loans receivable / term average of receivables outstanding at the beginning of the month

Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (Non-Consolidated)

	Millions of yen					
	2005/3		2006/3		2007/3	
	Receivables Outstanding					
Effective Annual Interest Rate		C.R.(%)		C.R.(%)		C.R.(%)
Loans Receivable Outstanding	1,545,295	100.0	1,542,121	100.0	1,446,117	100.0
28.470% and Higher	31,483	2.1	25,418	1.6	20,506	1.4
27.375%	652,293	42.2	623,676	40.4	537,612	37.2
25.000% - 26.500%	343,838	22.3	338,043	21.9	289,512	20.0
20.000% - 24.820%	304,686	19.7	314,393	20.4	278,943	19.3
18.250% - 19.000%	79,546	5.1	73,732	4.8	83,666	5.8
15.000% - 18.000%	91,183	5.9	104,125	6.8	169,235	11.7
Less than 15.000%	42,263	2.7	62,731	4.1	66,641	4.6

Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (Non-Consolidated)

	Millions of yen			
	2004/3		2005/3	
	Receivables Outstanding			
Effective Annual Interest Rate		C.R.(%)		C.R.(%)
Loans Receivable Outstanding	1,548,274	100.0	1,545,295	100.0
18.000%<	1,421,189	91.8	1,411,848	91.4
15.000%< ≦18.000%	79,314	5.1	77,112	5.0
12.000%< ≦15.000%	13,140	0.9	14,234	0.9
≦12.000%	34,630	2.2	42,099	2.7

2008/3								2009/3(E)	
1st quarter	YTD	2nd quarter	YTD	3rd quarter	YTD	4th quarter full term	yoy		yoy
2,830	-126	2,801	-155	2,792	-164	2,774	-182	2,730	-44
961	95	972	106	1,008	142	1,025	159	—	—
1,869	-221	1,829	-261	1,784	-306	1,749	-341	—	—

%							
2006/3		2007/3		2008/3		2009/3(E)	
	yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
22.94	-0.19	21.91	-1.03	20.75	-1.16	18.84	-1.91
23.32	-0.23	22.25	-1.07	21.05	-1.20	19.09	-1.96
23.32	-0.23	22.25	-1.07	21.05	-1.20	19.09	-1.96
16.63	-0.49	15.51	-1.12	15.66	0.15	12.47	-3.19
12.38	0.11	12.11	-0.27	11.63	-0.48	10.90	-0.73

Millions of yen									
2008/3								2009/3(E)	
Receivables Outstanding									
1st quarter	C.R.(%)	2nd quarter	C.R.(%)	3rd quarter	C.R.(%)	4th quarter full term	C.R.(%)		C.R.(%)
1,398,806	100.0	1,362,440	100.0	1,313,956	100.0	1,277,879	100.0	1,179,700	100.0
19,365	1.4	18,351	1.3	17,093	1.3	16,048	1.2	13,800	1.2
509,161	36.4	465,258	34.1	417,941	31.8	373,968	29.3	260,100	22.0
275,366	19.7	244,091	17.9	210,738	16.0	183,019	14.3	106,800	9.0
265,930	19.0	229,603	16.9	192,712	14.7	164,865	12.9	105,800	9.0
79,880	5.7	70,775	5.2	57,932	4.4	48,616	3.8	30,900	2.6
185,655	13.3	273,618	20.1	358,893	27.3	434,052	34.0	614,400	52.1
63,448	4.5	60,740	4.5	58,645	4.5	57,310	4.5	47,900	4.1

Millions of yen							
2006/3		2007/3		2008/3		2009/3(E)	
Receivables Outstanding							
	C.R.(%)		C.R.(%)		C.R.(%)		C.R.(%)
1,542,121	100.0	1,446,117	100.0	1,277,879	100.0	1,179,700	100.0
1,375,264	89.2	1,210,241	83.7	786,517	61.6	517,300	43.8
82,995	5.4	123,087	8.5	208,603	16.3	281,600	23.9
21,275	1.4	46,255	3.2	226,250	17.7	333,800	28.3
62,586	4.0	66,533	4.6	56,508	4.4	47,000	4.0

Unsecured Loans Receivable Outstanding for Consumers by Classified Receivable Outstanding (Non-Consolidated)

	Millions of yen					
	2005/3		2006/3		2007/3	
	Receivables Outstanding					
Classified Receivable Outstanding (Thousands of Yen)		C.R. (%)		C.R. (%)		C.R. (%)
≦100	19,936	1.3	20,000	1.3	19,518	1.4
100< ≦300	116,143	7.5	110,773	7.2	106,969	7.4
300< ≦500	599,363	38.8	591,294	38.4	540,562	37.4
500< ≦1,000	295,102	19.1	278,185	18.0	252,047	17.4
1,000<	514,749	33.3	541,866	35.1	527,019	36.4
Total	1,545,295	100.0	1,542,121	100.0	1,446,117	100.0

Composition Ratio of Customer Accounts by Annual Income [Unsecured Loans for Consumers] (Non-Consolidated)

	2004/3			2005/3		
Annual Income	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts
(Millions of Yen)	%	Thousands of yen	%	%	Thousands of yen	%
≦2	24.1	123	21.3	24.5	134	21.4
2< ≦5	63.4	151	57.9	63.1	158	58.3
5< ≦7	8.4	193	13.5	8.3	199	13.1
7< ≦10	3.4	217	5.9	3.4	230	5.9
10<	0.7	229	1.4	0.7	247	1.3
Total	100.0	151	100.0	100.0	158	100.0

Composition Ratio of Customer Accounts by Age [Unsecured Loans for Consumers] (Non-Consolidated)

	%					
	2004/3			2005/3		
	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account
Under 29	49.9	24.2	21.6	49.5	23.1	21.6
Age 30 - 39	22.5	29.3	28.5	22.4	29.5	28.7
Age 40 - 49	14.7	20.5	21.5	14.9	20.7	21.3
Age 50 - 59	10.7	18.0	19.3	10.8	18.3	19.0
Over 60	2.2	8.0	9.1	2.4	8.4	9.4
Total	100.0	100.0	100.0	100.0	100.0	100.0

Millions of yen									
2008/3								2009/3(E)	
Receivables Outstanding									
1st quarter	C.R. (%)	2nd quarter	C.R. (%)	3rd quarter	C.R. (%)	4th quarter full term	C.R. (%)		C.R. (%)
18,538	1.3	17,640	1.3	16,434	1.2	15,721	1.2	13,100	1.1
104,994	7.5	104,612	7.7	102,886	7.8	102,108	8.0	101,300	8.6
519,705	37.2	504,989	37.1	487,170	37.1	473,805	37.1	433,800	36.8
241,127	17.2	232,064	17.0	221,563	16.9	213,188	16.7	188,000	15.9
514,439	36.8	503,134	36.9	485,901	37.0	473,055	37.0	443,500	37.6
1,398,806	100.0	1,362,440	100.0	1,313,956	100.0	1,277,879	100.0	1,179,700	100.0

2006/3			2007/3			2008/3		
New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts
%	Thousands of yen	%	%	Thousands of yen	%	%	Thousands of yen	%
25.1	139	22.1	25.1	135	22.1	21.8	138	22.1
63.0	158	57.9	62.9	158	57.9	63.0	182	57.3
8.0	192	12.9	7.9	192	12.8	9.9	214	13.1
3.2	220	5.8	3.4	221	5.9	4.4	244	6.1
0.7	243	1.3	0.7	244	1.3	0.9	283	1.4
100.0	159	100.0	100.0	158	100.0	100.0	179	100.0

%								
2006/3			2007/3			2008/3		
New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account
48.6	22.1	22.5	47.0	20.5	23.2	44.4	18.8	17.1
21.3	29.3	28.1	21.7	29.2	27.5	22.6	28.8	28.0
14.9	20.9	21.6	15.3	21.3	20.9	16.7	22.1	22.7
11.4	18.9	18.7	12.0	19.3	19.7	12.5	19.2	20.0
3.8	8.8	9.1	4.0	9.7	8.7	3.8	11.1	12.2
100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Composition Ratio of Customer Accounts by Gender [Unsecured Loans for Consumers] (Non-Consolidated)

	%					
	2004/3			2005/3		
	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account
Male	71.8	73.4	69.0	71.3	73.5	69.5
Female	28.2	26.6	31.0	28.7	26.5	30.5

Bad Debt Write-offs (Non-Consolidated)

	Millions of yen					
	2005/3		2006/3		2007/3	
		yoy %		yoy %		yoy %
Bad Debt Write-offs	108,446	-3.7	107,239	-1.1	138,977	29.6
Loan Business	97,166	-5.7	95,826	-1.4	126,038	31.5
Unsecured Loans	96,415	-4.3	95,053	-1.4	125,515	32.0
Secured Loans	750	-67.5	772	2.9	523	-32.2
MasterCard®	4,394	-7.4	3,905	-11.1	4,123	5.6
Installment Sales Finance *1	3,095	7.1	2,088	-32.5	1,277	-38.9
Guarantee Business	3,785	103.5	5,409	42.9	7,495	38.6
Average Amount of Bad Debt Write-offs per Account for Unsecured Loans (Thousands of yen)	408	3.3	425	4.2	438	3.1
<Reference>						
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	535	1.5	542	1.3	541	-0.2

Note: 1. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

Ratio of Bad Debt Write-offs (Non-Consolidated) *1, 2

	%					
	2005/3		2006/3		2007/3	
		yoy p.p.		yoy p.p.		yoy p.p.
Loan Business	6.05	(-0.33)	5.99	(-0.06)	8.42	(2.43)
Unsecured Loans	6.23	(-0.27)	6.15	(-0.08)	8.67	(2.52)
Secured Loans	1.31	(-2.24)	1.41	(0.10)	1.07	(-0.34)
MasterCard®	8.98	(-1.34)	8.20	(-0.78)	9.29	(1.09)
Installment Sales Finance *3	4.39	(1.85)	4.53	(0.14)	3.97	(-0.56)
<Reference>						
Guarantee Business	2.68	(0.88)	3.18	(0.50)	3.97	(0.79)

Notes: 1. Ratio of Bad Debt Write-offs
Loan Business = Bad debt write-offs of loan business / (receivables outstanding plus loans to borrowers in bankruptcy or under reorganization)
MasterCard® = Bad debt write-offs of MasterCard® / card shopping receivables
Installment Sales Finance Business = Bad debt write-offs of installment sales finance business / installment receivables
Guarantee Business = Bad debt write-offs of guarantee business / (guaranteed receivables plus payments in subrogation)
2. Figures in brackets indicate year-on-year change in percentage points.
3. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

%								
2006/3			2007/3			2008/3		
New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account
69.5	73.3	69.8	68.7	73.2	70.1	70.9	73.5	70.0
30.5	26.7	30.2	31.3	26.8	29.9	29.1	26.5	30.0

Millions of yen									
2008/3								2009/3(E)	
1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
47,418	64.8	87,518	48.6	130,669	35.3	170,506	22.7	144,200	-15.4
43,642	70.1	80,205	51.9	119,247	36.8	155,755	23.6	129,900	-16.6
43,563	70.8	79,941	52.4	118,867	37.0	155,211	23.7	129,300	-16.7
79	-43.2	264	-17.9	379	-3.7	544	3.9	600	10.3
1,322	36.7	2,529	34.6	3,718	25.5	4,825	17.0	4,100	-15.0
—	—	—	—	—	—	—	—	—	—
2,453	38.7	4,778	36.7	7,279	32.8	9,499	26.7	10,200	7.4
—	—	471	10.3	—	—	480	9.6	—	—
542	0.0	542	-0.4	540	-0.4	540	-0.2	544	0.7

%									
2008/3								2009/3(E)	
1st quarter	yoy p.p.	2nd quarter	yoy p.p.	3rd quarter	yoy p.p.	4th quarter full term	yoy p.p.		yoy p.p.
3.01	(1.40)	5.69	(2.34)	8.77	(3.09)	11.79	(3.37)	10.67	(-1.12)
3.11	(1.45)	5.86	(2.41)	9.03	(3.18)	12.13	(3.46)	10.94	(-1.19)
0.17	(-0.09)	0.59	(-0.02)	0.88	(0.10)	1.31	(0.24)	1.72	(0.41)
3.07	(1.02)	6.13	(2.10)	9.43	(2.97)	12.77	(3.48)	13.62	(0.85)
—	—	—	—	—	—	—	—	—	—
1.29	(0.29)	2.49	(0.58)	3.83	(0.88)	4.92	(0.95)	4.45	(-0.47)

Bad Debts (Non-Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
		%		%		%
Total Amount of Bad Debts	79,754	4.93	81,210	5.06	109,573	6.85
Loans to Borrowers in Bankruptcy or Under Reorganization	9,280	0.57	8,377	0.52	7,000	0.44
Applications for Bankruptcy are Proceeded	2,951	0.18	2,026	0.13	1,307	0.08
Applications for the Civil Rehabilitation are Proceeded	3,633	0.22	3,176	0.20	2,716	0.17
Applications for the Civil Rehabilitation are Determined	1,775	0.11	2,328	0.15	2,358	0.15
Loans in Arrears *1	36,632	2.27	35,310	2.20	46,709	2.92
Loans Past Due for Three Months or More	1,638	0.10	1,345	0.08	1,110	0.07
Restructured Loans	32,204	1.99	36,177	2.25	54,752	3.42

Note: 1. In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (Non-Consolidated

	Millions of yen					
	2004/3		2005/3		2006/3	
		%		%		%
11 days ≦ < 3 months	19,475	1.21	17,239	1.07	12,968	0.81
31 days ≦ < 3 months	11,076	0.69	9,902	0.62	7,289	0.46
11 days ≦ < 31 days	8,399	0.52	7,337	0.46	5,679	0.36

Allowance for Bad Debts (Non-Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Allowance for Bad Debts	129,400	20.1	122,400	-5.4	122,700	0.2
Allowance for Bad Debts calculated by former method *1	—	—	—	—	—	—
Ratio of Allowance for Bad Debts (%) *2	7.37	—	7.15	—	7.26	—
General Allowance for Bad Debts	82,898	23.5	76,870	-7.3	66,810	-13.1
Unsecured Consumer Loans	74,888	24.9	69,348	-7.4	61,187	-11.8
Specific Allowance for Bad Debts	44,929	11.8	43,657	-2.8	54,276	24.3
Increase or Decrease in Allowance for Bad Debts	21,700	-27.7	-7,000	-132.3	300	104.3
Allowance for Loss on Debt Guarantees	1,865	293.5	2,880	54.4	3,330	15.6
Increase or Decrease in Allowance	1,391	201.7	1,015	-27.0	450	-55.7

Notes: 1. Allowance for bad debts calculated by former method: it is calculated based on the method used before the change of expression of Allowance for loss on interest repayments from interim accounting period as of September 2006.

2. Ratio of allowance for bad debts (%) = $\frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus installment receivables (excluding deferred income on installment sales finance)}} \times 100$

Allowance for Loss on Interest Repayments (Non-Consolidated)

	Millions of yen					
	2004/3		2005/3		2006/3	
		yoy %		yoy %		yoy %
Allowance for Loss on Interest Repayments *1	—	—	—	—	23,700	—
Increase or Decrease in Allowance for Loss on Interest Repayments	—	—	—	—	23,700	—

Note: 1. The number contains a portion of Allowance for Bad Debts calculated by former method from interim accounting period as of September 2006.

Millions of yen									
2007/3		2008/3							
	%	1st quarter	%	2nd quarter	%	3rd quarter	%	4th quarter full term	%
141,307	9.44	138,128	9.54	132,080	9.37	126,421	9.30	124,767	9.44
6,120	0.41	5,895	0.41	5,757	0.41	5,437	0.40	4,824	0.37
1,026	0.07	888	0.06	842	0.06	708	0.05	557	0.04
2,430	0.16	2,396	0.17	2,237	0.16	2,101	0.15	1,695	0.13
2,108	0.14	2,013	0.14	2,080	0.15	1,999	0.15	1,924	0.15
80,976	5.41	81,057	5.60	77,658	5.51	74,458	5.48	75,690	5.73
499	0.03	684	0.05	963	0.07	1,150	0.08	727	0.06
53,711	3.59	50,491	3.49	47,700	3.38	45,374	3.34	43,524	3.29

Millions of yen									
2007/3		2008/3							
	%	1st quarter	%	2nd quarter	%	3rd quarter	%	4th quarter full term	%
17,223	1.15	19,756	1.36	22,946	1.63	17,236	1.27	19,709	1.49
6,586	0.44	8,751	0.60	9,900	0.70	8,643	0.64	7,603	0.58
10,637	0.71	11,004	0.76	13,046	0.93	8,592	0.63	12,106	0.92

Millions of yen											
2007/3		2008/3								2009/3(E)	
	yoy %	1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
121,000	-1.4	124,600	-5.5	121,700	23.7	113,600	1.1	108,500	-10.3	100,500	-7.4
177,600	—	180,000	—	178,500	—	172,000	—	166,800	—	146,800	—
7.72	—	8.37	—	8.40	—	8.14	—	8.00	—	8.08	—
54,257	-18.8	58,704	-15.4	56,857	23.1	53,295	6.2	48,657	-10.3	—	—
48,963	-20.0	54,581	-14.1	52,583	29.6	48,972	9.1	44,436	-9.2	—	—
65,145	20.0	63,967	5.1	63,163	24.5	59,046	-2.6	58,843	-9.7	—	—
-1,700	-666.7	3,600	-60.4	700	—	-7,400	—	-12,500	—	-8,000	—
3,670	10.2	4,030	9.5	3,650	-4.2	3,470	-8.0	3,490	-4.9	4,300	23.2
340	-24.4	360	2.9	-20	—	-200	—	-180	-152.9	800	—

Millions of yen											
2007/3		2008/3								2009/3(E)	
	yoy %	1st quarter	yoy %	2nd quarter	yoy %	3rd quarter	yoy %	4th quarter full term	yoy %		yoy %
490,000	—	455,794	—	424,033	—	388,431	—	374,800	—	253,000	—
466,300	—	-34,205	—	-65,966	—	-101,568	—	-115,200	—	-121,800	—

Funds Procurement (Non-Consolidated)

	Millions of yen					
	2003/3		2004/3		2005/3	
		C.R.(%)		C.R.(%)		C.R.(%)
Borrowings	1,384,848	100.0	1,260,090	100.0	1,028,722	100.0
Indirect	1,053,068	76.0	951,210	75.5	719,842	70.0
City Banks	35,065	2.5	35,386	2.8	21,430	2.1
Regional Banks	58,300	4.2	51,147	4.1	32,791	3.2
Former Long-term Credit Banks	93,880	6.8	76,968	6.1	53,979	5.2
Trust Banks	409,257	29.6	403,081	32.0	337,951	32.9
Foreign Banks	63,000	4.5	37,500	3.0	6,500	0.6
Life Insurance Companies	263,779	19.0	245,773	19.5	189,090	18.4
Non-Life Insurance Companies	50,043	3.6	44,723	3.5	29,439	2.9
Others	79,744	5.8	56,632	4.5	48,662	4.7
Direct	331,780	24.0	308,880	24.5	308,880	30.0
Straight Bonds	295,000	21.3	285,000	22.6	265,000	25.8
Commercial Paper	10,000	0.7	—	—	20,000	1.9
Securitization of Installment Sales Finance Receivable	2,900	0.2	—	—	—	—
Others	23,880	1.7	23,880	1.9	23,880	2.3
Short-term	16,400	1.2	11,500	0.9	22,500	2.2
Long-term	1,368,448	98.8	1,248,590	99.1	1,006,222	97.8
Fixed	1,171,837	84.6	1,093,395	86.8	900,468	87.5
Interest Rate Swaps (Notional)	142,310	10.3	188,321	14.9	161,712	15.7
Interest Cap (Notional)	117,000	8.4	82,000	6.5	82,000	8.0
Average Interest Rate on Funds Procured During the Year (%)	2.10	—	1.96	—	1.92	—
Average Nominal Interest Rate on Funds Procured During the Year *1	1.85	—	1.67	—	1.61	—
Floating Interest Rate	1.89	—	1.55	—	1.66	—
Fixed Interest Rate	2.14	—	2.04	—	1.96	—
Short-term	0.56	—	0.64	—	0.80	—
Long-term	2.11	—	1.96	—	1.92	—
Direct	1.86	—	1.82	—	1.80	—
Indirect	2.18	—	2.00	—	1.97	—
<Reference>						
Term Average of Long-term Prime Rate	1.79	—	1.58	—	1.69	—

Note: 1. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.

Millions of yen									
2006/3		2007/3		2008/3			2009/3(E)		
	C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
945,208	100.0	888,587	100.0	774,407	-12.8	100.0	735,000	-5.1	100.0
614,288	65.0	580,627	65.3	514,407	-11.4	66.4	495,000	-3.8	67.3
24,487	2.6	21,306	2.4	19,900	-6.6	2.6	—	—	—
19,330	2.0	18,433	2.1	17,271	-6.3	2.2	—	—	—
41,049	4.3	46,871	5.3	70,338	50.1	9.1	—	—	—
290,093	30.7	269,340	30.3	176,945	-34.3	22.8	—	—	—
6,500	0.7	7,500	0.8	7,500	0.0	1.0	—	—	—
152,749	16.2	112,581	12.7	95,909	-14.8	12.4	—	—	—
21,659	2.3	16,530	1.8	11,144	-32.6	1.4	—	—	—
58,421	6.2	88,066	9.9	115,400	31.0	14.9	—	—	—
330,920	35.0	307,960	34.7	260,000	-15.6	33.6	240,000	-7.7	32.7
265,000	28.0	260,000	29.3	260,000	0.0	33.6	—	—	—
50,000	5.3	40,000	4.5	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—
15,920	1.7	7,960	0.9	—	—	—	—	—	—
51,000	5.4	60,000	6.8	—	—	—	—	—	—
894,208	94.6	828,587	93.2	774,407	-6.5	100.0	735,000	-5.1	100.0
805,086	85.2	762,560	85.8	717,872	-5.9	92.7	703,500	-2.0	95.7
207,053	21.9	236,505	26.6	228,987	-3.2	29.6	—	—	—
7,000	0.7	—	—	—	—	—	—	—	—
1.84	—	1.86	—	1.94	—	—	2.29	—	—
1.47	—	1.53	—	1.64	—	—	1.99	—	—
1.33	—	1.81	—	2.11	—	—	2.26	—	—
1.69	—	1.87	—	1.93	—	—	2.29	—	—
0.19	—	0.46	—	0.87	—	—	—	—	—
1.90	—	1.95	—	1.95	—	—	2.29	—	—
1.64	—	1.53	—	1.72	—	—	1.77	—	—
1.94	—	2.04	—	2.02	—	—	2.54	—	—
1.76	—	2.39	—	2.30	—	—	—	—	—

INVESTOR INFORMATION

As of March 31, 2008

Stock Index and Trading Volume



Index
Thousands of Shares
250
200
150
100
50
0
50,000
40,000
30,000
20,000
10,000
0
'03/4
'03/10
'04/4
'04/10
'05/4
'05/10
'06/4
'06/10
'07/4
'07/10
'08/4
—ACOM Share Price —TOPIX ▯ACOM Trading Volume per Month (right axis)

Principal Shareholders

Name	Number of shares held	% of ownership of voting right
Maruito Shokusan Co., Ltd.	27,346,755	17.40
Mitsubishi UFJ Financial Group, Inc.	20,732,340	13.19
Hero & Co. *	13,661,344	8.69
Maruito Co., Ltd.	12,553,343	7.99
Kinoshita Memorial Foundation	9,219,232	5.87
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,981,020	2.53
Maruito Shoten Co., Ltd.	3,873,320	2.46
Kyosuke Kinoshita	3,240,321	2.06
Shigeyoshi Kinoshita	3,220,164	2.05
Mitsubishi UFJ Trust and Banking Corporation	3,157,280	2.01

* Hero & Co. is a nominee of The Bank of New York Mellon, which is a depositary and transfer agent for American Depositary Receipts (ADR).

Breakdown of Shareholders



Treasury Stock
1.53%
Japanese Financial Institutions and Insurance Companies
12.33%
Japanese Individuals and Other
12.39%
Japanese Securities Companies
0.70%
Foreign Corporation and Individuals
23.41%
Other Japanese Corporations
49.64%

ADR (American Depositary Receipts) Information

Type: Sponsored Level-1 Program

ADR Ratio: 4ADRs : 1 Ordinary Share

Symbol: ACMUY

CUSIP: 004845202

Market: The U.S. Market for OTC (Over-the-Counter)

Depositary Bank: The Bank of New York Mellon
101 Barclay Street, 22W, NEW YORK,
NY 10286, U.S.A.
TEL: 1-866-680-6825
Toll-free number from the United States:
888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbnymellon.com

Other Data

Transfer Agent:
Mitsubishi UFJ Trust and Banking Corporation

Stock Listing:
First Section of Tokyo Stock Exchange

General Shareholders' Meeting:
June 20, 2008

Number of Stock Issued:
159,628,280

Number of Shareholders:
13,542

FINANCIAL SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Environment

Although Japan's economy during this consolidated fiscal year remained on a moderate recovery path mainly in exports and private capital investments, deceleration of overall pace of recovery has progressed by sharp temporary decline in housing investments stemming from revisions made in the Building Standards Law since last fall. Concurrently, Japanese financial market experienced some turbulence such as sharp temporary drop in stock prices due to subprime mortgage crisis in the United States of America. Sharp rises in the prices of crude oil and imported grain have helped produce upturn in living costs. As a result, there was an emergence of a tendency for households to be more set back in their spending and concerns for recessions in American economy, making the future course of the economy and consumption more ambiguous.

The business environment surrounding the ACOM Group (hereinafter, "the Group") continued to be difficult because of factors such as regulations on lending companies being further strict as the revised Money-Lending Business Law went into force in December 2007 and an all-out competitive environment transcending industry boundaries being generated as corporate reorganization picks up pace throughout the non-bank industry.

Trends in the TANKAN Survey (Quarterly)

Production Capacity D.I. (Overall Industry) *Employment Conditions D.I. (Overall Industry)*


(% point)
40.0
30.0
20.0
10.0
0
-10.0
-20.0
'00/3 '01/3 '02/3 '03/3 '04/3 '05/3 '06/3 '07/3 '08/3
"Excessive"
"Insufficient"
(% point)
40.0
30.0
20.0
10.0
0
-10.0
-20.0
'00/3 '01/3 '02/3 '03/3 '04/3 '05/3 '06/3 '07/3 '08/3
Large Enterprises
Medium-Sized Enterprises
Small Enterprises

* From the March 2004 Tankan survey, the Bank of Japan revised the companies subject to the survey.

Overall Performance

In fiscal 2007, the Group reported a ¥43.9 billion year-on-year decline in operating income, to ¥379.7 billion, due mainly to a decline in interest on loans receivable. By contrast, there was a significant reduction in the amount of the provision for loss on interest repayments, which, combined with provision for bad debts and general and administrative costs, led to a ¥210.7 billion decline in operating expenses. Accordingly, operating profit amounted to ¥81.6 billion, compared with an operating loss of ¥85.1 billion in fiscal 2006. Net income totaled ¥35.4 billion, compared with a net loss of ¥437.9 billion in the previous fiscal year.

Under such circumstances, the Group has set "establishment of compliance structure", "actualization of putting customers first and establishment of socially-oriented corporate brand", "transformation of business model to enhance our cost competitiveness", "improvement of service by strengthening our marketing systems", "strengthening our ability to attract new customers and improve the quality of assets" and "nurturance of professionals" as management policies for this consolidated fiscal year. At the same time, the Group worked enthusiastically both in domestic and oversea domains.

As part of these actions, the integration of ACOM's installment sales finance business was implemented in April 2007 for rearrangement of installment sales finance business, resulting in the birth of "AFRESH CREDIT CO., LTD." On the same day, the merger of 3 subsidiaries which expertise are interior design, construction of service outlets, real estate management, and maintenance of buildings and other properties was conducted, and "JLA INCORPORATED" made its start.

ACOM has reduced the maximum lending interest rate with respect to our new customers from June 2007 to realize our prime goal of "contributing to the healthy development of the consumer finance market by building a corporate group that is more focused than it has been in the past on sociality such as consumer protection, and offering financial services that are less expensive yet inspire relief and confidence".

Overseas, in December 2007 ACOM and BTMU jointly acquired shares of an Indonesian bank, PT. BANK NUSANTARA PARAHYANGAN Tbk., which consequently become a consolidated subsidiary of ACOM. Going forward, we will develop various consumer loan services in that region.

Results by Segment

1
Operating Income and Outstanding Balance

Loan Business

In fiscal 2007, operating income from our core loan business declined 11.5%, to ¥331.4 billion, and the balance of receivables outstanding fell 9.3%, to ¥1,480.9 billion. These declines stemmed mainly from the voluntary waiver of repayments due to requests for interest repayments stayed at high level, and the number of new customers fell below that of previous fiscal year.

On a non-consolidated basis, segment operating income slipped 14.2%, to ¥298.8 billion, and receivables outstanding decreased 11.8%, to ¥1,318.7 billion. For the year, the average yield for unsecured consumer loans extended by the parent company was 21.05%, down 120 basis points from the previous period.

By contrast, DC Cash One, which develops its business using the brand of Mitsubishi UFJ Financial Group, reported a 3.8% rise in operating income in its loan business, to ¥13.7 billion, and a 1.9% decline in receivables outstanding, to ¥81.1 billion. During the year, DC Cash One rigorously streamlined its operations to boost earnings, while working to improve its lending techniques and strengthen its marketing system. It also strove to reinforce its brand by providing Internet-based community services consistent with its brand strategy.

Overseas, operating income from the loan business of EASY BUY, a consolidated subsidiary in the Kingdom of Thailand, jumped 46.8%, to ¥18.8 billion, and its balance of receivables outstanding surged 49.7%, to ¥74.7 billion.

Credit Card Business

In the credit card business, operating income declined 11.3% from the previous year, to ¥5.4 billion. The year-end balance of receivables outstanding was down 15.0%, to ¥38.1 billion. ACOM has continued sales promotion of credit cards mainly to its loan customers, as well as putting emphasis on effort to improve profitability of tie-up cards. Due to intensified competition, however, and judging from the factors such as the profitability of tie-up cards, ACOM has canceled all tie-up partnerships with partners. In response to cancellation of tie-ups, those customers with tie-up credit cards are switching to ACOM's credit card. The number of consolidated cardholders at the end of this fiscal year decreased by 308 thousands while the consolidated transaction volume decreased by ¥11.4 bilion to ¥28.7 billion compared to that of previous fiscal year.

Installment Sales Finance Business

Consolidated operating income in this segment fell 24.0%, to ¥7.6 billion, and the year-end balance of installment receivables dropped 24.9%, to ¥42.7 billion.

EASY BUY, our consolidated subsidiary in the Kingdom of Thailand, is also involved in the installment sales finance business. Since the reduction of maximum interest rates in that nation, however, EASY BUY has adopted more stringent lending criteria. Consequently, it posted a 15.6% decline in segment operating income from its installment sales finance business, to ¥4.2 billion.

Seeking to further enhance efficiency and reinforce our sales capabilities in this business, on April 1, 2007, we merged the installment sales finance business of the parent company with JCK CREDIT CO., LTD. (hereinafter JCK CREDIT), a wholly owned subsidiary, leading to the birth of a new company, called AFRESH CREDIT. Since then, we have continued to improve both management of the existing member stores and management of assets as well as engaging in stronger sales promotion. For the year under review, AFRESH CREDIT posted operating income of ¥3.4 billion, with a transaction volume of ¥32.6 billion.

Guarantee Business

In this segment, the year-end balance of guaranteed receivables amounted to ¥120.6 billion, up 13.8% from a year earlier. Fees from credit guarantees rose 12.3%, to ¥6.7 billion, and operating income in this segment (including commissions for credit guarantee) climbed 14.3%, to ¥10.5 billion.

We have been advancing our guarantee business in cooperation with RELATES, a wholly owned subsidiary. Here, our focus is on expanding our operational scale and improving profitability. During this fiscal year, ACOM entered into personal loan guarantee business in tie-up with BTMU, and commenced the guarantee business for unsecured consumer card loan, "BANQUIC" in November, 2007.

DC Cash One, on the other hand, has focused mainly on guarantee service of Super IC Card issued by BTMU. In order to enhance this business, DC Cash One has endeavored on improvements of efficiency through rearrangement of management system and enhancement of collection system.

Loan Servicing Business

In the loan servicing business, operating income increased 23.1% year-on-year, to ¥17.0 billion, and total collection of purchased receivables roses ¥2.2 billion, to ¥15.5 billion.

During the current consolidated fiscal year we have focused on improvement of profitability and financial standing and expansion of the Company's system for recovering small unsecured debts through "strengthened sales and collection" by reorganizing our collection branch and streamlining operations.

Other Businesses

In the year under review, consolidated operating income from the rental business rose 2.5%, to ¥4.6 billion, and operating income from other businesses—mainly insurance agency services and real estate-related activities—fell 44.6%, to ¥2.9 billion.

Operating Income by Segment

	Millions of Yen		Change
	FY2007	FY2006	
Loan Business	331,476	374,590	(11.5)
Credit Card Business	5,437	6,128	(11.3)
Installment Sales Finance Business	7,682	10,106	(24.0)
Guarantee Business	10,565	9,244	14.3
Loan Servicing Business	17,026	13,827	23.1
Rental Business	4,600	4,489	2.5
Other Businesses	2,917	5,265	(44.6)

Outstanding Balance at Year-End by Segment

	Millions of Yen		Change
	FY2007	FY2006	
Loan Business	1,480,917	1,632,310	(9.3)
Credit Card Business	38,126	44,842	(15.0)
Installment Sales Finance Business	42,795	56,986	(24.9)
Loan Servicing Business	30,638	25,788	18.8
Banking Business	20,078	—	—

2
Consolidated Operating Expenses

In fiscal 2007, consolidated operating expenses amounted to ¥298.0 billion, down 41.4% from the previous fiscal year. Within this total, financial expenses remained mostly unchanged, at ¥20.8 billion. While interest rates are showing moderate increases in line with economic recovery, the Group has achieved success with its fund-raising policy emphasizing long-term, fixed rates—a policy it has embraced for some time. Meanwhile, we reduced advertising expenses and personnel expenses by ¥0.9 billion and ¥5.5 billion, respectively. Moreover, the amount of the provision for loss on interest repayments declined dramatically from the previous year, leading to a substantial drop in consolidated operating expenses.

Breakdown of Consolidated Operating Expenses

	Millions of Yen		Change
	FY2007	FY2006	
Operating Expenses	298,054	508,755	(210,700)
Financial Expenses	20,892	20,705	187
Cost of Purchased Loans Receivable	9,769	8,114	1,655
Cost of Sales	6,269	7,497	(1,228)
Other Operating Expenses	261,123	472,438	(211,314)
Advertising Expenses	12,547	13,491	(944)
Provision for Bad Debts	113,655	130,596	(16,941)
Provision for Loss on Guaranteed Receivables	2,192	1,960	232
Bad Debt Expenses	—	5,039	(5,039)
Provision for Loss on Interest Repayments	19,620	200,147	(180,527)
Salaries	26,349	31,892	(5,543)
Retirement Benefit Expenses	227	1,269	(1,042)
Provision for Directors and Corporate Auditors' Retirement Benefits	60	93	(33)
Welfare Expenses	3,440	4,113	(673)
Leases	11,822	13,341	(1,519)
Depreciation Expenses	3,356	3,772	(416)
Fees	35,625	36,111	(486)
Amortization of goodwill	838	—	838
Others	31,385	30,609	776

3
Other Income (Expenses)

Total other expenses, net, amounted to ¥19.7 billion. This was due to a ¥22.0 billion loss on revaluation of investments in securities.

Financial Position

Balance Sheets

At the end of fiscal 2007, consolidated total assets amounted to ¥1,861.5 billion, down ¥170.3 billion from a year earlier. Net assets increased ¥14.9 billion, to ¥472.1 billion. Shareholders' equity (including unrealized gains on other securities and foreign currency translation adjustments) rose ¥13.6 billion, to ¥463.7 billion. As a result, the shareholders' equity ratio increased 2.7 points, to 24.9%. A detailed breakdown of assets, liabilities, and net assets is given below.

Assets

Current assets decreased by ¥127.6 billion while fixed assets decreased by ¥42.7 billion. Major changes in current assets include: decreases in loans receivable by ¥151.3 billion, installment accounts receivable by ¥20.9 billion, deferred tax assets by ¥15.5 billion, and increase in marketable securities by ¥39.0 billion. Major changes in fixed assets include decrease of investment in marketable securities by ¥42.0 billion.

Liabilities

With regard to the liabilities account, changes in current, fixed, and total liabilities decreased by ¥18.9 billion, ¥166.3 billion, and ¥185.3 billion respectively. Major changes include: decrease of interest-bearing liabilities such as loans and straight bonds by ¥98.9 billion, decrease of the allowance for loss on interest repayments by ¥115.2 billion, and increase in deposits of banking business by ¥40.7 billion.

Net Assets

The shareholders' equity increased ¥21.4 billion, due to a ¥21.4 billion rise in the earned surplus accompanying net income, which amounted to ¥35.4 billion. There was also an ¥8.8 billion decrease in securities valuation adjustments. As a result, total net assets rose ¥14.9 billion.

Cash Flows

Cash and cash equivalents at the end of this consolidated fiscal year increased by ¥5.8 billion to ¥152.2 billion. The changes in the respective cash flow and the reasons thereof are as follows:

Funds from operating activities showed an increase of ¥126.1 billion. Primary factors include: ¥63.3 billion of net income before income taxes, a decrease of ¥115.2 billion in the allowance for loss on interest repayments, ¥22.0 billion of loss on revaluation of investments in marketable securities. Decrease in loans receivable and installment sales receivable also account for increase in funds by ¥157.5 billion and ¥22.7 billion, respectively.

Funds from investing activities saw an increase of ¥8.2 billion. This was primarily due to increase in funds by ¥9.9 billion as sale of investment securities surpassed purchase of investment securities.

Funds from financing activities saw decrease of ¥128.6 billion. This was primarily because the total payment amount for repayments of interest-bearing debt and maturation of bonds exceeded the total amount of revenues resulting from proceeds from loans by ¥105.7 billion, payments for deposit on redemption of straight bonds of ¥10.0 billion, and dividend payments of ¥12.5 billion.

Cash Flows

	Millions of Yen		
	FY2007	FY2006	yoy
Net Cash Provided by (Used in) Operating Activities	126,183	99,944	26,239
Net Cash Provided by (Used in) Investing Activities	8,250	308	7,941
Net Cash Provided by (Used in) Financing Activities	(128,678)	(53,464)	(75,214)

Business Risks

The following report on "business-related risks" details potential risks to the Group's operations based on our assumptions and views as of the submission date of the financial statement of fiscal 2007.

However, the following report does not include all potential risks. With future changes in economic and business conditions affecting the consumer finance industry, there may be new risks that arise from various uncertain factors.

Note, however, that forward-looking statements regarding business-related risks are based on our assumptions and views as of the submission date of the financial statement of fiscal 2007.

1
Financial Results

The business performance of the Group may be influenced by changes, fluctuations and modifications—and the degree of these—in the each of the items (a) to (k) listed below.

(a) Changes in the overall consumer credit market
(b) Increase or decrease in number of customer accounts and average loan balance per customer accounts
(c) Reductions in the maximum legal interest rates applicable to the loan industry, as well as changes in judicial rulings and legal regulations applicable to the consumer finance industry
(d) Changes in average contracted interest rates received from customers
(e) Changes in number of requests for return of interest repayments, as well as amounts requested
(f) Competition with other companies
(g) Rate of default by customers
(h) The Company's ability to use credit databases to properly screen credit-related information about customers
(i) Japan's overall economic status
(j) The Company's ability to procure funds and costs involved
(k) Advertising and promotional expenses, personnel costs, and other expenses

2
Legal Restrictions

The loan business (consumer finance business), which is the Group's core activity, is governed by the following laws: Money-Lending Business Law (MBL) and the Acceptance of Contributions, Money Deposits, and Interest Law (ACMI). Our installment sales (credit card and installment sales finance businesses) are governed by the Law Concerning Installment Sales (LCIS). The aforementioned laws govern all aspects of their respective businesses.

(A)
MBL and LCIS Regulations

Each Group company engaged in the loan business in Japan is registered as an eligible moneylender pursuant to Article 3 of the MBL. The MBL stipulates several restrictions and also defines administrative punishments (suspension of all or part of operations, or revocation of the money lending license) and penalties for moneylenders in violation of these provisions.

In addition, the LCIS requires a description of the terms and conditions of the transaction, the issue of a written document, and prevention of excessive purchasing beyond paying capacity, and stipulates penalties in violation of these provisions.

(B)
Amendment of the MBL and the LCIS

With the "Law to Partially Amend the Regulations Governing Money-Lending Business Law" going into effect on December 19, 2007, stronger regulations on actions, solicitations and collections were imposed on our industry. Within two and a half years from this date, subsequent amendments to the MBL will prohibit agreements on interest rates exceeding those stipulated in the Interest Rate Restriction Law (IRRL) and place restrictions on loans exceeding one-third of the annual income of customers. The lower yield from enforcement of these provisions is expected to reduce interest revenue and the stricter regulations on lending to decrease the Company's loans receivable.

Amendments are scheduled to be made to the LCIS that will require lenders to be more stringent in confirming customers' ability to make repayments and oblige them to exercise control over affiliated merchants. These amendments could have an impact on the business results of Group companies engaged domestically in credit card and installment sales finance businesses.

3
Increase in Loss on Interest Repayments

The interest rates charged on some loan products by ACOM, in which customers entered into contracts before June 17, 2007, exceed the interest rate ceilings specified in the IRRL. In addition, several consumers have taken legal action against consumer finance companies, including ACOM, calling for a reimbursement of payments made, asserting that such payments do not meet a part of the requirements set forth in Article 43 of the MBL. In some recent court precedents, the plaintiffs' demands were accepted.

There are cases in which our customers (including agents, such as lawyers) request a reduction in the loan amount or reimbursement of excess interest paid, citing obligations for maximum interest rates under the IRRL. In such cases, ACOM is obliged to release the customer from the loan or reimburse payments. The costs of releasing customers from loans and reimbursing repayments (hereinafter referred to as "loss on interest repayments") have remained at high level as of the end of this consolidated fiscal year.

Due to the future potential for losses on interest repayments, further booking of the allowance for loss on interest repayments, and court rulings from lawsuits demanding refunds of interest paid that put the Company and other finance companies at a clear disadvantage, could have an impact on the Group's business performance.

4
Fund Procurement

(A)
Fund Procurement

The Group primarily secures the necessary funds for its operations and liabilities repayments through cash provided by operating activities, as well as financing activities such as borrowings from financial institutions, including banks and insurance companies, and direct financing from capital markets, including via bond issues. At the end of the fiscal year under review, 43.4% of the Group's outstanding interest-bearing liabilities had been resourced mainly from 10 banks and other financial institutions (excluding those from syndicate loans). While the Group has steadily diversified its funding resources in recent years, there is no assurance that its existing main banks and lenders will not change their current lending policy due to a potential reorganization of the financial industry in Japan or other factors. Furthermore, there is no assurance that capital markets will always be available as a reliable financing resource in the future.

The Group has not experienced significant difficulties in raising funds in recent years. However, if our credit rating was to be downgraded by a credit rating agency, this may cause an increase in interest costs and have a negative effect on our fund procurement capabilities in both the public and private placement bond markets. Such events would consequently have an influence on our business performance.

(B)
Interest Rate on Fund Procurement

While interest rates on our fund procurement may fluctuate due to the market environment or other factors, our maximum lending interest rate is limited to 29.2%, according to rules stipulated by the ACMI, irrespective of fluctuations in interest rates on fund procurement.

In order to minimize interest-rate risks, the Group takes various measures, including the use of interest rate caps and swap contracts, and observes a policy of maintaining fixed-interest borrowings as a ratio of total borrowings at 80% or higher, to mitigate the influence of factors such as interest fluctuations. However, possible increases in interest rates may have a negative impact on our business performance in the future.

5
Allowance for Bad Debts

Loans receivable and installment sales receivable constitute the majority of total assets of the Group. For this reason, we book an allowance for bad debts, based on the conditions of customers and the estimates of pledged collateral value at the end of the fiscal year.

An increase of payment delays and uncollected loans receivable might occur due to future changes in economic conditions, the market environment, and the social structure in Japan. There may also be increases in the number of individuals (including loan customers of the Group) pursuing remedies under legal guardianship pursuant to revisions in legislation, including the Bankruptcy Act, the Law Concerning Specific Conciliation, the Civil Rehabilitation Law, and the Judicial Scrivener Law. Such events may require further increases in the allowance for bad debts, which may have a negative effect on the business performance of the Group.

6
Problem of Multiple Debtors

To address the problem of debtors who take out excessive loans or credit-card loans from multiple consumer credit companies, the Group is taking serious approaches. These approaches mainly consist of "Promotion of more effective consumer enlightenment activities," "Improvement of counseling functions for consumer loan customers," "Implementation of more rigorous credit administration," "Review of the content of advertisement," and "Disclosure of information."

Nevertheless, business performance of the Group may be negatively influenced in cases where the number of multiple debtors increases due to factors such as economic, employment, and market conditions in Japan or other external factors, which leads to an increase in the allowance for bad debts due to increase in uncollectible loans.

7
Information Systems

For the purpose of creating new business, offering services to customers, and implementing effective business management, the Group is dependent on, and has increased its reliance on, internal and external information and technical systems. Many new customers have opened loan accounts through our MUJINKUN automatic contract machines, and many prefer to access their loan accounts through ATMs installed by ACOM and those of affiliated companies, to take advantage of the convenience of such facilities.

The Group is further increasing its reliance on cuttingedge software, systems, and networks for managing its retail outlet network, customers, and account data. We are also diversifying our IT systems in order to avoid the negative impact from potential damage or service interruption of communication networks, hardware and software arising from errors, natural disasters, power blackouts, computer viruses and similar events, as well as disruptions to support services from third parties, including telecommunications carriers and Internet providers. However, such disruptions, breakdowns, delays, or other interruptions to information or technical systems may result in a decline in the number of customers opening new accounts or payment delays on unpaid balances. These and other factors may lower the trust that consumers place in the Group and also disrupt its provision of services, which may have a negative effect on its business performance.

In addition, the Group has a backup center for general ledger system, in order to avoid the possibility of business interruptions. However, it is possible that the Group's business may be suspended in the event of a large scale natural disaster, such as earthquake or flood.

8
Management of Personal Information

The Group, including the parent company and its main subsidiaries, are now regarded as businesses handling personal information as defined by the "Act on the Protection of Personal Information."

In the management of personal information, including customer information within the Group, we have ensured management and control structure under "Regulation for Protection of Personal Information" which includes policy for protection of personal information. ACOM was granted the "Privacy Mark" authorized by Japan Information Processing Development Corporation (JIPDEC).

As for the management of Computer Center, we have formulated rigorous safety measures for physical security, including controls on entering and leaving the Computer Center, and for information security, such as controlling access to computer systems. Moreover, we have acquired Information Security Management System (ISMS) certification for the operation and maintenance of the Computer Center.

However, if personal information is leaked to other people for any reason whatsoever, the negative effects may not be limited to a worsening of business performance arising from a decline in the reputation of the Group or compensation for damages. In the case of a violation of regulations concerning the handling of personal information, the Group may be also subjected to administrative recommendations, and orders.

9
Business and Capital Alliance with Mitsubishi UFJ Financial Group, Inc.

In March, 2004, ACOM entered into a capital alliance agreement with Mitsubishi Tokyo Financial Group, Inc. (present, MUFG). In the event of future changes in the legal system governing banks, including a change in the Banking Law, it is possible that restrictions may be applied to certain business areas currently available to ACOM, its subsidiaries, or affiliate companies when a certain ratio or more of ACOM's total outstanding shares is held by the bank.

Moreover, if a competitor concludes a similar business and capital alliance agreement with a bank or financial institution, the Group may face more intense competition depending on the nature of such alliance.

10
Investments

To date, the ACOM Group has stepped up its entry into new markets and broadened the scale of its involvement in the consumer credit market, including through the formation of joint ventures. Since the prospect of obtaining profits from such investments is uncertain, there is no assurance that the Group will be able to set up or expand new joint businesses successfully. The Group regularly reviews the profitability and growth potential of each business. It is possible that such reviews may prompt us withdraw from new joint businesses or reduce allocation of human and other resources to such businesses in the future. In the case where a joint business falls short of its profit target, there is a risk that the Group may not be able to recoup its existing investments.

In addition, in the event that the price of equity securities held by the Group drops substantially, there is a possibility that losses may be incurred, which could potentially affect the Group's business results and perhaps reduce its owner's equity ratio.

11
Sale of ACOM Shares Held by the Chairman, President & CEO, and Family Members

Kyosuke Kinoshita, Chairman of ACOM, and Shigeyoshi Kinoshita, President & CEO of ACOM, in conjunction with other family members and associated companies, own approximately 40% of the total outstanding shares of the Company. If these shareholders sell part of their holdings in the future, there is the possibility that the share price of ACOM will be negatively affected due to increased supply of Company shares in the market.

12
ACOM Shares Held by the Chairman, President & CEO, and Family Members

Since the Kinoshita family and relatives own or control approximately 40% of the total outstanding shares of ACOM, they may assert a dominant influence on important decision-making that will impact the business activities of the Company. These include significant business transactions, such as transfer of the controlling stake in the Company, restructuring of business operations, investment in other businesses or assets, and the terms and conditions of future fund procurement activities.

CONSOLIDATED BALANCE SHEETS

ACOM CO., LTD. and Subsidiaries

March 31	Millions of Yen 2008	Millions of Yen 2007	Thousands of U.S. Dollars (Note 3) 2008
Assets			
Current assets:			
Cash and cash equivalents	¥ 152,221	¥ 146,383	$ 1,519,323
Marketable securities and other investments (Note 5)	22,949	3,676	229,054
Loans receivable (Notes 4 and 6)	1,480,917	1,632,310	14,781,085
Loans receivable of banking business	20,078	—	200,399
Notes and accounts receivable	81,304	102,227	811,498
Purchased receivables	30,638	25,788	305,798
Inventories	1,388	2,330	13,853
Deferred tax assets (Note 8)	45,056	60,597	449,705
Other current assets	34,518	32,120	344,525
Allowance for bad debts	(117,932)	(126,671)	(1,177,083)
Total current assets	1,751,141	1,878,763	17,478,201
Property and equipment (Note 14)**:**			
Land	16,970	16,890	169,378
Buildings and structures	41,001	41,551	409,232
Equipment	36,368	37,274	362,990
	94,340	95,716	941,610
Accumulated depreciation	(47,997)	(46,508)	(479,059)
Property and equipment, net	46,342	49,208	462,541
Investments and other assets:			
Investments in securities (Note 5)	39,864	71,590	397,884
Investment in an affiliate	—	10,340	—
Goodwill (Note 16)	3,439	—	34,324
Telephone rights and other intangible assets (Note 14)	953	1,204	9,511
Rental deposits	9,492	9,874	94,739
Prepaid pension expenses (Note 7)	3,849	2,310	38,417
Deferred tax assets (Note 8)	1,340	1,147	13,374
Other	7,032	9,517	70,186
Allowance for bad debts	(1,950)	(2,126)	(19,463)
Total investments and other assets	64,021	103,857	638,995
Total assets	¥ 1,861,505	¥ 2,031,829	$ 18,579,748

See accompanying notes to consolidated financial statements.

March 31	Millions of Yen 2008	Millions of Yen 2007	Thousands of U.S. Dollars (Note 3) 2008
Liabilities and net assets			
Current liabilities:			
Short-term loans (Note 6)	¥ 55,669	¥ 113,717	$ 555,634
Current portion of long-term debt (Note 6)	232,368	227,410	2,319,273
Deposit of banking business	40,792	—	407,146
Accounts payable	1,908	4,003	19,043
Accrued income taxes (Note 8)	1,099	502	10,969
Deferred income on installment sales	5,344	7,519	53,338
Allowance for loss on debt guarantees (Note 10)	2,192	1,961	21,878
Other current liabilities	16,664	19,924	166,323
Total current liabilities	356,040	375,037	3,553,648
Long-term liabilities:			
Long-term debt (Note 6)	644,438	690,267	6,432,158
Allowance for employees' retirement benefits (Note 7)	197	116	1,966
Allowance for directors' and corporate auditors' retirement benefits	771	831	7,695
Deferred tax liabilities (Note 8)	10,509	14,730	104,890
Allowance for loss on interest repayments	374,800	490,000	3,740,892
Other long-term liabilities	2,603	3,681	25,980
Total long-term liabilities	1,033,321	1,199,626	10,313,614
Total liabilities	1,389,361	1,574,664	13,867,262
Commitments and contingent liabilities (Note 10)			
Net assets:			
Shareholders' equity (Note 11):			
Paid-in capital of common stock:			
Authorized: 532,197,400 shares at March 31, 2008 and 2007			
Issued: 159,628,280 shares at March 31, 2008 and 2007	63,832	63,832	637,109
Capital surplus	76,010	76,010	758,658
Earned surplus	337,454	316,007	3,368,140
Treasury stock, at cost			
2,433,798 shares at March 31, 2008 and 2,433,969 shares at March 31, 2007	(18,507)	(18,508)	(184,719)
Total shareholders' equity	458,789	437,342	4,579,189
Valuation and translation adjustments:			
Net unrealized gains on other securities	4,500	13,338	44,914
Deferred losses on hedges	—	(0)	—
Foreign currency translation adjustments	435	(607)	4,341
Total valuation and translation adjustments	4,935	12,730	49,256
Minority interests in consolidated subsidiaries	8,419	7,091	84,030
Total net assets	472,144	457,165	4,712,486
Total liabilities and net assets	¥ 1,861,505	¥ 2,031,829	$ 18,579,748

CONSOLIDATED STATEMENTS OF OPERATIONS

ACOM CO., LTD. and Subsidiaries

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
Year ended March 31	2008	2007	2006	2008
Operating income:				
Interest on loans receivable	¥ 324,249	¥ 367,923	¥ 389,387	$ 3,236,340
Fees from credit card business	5,112	5,845	6,211	51,023
Fees from installment sales financing	6,229	8,515	13,733	62,171
Fees from credit guarantees	6,767	6,028	5,203	67,541
Collection of purchased receivables	15,568	13,328	13,322	155,384
Other financial income	477	174	49	4,760
Sales	9,134	10,513	7,681	91,166
Other operating income	12,167	11,322	9,841	121,439
Total operating income	379,706	423,652	445,431	3,789,859
Operating expenses:				
Financial expenses	20,892	20,705	20,711	208,523
Cost of purchased receivables	9,769	8,114	8,064	97,504
Cost of sales	6,269	7,497	5,126	62,571
General and administrative expenses	124,815	134,694	160,311	1,245,783
Amortization of goodwill	838	—	—	8,364
Bad debt expense	—	5,039	—	—
Provision for bad debts	113,655	130,596	115,477	1,134,394
Provision for loss on debt guarantees	2,192	1,960	1,647	21,878
Provision for loss on interest repayments	19,620	200,147	23,700	195,827
Total operating expenses	298,054	508,755	335,039	2,974,887
Operating profit (loss)	81,651	(85,102)	110,392	814,961
Other income (expenses):				
Other interest and dividend income	775	1,308	814	7,735
Other interest expense	—	(0)	(5)	—
Equity in earnings of an affiliate	—	821	734	—
Net loss on sale or disposal of property and equipment	(954)	(437)	(1,045)	(9,521)
Net (loss) gain on sale of investments in affiliates	—	(5)	177	—
Net gain on sale of investments in securities (Note 5)	3,819	196	0	38,117
Loss on revaluation and liquidation of investments in securities (Note 5)	(22,060)	(14,794)	—	(220,181)
Impairment loss (Note 14)	(162)	(8)	(4)	(1,616)
Special provision for loss on interest repayments	—	(317,061)	—	—
Loss on business restructuring (Note 7)	—	(17,982)	—	—
Other, net	306	502	994	3,054
Total other income (expenses), net	(18,275)	(347,460)	1,666	(182,403)
Income (loss) before income taxes	63,376	(432,563)	112,059	632,558
Income taxes (Note 8):				
Current	1,340	17,388	47,389	13,374
Prior	9,093	—	—	90,757
Deferred	17,365	(12,635)	(968)	173,320
Total income taxes	27,799	4,753	46,420	277,462
Minority interests in earnings of consolidated subsidiaries	170	655	43	1,696
Net income (loss)	¥ 35,406	¥ (437,972)	¥ 65,595	$ 353,388
	Yen			U.S. Dollars (Note 3)
Amounts per share:				
Net income (loss):				
Basic	¥ 225.24	¥(2,786.19)	¥ 416.69	$ 2.24
Diluted	225.23	—	416.50	2.24
Cash dividends	100.00	100.00	140.00	0.99

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

ACOM CO., LTD. and Subsidiaries

	Thousands	Millions of Yen				
	Number of shares of common stock	Paid-in capital of common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance at March 31, 2005	159,628	¥ 63,832	¥ 76,458	¥ 730,168	¥ (10,801)	¥ 859,658
Net income	—	—	—	65,595	—	65,595
Cash dividends	—	—	—	(19,706)	—	(19,706)
Bonuses to directors	—	—	—	(36)	—	(36)
Acquisition of treasury stock	—	—	—	—	(9,196)	(9,196)
Exercise of stock options	—	—	(438)	—	1,459	1,020
Other changes during the year	—	—	—	—	—	—
Balance at March 31, 2006	159,628	63,832	76,020	776,021	(18,538)	897,334
Net loss	—	—	—	(437,972)	—	(437,972)
Cash dividends	—	—	—	(22,006)	—	(22,006)
Bonuses to directors	—	—	—	(34)	—	(34)
Acquisition of treasury stock	—	—	—	—	(0)	(0)
Exercise of stock options	—	—	(9)	—	30	21
Other changes during the year	—	—	—	—	—	—
Balance at March 31, 2007	159,628	63,832	76,010	316,007	(18,508)	437,342
Net income	—	—	—	35,406	—	35,406
Cash dividends	—	—	—	(12,575)	—	(12,575)
Acquisition of treasury stock	—	—	—	—	(0)	(0)
Exercise of stock options	—	—	(0)	—	1	0
Exclusion of an affiliate from consolidation	—	—	—	(1,384)	—	(1,384)
Other changes during the year	—	—	—	—	—	—
Balance at March 31, 2008	159,628	¥ 63,832	¥ 76,010	¥ 337,454	¥ (18,507)	¥ 458,789

	Thousands of U.S. Dollars (Note 3)				
	Paid-in capital of common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance at March 31, 2007	$ 637,109	$ 758,658	$ 3,154,077	$ (184,729)	$ 4,365,126
Net income	—	—	353,388	—	353,388
Cash dividends	—	—	(125,511)	—	(125,511)
Acquisition of treasury stock	—	—	—	(0)	(0)
Exercise of stock options	—	(0)	—	9	0
Exclusion of an affiliate from consolidation	—	—	(13,813)	—	(13,813)
Other changes during the year	—	—	—	—	—
Balance at March 31, 2008	$ 637,109	$ 758,658	$ 3,368,140	$ (184,719)	$ 4,579,189

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(continued)

ACOM CO., LTD. and Subsidiaries

	Millions of Yen					
	Net unrealized gains on other securities	Deferred losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2005	¥ 6,392	¥—	¥ (2,290)	¥ 4,101	¥ 4,699	¥ 868,459
Net income	—	—	—	—	—	65,595
Cash dividends	—	—	—	—	—	(19,706)
Bonuses to directors	—	—	—	—	—	(36)
Acquisition of treasury stock	—	—	—	—	—	(9,196)
Exercise of stock options	—	—	—	—	—	1,020
Other changes during the year	25,493	—	791	26,285	174	26,459
Balance at March 31, 2006	31,886	—	(1,498)	30,387	4,873	932,595
Net loss	—	—	—	—	—	(437,972)
Cash dividends	—	—	—	—	—	(22,006)
Bonuses to directors	—	—	—	—	—	(34)
Acquisition of treasury stock	—	—	—	—	—	(0)
Exercise of stock options	—	—	—	—	—	21
Other changes during the year	(18,547)	(0)	891	(17,656)	2,218	(15,437)
Balance at March 31, 2007	13,338	(0)	(607)	12,730	7,091	457,165
Net income	—	—	—	—	—	35,406
Cash dividends	—	—	—	—	—	(12,575)
Acquisition of treasury stock	—	—	—	—	—	(0)
Exercise of stock options	—	—	—	—	—	0
Exclusion of an affiliate from consolidation	—	—	—	—	—	(1,384)
Other changes during the year	(8,838)	0	1,043	(7,795)	1,327	(6,467)
Balance at March 31, 2008	¥ 4,500	¥—	¥ 435	¥ 4,935	¥ 8,419	¥ 472,144

	Thousands of U.S. Dollars (Note 3)					
	Net unrealized gains on other securities	Deferred losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2007	$ 133,127	$ (0)	$ (6,058)	$ 127,058	$ 70,775	$ 4,562,980
Net income	—	—	—	—	—	353,388
Cash dividends	—	—	—	—	—	(125,511)
Acquisition of treasury stock	—	—	—	—	—	(0)
Exercise of stock options	—	—	—	—	—	0
Exclusion of an affiliate from consolidation	—	—	—	—	—	(13,813)
Other changes during the year	(88,212)	0	10,410	(77,802)	13,244	(64,547)
Balance at March 31, 2008	$ 44,914	$—	$ 4,341	$ 49,256	$ 84,030	$ 4,712,486

CONSOLIDATED STATEMENTS OF CASH FLOWS

ACOM CO., LTD. and Subsidiaries

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
Year ended March 31	2008	2007	2006	2008
Operating activities:				
Income (loss) before income taxes	¥ 63,376	¥ (432,563)	¥ 112,059	$ 632,558
Adjustments:				
Depreciation and amortization other than goodwill	3,775	4,278	4,981	37,678
Amortization of goodwill	838	—	(35)	8,364
Impairment loss	162	8	4	1,616
(Decrease) increase in allowance for bad debts	(9,774)	(3,802)	1,084	(97,554)
Increase in allowance for loss on debt guarantees	230	314	89	2,295
(Decrease) increase in allowance for loss on interest repayments	(115,200)	466,300	23,700	(1,149,815)
Increase (decrease) in allowance for employees' retirement benefits	38	(234)	51	379
(Decrease) increase in allowance for directors' and corporate auditors' retirement benefits	(59)	(20)	3	(588)
Other interest and dividend income	(775)	(1,308)	(814)	(7,735)
Other interest expense	—	0	5	—
Equity in earnings of an affiliate	—	(821)	(734)	—
Net loss on sale or disposal of property and equipment	954	437	1,045	9,521
Bond issuance expenses	255	331	383	2,545
Net gain on sale of investments in securities	(3,819)	(196)	(0)	(38,117)
Loss (gain) on sale of investments in affiliates	—	5	(177)	—
Loss on revaluation and liquidation of investments in securities	22,060	14,794	—	220,181
Changes in operating assets and liabilities, net of effects of a newly consolidated subsidiary:				
Decrease (increase) in operational investment securities	0	(708)	(1,294)	0
Decrease (increase) in loans receivable	157,541	76,428	(21,697)	1,572,422
Decrease in notes and accounts receivable	22,883	33,467	47,230	228,396
Increase in purchased receivables	(4,850)	(8,364)	(4,700)	(48,408)
Decrease (increase) in inventories	658	1,779	(103)	6,567
Decrease (increase) in other current assets	2,428	(1,050)	1,025	24,233
Increase in prepaid pension expenses	(1,538)	(643)	(89)	(15,350)
Decrease in accounts payable	(2,193)	(807)	(1,343)	(21,888)
Decrease in deferred income on installment sales	(2,518)	(4,810)	(6,741)	(25,132)
(Decrease) increase in other current liabilities	(4,529)	5,105	(3,724)	(45,204)
Bonuses paid to directors	—	(34)	(36)	—
Other, net	(534)	(467)	(1,097)	(5,329)
Subtotal	129,411	147,416	149,074	1,291,655
Other interest and dividends received	775	1,393	852	7,735
Other interest paid	—	(0)	(5)	—
Income taxes paid - current	(1,075)	(48,864)	(49,695)	(10,729)
Income taxes paid - prior	(9,055)	—	—	(90,378)
Income taxes refunded	6,128	—	—	61,163
Net cash provided by operating activities	¥ 126,183	¥ 99,944	¥ 100,226	$ 1,259,437
Investing activities				
Net (increase) decrease in time deposits and marketable securities	¥ (823)	¥ 595	¥ 691	$ (8,214)
Proceeds from sale of property and equipment	62	166	798	618
Purchases of property and equipment	(1,128)	(2,211)	(4,227)	(11,258)
Proceeds from maturity or sale of investments in securities	13,012	1,181	1,276	129,873
Proceeds from settlement or sale of investments in subsidiaries and affiliates	—	36	519	—
Purchases of investments in securities	(3,032)	(257)	(46,078)	(30,262)
Net (payment to) proceeds from acquisition of consolidated subsidiaries (Note 16)	(1,298)	—	13	(12,955)
Addition to investments in subsidiaries	(1,257)	—	—	(12,546)
Other, net	2,716	796	2,031	27,108
Net cash provided by (used in) investing activities	8,250	308	(44,973)	82,343
Financing activities				
Proceeds from long-term debt	185,343	234,630	231,577	1,849,915
Payments of principal of long-term debt	(241,521)	(275,310)	(352,891)	(2,410,629)
(Decrease) increase in short-term loans	(59,602)	9,535	44,935	(594,889)
Net sale (acquisition) of treasury stock of the Company	—	20	(8,186)	—
Cash dividends paid by the Company	(12,572)	(22,012)	(19,694)	(125,481)
Other, net	(325)	(328)	(130)	(3,243)
Net cash used in financing activities	(128,678)	(53,464)	(104,389)	(1,284,339)
Effect of exchange rate changes on cash and cash equivalents	82	744	616	818
Increase (decrease) in cash and cash equivalents	5,838	47,533	(48,520)	58,269
Cash and cash equivalents at beginning of the year	146,383	97,399	145,920	1,461,053
Increase in cash and cash equivalents due to inclusion of newly consolidated subsidiaries at beginning of the year	—	1,450	—	—
Cash and cash equivalents at end of the year	¥ 152,221	¥ 146,383	¥ 97,399	$ 1,519,323

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACOM CO., LTD. and Subsidiaries

1. Basis of Presenting the Consolidated Financial Statements

The accompanying consolidated financial statements of ACOM CO., LTD. (the "Company") and its consolidated subsidiaries (together, the "Companies") are prepared on the basis of accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.

The accounting records of the Company and its domestic subsidiaries are maintained in accordance with the provisions set forth in the Corporate Law of Japan (Law No.86, 2005) and in conformity with Japanese GAAP.

The accounts of overseas subsidiaries of the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") prevailing in the countries where the subsidiaries have been incorporated. The accompanying financial statements have not been materially affected by the differences between GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese GAAP.

Certain items presented in the original consolidated financial statements filed with the Prime Minister of Japan have been reclassified for the convenience of readers outside Japan.

As permitted under the Financial Instruments and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(1) Principles of consolidation

In accordance with Japanese consolidation accounting standards, the Company considers any entity in which the Company, directly or indirectly, is able to control operations to be a subsidiary, even if it is less-than-majority owned.

The Company had 19 subsidiaries for the year ended March 31, 2008. The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries, which are listed below:

Name	Jurisdiction of incorporation	Percentage of equity ownership	Fiscal year end
JLA INCORPORATED (i)	Japan	100%	March 31
RELATES CO., LTD.	Japan	100%	March 31
ACOM RENTAL CO., LTD.	Japan	100%	March 31
AFRESH CREDIT CO., LTD. (ii)	Japan	100%	March 31
A B PARTNER CO., LTD.	Japan	95%	March 31
IR Loan Servicing, Inc.	Japan	100% (iii)	March 31
DC Cash One Ltd.	Japan	54.73%	March 31
AC Ventures Co., Ltd.	Japan	100%	March 31
MTBC First Investment Partnership	Japan	10%	December 31
MTBC Second Investment Partnership	Japan	10%	December 31
MTBC Third Investment Partnership	Japan	10%	December 31
AC Ventures Fourth Investment Partnership	Japan	100%	December 31
AC Ventures Fifth Investment Partnership	Japan	100%	Last day of February
AC Ventures Sixth Investment Partnership (iv)	Japan	100%	December 31
Yugensekinin-Chukanhojin Mirai Capital	Japan	100%	December 31
Power Investments LLC	Japan	100%	December 31
ACOM (U.S.A.) INC. (v)	U.S.A.	100%	December 31
EASY BUY Public Company Limited	Thailand	49% (vi)	December 31
PT. BANK NUSANTARA PARAHYANGAN Tbk. (vii)	Indonesia	55.68%	December 31

(i) On April 1, 2007, ACOM ESTATE CO., LTD. merged JLA INCORPORATED and ABS CO., LTD., and changed its corporate name to JLA INCORPORATED.
(ii) On April 1, 2007, JCK CREDIT CO., LTD. took over installment sales finance business previously operated by the Company, and changed its corporate name to AFRESH CREDIT CO., LTD.
(iii) On February 21, 2008, the Company acquired an additional 20% share in IR Loan Servicing, Inc. from RISA Partners, Inc.
(iv) Established on July 25, 2007.
(v) Currently suspended its operations, and further business activities are under consideration.
(vi) Substantially controlled by the Company.
(vii) On December 17, 2007, the Company acquired a 55.41% share in PT. BANK NUSANTARA PARAHYANGAN Tbk., a company engages in banking business, which has been consolidated since December 31, 2007. The amount of the company is included on the basis of its fiscal period ended December 31, and as a result, the accompanying consolidated financial statements only reflect its balance sheet as of December 31, 2007. The Company owned a 55.68% share as of March 31, 2008.

ACOM FUNDING CO., LTD., a previously consolidated subsidiary, was liquidated during the year ended March 31, 2007.

In accordance with Japanese consolidation accounting standards, the Company considers any entity over which the Company does not have control but an ability to exercise significant influence to be an affiliate. Investment in an affiliate is accounted for by the equity method of accounting.

The Company had one affiliate, DC Card Co., Ltd., which had been accounted for by the equity method of accounting before April 1, 2007 when DC Card Co., Ltd. was merged into UFJ NICOS Co., Ltd. Following the merger, the Company no longer has an ability to exercise significant influence on UFJ NICOS Co., Ltd. As a result, the investment was transferred to investments in securities.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances, and unrealized profits among the Companies have been eliminated. The amounts of MTBC First Investment Partnership, MTBC Second Investment Partnership, MTBC Third Investment Partnership, AC Ventures Fourth Investment Partnership, AC Ventures Sixth Investment Partnership, Yugensekinin-Chukanhojin Mirai Capital, Power Investments LLC and the overseas subsidiaries have been included on the basis of their fiscal periods ended December 31, and those of AC Ventures Fifth Investment Partnership have been included for on the basis of its fiscal period ended February 29.

The effect of the inclusion of the amounts of MTBC First Investment Partnership, MTBC Second Investment Partnership and MTBC Third Investment Partnership as described above, was to increase total current assets by ¥1,888 million, decrease total investments and other assets by ¥192 million, decrease total current liabilities by ¥28 million and increase minority interests in consolidated subsidiaries by ¥1,724 million in the accompanying consolidated balance sheet as of March 31, 2007, to increase total operating income by ¥1,014 million, increase total operating expenses by ¥408 million, decrease operating loss and loss before income taxes by ¥605 million and increase minority interests in earnings of consolidated subsidiaries by ¥605 million in the accompanying consolidated statement of operations for the year ended March 31, 2007, and to decrease net cash provided by operating activities by ¥930 million, increase cash and cash equivalents at April 1, 2006 by ¥1,450 million and increase cash and cash equivalents at March 31, 2007 by ¥519 million in the accompanying consolidated statement of cash flows for the year ended March 31, 2007.

(2) Cash equivalents

The Companies consider all highly liquid investments, including time deposits with banks, negotiable certificate of deposits, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(3) Foreign currency financial statements

The financial statements of the overseas subsidiaries are translated into yen at the year-end exchange rates, except for shareholders' equity, which is translated at historical rates. Differences arising from the translations are stated as "Foreign currency translation adjustments" and "Minority interests" in the accompanying consolidated balance sheets.

(4) Foreign currency transactions

All monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and the resulting gains or losses are included in income to the extent that they are not hedged by foreign exchange derivatives.

(5) Marketable securities and investments in securities

Marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity or other securities. Trading securities are valued at market value, and the resulting gains or losses are included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market value, and the resulting gains or losses are stated, net of applicable tax, in the net assets section of the accompanying consolidated balance sheets, except that any impairment loss is recorded and charged to income. Other securities for which market value is not available are stated at moving-average cost.

Investments in investment partnerships and other similar partnerships are valued at the net amount of the percentage of interests held based on the latest financial statements on the reporting dates stipulated by the respective partnership agreements.

(6) Purchased receivables and inventories

Purchased receivables held by a subsidiary servicing company and inventories, primarily consisting of paintings held by the Company, are stated at specific identified cost.

(7) Allowance for bad debts

To cover possible losses on collection of loans and other receivables, the Companies provides for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Companies have confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(8) Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed principally by the declining-balance method, except for property and equipment of the overseas subsidiaries which is depreciated by the straight-line method over the estimated useful lives of the respective assets.

(9) Impairment of long-lived assets

The Companies review their long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued used and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

(10) Bond issuance expense

Bond issuance expense is charged to income when incurred and included in "Financial expenses" in the operating expenses section of the accompanying consolidated statements of operations.

(11) Amortization of goodwill

The difference between the cost of an acquisition and the fair value of the net assets of the acquired subsidiary at the date of acquisition is being amortized over a period of five years. Immaterial differences are charged to income as incurred.

(12) Allowance for loss on debt guarantees

The Company and certain of its subsidiaries had entered into affiliations with Japanese banks to provide credit guarantees for personal loans and credit card receivables held by those banks. To cover possible losses on debt guarantees, the Companies provides for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed receivables.

(13) Allowance for loss on interest repayments

The allowance for interest repayments is recorded as a liability at an amount, in a lump sum, reasonably estimated by considering the past actual results of interest repayments, and enough to cover possible losses on repayment of the excessive interest as well as abandonment of the principal of loans receivable in the future. The amount of allowance is estimated, for each of classification of loans receivable, by considering three factors: the number of customer accounts, the actual repayment rate over the reasonably estimated period, and the average amount of repayment per account.

Under the Law concerning Regulation etc. of Money-Lending Business of Japan, moneylenders in Japan are permitted to receive interest at the contract interest rates as valid, if certain conditions are met, which are in excess of the maximum interest rates stipulated in the Interest Rate Restriction Law of Japan ("constructive repayment" rules). However, the Supreme Court decisions on January 13, 2006 and January 19, 2006 concerning the application of the constructive repayment rules substantially increased the risk of repayments of the excessive interest. Following the decisions, the Japanese Institute of Certified Public Accountants issued Industry Audit Practice Committee Report No.37, "Audit Procedures of Consumer Finance Companies' Provisions for Possible Losses on Interest Repayment Claims" on October 13, 2006.

In accordance with the Report, the Company changed the estimates used in the determination of the amount of allowance for loss on interest repayments effective for the fiscal year beginning April 1, 2006. Consequently the Company recognized a one-time loss of ¥317,061 million, net of a transfer of ¥33,238 million from the allowance for bad debts account, deemed as incurred in prior years, and reported it as "Special provision for loss on interest repayments" in the other income (expenses) section of the accompanying consolidated statement of operations for the year ended March 31, 2007 in addition to an ordinary provision for loss on interest repayments deemed as incurred for the year.

(14) Employees' retirement benefits

Allowance for employees' retirement benefits of the Company

and its domestic subsidiaries is recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset is recorded as prepaid pension expenses.

Net retirement benefit expense or income is recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum and payments to a defined contribution pension plan.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost are recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company and its domestic subsidiaries have recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company and its domestic subsidiaries have recognized past service cost evenly over five years from the time of its origination.

The allowance for employees' retirement benefits of an overseas subsidiary is provided at the amount determined in accordance with basic salary and the number of years of employment.

(15) Allowance for directors' and corporate auditors' retirement benefits

The allowance for directors' and corporate auditors' retirement benefits of the Company and certain of its domestic subsidiaries is provided at the amount which would have been required to be paid if all directors and corporate auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the internal rules of the respective companies.

(16) Leases

Non-cancellable lease transactions of the Company and certain of its domestic subsidiaries are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(17) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contract interest rate, whichever is lower.

(18) Recognition of fees from credit card business

Fees from customers have been recognized on an accrual basis using the credit-balance method, while fees from participating stores have been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(19) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been accounted for using the sum-of-the-months digits method.

(20) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(21) Income taxes

The provision for income taxes is computed based on the pretax income (loss) included in the consolidated statements of operations. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(22) Derivative and hedging transactions

The Company and certain of its subsidiaries have used interest rate swap agreements and interest rate options (interest rate caps in long positions only) and currency swap agreements solely in order to hedge against risks of fluctuations in interest rates and foreign currency exchange rates relating to its short-term loans and long-term debt in compliance with the internal rules of the respective companies.

Derivative transactions are valued at market value, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. These transactions are designated as cash flow hedges. The interest swaps qualifying for hedge accounting and meeting specific matching criteria are not valued at market value but the differential paid or received under the swap agreements are recognized and included in income. Long-term debt denominated in foreign currencies for which currency swaps are used to hedge against risks of fluctuations in foreign currency exchange rates are translated at the contracted rate if the currency swaps qualify for hedge accounting.

(23) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss), the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the fiscal year.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the fiscal year, after consideration of dilutive effect of potential shares of common stock for the Companies' stock option plans. Diluted net income per share for the year ended March 31, 2007 was not disclosed because of the Companies' net loss position.

(24) Bonuses to directors

On November 29, 2005, the Accounting Standards Board of Japan (the "ASBJ") issued Statement No.4, "Accounting Standard for Directors' Bonuses," which requires that directors' bonuses should be accounted for as an expense of the accounting period in which such bonuses are accrued, and prohibited the conventional treatment to account for such bonuses as a deduction from the amount of retained earnings. This new standard was applied for the fiscal period ending on or after May 1, 2006 and the Companies adopted it effective for the fiscal year beginning April 1, 2006. As a result, operating loss, loss before income taxes for the year ended March 31, 2007 increased by ¥ 22 million.

(25) Stock options

On December 27, 2005, the ASBJ issued Statement No.8, "Accounting Standard for Share-based Payment". Under this standard, when stock options are granted to employees of a company and in exchange the company acquires their services, those services acquired and consumed should be expensed, and the corresponding amount should be recorded as "the subscription rights to shares" in the net assets section of the balance sheet, until they are exercised or expire. The amount to be expensed in each accounting period should be the accrued portion of the fair value of the granted stock options calculated using a method based on the service period. The exercised portion of the subscription rights to shares should be transferred to paid-in capital or capital surplus of shareholders' equity, and the expired portion to retained earnings through profit.

This new standard was applied to stock options granted to employees on and after May 1, 2006. As all of the stock options were granted by the Companies before that date, there was no effect on the accompanying consolidated financial statements for the year ended March 31, 2007.

(26) Business combination

In October 2003, the Business Accounting Council issued a Statement of Opinion, "Accounting for Business Combinations", and on December 27, 2005 ASBJ issued "Accounting Standard for Business Divestitures" and ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures". These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

(27) Reclassifications

Certain other reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥100.19 = US$1.00, the exchange rate prevailing on March 31, 2008. The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Loans Receivable

Loans receivable as of March 31, 2008 and 2007 included unsecured loans to individual customers in the aggregate amount of ¥1,440,015 million ($14,372,841 thousand) and ¥1,584,028 million, respectively.

Bad debts included in unsecured loans to individual customers as of March 31, 2008 and 2007 were classified as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Non-accrual loans due to bankruptcy or reorganization	¥ 5,806	¥ 7,050	$ 57,949
Other non-accrual loans in arrears	81,511	86,368	813,564
Loans past due for three months or more	3,426	1,645	34,195
Restructured loans	45,652	54,388	455,654
Total	¥ 136,396	¥ 149,453	$ 1,361,373

5. Marketable Securities and Other Investments, and Investments in Securities

Marketable securities and other investments in the current assets section of the accompanying consolidated balance sheets as of March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Trading securities	¥ 1,103	¥ —	$ 11,009
Other securities:			
Corporate bonds and investment trust which mature after three months when purchased	13,874	35	138,476
Negotiable certificate of deposits with original maturities of more than three months	400	—	3,992
Other investments:			
Cash reserved for banking business as required by the Central Bank of Indonesia	3,523		35,163
Time deposits with original maturities of more than three months	405	—	4,042
Operational investment securities held by investment partnership subsidiaries	3,641	3,641	36,340
Total	¥ 22,949	¥ 3,676	$ 229,054

At March 31, 2008 and 2007, information with respect to held-to-maturity securities for which market value was available was summarized as follows:

	Millions of Yen					
	2008			2007		
March 31	Balance sheet amount	Market value	Unrealized gains	Balance sheet amount	Market value	Unrealized gains
National and municipal bonds	¥ 2,960	¥ 3,209	¥ 249	—	—	—
Other	—	—	—	¥ 4,000	¥ 4,022	¥ 22

	Thousands of U.S. Dollars		
	2008		
March 31	Balance sheet amount	Market value	Unrealized gains
National and municipal bonds	$ 29,543	$ 32,029	$ 2,485

At March 31, 2008 and 2007, information with respect to other securities for which market value was available was summarized as follows:

	Millions of Yen					
	2008			2007		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:						
Stock	¥ 7,919	¥ 17,646	¥ 9,726	¥ 41,949	¥ 63,919	¥ 21,969
Bonds:						
National and municipal	83	84	0	83	84	1
Other	545	589	43	905	1,229	323
Subtotal	8,549	18,319	9,770	42,938	65,233	22,294
Unrealized loss items:						
Stock	19,598	17,438	(2,159)	889	772	(117)
Other	1,041	966	(75)	673	641	(31)
Subtotal	20,640	18,405	(2,235)	1,563	1,414	(148)
Total	¥ 29,190	¥ 36,725	¥ 7,535	¥ 44,501	¥ 66,647	¥ 22,146

	Thousands of U.S. Dollars		
	2008		
March 31	Cost	Balance sheet amount	Unrealized gains (losses)
Unrealized gain items:			
Stock	$ 79,039	$ 176,125	$ 97,075
Bonds:			
National and municipal	828	838	0
Other	5,439	5,878	429
Subtotal	85,327	182,842	97,514
Unrealized loss items:			
Stock	195,608	174,049	(21,549)
Other	10,390	9,641	(748)
Subtotal	206,008	183,700	(22,307)
Total	$ 291,346	$ 366,553	$ 75,207

An impairment loss has been recorded when (i) the market value of a marketable security fell below 50% of its acquisition cost (or book value, if previously written-down) at the fiscal year end, and is deemed unlikely to recover to the level of the cost, or (ii) the market value fell below 30% to 50% of the cost at the fiscal year end, and the rate of decline remained 30% or higher during the past one year, or (iii) the market value fell below 30% to 50% of the cost at the fiscal year end, and there is no prospect of recovering the cost referring to relevant information such as financial conditions, results of operations and market value of investments.

With respect to other securities for which market value was available, impairment losses amounting to ¥21,949 million ($219,073 thousand) and ¥14,773 million were recorded and included in "Loss on revaluation and liquidation of investments in securities" of the accompanying consolidated statement of operations for the year ended March 31, 2008 and 2007. No impairment losses were recorded for the year ended March 31, 2006.

Information with respect to other securities sold in the years ended March 31, 2008, 2007 and 2006 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	2008	2007	2006	2008
Total sales amount	¥ 8,985	¥ 1,055	¥ 592	$ 89,679
Total gain on sales	3,944	210	0	39,365
Total loss on sales	133	13	—	1,327

At March 31, 2008 and 2007, securities for which market value was not available included principally the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
March 31	Balance sheet amount		
Held-to-maturity securities:			
Unlisted foreign bonds	¥ 13,276	¥ —	$ 132,508
Other securities:			
Unlisted stock	636	686	6,347
Investments in investment partnerships	140	255	1,397
Negotiable certificate of deposits with original maturities of more than three months	400	—	3,992

Other securities with maturity and held-to-maturity securities will fall due subsequent to March 31, 2008 and 2007 as follows:

	Millions of Yen					
	2008			2007		
March 31	Within one year	One - five years	Over five years	Within one year	One - five years	Over five years
Bonds:						
National and municipal	¥ 84	¥ 1,831	¥ 1,129	¥ —	¥ 84	¥ —
Corporate	—	—	—	35	—	—
Other	13,276	—	—	—	—	4,000
Other	513	6	—	—	510	9
Total	¥ 13,874	¥ 1,837	¥ 1,129	¥ 35	¥ 595	¥ 4,009

	Thousands of U.S. Dollars		
	2008		
March 31	Within one year	One - five years	Over five years
Bonds:			
National and municipal	$ 838	$ 18,275	$ 11,268
Corporate	—	—	—
Other	132,508	—	—
Other	5,120	59	—
Total	$ 138,476	$ 18,335	$ 11,268

6. Short-Term Loans, Long-Term Debt and Pledged Assets

The weighted-average interest rates of short-term loans as of March 31, 2008 and 2007 were 2.15% and 1.97%, respectively.

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Unsecured loans of the Company and its domestic subsidiaries mainly from banks and other financial institutions at interest rates ranging from 1.02% to 3.0113% due through March 2013	¥ 463,004	¥ 419,286	$ 4,621,259
Unsecured loans of an overseas subsidiary at interest rates ranging from 3.55% to 6.05% due through December 2012	32,894	30,778	328,316
Loans with collateral of the Company mainly from banks and other financial institutions at interest rates ranging from 1.25% to 2.3% due through January 2012	96,951	189,423	967,671
Securitized loans of the Company from a financial institution at 1.745% due through February 2008	—	7,960	—
Unsecured bonds issued by the Company at interest rates ranging from 0.81% to 2.72% due through February 2015	260,000	260,000	2,595,069
THB 6,255 million guaranteed, non-subordinated bonds issued by an overseas subsidiary due August 2012 at interest rates ranging from 4.82% to 6.00%	23,956	10,230	239,105
Less: current portion	(232,368)	(227,410)	(2,319,273)
	¥ 644,438	¥ 690,267	$ 6,432,158

Assets pledged as collateral for current portion of long-term debt of ¥67,993 million ($678,640 thousand) and ¥105,432 million as of March 31, 2008 and 2007, respectively and long-term debt of ¥28,958 million ($289,030 thousand) and ¥91,951 million as of March 31, 2008 and 2007, respectively, from banks and other financial institutions were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Loans receivable	¥ 96,964	¥ 211,371	$ 967,801

The above table included loans receivable related to securitized loans of ¥ 21,934 million as of March 31, 2007.

At March 31, 2008 and 2007, the Company had a commitment, at the lenders' request, to furnish at any time, collateral pledged on ¥6,660 million ($66,473 thousand) and ¥21,257 million of loans receivable shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

March 31	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Current portion of long-term debt	¥ 5,727	¥ 14,597	$ 57,161
Long-term debt	930	6,657	9,282

The aggregate annual maturities of long-term debt subsequent to March 31, 2008 were summarized as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 232,368	$ 2,319,273
2010	200,744	2,003,633
2011	199,867	1,994,879
2012	123,623	1,233,885
2013	80,203	800,509
2014 and thereafter	40,000	399,241
	¥ 876,806	$ 8,751,432

For the purpose of efficient procurement of working capital, the Company and certain of its subsidiaries have entered into overdraft contracts with six financial institutions and commitment line contracts with seventeen financial institutions, which provided the Companies with the overdraft and commitment facilities in the aggregate amount of ¥275,387 million ($2,748,647 thousand) as of March 31, 2008. The unused facilities maintained by the Companies as of March 31, 2008 amounted to ¥182,680 million ($1,823,335 thousand).

7. Employees' Retirement Benefits

At March 31, 2008, the Company and certain of its subsidiaries had, jointly or severally, defined benefit plans, including one funded non-contributory corporate pension plan, which together covers substantially all full-time employees who meet certain eligibility requirements.

The funded status and amounts recognized in the accompanying consolidated balance sheets as of March 31, 2008 and 2007 were summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Projected benefit obligation	¥ (19,675)	¥ (18,939)	$ (196,376)
Plan assets at fair market value	23,160	27,043	231,160
Unfunded retirement benefit liabilities	3,484	8,103	34,773
Unrecognized past service cost	(30)	4	(299)
Net unrecognized actuarial (gains) losses	198	(5,913)	1,976
Net retirement benefit liabilities recognized on the consolidated balance sheets	3,652	2,194	36,450
Prepaid pension expenses	3,849	2,310	38,417
Allowance for employees' retirement benefits	¥ (197)	¥ (116)	$ (1,966)

The components of net retirement benefit expenses recognized in the accompanying consolidated statements of operations for the years ended March 31, 2008, 2007 and 2006 were summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	2008	2007	2006	2008
Current service cost	¥ 1,308	¥ 1,483	¥ 1,659	$ 13,055
Interest cost	376	471	444	3,752
Expected return on plan assets	(809)	(893)	(666)	(8,074)
Past service cost recognized for the year	53	70	70	528
Net actuarial (gains) losses recognized for the year	(1,222)	(419)	1,164	(12,196)
Retirement payments in a lump sum and payments to a defined contribution pension plan	520	555	551	5,190
Net retirement benefit expenses	¥ 227	¥ 1,269	¥ 3,223	$ 2,265

In addition to the above, the extraordinary payment of employees' retirement benefits for voluntary retirement of ¥14,312 million was included in the "Loss on business restructuring" in the accompanying consolidated statement of operations for the year ended March 31, 2007.

The principal assumptions used in determining retirement benefit obligations and other components for the domestic Companies' plans were as follows:

	2008	2007	2006
Discount rate	2.00%	2.00%	2.00%
Expected rate of return on plan assets	3.00%	3.00%	3.00%
Period of recognition of past service cost	5 years evenly	5 years evenly	5 years evenly
Period of recognition of actuarial gains or losses	5 years evenly	5 years evenly	5 years evenly

8. Income Taxes

The Companies are subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account. The aggregate statutory tax rate applicable to the domestic Companies was approximately 40.7% for the years ended March 31, 2008, 2007 and 2006.

The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2008 and 2007 were presented as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Deferred tax assets:			
Bad debt write-offs	¥ 15,813	¥ 15,183	$ 157,830
Allowance for bad debts	15,494	8,664	154,646
Allowance for loss on debt guarantees	1,638	1,610	16,348
Allowance for loss on interest repayments	152,506	199,381	1,522,167
Accrued bonuses	1,164	1,177	11,617
Allowance for directors' and corporate auditors' retirement benefits	314	338	3,134
Accrued interest income	1,509	1,869	15,061
Write-off of purchased receivables	354	—	3,533
Depreciation and amortization	7,198	7,006	71,843
Impairment loss	196	130	1,956
Consumption tax	316	309	3,154
Revaluation of marketable securities	15,156	6,247	151,272
Revaluation of inventories	248	349	2,475
Loss on investments in golf club memberships	124	141	1,237
Tax loss carryforwards of the Companies	25,243	11,201	251,951
Elimination of unrealized profit	1,046	1,160	10,440
Other	1,206	1,070	12,037
Subtotal	239,534	255,843	2,390,797
Less: valuation allowance	(190,946)	(192,175)	(1,905,838)
Total gross deferred tax assets	48,587	63,668	484,948
Deferred tax liabilities:			
Retained earnings of subsidiaries	(7,874)	(6,110)	(78,590)
Prepaid pension expenses	(1,566)	(940)	(15,630)
Net unrealized gains on other securities	(3,035)	(9,018)	(30,292)
Other	(223)	(585)	(2,225)
Total gross deferred tax liabilities	(12,700)	(16,653)	(126,759)
Net deferred tax assets	¥ 35,887	¥ 47,014	$ 358,189

Reconciliations between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of operations for the years ended March 31, 2008 and 2007 are as follows:

Year ended March 31	2008	2007
Normal effective statutory tax rate	40.7%	40.7%
Valuation allowance	(1.9)	(41.7)
Income tax - prior	14.4	—
Adjustments attributed to correction of tax liability	(12.8)	—
Other - net	3.5	(0.1)
Actual effective tax rate	43.9%	(1.1)%

A reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes for the year ended March 31, 2006 was omitted, as the statutory tax rate did not significantly differ from the effective tax rate.

9. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and book value of leased equipment as of March 31, 2008 and 2007 and the related depreciation and interest expense for the years ended March 31, 2008, 2007 and 2006, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations if finance lease accounting had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen					
	2008	2007	2008	2007	2008	2007
March 31	Acquisition costs		Accumulated depreciation		Book value	
Equipment	¥ 1,090	¥ 2,173	¥ 538	¥ 1,476	¥ 551	¥ 697

	Thousands of U.S. Dollars		
	2008		
March 31	Acquisition costs	Accumulated depreciation	Book value
Equipment	$ 10,879	$ 5,369	$ 5,499

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	2008	2007	2006	2008
Depreciation	¥ 411	¥ 758	¥ 1,211	$ 4,102
Interest	12	22	40	119

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥433 million ($4,321 thousand), ¥794 million and ¥1,272 million for the years ended March 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments subsequent to March 31, 2008 for finance lease transactions accounted for as operating leases were summarized as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 240	$ 2,395
2010 and thereafter	320	3,193
	¥ 560	$ 5,589

Future minimum rental commitments under non-cancellable operating leases subsequent to March 31, 2008 were summarized as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 41	$ 409
2010 and thereafter	72	718
	¥ 113	$ 1,127

10. Commitments and Contingent Liabilities

The Company and certain of its subsidiaries make loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2008, the unexercised portion of such facilities amounted to ¥906,575 million ($9,048,557 thousand), including ¥640,446 million ($6,392,314 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Companies.

In addition, a banking business subsidiary enters into bank overdraft contracts with various customers whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2008, the unexercised portion of such facilities amounted to ¥7,889 million ($78,740 thousand). As a certain portion of such contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the subsidiary.

At March 31, 2008, contingent liabilities on the personal loans and credit card receivables for which the Companies provided credit guarantees amounted to ¥118,446 million ($1,182,213 thousand), net of allowance for loss on debt guarantees in the amount of ¥2,192 million ($21,878 thousand). In addition, the banking business subsidiary provided credit guarantees to its customers amounted to ¥279 million ($2,784 thousand) as of March 31, 2008.

Refer to Note 6 for pledged assets.

11. Shareholders' Equity

On May 1, 2006, the Commercial Code of Japan (the "Code") was superseded by the Corporate Law of Japan (the "Corporate Law") which would, for the most part, be applicable to events or transactions occurring on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) prescribing the term of service of the directors as one year rather than normal term of two years in its articles of incorporation, the Board of Directors may declare dividends (except for dividends-in-kind) if the company has so prescribed in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements.

Semi-annual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥ 3 million.

The maximum amount available for distribution to the shareholders is calculated based on the non-consolidated financial statements.

b. Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock was made available for dividends by resolution of the shareholders.

Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred between the accounts under certain conditions upon resolution of the shareholders.

Consolidated retained earnings included a legal reserve which amounted to ¥4,344 million ($43,357 thousand) and ¥4,354, respectively, as of March 31, 2008 and 2007.

c. Treasury stock

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula based on the non-consolidated financial statements.

12. Derivative and Hedging Activities

(1) Outline of transactions and conditions

The Company and certain of its subsidiaries have used interest rate swap agreements, interest rate options and currency swap agreements in order to hedge against the risk of fluctuations in interest rates and foreign currency exchange rates relating to their short-term loans and long-term debt.

No market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged transactions, even though interest rate swap agreements and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates, respectively. In addition, the Companies are not exposed to risk on interest rate caps, as the Companies hold only long positions in interest rate caps and the maximum cost of funding the combination of loans and interest rate caps is capped at the cap rates.

The Companies do not anticipate non-performance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.

The Companies have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules.

Risk management for derivative transactions has been under the control of the Finance Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive officers' meeting when the Company's annual business plan is established.

(2) Market value information

Market value information as of March 31, 2008 and 2007 was omitted, as all of the Companies' derivative transactions are accounted for as hedging transactions.

13. Stock Option Plans

The Company has two stock option plans for the granting of non-transferable options to certain eligible directors and key employees of the Company.

On August 1, 2001, options were granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 per share. The option price was adjusted to ¥10,628 per share due to the issuance of new shares of common stock to Mitsubishi Tokyo Financial Group, Inc. (currently, Mitsubishi UFJ Financial Group, Inc.) on April 20, 2004. The options were exercisable beginning on July 1, 2003. To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying consolidated balance sheets as of March 31, 2008 and 2007.

On August 1, 2003, options were granted for terms of five years to purchase the aggregate of 352,400 shares of common stock of the Company at ¥4,959 per share. The option price was adjusted to

¥4,931 per share due to the same reason above. The options were exercisable beginning on July 1, 2005.

In addition to the above, IR Loan Servicing, Inc. has a stock option plan for the granting of non-transferable options to certain eligible directors and key employees of the company. Options were granted on October 1, 2004 to purchase the aggregate of 133 shares of common stock of the company at ¥67,900 per share. The options will be exercisable only after the date of the public offering of the common stock of the Company but before August 31, 2010.

The changes in numbers of stock options expressed in shares of common stock were summarized as follows:

	Shares		
	ACOM CO., LTD.		IR Loan Servicing, Inc.
	Plan 2001	Plan 2003	
Balance as of March 31, 2005	316,200	340,000	133
Exercised	—	(206,990)	—
Expired on retirement	(7,800)	(3,000)	(32)
Balance as of March 31, 2006	308,400	130,010	101
Exercised	—	(4,300)	—
Expired on retirement	(4,600)	(1,600)	(36)
Balance as of March 31, 2007	303,800	124,110	65
Exercised	—	(200)	—
Expired on retirement	(6,200)	(1,400)	(6)
Balance as of March 31, 2008	297,600	122,510	59

14. Impairment of Fixed Assets

The Companies determined each business segment, i.e., financial business and other business, as the smallest cash-generating group to which the assets belonged. Also, each asset to be disposed of was determined as the smallest cash-generating group of assets. The head office of the Company and the welfare facilities for employees independent of cash-generating were considered to be corporate assets.

Impairment loss for assets to be disposed of was recognized because the carrying amount of the assets exceeded the estimated net selling value, and was measured as the difference between the amounts at which such assets were recently traded and carrying amount. Impairment loss for other assets was recognized due to deterioration in the results of related business, and was measured as the difference between the higher of the value in use, i.e., the present value of future cash flows discounted at 7%, or the recoverable amount, i.e., the estimated net selling price based on the appraised value, and carrying amount.

For the year ended March 31, 2008, impairment loss of ¥43 million ($429 thousand) for certain real estate for rental and ¥118 million ($1,177 thousand) for certain telephone rights was recognized. For the years ended March 31, 2007 and 2006, impairment loss of ¥8 million and ¥4 million for certain welfare facilities for employees was recognized, respectively.

15. Segment Information

The Companies' operations by business segment for the years ended March 31, 2008, 2007 and 2006 have not been disclosed, as the Companies' business other than "Financial services" was immaterial. Geographical segment information and overseas sales have also been omitted, as such sales were immaterial.

16. Acquisition of Consolidated Subsidiaries

In the year ended March 31, 2008, the Company acquired 55.68% of the shares of PT. BANK NUSANTARA PARAHYANGAN Tbk. The fair value of the assets and liabilities of the above company as of the date of acquisition was as follows:

PT.BANK NUSANTARA PARAHYANGAN Tbk.

As of December 31, 2007	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥ 42,318	$ 422,377
Non-current assets	3,369	33,626
Goodwill	3,439	34,324
Current liabilities	(41,916)	(418,365)
Long-term liabilities	(39)	(389)
Minority interest	(1,653)	(16,498)
Acquisition cost	5,517	55,065
Cash and cash equivalents acquired	(4,218)	(42,100)
Net payments for acquisition	¥ 1,298	$ 12,955

In the year ended March 31, 2006, the Company acquired 80% of the shares of DC Servicer company, Ltd., which was included in the accompanying consolidated financial statements. DC Servicer company, Ltd. was merged into IR Loan Servicing, Inc. The fair value of the assets and liabilities of the above company was as follows:

DC Servicer company, Ltd.

As of September 30, 2005	Millions of Yen
Current assets	¥ 112
Non-current assets	15
Current liabilities	(36)
Minority interest	(18)
Consolidation adjustments	(35)
Acquisition cost	37
Cash and cash equivalents acquired	(51)
Net proceeds from acquisition	¥ (13)

17. Subsequent Event

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2008, were approved at the shareholders' meeting of the Company held on June 20, 2008:

	Millions of Yen
Cash dividends (¥50.00 = US$0.49)	¥ 7,859

REPORT OF INDEPENDENT AUDITORS
ON THE CONSOLIDATED FINANCIAL STATEMENTS

ERNST & YOUNG SHINNIHON

- Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

- Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
ACOM CO., LTD.

We have audited the accompanying consolidated balance sheets of ACOM CO., LTD. and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended March 31, 2008, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACOM CO., LTD. and consolidated subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 20, 2008

A MEMBER OF ERNST & YOUNG GLOBAL

NON-CONSOLIDATED BALANCE SHEETS

ACOM CO., LTD.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
March 31	2008	2007	2008
Assets			
Current assets:			
Cash and cash equivalents	¥ 129,662	¥ 131,802	$ 1,294,161
Marketable securities	598	35	5,968
Loans receivable (Note 4)	1,318,781	1,494,399	13,162,800
Accounts receivable	37,683	76,423	376,115
Merchandise	1,040	1,963	10,380
Prepaid expenses	1,255	1,868	12,526
Accrued income	9,959	11,379	99,401
Deferred tax assets (Note 5)	42,325	58,198	422,447
Other current assets	22,244	19,253	222,018
Allowance for bad debts	(106,600)	(118,880)	(1,063,978)
Total current assets	1,456,951	1,676,443	14,541,880
Property and equipment (Note 13):			
Land	6,413	6,441	64,008
Buildings and structures	37,003	38,045	369,328
Equipment	32,758	34,541	326,958
	76,176	79,028	760,315
Accumulated depreciation	(44,208)	(44,063)	(441,241)
Property and equipment, net	31,967	34,964	319,063
Investments and other assets:			
Investments in securities (Note 11)	36,831	71,562	367,611
Investments in and advances to subsidiaries and an affiliate	76,586	58,613	764,407
Telephone rights and other intangible assets (Note 13)	708	965	7,066
Rental deposits	9,272	9,780	92,544
Prepaid pension expenses	3,734	2,259	37,269
Other	6,316	8,816	63,040
Allowance for bad debts	(1,900)	(2,120)	(18,963)
Total investments and other assets	131,550	149,877	1,313,005
Total assets	¥ 1,620,468	¥ 1,861,285	$ 16,173,949

See accompanying notes to non-consolidated financial statements.

March 31	Millions of Yen 2008	2007	Thousands of U.S. Dollars (Note 3) 2008
Liabilities and net assets			
Current liabilities:			
Short-term loans (Note 4)	¥ —	¥ 60,000	$ —
Current portion of long-term debt (Note 4)	209,343	194,382	2,089,460
Accounts payable	437	1,131	4,361
Accrued income taxes (Note 5)	265	72	2,644
Accrued expenses	10,775	11,110	107,545
Deferred income on installment sales	—	3,893	—
Allowance for loss on debt guarantees (Note 7)	3,490	3,670	34,833
Other current liabilities	1,229	7,166	12,266
Total current liabilities	225,540	281,426	2,251,122
Long-term liabilities:			
Long-term debt (Note 4)	565,064	634,205	5,639,924
Allowance for directors' and corporate auditors' retirement benefits	678	764	6,767
Allowance for loss on interest repayments	374,800	490,000	3,740,892
Deferred tax liabilities (Note 5)	3,036	9,008	30,302
Other long-term liabilities	27	2,082	269
Total long-term liabilities	943,606	1,136,060	9,418,165
Total liabilities	1,169,147	1,417,487	11,669,298
Commitments and contingent liabilities (Note 7)			
Net assets:			
Shareholders' equity (Note 8):			
Paid-in capital of common stock:			
Authorized: 532,197,400 shares at March 31, 2008 and 2007			
Issued: 159,628,280 shares at March 31, 2008 and 2007	63,832	63,832	637,109
Capital surplus:			
Capital legal reserve	72,322	72,322	721,848
Net gain on sale of treasury stock	3,687	3,688	36,800
Total capital surplus	76,010	76,010	758,658
Earned surplus:			
Earned legal reserve	4,320	4,320	43,118
Retained earnings	321,165	305,010	3,205,559
Total earned surplus	325,485	309,331	3,248,677
Treasury stock, at cost			
2,433,798 shares at March 31, 2008 and 2,433,969 shares at March 31, 2007	(18,507)	(18,508)	(184,719)
Total shareholders' equity	446,821	430,666	4,459,736
Valuation and translation adjustments:			
Net unrealized gains on other securities	4,500	13,131	44,914
Total net assets	451,321	443,797	4,504,651
Total liabilities and net assets	¥ 1,620,468	¥ 1,861,285	$ 16,173,949

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

ACOM CO., LTD.

	Millions of Yen			Thousands of U.S. Dollars (Note 3)
Year ended March 31	2008	2007	2006	2008
Operating income:				
Interest on loans receivable	¥ 292,860	¥ 342,908	¥ 367,619	$ 2,923,046
Fees from credit card business	5,043	5,770	6,139	50,334
Fees from installment sales financing	—	3,492	5,550	—
Fees from credit guarantees	10,099	9,746	8,549	100,798
Other financial income	465	166	46	4,641
Sales	654	722	—	6,527
Other operating income	7,991	7,962	8,732	79,758
Total operating income	317,116	370,769	396,637	3,165,146
Operating expenses:				
Financial expenses	15,944	16,928	18,186	159,137
Cost of sales	606	1,223	—	6,048
General and administrative expenses	100,024	112,406	140,442	998,343
Bad debt expense	—	5,033	—	—
Provision for bad debts	97,270	120,352	104,853	970,855
Provision for loss on debt guarantees	3,490	3,670	3,330	34,833
Provision for loss on interest repayments	19,620	200,147	23,700	195,827
Total operating expenses	236,956	459,762	290,512	2,365,066
Operating profit (loss)	80,159	(88,992)	106,124	800,069
Other income (expenses):				
Special provision for loss on interest repayments	—	(317,061)	—	—
Loss on business restructuring (Note 10)	—	(17,997)	—	—
Other interest and dividend income	1,593	1,706	1,214	15,899
Net loss on sale or disposal of property and equipment	(976)	(416)	(1,106)	(9,741)
Net gain on sale of investments in securities	3,838	206	—	38,307
Loss on revaluation and liquidation of investments in securities (Note 11)	(22,060)	(14,784)	—	(220,181)
Loss on revaluation of investments in a subsidiary (Note 12)	(4,013)	—	—	(40,053)
Impairment loss (Note 13)	(118)	(8)	(4)	(1,177)
Other, net	178	598	1,011	1,776
Total other income (expenses), net	(21,558)	(347,756)	1,114	(215,171)
Income (loss) before income taxes	58,601	(436,749)	107,239	584,898
Income taxes (Note 5):				
Current	150	16,353	44,770	1,497
Prior	9,060	—	—	90,428
Deferred	15,873	(13,638)	(1,682)	158,428
Total income taxes	25,083	2,714	43,087	250,354
Net income (loss)	¥ 33,518	¥ (439,463)	¥ 64,152	$ 334,544
	Yen			U.S. Dollars (Note 3)
Amounts per share:				
Net income (loss)				
Basic	¥ 213.23	¥(2,795.68)	¥ 407.52	$ 2.12
Diluted	—	—	407.33	—
Cash dividends	100.00	100.00	140.00	0.99

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

ACOM CO., LTD.

	Thousands	Millions of Yen					
			Capital surplus			Earned surplus	
	Number of shares of common stock	Paid-in capital of common stock	Capital legal reserve	Net gain on sale of treasury stock	Total	Earned legal reserve	Retained earnings
Balance at March 31, 2005	159,628	¥ 63,832	¥ 72,322	¥ 4,135	¥ 76,458	¥ 4,320	¥ 722,106
Net income	—	—	—	—	—	—	64,152
Cash dividends	—	—	—	—	—	—	(19,706)
Bonuses to directors	—	—	—	—	—	—	(36)
Acquisition of treasury stock	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	(438)	(438)	—	—
Other changes during the year	—	—	—	—	—	—	—
Balance at March 31, 2006	159,628	63,832	72,322	3,697	76,020	4,320	766,515
Net loss	—	—	—	—	—	—	(439,463)
Cash dividends	—	—	—	—	—	—	(22,006)
Bonuses to directors	—	—	—	—	—	—	(34)
Acquisition of treasury stock	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	(9)	(9)	—	—
Other changes during the year	—	—	—	—	—	—	—
Balance at March 31, 2007	159,628	63,832	72,322	3,688	76,010	4,320	305,010
Net income	—	—	—	—	—	—	33,518
Cash dividends	—	—	—	—	—	—	(12,575)
Acquisition of treasury stock	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	(0)	(0)	—	—
Effect of business divestiture	—	—	—	—	—	—	(4,788)
Other changes during the year	—	—	—	—	—	—	—
Balance at March 31, 2008	159,628	¥ 63,832	¥ 72,322	¥ 3,687	¥ 76,010	¥ 4,320	¥ 321,165

	Thousands of U.S. Dollars (Note 3)					
		Capital surplus			Earned surplus	
	Paid-in capital of common stock	Capital legal reserve	Net gain on sale of treasury stock	Total	Earned legal reserve	Retained earnings
Balance at March 31, 2007	$ 637,109	$ 721,848	$ 36,810	$ 758,658	$ 43,118	$ 3,044,315
Net income	—	—	—	—	—	334,544
Cash dividends	—	—	—	—	—	(125,511)
Acquisition of treasury stock	—	—	—	—	—	—
Exercise of stock options	—	—	(0)	(0)	—	—
Effect of business divestiture	—	—	—	—	—	(47,789)
Other changes during the year	—	—	—	—	—	—
Balance at March 31, 2008	$ 637,109	$ 721,848	$ 36,800	$ 758,658	$ 43,118	$ 3,205,559

See accompanying notes to non-consolidated financial statements.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (continued)

ACOM CO., LTD.

	Millions of Yen				
	Total earned surplus	Treasury stock	Total shareholders' equity	Net unrealized gains on other securities	Total net assets
Balance at March 31, 2005	¥ 726,426	¥ (10,801)	¥ 855,916	¥ 6,384	¥ 862,301
Net income	64,152	—	64,152	—	64,152
Cash dividends	(19,706)	—	(19,706)	—	(19,706)
Bonuses to directors	(36)	—	(36)	—	(36)
Acquisition of treasury stock	—	(9,196)	(9,196)	—	(9,196)
Exercise of stock options	—	1,459	1,020	—	1,020
Other changes during the year	—	—	—	24,873	24,873
Balance at March 31, 2006	770,836	(18,538)	892,150	31,258	923,408
Net loss	(439,463)	—	(439,463)	—	(439,463)
Cash dividends	(22,006)	—	(22,006)	—	(22,006)
Bonuses to directors	(34)	—	(34)	—	(34)
Acquisition of treasury stock	—	(0)	(0)	—	(0)
Exercise of stock options	—	30	21	—	21
Other changes during the year	—	—	—	(18,127)	(18,127)
Balance at March 31, 2007	309,331	(18,508)	430,666	13,131	443,797
Net income	33,518	—	33,518	—	33,518
Cash dividends	(12,575)	—	(12,575)	—	(12,575)
Acquisition of treasury stock	—	(0)	(0)	—	(0)
Exercise of stock options	—	1	0	—	0
Effect of business divestiture	(4,788)	—	(4,788)	—	(4,788)
Other changes during the year	—	—	—	(8,630)	(8,630)
Balance at March 31, 2008	¥ 325,485	¥ (18,507)	¥ 446,821	¥ 4,500	¥ 451,321

	Thousands of U.S. Dollars (Note 3)				
	Total earned surplus	Treasury stock	Total shareholders' equity	Net unrealized gains on other securities	Total net assets
Balance at March 31, 2007	$ 3,087,443	$ (184,729)	$ 4,298,492	$ 131,060	$ 4,429,553
Net income	334,544	—	334,544	—	334,544
Cash dividends	(125,511)	—	(125,511)	—	(125,511)
Acquisition of treasury stock	—	(0)	(0)	—	(0)
Exercise of stock options	—	9	0	—	0
Effect of business divestiture	(47,789)		(47,789)		(47,789)
Other changes during the year	—	—	—	(86,136)	(86,136)
Balance at March 31, 2008	$ 3,248,677	$ (184,719)	$ 4,459,736	$ 44,914	$ 4,504,651

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

ACOM CO., LTD.

1. Basis of Presenting the Non-Consolidated Financial Statements

The accompanying non-consolidated financial statements of ACOM CO., LTD. (the "Company") relate to the Company only, with investments in subsidiaries and affiliates being stated at cost or revalued amount if any impairment loss is recorded, and have been prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and the "Form of Standard Financial Statements in the Consumer Finance Business" (issued by the Federation of Moneylenders Associations of Japan on April 25, 1993).

The accounting records of the Company are maintained in accordance with the provisions set forth in the Corporate Law of Japan (Law No.86, 2005) and in conformity with Japanese GAAP.

The accompanying non-consolidated financial statements of the Company are prepared on the basis of Japanese GAAP, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the non-consolidated financial statements prepared by the Company as required by the Financial Instruments and Exchange Law of Japan.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with Japanese GAAP.

Certain items presented in the original non-consolidated financial statements filed with the Prime Minister of Japan have been reclassified for the convenience of readers outside Japan.

As permitted under the Financial Instruments and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying non-consolidated financial statements (both in yen and in U.S. dollars) do not necessarily agree with the sums of the individual amounts.

2. Summary of Significant Accounting Policies

(1) Cash equivalents

The Company considers all highly liquid investments, including time deposits with banks, negotiable certificate of deposits, bond investment funds and marketable securities purchased under resale agreements, with a maturity of three months or less when purchased, to be cash equivalents.

(2) Foreign currency transactions

All monetary assets and liabilities, regardless of short-term or long-term, denominated in foreign currencies are translated into yen at the exchange rates prevailing as of the fiscal year end, and the resulting gains or losses are included in income to the extent that they are not hedged by foreign exchange derivatives.

(3) Marketable securities and investments in securities

Marketable securities and investments in securities are classified by their holding objectives into trading, held-to-maturity or other securities. Trading securities are valued at market value, with resulting gains or losses included in income. Held-to-maturity securities are stated at amortized cost. Other securities are valued at market value with the resulting gains or losses, net of applicable taxes, reported in the net assets section of the accompanying non-consolidated balance sheets, except that any impairment loss is recorded and charged to income. Other securities for which market value is not available are stated at moving-average cost.

Investments in investment partnerships and other similar partnerships are valued at the net amount of the percentage of interests held based on the latest financial statements on the reporting dates stipulated by the respective partnership agreements.

(4) Merchandise

Merchandise consists of paintings and is stated at specific identified cost.

(5) Allowance for bad debts

To cover possible losses on collection of loans and other receivables, the Company provides for an allowance (i) with respect to ordinary debts, based on the historical rate of write-off, and (ii) with respect to other specific debts whose recovery is doubtful, based on estimated write-off amounts, after considering the likelihood of recovery on an individual basis.

Loan balances are written off in cases where (i) the Company has confirmed the death or bankruptcy of the debtor or has voluntarily waived repayment of the loan, and (ii) the amounts due have not been collected for a certain period (even after follow-up requests for payment) because of the inability on the part of the debtor or the guarantor to pay.

(6) Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets.

(7) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

(8) Bond issuance expense

Bond issuance expense is charged to income when incurred and included in "Financial expenses" in the operating expenses section of the accompanying non-consolidated statements of operations.

(9) Allowance for loss on debt guarantees

The Company has entered into affiliations with Japanese regional banks and a subsidiary to provide credit guarantees for personal loans held by those banks and the subsidiary. To cover possible losses on debt guarantees, the Company provides for an allowance based on the historical rates of fulfillment of guarantee obligation and subsequent write-off of the guaranteed loans.

(10) Allowance for loss on interest repayments

The allowance for interest repayments is recorded as a liability at an amount, in a lump sum, reasonably estimated by considering the past actual results of interest repayments, and enough to cover possible losses on repayment of the excessive interest as well as abandonment of the principal of loans receivable in the future. The amount of allowance is estimated, for each of classification of loans receivable, by considering three factors: the number of customer accounts, the actual repayment rate over the reasonably estimated period and the average amount of repayment per account.

Under the Law concerning Regulation etc. of Money-Lending Business of Japan, moneylenders in Japan are permitted to receive interest at the contract interest rates as valid, if certain conditions are met, which are in excess of the maximum interest rates stipulated in the Interest Rate Restriction Law of Japan ("constructive repayment" rules). However, the Supreme Court decisions at January 13, 2006 and January 19, 2006 concerning the application of the constructive repayment rules substantially increased the risk of repayments of the excessive interest. Following the decisions, the Japanese Institute of Certified Public Accountants issued Industry Audit Practice Committee Report No.37, "Audit Procedures of Consumer Finance Companies' Provisions for Possible Losses on Interest Repayment Claims" on October 13, 2006.

In accordance with the Report, the Company changed the estimates used in the determination of the amount of allowance for loss on interest repayments effective for the fiscal year beginning April 1, 2006. Consequently the Company recognized a one-time loss of ¥317,061 million, net of a transfer of ¥33,238 million from the allowance for bad debts account, deemed as incurred in prior years, and reported it as "Special provision for loss on interest repayments" in the other income (expenses) section of the accompanying non-consolidated statement of operations for the year ended March 31, 2007 in addition to an ordinary provision for loss on interest repayments deemed as incurred for the year.

(11) Employees' retirement benefits

The allowance for employees' retirement benefits is recognized at the net total of the present value of the defined benefit obligation at the balance sheet date, plus any actuarial gains (less any actuarial losses) not yet recognized, minus any past service cost not yet recognized, minus the fair value at the balance sheet date of plan assets (if any) out of which the obligations are to be settled directly. If the amount determined above is negative (an asset), such asset is recorded as prepaid pension expenses.

Net retirement benefit expense or income is recognized at the net total of current service cost and interest cost, minus the expected return on any plan assets, minus any actuarial gains (less any actuarial losses) and past service cost recognized during the year, plus any retirement benefits paid as a lump sum and payments to a defined contribution pension plan.

To determine the present value of a defined benefit obligation and the related current service cost and, where applicable, past service cost, the project unit credit method is used.

Actuarial gains or losses and past service cost are recognized for each defined benefit plan over a period not exceeding the expected average remaining working lives of the employees participating in that plan. The Company has recognized actuarial gains or losses evenly over the five years following the respective fiscal years when such gains or losses are identified. In addition, the Company has recognized past service cost evenly over five years from the time of its origination.

(12) Allowance for directors' and corporate auditors' retirement benefits

The allowance for directors' and corporate auditors' retirement benefits is provided at the amount which would have been required to be paid if all directors and corporate auditors had voluntarily terminated their services as of the balance sheet date. This amount has been determined in accordance with the Company's internal rules.

(13) Leases

Non-cancellable lease transactions are accounted for as operating leases regardless of whether such leases are classified as operating or finance leases, except that lease agreements stipulating the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(14) Recognition of interest income and expense

Interest income and expense are recognized on an accrual basis. However, the Company computes accrued interest income on loans receivable at the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contracted interest rate, whichever is lower.

(15) Recognition of fees from credit card business

Fees from customers have been recognized on an accrual basis using the credit-balance method, while fees from participating stores have been prorated by the respective number of installments, and the prorated amounts have been recognized as income when they became due (the "sum-of-the-months digits method").

(16) Recognition of fees from installment sales financing

Fees from customers and participating stores have principally been accounted for using the sum-of-the-months digits method.

The Company split-up its installment sales finance business and merged it into JCK CREDIT (which changed its name to AFRESH CREDIT as of April 1, 2007), a wholly-owned subsidiary specializing in installment sales financing, as of April 1, 2007. Following this business divestiture, the Company no longer recognizes fees from installment sales financing.

(17) Recognition of fees from credit guarantees

Fees from credit guarantees have been recognized on an accrual basis using the credit-balance method.

(18) Income taxes

The provision for income taxes is computed based on the pretax income (loss) included in the non-consolidated statements of operations. In accordance with Japanese tax-effect accounting standards, the asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

(19) Derivative and hedging transactions

The Company has used interest rate swap agreements and interest rate options (interest rate caps in long positions only) solely in order to hedge against risks of fluctuations in interest rates relating to its short-term loans and long-term debt in compliance with the Company's internal rules.

Derivative transactions are valued at market value, except for hedging transactions whose gains or losses are deferred and recorded in the balance sheet until the hedged transactions are settled. These transactions are designated as cash flow hedges. The interest swaps qualifying for hedge accounting and meeting specific matching criteria are not valued at market value but the differential paid or received under the swap agreements are recognized and included in income.

(20) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss), the portion attributable to shareholders of common stock only, by the weighted-average number of shares of common stock outstanding during the fiscal year.

Diluted net income per share is based upon the weighted-average number of shares of common stock outstanding during the fiscal year, after consideration of dilutive effect of potential shares of common stock for the Company's stock option plans. Diluted net income per share is not disclosed for the year ended March 31, 2008 because it is anti-dilutive and for the year ended March 31, 2007 because of the Company's net loss position.

(21) Bonuses to directors

On November 29, 2005, the Accounting Standards Board of Japan (the "ASBJ") issued Statement No.4, "Accounting Standard for Directors' Bonuses," which requires that directors' bonuses should be accounted for as an expense of the accounting period in which such bonuses are accrued, and prohibited the conventional treatment to account for such bonuses as a deduction from the amount of retained earnings. This new standard was applied for the fiscal period ending on or after May 1, 2006 and the Company adopted it effective for the fiscal year beginning April 1, 2006. As a result, operating loss, loss before income taxes for the year ended March 31, 2007 increased by ¥ 22 million.

(22) Stock options

On December 27, 2005, the ASBJ issued Statement No.8, "Accounting Standard for Share-based Payment". Under this standard, when stock options are granted to employees of a company and in exchange the company acquires their services, those services acquired and consumed should be expensed, and the corresponding amount should be recorded as "the subscription rights to shares" in the net assets section of the balance sheet, until they are exercised or expire. The amount to be expensed in each accounting period should be the accrued portion of the fair value of the granted stock options calculated using a method based on the service period. The exercised portion of the subscription rights to shares should be transferred to paid-in capital or capital surplus of shareholders' equity, and the expired portion to retained earnings through profit.

This new standard was applied to stock options granted to employees on and after May 1, 2006. As all of the stock options were granted by the Company before that date, there was no effect on the accompanying non-consolidated financial statements for the year ended March 31, 2007.

(23) Business divestiture

In a business divestiture where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business divestiture in the statement of operations. In a business divestiture where the interests of the investor continue and the investment is not settled, no such gain or loss on business divestiture is recognized.

(24) Reclassifications

Certain other reclassifications have been made to the prior years' non-consolidated financial statements to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, as a matter of arithmetical computation only, at the rate of ¥100.19 = US$1.00, the exchange rate prevailing on March 31, 2008. The translation should not be construed as a representation that yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

4. Short-Term Loans, Long-Term Debt and Pledged Assets

Long-term debt was summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Unsecured loans mainly from banks and other financial institutions at interest rates ranging from 1.02% to 3.01125% due through March 2013	¥ 417,456	¥ 371,204	$ 4,166,643
Loans with collateral mainly from banks and other financial institutions at interest rates ranging from 1.25% to 2.3% due through January 2012	96,951	189,423	967,671
Securitized loans from a financial institution at 1.745% due through February 2008	—	7,960	—
Unsecured bonds at interest rates ranging from 0.81% to 2.72% due through February 2015	260,000	260,000	2,595,069
Less: current portion	(209,343)	(194,382)	(2,089,460)
	¥ 565,064	¥ 634,205	$ 5,639,924

Assets pledged as collateral for current portion of long-term debt of ¥67,993 million ($678,640 thousand) and ¥105,432 million as of March 31, 2008 and 2007, respectively and long-term debt of ¥28,958 million ($289,030 thousand) and ¥91,951 million as of March 31, 2008 and 2007, respectively, from banks and other financial institutions were as follows:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Loans receivable	¥ 96,964	¥ 211,371	$ 967,801

The above table included loans receivable related to securitized loans of ¥21,934 million as of March 31, 2007. The pledged collateral which the lenders could require covered current portion of long-term debt of ¥ 7,960 million as of March 31, 2007.

At March 31, 2008 and 2007, the Company had a commitment, at the lenders' request, to furnish at any time collateral pledged on ¥6,660 million ($66,473 thousand) and ¥21,257 million of the loans receivable shown in the above table, respectively. The pledged collateral which the lenders could require covered the following:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Current portion of long-term debt	¥ 5,727	¥ 14,597	$ 57,161
Long-term debt	930	6,657	9,282

For the purpose of efficient procurement of working capital, the Company has entered into overdraft contracts with one financial institution and commitment line contracts with two financial institutions, which provided the Company with the overdraft and commitment facilities in the aggregate amount of ¥160,190 million ($1,598,862 thousand) as of March 31, 2008, all of which was unused as of March 31, 2008.

5. Income Taxes

The Company is subject to a number of taxes based on income. Corporation, inhabitants' and enterprise taxes are charged to the income tax account. The aggregate statutory tax rate applicable to the Company was approximately 40.7% for the years ended March 31, 2008, 2007 and 2006.

The tax effects of the temporary differences which give rise to a significant portion of the deferred tax assets and liabilities as of March 31, 2008 and 2007 were presented below:

	Millions of Yen		Thousands of U.S. Dollars
March 31	2008	2007	2008
Deferred tax assets:			
Bad debt write-offs	¥ 15,764	¥ 15,180	$ 157,341
Allowance for bad debts	12,939	6,965	129,144
Allowance for loss on debt guarantees	1,420	1,493	14,173
Allowance for loss on interest repayments	152,506	199,381	1,522,167
Accrued bonuses	960	980	9,581
Allowance for directors' and corporate auditors' retirement benefits	276	310	2,754
Accrued interest income	1,509	1,869	15,061
Depreciation and amortization	6,818	6,707	68,050
Impairment loss	133	85	1,327
Consumption tax	289	280	2,884
Revaluation of marketable securities	15,156	6,247	151,272
Loss on revaluation of investments in a subsidiary	1,632	—	16,289
Loss on investments in golf club memberships	124	141	1,237
Loss on Merchandise	202	218	2,016
Tax loss carryforwards	14,785	—	147,569
Other	347	401	3,463
Subtotal	224,868	240,263	2,244,415
Less: valuation allowance	(181,023)	(180,797)	(1,806,797)
Total gross deferred tax assets	43,844	59,466	437,608
Deferred tax liabilities:			
Prepaid pension expenses	(1,519)	(919)	(15,161)
Net unrealized gains on other securities	(3,035)	(9,008)	(30,292)
Other	—	(348)	—
Total gross deferred tax liabilities	(4,555)	(10,276)	(45,463)
Net deferred tax assets	¥ 39,288	¥ 49,189	$ 392,134

Reconciliations between the normal statutory tax rates and the actual effective tax rates reflected in the accompanying non-consolidated statements of operations for the years ended March 31, 2008 and 2007 are as follows:

Year ended March 31	2008	2007
Normal effective statutory tax rate	40.7%	40.7%
Valuation allowance	0.4	(41.3)
Income tax - prior	15.5	—
Adjustments attributed to correction of tax liability	(13.9)	—
Other - net	0.1	(0.0)
Actual effective tax rate	42.8%	(0.6)%

A reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes for the year ended March 31, 2006 was omitted, as the statutory tax rate did not significantly differ from the effective tax rate.

6. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and book value of leased equipment as of March 31, 2008 and 2007 and the related depreciation and interest expenses for the years ended March 31, 2008, 2007 and 2006, which would have been reflected in the non-consolidated balance sheets and the related non-consolidated statements of operations if finance lease transactions accounted for as operating leases had been applied to the finance lease transactions accounted for as operating leases:

	Millions of Yen					
	2008	2007	2008	2007	2008	2007
March 31	Acquisition costs		Accumulated depreciation		Book value	
Equipment	¥ 631	¥ 1,795	¥ 340	¥ 1,292	¥ 290	¥ 502

	Thousands of U.S. Dollars		
	2008		
March 31	Acquisition costs	Accumulated depreciation	Book value
Equipment	$ 6,298	$ 3,393	$ 2,894

	Millions of Yen			Thousands of U.S. Dollars
Year ended March 31	2008	2007	2006	2008
Depreciation	¥ 324	¥ 634	¥ 1,052	$ 3,233
Interest	5	14	30	49

Lease expenses relating to finance lease transactions accounted for as operating leases amounted to ¥ 335 million ($3,343 thousand), ¥659 million and ¥1,099 million for the years ended March 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments subsequent to March 31, 2008 for finance lease transactions accounted for as operating leases were summarized as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 145	$ 1,447
2010 and thereafter	148	1,477
	¥ 293	$ 2,924

7. Commitments and Contingent Liabilities

The Company makes loans to customers primarily in the form of revolving credit-line contracts whereby a maximum credit amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility. At March 31, 2008, the unexercised portion of such facilities amounted to ¥797,078 million ($7,955,664 thousand), including ¥602,890 million ($6,017,466 thousand) for customers with zero outstanding balances. As a certain portion of revolving credit-line contracts lapse without ever being used, the unexercised facilities will not necessarily affect the future cash flows of the Company.

At March 31, 2008, contingent liabilities on the personal loans for which the Company provided credit guarantees amounted to ¥178,305 million ($1,779,668 thousand), net of allowance for loss on debt guarantees in the amount of ¥3,490 million ($34,833 thousand).

In addition, at March 31, 2008, the Company was contingently liable as guarantor of the following subsidiaries:

Name	Amount of guaranteed debt
IR Loan Servicing, Inc.	¥ 5,240 million ($ 52,300 thousand)
DC Cash One Ltd.	¥ 78,298 million ($ 781,495 thousand)
EASY BUY Public Company Limited	¥ 61,897 million ($ 617,796 thousand)

Refer to Note 4 for pledged assets.

8. Shareholders' Equity

On May 1, 2006, the Commercial Code of Japan (the "Code") was superseded by the Corporate Law of Japan (the "Corporate Law") which would, for the most part, be applicable to events or transactions occurring on or after May 1, 2006 and for fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

a. Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as; (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) prescribing the term of service of the directors as one year rather than normal term of two years in its articles of incorporation, the Board of Directors may declare dividends (except for dividends-in-kind) if the company has so prescribed in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitations and additional requirements.

Semi-annual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥ 3 million.

b. Increases / decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock was made available for dividends by resolution of the shareholders.

Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred between the accounts under certain conditions upon resolution of the shareholders.

c. Treasury stock

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

9. Stock Option Plans

The Company has two stock option plans for the granting of non-transferable options to certain eligible directors and key employees of the Company.

On August 1, 2001, options were granted for terms of five years to purchase the aggregate of 346,800 shares of common stock of the Company at ¥10,682 per share. The option price was adjusted to ¥10,628 per share due to the issuance of new shares of common stock to Mitsubishi Tokyo Financial Group, Inc. (currently, Mitsubishi UFJ Financial Group, Inc.) on April 20, 2004. The options were exercisable beginning on July 1, 2003. To provide for exercise of the options, in August 2001, the Company purchased 346,800 shares of common stock in the aggregate amount of ¥3,796 million from the stock market, which were included in "Treasury stock" of the shareholders' equity section of the accompanying non-consolidated balance sheets as of March 31, 2008 and 2007.

On August 1, 2003, options were granted for terms of five years to purchase the aggregate of 352,400 shares of common stock of the Company at ¥4,959 per share. The option price was adjusted to ¥4,931 per share due to the same reason above. The options were exercisable beginning on July 1, 2005.

The changes in numbers of stock options expressed in shares of common stock were summarized as follows:

	Shares	
	Plan 2001	Plan 2003
Balance as of March 31, 2005	316,200	340,000
Exercised	—	(206,990)
Expired on retirement	(7,800)	(3,000)
Balance as of March 31, 2006	308,400	130,010
Exercised	—	(4,300)
Expired on retirement	(4,600)	(1,600)
Balance as of March 31, 2007	303,800	124,110
Exercised	—	(200)
Expired on retirement	(6,200)	(1,400)
Balance as of March 31, 2008	297,600	122,510

10. Loss on Business Restructuring

A loss of ¥17,997 million for the year ended March 31, 2007 mainly consisted of the extraordinary payment of employees' retirement benefits for voluntary retirement and loss on closures/relocations of operation sites.

11. Loss on Revaluation and Liquidation of Investment in Securities

A loss of ¥22,060 million ($220,181 thousand) and ¥14,784 million for the year ended March 31, 2008 and 2007, respectively, mainly consisted of the impairment losses with respect to other securities for which market value was available.

12. Loss on Revaluation of Investments in a Subsidiary

A loss of ¥4,013 million ($40,053 thousand) for the year ended March 31, 2008 resulted from revaluation of investments in DC Cash One Ltd.

13. Impairment of Fixed Assets

The Company determined each business segment, i.e., financial business and other business, as the smallest cash-generating group to which the assets belonged. Also, each asset to be disposed of was determined as the smallest cash-generating group of assets. The head office of the Company and the welfare facilities for employees independent of cash-generating were considered to be corporate assets.

Impairment loss for assets to be disposed of was recognized because the carrying amount of the assets exceeded the estimated net selling value, and was measured as the difference between the amounts at which such assets were recently traded and carrying amount.

For the year ended March 31, 2008, impairment loss of ¥118 million ($1,177 thousand) for certain telephone rights was recognized. For the years ended March 31, 2007 and 2006, impairment loss of ¥8 million and ¥4 million for certain welfare facilities for employees was recognized, respectively.

14. Subsequent Event

The following appropriations of retained earnings, which have not been reflected in the accompanying non-consolidated financial statements for the year ended March 31, 2008, were approved at the shareholders' meeting held on June 20, 2008:

	Millions of Yen
Cash dividends (¥50.00 = US$0.49)	¥ 7,859

REPORT OF INDEPENDENT AUDITORS ON THE NON-CONSOLIDATED FINANCIAL STATEMENTS

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
ACOM CO., LTD.

We have audited the accompanying non-consolidated balance sheets of ACOM CO., LTD. as of March 31, 2008 and 2007, and the related non-consolidated statements of operations, and changes in net assets for each of the three years in the period ended March 31, 2008, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the non-consolidated financial position of ACOM CO., LTD. at March 31, 2008 and 2007, and the non-consolidated results of its operations for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 20, 2008

A MEMBER OF ERNST & YOUNG GLOBAL

THE ACOM GROUP

Consolidated Subsidiaries

DC Cash One Ltd.	Principal Business:	Unsecured loan and credit guarantee business
Nihonbashi Plaza Bldg.	Incorporated:	Aug. 2001
3-4, Nihonbashi 2-chome,	Paid-in Capital:	¥14,341 million
Chuo-ku, Tokyo, Japan	Equity Owned by the Company:	54.73%
AFRESH CREDIT CO., LTD.[*1]	Principal Business:	Installment sales finance business
ACOM Iidabashi Bldg.	Incorporated:	Nov. 1971
10-10, Iidabashi 2-chome,	Paid-in Capital:	¥500 million
Chiyoda-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%
IR Loan Servicing, Inc.	Principal Business:	Loan servicing business
Trusty Koujimachi Bldg.	Incorporated:	Jun. 2000
4, Koujimachi 3-chome,	Paid-in Capital:	¥520 million
Chiyoda-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%
RELATES CO., LTD.	Principal Business:	Entrusted call center functions business from banks
Tokyo Dia Building No.3	Incorporated:	Mar. 1998
28-25, Shinkawa 1-chome,	Paid-in Capital:	¥300 million
Chuo-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%
AC Ventures Co., Ltd.	Principal Business:	Development, investment, promotion and support of venture companies
ACOM Shinbashi Renga-dori Bldg.	Incorporated:	Apr. 1996
14-4, Shinbashi 2-chome,	Paid-in Capital:	¥100 million
Minato-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%

ACOM RENTAL CO., LTD.	Principal Business:	Comprehensive rental business
ACOM Shinbashi Bldg.	Incorporated:	Oct. 1999
11-1, Shinbashi 3-chome,	Paid-in Capital:	¥320 million
Minato-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%

JLA INCORPORATED *2	Principal Business:	Interior design, construction of service outlets, real estate management, and maintenance of buildings and other properties
ACOM Iidabashi Bldg.	Incorporated:	Mar. 1996
10-10, Iidabashi 2-chome,	Paid-in Capital:	¥7,540 million
Chiyoda-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%

A B PARTNER CO., LTD.	Principal Business:	Entrusted back-office (clerical work) services and insurance agency business
ACOM Fujimi Bldg.	Incorporated:	Nov. 2000
15-11, Fujimi 2-chome,	Paid-in Capital:	¥300 million
Chiyoda-ku, Tokyo, Japan	Equity Owned by the Company:	95.00%

EASY BUY Public Company Limited	Principal Business:	Hire purchase and unsecured loan business in Kingdom of Thailand
11th, 13th Floor, Ramaland Building	Incorporated:	Sep. 1996
952 Rama IV Road, Suriyawongse,	Paid-in Capital:	THB 200 million
Bangrak, Bangkok 10500, Thailand.	Equity Owned by the Company:	49.00% *3

PT. BANK NUSANTARA *6 **PARAHYANGAN Tbk.**	Principal Business:	Banking business in Republic of Indonesia
	Incorporated:	Jan. 1972
Jl. Ir. H. Juanda No.95 Bandung,	Paid-in Capital:	Indonesian rupiah 158.3 billion
40132 Indonesia	Equity Owned by the Company:	55.68%

ACOM (U.S.A.) INC.	Principal Business:	– *4
229 South State Street,	Incorporated:	Dec. 1986
Dover, Kent County	Paid-in Capital:	US$34 million
DE, U.S.A.	Equity Owned by the Company:	100.00%

Notes: 1. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD. succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.

2. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD. and changed its corporate name into JLA INCORPORATED on April 1, 2007.
3. The Company treated any entity deemed as being substantially controlled by the Company as a consolidated subsidiary, even if it is less-than-majority owned.
4. ACOM (U.S.A.) INC. suspended its operation; therefore, outline of its business is omitted above.
5. Due to the merger with UFJ NICOS Co., Ltd., DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.; for a reason of drop in possessed proportion of right to vote.
6. ACOM CO., LTD. acquired 55.41% of issued shares of Pt. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March, 2008 is 55.68%.

ORGANIZATION CHART

As of April 1, 2008



General Meeting of Shareholders
Board of Directors
Compliance Committee
President
Executive Officers Meeting
Credit Business Promotion Division
Credit Supervision Division
Board of Statutory Auditors
Statutory Auditors
Corporate Planning Dept.
Overseas Business Development Dept.
Treasury Dept.
Credit Marketing Dept.
Advertising Dept.
Business Process Planning Dept.
System Development & Administration Dept.
Business Partnership Systems Development Office
Credit Business Branch Operations Dept.
Branches
ACM Operation Dept.
Service Center
East Japan Contact Center Dept.
Call Center
Counseling Center
West Japan Contact Center Dept.
Call Center
Counseling Center
Affinity Card Promotion Dept.
Credit Business Management Dept.
Compliance for Credit Business Promotion Office
Credit Guarantees Center
Customer Support Center
Card Business Service Center
Customer Counseling Center
Guarantee Business Dept.
Customer Relations Dept.
Public Relations Dept.
Investor Relations Office
Human Resources Dept.
Human Resources Development Office
General Affairs Dept.
Executive Secretariat
Credit Supervision Dept. I
Credit Supervision Dept. II
Compliance for Credit Supervision Office
Credit Administration Dept.
Corporate Management Dept.
Internal Audit Dept.
Compliance Dept.
Legal Office
Employment Counseling Office
Statutory Auditor's Office

CORPORATE DATA

As of March 31, 2008

Company Name:	ACOM CO., LTD.
Incorporated:	October 23, 1978
Established:	April 2, 1936
Paid-in Capital:	¥63,832 million
Business Outline:	Loan, Credit Card, and Loan Guarantee
Number of Employees:	2,774
Head Office:	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8307, Japan
Independent Auditors:	ERNST & YOUNG SHINNIHON

For Further Information, Please Contact;

Investor Relations Office

Meiji Yasuda Seimei Bldg.(8th Floor), 1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307, Japan
Tel: +81-3-5533-0631 Fax: +81-3-3215-3190

http://www.acom.co.jp/english/

acom

PRINTED WITH SOY INK

This annual report was printed with soy based ink on paper made from non-wood and elemental chlorine free (ECF)

RECEIVED
2008 OCT -2 A 7:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 22, 2008

Revision of Business Forecast for the Fiscal Year Ended March 2008

In consideration of recent business results and other factors, ACOM CO., LTD. (hereinafter, "ACOM") hereby revises its earnings forecast for the Fiscal Year ended March 2008, previously released in its announcement of financial results on November 8, 2007.

1. Revision of Earnings Forecast for the Fiscal Year Ended March 2008 (April 1, 2007 to March 31, 2008)

(1) Consolidated (Millions of yen, %)

	Operating Income	Operating Profit	Income Before Extraordinary Items	Net Income	Net Income Per Share (yen)
Previous Forecast (A)	373,500	66,800	68,800	39,100	248.74
Revised Forecast (B)	379,706	81,651	83,120	35,406	225.24
Difference (B - A)	6,206	14,851	14,320	(3,694)	(23.50)
Percentage Change (%)	1.7	22.2	20.8	(9.4)	(9.4)
(Reference) Annual Result for the FY March 2007	423,652	(85,102)	(81,944)	(437,972)	(2,876.19)

(2) Non-consolidated (Millions of yen, %)

	Operating Income	Operating Profit	Income Before Extraordinary Items	Net Income	Net Income Per Share (yen)
Previous Forecast (A)	309,100	63,700	66,700	40,100	255.10
Revised Forecast (B)	317,116	80,159	82,319	33,518	213.23
Difference (B - A)	8,016	16,459	15,619	(6,582)	(41.87)
Percentage Change (%)	2.6	25.8	23.4	(16.4)	(16.4)
(Reference) Annual Result for the FY March 2007	370,769	(88,992)	(86,183)	(439,463)	(2,795.68)

2. Reasons for the Revisions Above

(1) Non-Consolidated Earnings Forecast

In addition to expected 6.9 billion yen increase in interest on loans receivable, bad-debt-related expenses and other operating expenses are expected to decrease by 24.6 billion yen and 2.0 billion yen, respectively although interest-repayment-related expenses is expected to increase by 19.6 billion yen from previously announced forecast. ACOM has decided to revise its earnings forecast because operating profit and income before extraordinary items are expected to exceed previous forecast by 16.4 billion yen and 15.6 billion yen, respectively as results of above. Net income for the Fiscal Year Ended March 2008 is expected to fall below previous forecast by 6.5 billion yen due to booking of extraordinary loss from loss on revaluation of marketable securities and an increase in income taxes, deferred.

(2) Consolidated Earnings Forecast

The revision of consolidated earnings forecast reflects that of non-consolidated earnings forecast. This is mainly attributable to the revisions made in ACOM's non-consolidated earnings forecast.

3. Dividend Forecast

The year-end dividend forecast due to this revision of earnings forecast will remain unchanged at the present point.

(50 yen per share for year-end, 100 yen per share for the fiscal year including 50 yen for interim-period)

*The above-mentioned forecasts have been made based on information available on the date of this release. The final financial results may vary according to various factors.

(Brief Description)

Corporate Governance Reports
dated April 28, 2008, June 20, 2008 and June 24, 2008

Under the Listing Rules of the Tokyo Stock Exchange, Inc. ("TSE"), ACOM CO., LTD. (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

(Translation for reference only)
In the event of any discrepancy between this translated document and the original Japanese document the original document shall prevail.

FASF MEMBERSHIP

Brief Statement of Financial Results for the Fiscal Year Ended March 2008

May 8, 2008

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ended March 2008 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

RECEIVED
2008 OCT -2 A 7:0

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/englsih/
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	Chief General Manager of Public Relations Department
Name:	Takashi Kiribuchi
Telephone Number:	(03) 5533-0631
Date of the shareholders' meeting:	June 20, 2008
Payable date of dividend:	June 23, 2008
Registration date of annual securities report:	June 20, 2008

Note: 1. All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement.

2. The figures in percentage show year-on-year change from the prior fiscal year.

1. Consolidated Business Results for the Fiscal Year Ended March 2008 (from April 1, 2007 to March 31, 2008)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit (loss)		Income (loss) Before Extraordinary Items		Net Income (loss)	
3/2008	379,706	(10.4%)	81,651	—	83,120	—	35,406	—
3/2007	423,652	(4.9%)	(85,102)	—	(81,944)	—	(437,972)	—

	Net Income (loss) per Share (Yen)	Net Income per Share Diluted (Yen)	Return on Equity (ROE)	Income (loss) Before Extraordinary Items to Total Assets	Operating Margin
3/2008	225.24	225.23	7.7%	4.3%	21.5%
3/2007	(2,786.19)	—	(63.6%)	(4.0%)	(20.1%)

<Reference> Loss on investment in equity-method: - yen (3/2008) 821 million yen (3/2007)

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share (Yen)
3/2008	1,861,505	472,144	24.9%	2,950.01
3/2007	2,031,829	457,165	22.2%	2,863.16

<Reference> Owners' Equity: 463,725 million yen (3/2008) 450,073 million yen (3/2007)

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
3/2008	126,183	8,250	(128,678)	152,221
3/2007	99,944	308	(53,464)	146,383

2. Dividend Status

	Dividend per Share					Total Amount of Dividend (Year) (Millions of Yen)	Payout Ratio (Consolidated)	Ratio of Payout to Net Assets (Consolidated)
(Report Date)	1Q (Yen)	2Q (Yen)	3Q (Yen)	4Q (Yen)	Year (Yen)			
3/2007	—	70.00	—	30.00	100.00	15,719	—	2.3%
3/2008	—	50.00	—	50.00	100.00	15,719	44.4%	3.4%
3/2009 (Forecast)	—	50.00	—	50.00	100.00		36.3%	

3. Forecasts for the Fiscal Year Ending March 31, 2009 (from April 1, 2008 to March 31, 2009)

(Millions of yen)

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share (Yen)
First Half	169,000	(14.1%)	31,300	(36.6%)	32,000	(36.6%)	21,000	(15.5%)	133.59
Annual	325,000	(14.4%)	54,600	(33.1%)	56,200	(32.4%)	43,300	22.3%	275.45

(The figures in percentage show year-on-year change from the same prior periods.)

4. Others

(1) Change in important subsidiaries during the fiscal year ended March 31, 2008 (Change in scope of consolidation): None

(2) Changes on the basis of consolidated financial statements preparation

A) Related to accounting standard revisions etc.: Applicable

B) Other changes: Applicable

[Note] Please refer to "Changes in Significant Items Relating to the Preparation of Consolidated Financial Statements" at page 31 for details.

(3) Outstanding shares (common shares)

A) Number of shares outstanding (including treasury stock)

FY March 31, 2008: 159,628,280 shares FY March 31, 2007: 159,628,280 shares

B) Number of treasury stock

FY March 31, 2008: 2,433,798 shares FY March 31, 2007: 2,433,969 shares

[Note] Please refer to "Notes to Statistics per Share" at page 51 for the number of shares which is basis for calculation of net income per share (consolidated).

(Reference)

1. Non-Consolidated Business Results for the Fiscal Year Ended March 2008 (from April 1, 2007 to March 31, 2008)

(1) Non-Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit (loss)		Income Before Extraordinary Items (loss)		Net Income (loss)	
3/2008	317,116	(14.5%)	80,159	—	82,319	—	33,518	—
3/2007	370,769	(6.5%)	(88,992)	—	(86,183)	—	(439,463)	—

	Net Income (loss) per Share (Yen)	Net Income per Share Diluted (Yen)
3/2008	213.23	—
3/2007	(2,795.68)	—

(2) Non-consolidated Financial Status

(Millions of yen)

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets per Share (Yen)
3/2008	1,620,468	451,321	27.9%	2,871.10
3/2007	1,861,285	443,797	23.8%	2,823.24

<Reference> Owners' Equity: 451,321 million yen (3/2008) 443,797 million yen (3/2007)

2. Forecasts for the Fiscal Year Ending March 31, 2009 (from April 1, 2008 to March 31, 2009)

(Millions of yen)

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share (Yen)
First Half	135,800	(18.5%)	28,900	(38.8%)	30,100	(38.3%)	20,200	(21.9%)	128.50
Annual	258,300	(18.5%)	49,600	(38.1%)	52,000	(36.8%)	41,800	24.7%	265.91

(The figures in percentage show year-on-year change from the same prior periods.)

1. Business Results

(1) Analysis on Business Results

(A) Business results

Although Japan's economy during this consolidated fiscal year remained on a moderate recovery path mainly in exports and private capital investments, deceleration of overall pace of recovery has progressed by sharp temporary decline in housing investments stemming from revisions made in the Building Standards Law since last fall. Concurrently, Japanese financial market experienced some turbulence such as sharp temporary drop in stock prices due to subprime mortgage crisis in the United States of America. Sharp rises in the prices of crude oil and imported grain have helped produce upturn in living costs. As a result, there was an emergence of a tendency for households to be more set back in their spending and concerns for recessions in American economy, making the future course of the economy and consumption more ambiguous.

The business environment surrounding the ACOM Group (hereinafter, "the Group") continued to be difficult because of factors such as regulations on lending companies being further strict as the revised Money-lending Business Law went into force in December 2007 and an all-out competitive environment transcending industry boundaries being generated as corporate reorganization picks up pace throughout the non-bank industry.

Under such circumstances, the Group has set "establishment of compliance structure", "actualization of putting customers first and establishment of socially-oriented corporate brand", "transformation of business model to enhance our cost competitiveness", "improvement of service by strengthening our marketing systems", "strengthening our ability to attract new customers and improve the quality of assets" and "nurturance of professionals" as management policies for this consolidated fiscal year. At the same time, the Group worked enthusiastically both in domestic and oversea domains.

The business results for this consolidated fiscal year showed a year-on-year decline of 43,945 million yen in operating income, due primarily to a decline in interest on loans receivable. However, a 210,700 million yen fall in operating expenses stemming from a substantial reduction in the amount of the allowance for loss on interest repayments and from reduced allowance for bad debts and decrease in general administrative costs brought about increases of 166,754 million yen in operating profits and 165,065 million yen in income before extraordinary items. Despite higher loss on revaluation of investments in marketable securities, extraordinary losses declined 327,152 million yen due to the fact that the provision for loss on interest payments (317,061 million yen) and management restructuring expense (17,982 million yen) recorded for the previous consolidated fiscal year were not posted this fiscal year, and this, together with a 16,047 million yen decline in corporation tax, inhabitants' tax, and enterprise tax, a 9,093 million yen rise in the prior fiscal year corporate taxes, etc. , a 30,000 million yen increase in deferred income tax and a 484 million yen decrease in gains on minority interests in consolidated subsidiaries, boosted current net income by 473,378 million yen.

As results of above, the operating income was 379,706 million yen (down 10.4% year-on-year), operating expenses was 298,054 million yen (down 41.4% year-on-year), income before extraordinary items was 83,120 million yen, and net income was 35,406 million yen.

The details of measures taken and situations of each business segment during the current consolidated fiscal year are as follows:

(Organization Reform)

The Group regards further implementation of compliance as the highest priority in the management. Organizational reforms were implemented in order to further improve effectiveness of compliance structure, functions of business/credit supervision departments, and efficiency of head office departments in April and December, 2007 as part of ongoing reform.

With regard to the "Compliance Committee," which changed its name from business ethics committee in December, 2006, ACOM invited and appointed external experts as the chairman and new members of Compliance Committee in May, 2007. Moreover, ACOM has established "ACOM Group Code of Ethics" and "Code of Conduct," which sets behavior standards in business practice in December, 2007. ACOM will strive to promote highly transparent operation and enforce compliance.

The details of the organization reform are as follows:

-Changes in Business Related Departments- (April, 2007)

- ●Established "Credit Business Promotion Division" which governs Loan and Credit Card businesses.
- ●Reorganized Business Promotion Department No.1~4, formerly organized by locations, into those organized by functions (listed below) in order to reinforce operation efficiency and strengthen customer services.
    - ◆ "Credit Business Branch Operations Department" which supervises all the staffed/unstaffed outlets.
    - ◆ "ACM Operation Department" which supervises operation centers of automated contract machines.
    - ◆ "Call Center Department" which supervises reception centers for inquiries over phone.
    - ◆ "Credit Counseling Department" which supervises credit counseling centers notifying payment dates and offer counseling on repayment to customers.
- ●Establishment of "Compliance for Credit Business Promotion Office"
- ●Changed Credit Card/Installment Business Department to "Affinity Card Promotion Department" due to integration of ACOM's installment sales finance business into a subsidiary.
- ●Placed Business Promotion Department as the governing staff of Credit Business Promotion Department and changed name into "Credit Business Management Department"

-Changes in Credit Supervision Related Departments- (April, 2007)

- ●Established "Credit Supervision Division" which governs credit supervision departments.

- Following the operational expansion of Credit Supervision Department No.2, credit supervision/management function and legal matter function were allotted to "Credit Supervision Department I" and "Credit Supervision Department II", respectively.
- Established "Compliance for Credit Supervision Office"

-Changes in Head Office Functions Related Departments- (April, 2007)

- Reorganized 6 departments into 4 departments in order to improve organizational efficiency by integration of departments with analogous functions.
- Functions of sales development, business alliance related planning, operation process planning, and those related to credit screening were rearranged while names of 3 departments were changed.

-Changes in Business Related Departments- (December, 2007)

- Credit Counseling Department and Call Center Department were integrated and reorganized into East Japan Contact Center Department and West Japan Contact Center Department in order to improve customer service ability and efficiency of telephone service operation.

(Rearrangement of Group Subsidiaries)
The Group is implementing group-wide management reform which aims to improve management efficiency through drastic cost structure reform.

As part of such reform, rearrangement of business within the Group has been progressed since previous fiscal year. Integration of ACOM's installment sales finance business with JCK CREDIT CO., LTD. as the surviving company was implemented as of April 1, 2007 for rearrangement of installment sales finance business. JCK CREDIT CO., LTD. simultaneously changed corporate name into "AFRESH CREDIT CO., LTD. "

On the same day, merger of 3 subsidiaries which expertise are interior design, construction of service outlets, real estate management, and maintenance of buildings and other properties was conducted, and "JLA INCORPORATED" made its start.

(Reduction of the Maximum Lending Interest Rate)
ACOM has reduced the maximum lending interest rate to 18% (effective annual rate) from June 18th, 2007 to realize our prime goal of "contributing to the healthy development of the consumer finance market by building a corporate group that is more focused than it has been in the past on sociality such as consumer protection, and offering financial services that are less expensive yet inspire relief and confidence." Those customers who entered contracts before the reduction are currently taking procedures to reduce their lending interest rates.

(New Overseas Business)
ACOM and the Bank of Tokyo-Mitsubishi UFJ, Ltd. (hereinafter, "BTMU") jointly acquired shares of Indonesian bank, "PT. BANK NUSANTARA PARAHYANGAN, Tbk. (hereinafter, "Bank BNP")" in December, 2007 as one of our initiatives to promote business cooperation.

As a result of the transaction, Bank BNP has become a consolidated subsidiary of ACOM.

Bank BNP will utilize its network and ACOM's expertise to enhance consumer loan services. BTMU will use its risk management expertise to help strengthen Bank BNP's risk management practices.

The investment ratio at the end of the current consolidated fiscal year is 55.68% and 20.00% by ACOM and BTMU respectively.

(Social Contribution Activity)
We are seeking to make ACOM a familiar presence as a corporate citizen working in harmony with society by supporting following: cultural, artistic, and sports activities, consumer enlightenment and financial education, and social welfare through social contribution programs.

One recent step to address the increasingly serious issue of global warming has been to complement the activities of "Team-6%" by acquiring 5,000 tons CO_2-equivalent in trust beneficiary rights to emission credits in March, 2008. We will make voluntary conveyance of the acquired emissions credits to the Japanese government in next 5-year period.

(Loan Business)
In the loan business which is the Group's core activity, we have endeavored to transform into business model with the maximum lending interest rate of 18% as the base, and restoration of overall soundness of loan portfolio as the first priority. Using the marketing slogan, "Creating a renewed ACOM under new management structure," we have devised credit and interest rate policies responsive to both customer needs and changes in business conditions, focused on transactions with prime customers and worked harder to increase the number of new customer accounts to accelerate this process.

As part of such efforts, since April, 2007 we have dramatically reviewed the credit screening model for new contracts and operated under more strict contract standard. As a result, the number of unsecured consumer loans for the current consolidated fiscal year was 175 thousands (down 34.6% year-on-year). Nevertheless, due to the reduction in the maximum lending interest rate and expansion of internet loan application services through our alliance with eBANK Corporation which was launched in June, 2007, the number of new customer application surpassed that of previous fiscal year.

In addition to provision of loan product with lending interest rate of 7.7%, we will continue to restore the soundness of loan portfolio by further broadening our customer base through efficient and effective marketing and improved cooperation between the sales supervision and head office functions.

DC Cash One Ltd. (hereinafter, "DC Cash One"), one of consolidated subsidiaries, concentrated on efficient operation to improve profitability as well as improvement in credit screening model and enhancement of management structure. DC Cash One opened an SNS (Social Networking Service) site "Chizuru" as part of its brand strategies.

"EASY BUY Public Company Limited (hereinafter "EASY BUY")", our subsidiary in Kingdom of Thailand, has been working on improvement of quality of assets through improvement of credit screening model. EASY BUY is also working to augment its ability to attract new customers. As a result, the loans receivable showed an year-on-year increase of 49.7% to 74,735 million yen.

However, as voluntary waiver of repayments due to requests for interest repayments stayed at high level, and the number of new contracts fell below that of previous fiscal year, the consolidated loans receivable at the end of this fiscal year decreased by 151,393million yen to 1,480,917 million yen, resulting in interest on loans receivable of 324,249 million yen (down 11.9% year-on-year).

(Credit Card and Installment Sales Finance Business)
In the credit card business, the Group has continued sales promotion of credit cards mainly to its loan customers, as well as putting emphasis on effort to improve profitability of tie-up cards. Due to intensified competition, however, and judging from the factors such as the profitability of tie-up cards, ACOM has been gradually canceling tie-up partnerships with partners. In response to cancellation of tie-ups, those customers with tie-up credit cards are switching to ACOM's credit card. The number of consolidated cardholders at the end of this fiscal year decreased by 308 thousands while the consolidated transaction volume decreased by 11,475 million yen to 28,773 million yen compared to that of previous fiscal year.

In the installment sales finance business, which has been operated under AFRESH CREDIT CO., LTD. since April 1, 2007, we continued to improve both management of the existing member stores and management of assets as well as engaging in stronger sales promotion. As a result, its transaction volume was 22,776 million yen.

At the end of this fiscal year, the balance of consolidated installment accounts receivable fell by 20,906 million yen to 80,922 million yen, resulting in fees from the credit card business of 5,112 million yen (down 12.5% year-on-year) and fees from installment sales finance business of 6,229 million yen (down 26.9% year-on-year).

(Guarantee Business)
In the guarantee business, with prime objectives of expanding operational scale and improving profitability, ACOM has endeavored to expand operational scale through consulting to existing guarantee business partners and cultivating new business partners under close cooperation of its wholly-owned subsidiary, RELATES CO., LTD. During this fiscal year, ACOM entered into personal loan guarantee business in tie-up with BTMU, and commenced the guarantee business for unsecured consumer card loan, "BANQUIC" in November, 2007.

DC Cash One, on the other hand, has focused mainly on guarantee service of Super IC Card "Mitsubishi-Tokyo UFJ VISA" issued by BTMU. In order to enhance this business, DC Cash One has endeavored on improvements of efficiency through rearrangement of management system and enhancement of collection system.

As results of the above, consolidated guaranteed receivables showed an increase of 14,661 million yen to 120,639 million yen at the end of this fiscal year. This lead to fees from credit guarantee of 6,767 million yen (up 12.3% year-on-year), and operating income from guarantee business, including commissions for credit guarantee, was 10,565 million yen (up 14.3% year-on-year).

(Loan Servicing Business)
The loan servicing market is becoming more difficult. This is due to stronger competition, growing concerns about escalating purchase price for loans as disposal of bad debts by financial institutions entered into final stage, and concerns for prolonging collection periods caused by an increase in secured loans.

During the current consolidated fiscal year we have focused on improvement of profitability and financial standing and expansion of the Company's system for recovering small unsecured debts through "strengthened sales and collection" by reorganizing our collection branch and streamlining operations.

Compared to the previous fiscal year, the amount of consolidated purchased receivables collected increased by 2,240 million yen to 15,568 million yen (up 16.8% year-on-year) while the operating income of loan servicing business including the commissions was 17,026 million yen (up 23.1% year-on-year).

(B) Outlook for next full fiscal year
The business environment surrounding us is expected to continue to be tough for the coming future. Despite the foregoing expectation, we continuously exert our corporate-wide best efforts to realize "Best Partner for Life," a corporate image capable of acquiring great customer confidence and satisfaction through continuous expansion of our business fields and group-wide management reform under management policy of upcoming fiscal year.

With respect to the earnings forecast for next full fiscal year, it is expected that the consolidated operating income will amount to 325,000 million yen (down 14.4% year-on-year), income before extraordinary items 56,200 million yen (down 32.4% year-on-year), and net income to be 43,300 million yen (up 22.3% year-on-year).

(2)Analysis on Financial Position

(A) Assets, liabilities, and net assets

Compared to the end of previous consolidated fiscal year, total assets decreased by 170,324 million yen, while shareholder's equity showed an increase of 13,652 million yen at the end of this fiscal year. The ratio of shareholder's equity increased by 2.7 percentage points to 24.9%. Details of changes in assets, liabilities, and net assets are as follows:

(Assets)
Current assets decreased by 127,622 million yen while fixed assets decreased by 42,701

million yen. Major changes in current assets include: decreases in loans receivable by 151,393 million yen, installment accounts receivable by 20,906 million yen, deferred tax assets by 15,540 million yen, and increase in marketable securities by 39,009 million yen. Major changes in fixed assets include decrease of investment in marketable securities by 42,066 million yen.

(Liabilities)

With regard to the liabilities account, changes in current, fixed, and total liabilities were decreases by 18,997 million yen, 166,305 million yen, and 185,303 million yen respectively. Major changes include decrease of interest-bearing liabilities such as loans and straight bonds by 98,919 million yen, decrease of the allowance for loss on interest repayments by 115,200 million yen, and increase in deposits of banking business by 40,792 million yen.

(Net Assets)

Changes in the net assets account include increase in the shareholders' equity by 21,447 million yen as the earned surplus showed increase of 21,446 million yen, and decrease in securities valuation adjustments by 8,838 million yen. As a result, the net assets increased by 14,979 million yen.

(B) Status of cash flow during the this fiscal year

Cash and cash equivalents (hereinafter, "funds") at the end of this consolidated fiscal year increased by 5,838 million yen to 152,221 million yen. The changes in the respective cash flow and the reasons thereof are as follows:

(Cash flow from operating activities)

Funds from operating activities showed an increase of 126,183 million yen. Primary factors include: 63,376 million yen of net income before income taxes, a decrease of 115,200 million yen in the allowance for loss on interest repayments, 22,000 million yen of loss on revaluation of investments in marketable securities. Decrease in loans receivable and installment sales receivable also account for increase in funds by 157,541 million yen and 22,795 million yen, respectively.

(Cash flow from investing activities)

Funds from investing activities saw an increase of 8,250 million yen. This was primarily due to increase in funds by 9,979 million yen as sale of investment securities surpassed purchase of investment securities.

(Cash flow from financing activities)

Funds from financing activities saw decrease of 128,678 million yen. This was primarily because the total payment amount for repayments of interest-bearing debt and maturation of bonds exceeded the total amount of revenues resulting from proceeds from loans by 105,780 million yen, payments for deposit on redemption of straight bonds of 10,000 million yen, and dividend payments of 12,572 million yen.

(Cash flow forecast for next fiscal year)

With respect to the full-year cash flow for next fiscal year, the annual cash flow from our operating activities is estimated to show an increase of 43.0 billion yen reflecting factors such as management plans centering on loan business. The annual cash flow from investing activities is estimated to show a decrease of 1.0 billion yen due to the purchase of marketable securities. The annual cash flow from our financial activities is estimated to decline by 51.0 billion yen as a result of decreased interest-bearing liabilities. In total, the cash and cash equivalents at the end of the next fiscal year are estimated to show year-on-year decrease of 9.0 billion yen.

(3) Basic Policy on Profit Distribution and Dividend for this and next fiscal year

With regard to profit distribution to shareholders, it is our basic policy to attempt aggressive and continuous profit distribution with enhanced dividends, taking the economic and financial situation and our own performance into consideration.

Also, as a goal for returns to shareholders, the Group advocates a medium term plan "based on the targeted shareholders' equity ratio, aims at maintaining no less than 30% net income ratio against the total amount of treasury stock purchased, plus the dividend payments thereon, every fiscal year."

Based on basic policies mentioned above, the Group intends to pay year-end dividend of 50 yen per share, meaning annual dividend of 100 yen per share with interim dividend of 50 yen.

As for next fiscal year, we plan to pay interim dividend of 50 yen and year-end dividend of 50 yen, meaning 100 yen of annual dividend. Retained earnings will be allocated to strategic investments to enhance our business base, including the optimal relocation of business outlets, improvements to the business structure to achieve a low-cost operation system, and further development of new businesses.

(4) Business Risks

The following report on "business-related risks" details potential risks to the Group's operations based on our assumptions and views as of the submission date of this financial statement.

However, the following report does not include all potential risks. With future changes in economic and business conditions affecting the consumer finance industry, there may be new risks that arise from various uncertain factors.

Note, however, that forward-looking statements regarding business-related risks are based on our assumptions and views as of the submission date of this financial statement.

(A)Financial Results

The business performance of the Group may be influenced by changes, fluctuations and modifications – and the degree of these – in the each of the items (1) to (11) listed below.

(1) Changes in the overall consumer credit market

(2) Increase or decrease in number of customer accounts and average loan balance per customer accounts
(3) Reductions in the maximum legal interest rates applicable to the loan industry, as well as changes in judicial rulings and legal regulations applicable to the consumer finance industry
(4) Changes in average contracted interest rates received from customers
(5) Changes in number of requests for return of interest repayments, as well as amounts requested
(6) Competition with other companies
(7) Rate of default by customers
(8) The Company's ability to use credit databases to properly screen credit-related information about customers
(9) Japan's overall economic status
(10) The Company's ability to procure funds and costs involved
(11) Advertising and promotional expenses, personnel costs, and other expenses

(B) Legal Restrictions
The loan business (consumer finance business), which is the Group's core activity, is governed by the following laws: Money-lending Business Law (MBL) and the Acceptance of Contributions, Money Deposits, and Interest Law (ACMI). Our installment sales (credit card and installment sales finance businesses) are governed by the Law Concerning Installment Sales (LCIS). The aforementioned laws govern all aspects of their respective businesses.

(a) MBL and LCIS Regulations
Each Group company engaged in the loan business in Japan is registered as an eligible money lender pursuant to Article 3 of the MBL. The MBL stipulates several restrictions and also defines administrative punishments (suspension of all or part of operations, or revocation of the money lending license) and penalties for money lenders in violation of these provisions.

In addition, the LCIS requires a description of the terms and conditions of the transaction, the issue of a written document, and prevention of excessive purchasing beyond paying capacity, and stipulates penalties in violation of these provisions.

(b) Amendment of the MBL and the LCIS
With the "Law to Partially Amend the Regulations Governing Money Lending Business Law" going into effect on December 19, 2007, stronger regulations on actions, solicitations and collections were imposed on our industry. Within two and a half years from this date, subsequent amendments to the MBL will prohibit agreements on interest rates exceeding those stipulated in the Interest Rate Restriction Law (IRRL) and place restrictions on loans exceeding one-third of the annual income of customers. The lower yield from enforcement of these provisions is expected to reduce interest revenue and the stricter regulations on lending to decrease the Company's loans receivable.

Amendments are scheduled to be made to the LCIS that will require lenders to be more stringent in confirming customers' ability to make repayments and oblige them to exercise control over affiliated merchants. These amendments could have an impact on the business results of Group companies engaged domestically in credit card and installment sales finance businesses.

(C) Increase in Loss on Interest Repayments

The interest rates charged on some loan products by ACOM, in which customers entered into contracts before June 17, 2007, exceed the interest rate ceilings specified in the IRRL. In addition, several consumers have taken legal action against consumer finance companies, including ACOM, calling for a reimbursement of payments made, asserting that such payments do not meet a part of the requirements set forth in Article 43 of the MBL. In some recent court precedents, the plaintiffs' demands were accepted.

There are cases in which our customers (including agents, such as lawyers) request a reduction in the loan amount or reimbursement of excess interest paid, citing obligations for maximum interest rates under the IRRL. In such cases, ACOM is obliged to release the customer from the loan or reimburse payments. The costs of releasing customers from loans and reimbursing repayments (hereinafter referred to as "loss on interest repayments") have remained at high level as of the end of this consolidated fiscal year.

Due to the future potential for losses on interest repayments, further booking of the allowance for loss on interest repayments, and court rulings from lawsuits demanding refunds of interest paid that put the Company and other finance companies at a clear disadvantage, could have an impact on the Group's business performance.

(D) Fund Procurement

(a)Fund Procurement

The Group primarily secures the necessary funds for its operations and liabilities repayments through cash provided by operating activities, as well as financing activities such as borrowings from financial institutions, including banks and insurance companies, and direct financing from capital markets, including via bond issues. At the end of the year under review, 43.4% of the Group's outstanding interest-bearing liabilities had been resourced mainly from 10 banks and other financial institutions (excluding those from syndicate loans). While the Group has steadily diversified its funding resources in recent years, there is no assurance that its existing main banks and lenders will not change their current lending policy due to a potential reorganization of the financial industry in Japan or other factors. Furthermore, there is no assurance that capital markets will always be available as a reliable financing resource in the future.

The Group has not experienced significant difficulties in raising funds in recent years. However, if our credit rating was to be downgraded by a credit rating agency, this may cause an increase in interest costs and have a negative effect on our fund procurement capabilities in both the public and private placement bond markets. Such events would consequently have an influence on our business performance.

(b) Interest Rate on Fund Procurement

While interest rates on our fund procurement may fluctuate due to the market environment or other factors, our maximum lending interest rate is limited to 29.2%, according to rules stipulated by the ACMI, irrespective of fluctuations in interest rates on fund procurement.

In order to minimize interest-rate risks, the Group takes various measures, including the use of interest rate caps and swap contracts, and observes a policy of maintaining fixed-interest borrowings as a ratio of total borrowings at 80% or higher, to mitigate the influence of factors such as interest fluctuations. However, possible increases in interest rates may have a negative impact on our business performance in the future.

(E) Allowance for Bad Debts

Loans receivable and installment sales receivable constitute the majority of total assets of the Group. For this reason, we book an allowance for bad debts, based on the conditions of customers and the estimates of pledged collateral value at the end of the fiscal year.

An increase of payment delays and uncollected loans receivable might occur due to future changes in economic conditions, the market environment, and the social structure in Japan. There may also be increases in the number of individuals (including loan customers of the Group) pursuing remedies under legal guardianship pursuant to revisions in legislation, including the Bankruptcy Act, the Law Concerning Specific Conciliation, the Civil Rehabilitation Law, and the Judicial Scrivener Law. Such events may require further increases in the allowance for bad debts, which may have a negative effect on the business performance of the Group.

(F) Problem of Multiple Debtors

To address the problem of debtors who take out excessive loans or credit-card loans from multiple consumer credit companies, the Group is taking serious approaches. These approaches mainly consist of "Promotion of more effective consumer enlightenment activities," "Improvement of counseling functions for consumer loan customers," "Implementation of more rigorous credit administration," "Review of the content of advertisement," and "Disclosure of information."

Nevertheless, business performance of the Group may be negatively influenced in cases where the number of multiple debtors increases due to factors such as economic, employment, and market conditions in Japan or other external factors, which leads to an increase in the allowance for bad debts due to increase in uncollectible loans.

(G) Information Systems

For the purpose of creating new business, offering services to customers, and implementing effective business management, the Group is dependent on, and has increased its reliance on, internal and external information and technical systems. Many new customers have opened loan accounts through our MUJINKUN automatic contract machines, and many prefer to access their loan accounts through ATMs installed by ACOM and those of affiliated companies, to take advantage of the convenience of such facilities.

The Group is further increasing its reliance on cuttingedge software, systems, and networks for managing its retail outlet network, customers, and account data. We are also diversifying our IT systems in order to avoid the negative impact from potential damage or service interruption of communication networks, hardware and software arising from errors, natural disasters, power blackouts, computer viruses and similar events, as well as disruptions to support services from third parties, including telecommunications carriers and Internet providers. However, such disruptions, breakdowns, delays, or other interruptions to information or technical systems may result in a decline in the number of customers opening new accounts or payment delays on unpaid balances. These and other factors may lower the trust that consumers place in the Group and also disrupt its provision of services, which may have a negative effect on its business performance.

In addition, the Group has a backup center for general ledger system, in order to avoid the possibility of business interruptions. However, it is possible that the Group's business may be suspended in the event of a large scale natural disaster, such as earthquake or flood.

(H) Management of Personal Information

The Group, including the parent company and its main subsidiaries, are now regarded as businesses handling personal information as defined by the "Act on the Protection of Personal Information".

In the management of personal information, including customer information within the Group, we have ensured management and control structure under "Regulation for Protection of Personal Information" which includes policy for protection of personal information. ACOM was granted the "Privacy Mark" authorized by Japan Information Processing Development Corporation (JIPDEC).

As for the management of Computer Center, we have formulated rigorous safety measures for physical security, including controls on entering and leaving the Computer Center, and for information security, such as controlling access to computer systems. Moreover, we have acquired Information Security Management System (ISMS) certification for the operation and maintenance of the Computer Center.

However, if personal information is leaked to other people for any reason whatsoever, the negative effects may not be limited to a worsening of business performance arising from a decline in the reputation of the Group or compensation for damages. In the case of a violation of regulations concerning the handling of personal information, the Group may be also subjected to administrative recommendations, and orders.

(I) Business and Capital Alliance with Mitsubishi UFJ Financial Group, Inc.

In March, 2004, ACOM entered into a capital alliance agreement with Mitsubishi Tokyo Financial Group, Inc. (present, Mitsubishi UFJ Financial Group, Inc., hereinafter "MUFG"). In the event of future changes in the legal system governing banks, including a change in the Banking Law, it is possible that restrictions may be applied to certain business areas currently available to ACOM, its subsidiaries, or affiliate companies when a certain ratio or more of ACOM's total outstanding shares is held by the bank.

Moreover, if a competitor concludes a similar business and capital alliance agreement with a bank or financial institution, the Group may face more intense competition depending on the nature of such alliance.

(J) Investments

To date, the ACOM Group has stepped up its entry into new markets and broadened the scale of its involvement in the consumer credit market, including through the formation of joint ventures. Since the prospect of obtaining profits from such investments is uncertain, there is no assurance that the Group will be able to set up or expand new joint businesses successfully. The Group regularly reviews the profitability and growth potential of each business. It is possible that such reviews may prompt us withdraw from new joint businesses or reduce allocation of human and other resources to such businesses in the future. In the case where a joint business falls short of its profit target, there is a risk that the Group may not be able to recoup its existing investments.

In addition, in the event that the price of equity securities held by the Group drops substantially, there is a possibility that losses may be incurred, which could potentially affect the Group's business results and perhaps reduce its owner's equity ratio.

(K) Sale of ACOM Shares Held by the Chairman, President & CEO, and Family Members

Kyosuke Kinoshita, Chairman of ACOM, and Shigeyoshi Kinoshita, President & CEO of ACOM, in conjunction with other family members and associated companies, own approximately 40% of the total outstanding shares of the Company. If these shareholders sell part of their holdings in the future, there is the possibility that the share price of ACOM will be negatively affected due to increased supply of Company shares in the market.

(L) ACOM Shares Held by the Chairman, President & CEO, and Family Members

Since the Kinoshita family and relatives own or control approximately 40% of the total outstanding shares of ACOM, they may assert a dominant influence on important decision-making that will impact the business activities of the Company. These include significant business transactions, such as transfer of the controlling stake in the Company, restructuring of business operations, investment in other businesses or assets, and the terms and conditions of future fund procurement activities.

2. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 19 subsidiaries (including investment partnerships), and 2 other related companies as well as 3 subsidiaries of other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance business, guarantee business, loan servicing business and banking business. Other business lines include rental business, real estate-related business, back-office clerical work entrusted business, and insurance agency business. The following table explains the positioning of each group company.

Segment		Company Name	Business Outline	Classification
Financial Service Businesses	Loan Business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	—
		DC Cash One Ltd.	Unsecured loan business	Consolidated subsidiary
		EASY BUY Public Company Limited	Unsecured loan business in Thailand	
	Credit Card Business	ACOM CO., LTD.	Credit card business of which the principal commodity is MasterCard®	—
	Installment Sales Finance Business	AFRESH CREDIT CO., LTD.	Installment sales finance business	Consolidated subsidiary
		EASY BUY Public Company Limited	Hire purchase business in Thailand	
	Guarantee Business	ACOM CO., LTD.	Guarantee business for personal loan of banks, etc.	—
		DC Cash One Ltd.		Consolidated subsidiary
	Loan Servicing Business	IR Loan Servicing, Inc.	Loan recovery (servicing) business	
		Yugensekinin-Chukanhojin Mirai Capital	Loan recovery (servicing) business (Special Purpose Company)	
		Power Investments LLC		
	Banking Business	PT. BANK NUSANTARA PARAHYANGAN Tbk.	Banking business in Republic of Indonesia	
	Others	RELATES CO., LTD.	Entrusted with call center functions of banks, etc.	
		AC Ventures Co., Ltd.	Development, investment, promotion and support of venture companies	
Other Businesses	Rental Business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Real estate-related, interior design, construction of service outlets, and maintenance of buildings and other properties	
		AB PARTNER CO., LTD.	Back-office clerical work services and insurance agency services	
		ACOM (U.S.A.) INC.	—	
Other Related Company		Mitsubishi UFJ Financial Group, Inc.	Bank holding company	Other related company
		Mitsubishi UFJ Trust and Banking Corporation	Trust bank business	Subsidiary of other related company
		Mitsubishi UFJ Securities Co., Ltd.	Securities business	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD. succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.

2. ACOM CO., LTD acquired 2,160 shares of IR Loan Servicing, Inc. (ratio of total voting right: 20%) from RISA Partners, Inc. on February 21, 2008 and made IR Loan Servicing, Inc. a wholly owned subsidiary. Concurrently, Yugensekinin-Chukanhojin Mirai Capital and Power Investments LLC, which are subsidiaries of IR Loan Servicing, Inc., also became wholly owned subsidiaries.

3. ACOM CO., LTD. acquired 55.41% of issued shares of PT. BANK NUSANTARA PARAHYANGAN Tbk., and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March 2008 is 55.68%.

4. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD. and changed its corporate name into JLA INCORPORATED on April 1, 2007.

5. AC Ventures Sixth Investment Partnership was established on July 25, 2007 as a investment partnership.

6. Due to the merger with UFJ NICOS Co., Ltd., (present, Mitsubishi UFJ Nicos Co., Ltd.) as of April 1, 2007, DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.; for a reason of drop in possessed proportion of right to vote.

7. ACOM (U.S.A.) INC. suspended its operation; therefore, outline of its business is omitted above.

Diagram of Business of ACOM Group


Customers
Loan business
Credit card business
Guarantee business
ACOM
Loan business and guarantee business
DC Cash One Ltd.
(Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Installment sales finance business
AFRESH CREDIT CO., LTD.
(Consolidated subsidiary)
Loan servicing business
IR Loan Servicing, Inc.
(Consolidated subsidiary)
RELATES CO., LTD.
(Consolidated subsidiary)
Entrusted with call center functions of guarantee business partner
AC Ventures Co., Ltd.
(Consolidated subsidiary)
Comprehensive rental business
ACOM RENTAL CO., LTD.
(Consolidated subsidiary)
JLA INCORPORATED
(Consolidated subsidiary)
Lease and management of real estate
Interior design, construction of service outlets
Maintenance of building and other properties
AB PARTNER CO., LTD.
(Consolidated subsidiary)
Back-office clerical work entrusted business
Insurance agency services
Hire purchase business and loan business
EASY BUY Public Company Limited
(Consolidated subsidiary)
Banking business in Republic of Indonesia
PT. BANK NUSANTARA PARAHYANGAN Tbk. (Consolidated subsidiary)
Mitsubishi UFJ Financial Group, Inc.
(Other related company)
Mitsubishi UFJ Trust and Banking Corporation
(Subsidiary of other related company)
Mitsubishi UFJ Securities Co., Ltd.
(Subsidiary of other related company)
Maruito Shokusan Co., Ltd.
(Other related company)
Maruito Shoten Co., Ltd.
(Subsidiary of other related company)

Note: 1. ACOM (USA) INC. suspended its operation, therefore, it is eliminated from the diagram.
2. Investment Partnerships are omitted as they operate funds.
3. This diagram doesn't include both Yugensekinin-Chukanhojin Mirai Capital and Power Investments LLC, established as Special Purpose Companies.

3. Management Policy

(1) Basic management policy

The Group was founded under the motto "Extending the feeling of confidence from person to person," in which we place our corporate philosophy of "Serving humanity," "Putting the customer first," and "Creative and innovative management," to deepen mutual trust between all stakeholders and achieve growth in concert with society in accordance with the following basic policy:

(A) Provide services that customers really demand, and establish a corporate brand image that inspires confidence and trust, through a society-oriented approach to business characterized by rigorous compliance.

(B) Comply faithfully with the revised MBL, and rebuild the foundations of our business to ensure stable, long-term growth under the new legal framework.

(C) Transform our business model into one that facilitates sweeping cost reductions, and enhance our cost competitiveness.

Management Policy for the fiscal year March 2008 (ACOM, for reference purposes)

- Ensure compliance structure
- Put the customer first
- Reinforcement of sales strength
- Accelerating the improvement of loan portfolio
- Promotion of efficiency
- Enhancement of nurturing personnel and materialization of individual growth

(2) Target indicators

The Group has adopted a series of target indicators intended to guide it toward the achievement of higher shareholder value and the continuation of stable business management. In this context, special emphasis is placed on return on equity (ROE), return on assets (ROA) and shareholders' equity ratio. Similarly, the Group is also intent on improving other indicators such as the ratio of income before extraordinary items to total assets, the ratio of income before extraordinary items to operating income, and net income per share.

(3) Medium-to-long-term corporate management strategies

The business environment surrounding the Group is expected to continue to be harsh due to structural changes in our society as represented by the declining birthrate and the aging population, intensifying competition, amendment to applicable laws and regulations, etc. Under these circumstances, the Group has set up its corporate image for the medium term as the "Best Partner for Life," and will be aiming to develop its operations across the entire retail finance market, and establish itself as a corporate group that gains the highest satisfaction and confidence from its customers through advanced comprehensive financial services.

The Group also intends to broaden and develop its diversified financial business lines, such as new financial business generated from business alliances with MUFG Group, business expansion toward other Asian countries, and call center operation business. Its accumulated technologies and expertise concerning consumer finance, IT technologies for channel development and cost saving methods through centralization of businesses will work as effective weapons for the accomplishment of the aforementioned objectives and will serve for the development of the Group's medium-term growth potential.

(4) Problems to be tackled

In order to respond properly to the changes in the law and our operating environment, the Group aims to step up compliance, enhance efficiency through the radical reform of its cost structure, and strengthen its marketing and service. To achieve these goals, we will reform our operations to build a new loan business model that reflects conditions after the revisions to the law relating to money-lending, work to secure stable profits over the long term, and build a foundation for growth in this new era.

4.Consolidated Financial Statements

(1)Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2007)		This consolidated fiscal year (As of March 31, 2008)		Change	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
		%		%		%
(Assets)						
I. Current Assets	1,878,763	92.5	1,751,141	94.1	(127,622)	(6.8)
Cash and time deposits	93,418		85,916		(7,502)	(8.0)
Trade notes and accounts receivable	398		381		(16)	(4.2)
Loans receivable	1,632,310		1,480,917		(151,393)	(9.3)
Loans receivable of banking business	–		20,078		20,078	–
Installment accounts receivable	101,829		80,922		(20,906)	(20.5)
Marketable securities	35		39,044		39,009	–
Operational investment securities	3,641		3,641		(0)	(0.0)
Trading securities	–		1,103		1,103	–
Inventories	2,330		1,388		(942)	(40.4)
Purchased receivables	25,788		30,638		4,850	18.8
Deferred tax assets	60,597		45,056		(15,540)	(25.6)
Short-term loans	52,965		45,465		(7,499)	(14.2)
Other current assets	32,120		34,518		2,397	7.5
Allowance for bad debts	(126,671)		(117,932)		8,738	(6.9)
II. Fixed Assets	153,065	7.5	110,364	5.9	(42,701)	(27.9)
Tangible fixed assets	49,208	2.4	46,342	2.5	(2,865)	(5.8)
Buildings and structures	17,079		15,272		(1,807)	(10.6)
Vehicles and delivery equipment	7		27		19	247.4
Equipment and furniture	15,230		14,072		(1,158)	(7.6)
Land	16,890		16,970		80	0.5
Intangible fixed assets	1,204	0.1	4,393	0.2	3,188	264.8
Goodwill	–		3,439		3,439	–
Leasehold	216		216		–	–
Telephone rights	983		732		(250)	(25.5)
Other intangible fixed assets	5		4		(0)	(1.7)
Investments and other assets	102,653	5.0	59,628	3.2	(43,024)	(41.9)
Investments in securities	81,930		39,864		(42,066)	(51.3)
Long-term loans	1,000		–		(1,000)	–
Deferred tax assets	1,147		1,340		192	16.8
Guaranty money deposited	9,874		9,492		(381)	(3.9)
Prepaid pension expenses	2,310		3,849		1,538	66.6
Other investments	8,517		7,032		(1,484)	(17.4)
Allowance for bad debts	(2,126)		(1,950)		176	(8.3)
Total Assets	2,031,829	100.0	1,861,505	100.0	(170,324)	(8.4)

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (As of March 31, 2007) Amount	Composition Ratio	This consolidated fiscal year (As of March 31, 2008) Amount	Composition Ratio	Change Amount	Percentage
		%		%		%
(Liabilities)						
I. Current liabilities	375,037	18.5	356,040	19.1	(18,997)	(5.1)
Notes and accounts payable	4,003		1,908		(2,094)	(52.3)
Short-term loans	73,717		55,669		(18,048)	(24.5)
Current portion of long-term loans	197,410		192,368		(5,042)	(2.6)
Commercial paper	40,000		—		(40,000)	—
Current portion of bonds and notes	30,000		40,000		10,000	33.3
Deposits of banking business	—		40,792		40,792	—
Accrued income taxes	502		1,099		597	119.1
Allowance for loss on debt guarantees	1,961		2,192		230	11.7
Deferred income on installment sales	7,519		5,344		(2,174)	(28.9)
Other current liabilities	19,924		16,664		(3,259)	(16.4)
II. Fixed liabilities	1,199,626	59.0	1,033,321	55.5	(166,305)	(13.9)
Straight bonds	240,230		243,956		3,726	1.6
Long-term loans	450,037		400,481		(49,555)	(11.0)
Deferred tax liabilities	14,730		10,509		(4,220)	(28.7)
Allowance for employees' retirement benefits	116		197		80	69.5
Allowance for directors' and corporate auditors' retirement benefits	831		771		(59)	(7.1)
Allowance for loss on interest repayments	490,000		374,800		(115,200)	(23.5)
Other fixed liabilities	3,681		2,603		(1,078)	(29.3)
Total liabilities	1,574,664	77.5	1,389,361	74.6	(185,303)	(11.8)
(Net assets)						
I. Shareholders' equity	437,342	21.5	458,789	24.6	21,447	4.9
Common stock	63,832	3.1	63,832	3.4	—	—
Capital surplus	76,010	3.7	76,010	4.1	(0)	(0.0)
Earned surplus	316,007	15.6	337,454	18.1	21,446	6.8
Treasury stock	(18,508)	(0.9)	(18,507)	(1.0)	1	(0.0)
II. Valuation and translation adjustments	12,730	0.7	4,935	0.3	(7,795)	(61.2)
Securities valuation adjustment	13,338	0.7	4,500	0.3	(8,838)	(66.3)
Deferred gains (losses) on hedges	(0)	(0.0)	—	0.0	0	—
Foreign currency translation adjustments	(607)	(0.0)	435	0.0	1,043	—
III. Minority interests	7,091	0.3	8,419	0.5	1,327	18.7
Total net assets	457,165	22.5	472,144	25.4	14,979	3.3
Total liabilities and net assets	2,031,829	100.0	1,861,505	100.0	(170,324)	(8.4)

(2) Consolidated Income Statements

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)		This consolidated fiscal year (From April 1, 2007 to March 31, 2008)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	423,652	100.0	379,706	100.0	(43,945)	(10.4)
Interest on loans receivable	367,923		324,249		(43,673)	(11.9)
Fees from credit card business	5,845		5,112		(732)	(12.5)
Fees from installment sales finance business	8,515		6,229		(2,286)	(26.9)
Fees on guaranteed loans receivable	6,028		6,767		738	12.3
Collection of purchased loans receivable	13,328		15,568		2,240	16.8
Other financial income	174		477		302	173.4
Sales	10,513		9,134		(1,378)	(13.1)
Other operating income	11,322		12,167		844	7.5
II. Operating expenses	508,755	120.1	298,054	78.5	(210,700)	(41.4)
Financial expenses	20,705	4.9	20,892	5.5	187	0.9
Cost of purchased loans receivable	8,114	1.9	9,769	2.6	1,655	20.4
Cost of sales	7,497	1.8	6,269	1.6	(1,228)	(16.4)
Other operating expenses	472,438	111.5	261,123	68.8	(211,314)	(44.7)
Operating profit	(85,102)	(20.1)	81,651	21.5	166,754	–
III. Non-operating income	3,346	0.8	1,753	0.5	(1,592)	(47.6)
Interest income	342		84		(258)	(75.3)
Dividends received	965		690		(274)	(28.5)
Net gain in affiliates by the equity method	821		–		(821)	–
Rent from Company's residence	508		410		(97)	(19.3)
Other non-operating income	708		568		(140)	(19.8)
IV. Non-operating expenses	187	0.0	284	0.1	97	51.9
Interest expenses	0		–		(0)	–
Loss on investments in investing business association	49		42		(6)	(14.2)
Foreign currency loss	48		155		107	223.0
Other non-operating expenses	90		87		(2)	(3.2)
Income before extraordinary items	(81,944)	(19.3)	83,120	21.9	165,065	–
V. Extraordinary income	252	0.0	3,975	1.0	3,722	–
Gains on sale of fixed assets	5		26		21	374.8
Gains on sales of investment in marketable securities	210		3,944		3,733	–
Gains on maturity of investment trusts	35		–		(35)	–
Other extraordinary income	0		4		3	–
VI. Extraordinary losses	350,871	82.8	23,719	6.2	(327,152)	(93.2)
Loss on sale of fixed assets	78		133		54	69.5
Loss on disposal of fixed assets	364		847		482	132.5
Impairment loss	8		162		154	–
Loss on sale of investments in securities	18		124		105	562.6
Loss on revaluation of investments in marketable securities	14,794		22,000		7,206	48.7
Loss on liquidation of investments in securities	–		59		59	–
Special provision for loss on interest repayments	317,061		–		(317,061)	–
Group management restructuring expenses	17,982		–		(17,982)	–
Other extraordinary losses	562		390		(171)	(30.5)
Income before income taxes	(432,563)	(102.1)	63,376	16.7	495,939	–
Income taxes(corporation tax, inhabitants' tax, and enterprise tax)	17,388	1.1	1,340	7.3	(16,047)	484.8
Prior fiscal year corporate taxes, etc.	–		9,093		9,093	
Deferred income taxes	(12,635)		17,365		30,000	
Gains on minority interests in consolidated subsidiaries	655	0.2	170	0.1	(484)	(74.0)
Net income	(437,972)	(103.4)	35,406	9.3	473,378	–

(3) Summarized Consolidated Statement of Changes in Net Assets

Prior Consolidated Accounting Period (From April 1, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	63,832	76,020	776,021	(18,538)	897,334
Changes during the accounting period					
Dividends from surplus (note)			(11,003)		(11,003)
Dividends from surplus			(11,003)		(11,003)
Bonuses to directors (note)			(34)		(34)
Net income (loss) for the accounting period			(437,972)		(437,972)
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(9)		30	21
Total changes during the accounting period	–	(9)	(460,013)	30	(459,992)
Balance as of March 31, 2007	63,832	76,010	316,007	(18,508)	437,342

	Valuation and translation adjustments				Minority interest	Total net assets
	Securities valuation adjustment	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	31,886	–	(1,498)	30,387	4,873	932,595
Changes during the accounting period						
Dividends from surplus (note)						(11,003)
Dividends from surplus						(11,003)
Bonuses to directors (note)						(34)
Net income (loss) for the the accounting period						(437,972)
Acquisition of treasury stock						(0)
Disposal of treasury stock						21
Net changes of items other than shareholders' equity during the accounting period	(18,547)	(0)	891	(17,656)	2,218	(15,437)
Total changes during the accounting period	(18,547)	(0)	891	(17,656)	2,218	(475,430)
Balance as of March 31, 2007	13,338	(0)	(607)	12,730	7,091	457,165

Note: Items represent disposal of retained earnings at the Annual Shareholders' Meeting in June 2006.

This Consolidated Accounting Period (From April 1, 2007 to March 31, 2008)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	63,832	76,010	316,007	(18,508)	437,342
Changes during the accounting period					
Dividends from surplus			(12,575)		(12,575)
Net income for the accounting period			35,406		35,406
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		1	0
Decrease in the earned surplus amount due to a decrease in the number of unconsolidated affiliates accounted for under equity method			(1,384)		(1,384)
Total changes during the accounting period	–	(0)	21,446	1	21,447
Balance as of March 31, 2008	63,832	76,010	337,454	(18,507)	458,789

	Valuation and translation adjustments					
	Securities valuation adjustment	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interest	Total net assets
Balance as of March 31, 2007	13,338	(0)	(607)	12,730	7,091	457,165
Changes during the accounting period						
Dividends from surplus						(12,575)
Net income for the accounting period						35,406
Acquisition of treasury stock						(0)
Disposal of treasury stock						0
Decrease in the earned surplus amount due to a decrease in the number of unconsolidated affiliates accounted for under equity method						(1,384)
Net changes of items other than shareholders' equity during the accounting period	(8,838)	0	1,043	(7,795)	1,327	(6,467)
Total changes during the accounting period	(8,838)	0	1,043	(7,795)	1,327	14,979
Balance as of March 31, 2008	4,500	–	435	4,935	8,419	472,144

(4)Consolidated statements of cash flows

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)	Change
	Amount	Amount	Amount
I. Operating activities:			
Income before income taxes	(432,563)	63,376	495,939
Depreciation and amortization	4,085	3,641	(444)
Impairment loss	8	162	154
Amortization of goodwill	—	838	838
(Decrease) increase in allowance for bad debts	(3,802)	(9,774)	(5,972)
(Decrease) increase in allowance for loss on guaranteed receivables	314	230	(83)
(Decrease) increase in allowance for loss on interest repayments	466,300	(115,200)	(581,500)
(Decrease) increase in allowance for employees' retirement benefits	(234)	38	273
(Decrease) increase in allowance for directors' and statutory auditors' retirement benefits	(20)	(59)	(38)
Non-operating interest and dividends income	(1,308)	(775)	532
Non-operating interest expense	0	—	(0)
Bond issuance expenses	331	255	(75)
(Gain) loss on foreign currency exchanges	(17)	101	119
(Gain) loss on investments in equity-method	(821)	—	821
(Gain) loss on sales of tangible fixed assets	11	(21)	(33)
Loss on disposal of tangible fixed assets	364	847	482
(Gain) loss on sales of investments in securities	(191)	(3,819)	(3,627)
Loss on revaluation of investments in marketable securities	14,794	22,000	7,206
Loss on liquidation of investments in marketable securities	—	59	59
Decrease (increase) in notes and accounts receivable	34	88	54
Decrease (increase) in loans outstanding	76,428	157,541	81,112
Decrease (increase) in installment sales receivables	33,433	22,795	(10,638)
Decrease (increase) in operational investment securities	(708)	0	708
Decrease (increase) in inventories	1,779	658	(1,120)
Decrease (increase) in purchased receivables	(8,364)	(4,850)	3,513
Decrease (increase) in other current assets	(1,050)	2,428	3,479
Decrease (increase) in prepaid pension expenses	(643)	(1,538)	(894)
(Decrease) increase in notes and accounts payable	(807)	(2,193)	(1,386)
(Decrease) increase in deferred income on installment sales	(4,810)	(2,518)	2,292
(Decrease) increase in other current liabilities	5,105	(4,529)	(9,634)
Bonus paid to directors	(34)	—	34
(Decrease) increase in other operating activities	(195)	(374)	(178)
Subtotal	147,416	129,411	(18,004)
Non-operating interest and dividends received	1,393	775	(617)
Non-operating interest paid	(0)	—	0
Income taxes refunded	—	6,128	6,128
Income taxes paid	(48,864)	(1,075)	47,788
Prior fiscal year corporate taxes, etc. paid	—	(9,055)	(9,055)
Net cash provided by operating activities	99,944	126,183	26,239

(Millions of yen)

Subject \ Term	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount	This consolidated fiscal year (From April 1, 2007 to March 31, 2008) Amount	Change Amount
II. Investing activities:			
Additions to time deposit	–	(623)	(623)
Maturity of time deposit	–	200	200
Purchase of marketable securities	–	(600)	(600)
Proceeds from sale of marketable securities	595	200	(395)
Purchase of tangible fixed assets	(2,211)	(1,128)	(1,083)
Proceeds from sale of tangible fixed assets	166	62	(103)
Purchase of investment securities	(257)	(3,032)	(2,775)
Proceeds from sale of investment securities	1,218	13,012	11,793
Net proceeds (payments) for acquisition of consolidated subsidiaries	–	(1,298)	(1,298)
Acquisition of additional shares of consolidated subsidiaries	–	(1,257)	(1,257)
Proceeds from collection of loans	–	1,000	1,000
Increase in other investments	(659)	(355)	304
Decrease in other investments	1,454	2,067	612
Increase (decrease) in other investment activities	1	3	1
Net cash provided by (used in) investing activities	308	8,250	7,941
III. Financing activities:			
Proceeds from short-term loans	343,712	280,530	(63,182)
Repayments of short-term loans	(324,177)	(300,132)	24,045
Proceeds from issue of commercial paper	210,000	–	(210,000)
Payments for redemption of commercial paper	(220,000)	(40,000)	180,000
Proceeds from issue of straight bonds	59,898	42,210	(17,687)
Payments for redemption of straight bonds	(55,000)	(30,000)	25,000
Payments for deposit on redemption of straight bonds	–	(10,000)	(10,000)
Proceeds from deposit on redemption of straight bonds	10,000	–	(10,000)
Proceeds from long-term debt	174,732	143,132	(31,599)
Repayments of long-term debt	(230,310)	(201,521)	28,789
Gains on disposal of treasury stock	21	0	(20)
Payments for purchase of treasury stock	(0)	(0)	0
Cash dividends paid by the Company	(22,012)	(12,572)	9,439
Increase (decrease) in other financing activities	(328)	(325)	2
Net cash used in financing activities	(53,464)	(128,678)	(75,214)
IV. Effect of exchange rate change on cash and cash equivalents	744	82	(662)
V. Increase (decrease) in cash and cash equivalents	47,533	5,838	(41,695)
VI. Cash and cash equivalents at the beginning of the year	97,399	146,383	48,984
VII. Increase in cash and cash equivalents due to inclusion of new consolidated subsidiaries	1,450	–	(1,450)
VIII. Cash and cash equivalents at the end of the year	146,383	152,221	5,838

(5) Significant Items Relating to the Preparation of Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 19

For the names of consolidated subsidiaries, please refer to the section entitles "2. State of Business Group."

AC Ventures Sixth Investment Partnership became consolidated subsidiary in this consolidated fiscal year as it was newly composed on July 25, 2007.

PT. BANK NUSANTARA PARAHYANGAN Tbk. became a consolidated subsidiary in this consolidated fiscal year as we acquired its shares on December 17, 2007. As the deemed stock-purchase date is the same date of its settlement date and a difference of the end of our consolidated fiscal year does not exceed three months, only its balance sheet was for consolidated financial results.

JLA INCORPORATED and ABS CO., LTD., which were consolidated subsidiaries until the prior consolidated fiscal year, merged with ACOM ESTATE CO., LTD. as of April 1, 2007. ACOM ESTATE CO., LTD. changed its corporate name into JLA INCORPORATED.

ACOM FUNDING CO., LTD. which was a consolidated subsidiary until the prior consolidated fiscal year, is excluded from consolidated subsidiaries as it was dissolved during the prior consolidated fiscal year.

(B) Application of the equity-method

There is no equity-method-affiliate.

DC Card Co., Ltd., which was an equity-method-affiliate in prior consolidated fiscal year, merged with Mitsubishi UFJ NICOS Co., Ltd. as of April 1, 2007. This merger resulted in decrease of ACOM's ownership of voting rights to the point where DC Card Co., Ltd. was not qualified as an affiliate any longer. Therefore it is no longer accounted under equity method.

(C) Matters relating to fiscal year, etc. of consolidated subsidiaries

Settlement date of the following consolidated subsidiaries ends on December 31:

ACOM (U.S.A.) INC.
EASY BUY Public Company Limited
PT. BANK NUSANTARA PARAHYANGAN Tbk.
Yugensekinin-Chukanhojin Mirai Capital
Power Investments LLC
MTBC First Investment Partnership
MTBC Second Investment Partnership
MTBC Third Investment Partnership
AC Ventures Fourth Investment Partnership
AC Ventures Sixth Investment Partnership

Settlement date of the following consolidated subsidiaries ends on February 29:

AC Ventures Fifth Investment Partnership

Consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of significant assets

(1) Marketable securities

Marketable securities for trading purposes ... Market value (Cost of securities sold is computed using the moving average method.)

Securities held to maturity ... Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the fiscal year
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(2) Derivative transactions

Swap transaction ... Market value

(3) Inventories

Purchased receivables ... Cost on an individual specified cost basis

Merchandise

Paintings ... Cost on an individual specified cost basis

Others merchandise ... Mainly cost based on the last purchase price method

Miscellaneous items ... Mainly cost based on the first-in first-out method

(b) Depreciation of significant property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries ... Mainly declining balance method

At overseas consolidated subsidiaries ... Straight-line method

(Depreciable life)

Buildings and structures ... 2 to 49 years

Vehicles and delivery equipment ... 6 to 8 years

Equipment and furniture ... 2 to 20 years

(Additional information)

In association with the reform of the corporation tax law, tangible fixed assets of which depreciation had been completed up to the allowable limit of 5% from among fixed assets acquired before March 31, 2007 based on the former corporation tax law, residual values have been amortized in equal installments over the five-year period in depreciation expenses from the next consolidated fiscal year when amortization of each assets was completed. Due to such change, our operating profit, income before extraordinary items and net income before income tax each decreased by 123 million yen.

(2) Intangible fixed assets ... Straight-line method

(3) Long-term prepaid expenses ... Amortized in equal installments

(4) Deferred assets

Bond issue expenses ... Amortized over the redemption period

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing for bad debts, the Company and its consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(2) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed receivables, the Company and its consolidated subsidiaries make an allowance as necessary having considered the likelihood of losses at the end of this consolidated fiscal year.

(3) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this consolidated fiscal year.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

(4) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(5) Allowance for loss on interest repayments

In order to prepare for potential loss on interest repayments in the future, The Company estimates and provides a reasonable amount of allowance for loss on interest repayments in consideration of the past actual results and the latest conditions of such interest repayments.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the financial statements of consolidated companies on which consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for significant lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for significant hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted. Interest-rate swaps and currency swaps which meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements

Items hedged ... Loans with variable interest rates and straight bonds

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and its consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans and straight bonds. The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans. Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Rate Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed receivables ... Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements.

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Matters relating to evaluation of consolidated subsidiaries' assets and liabilities

The market value method applies to the evaluation of consolidated subsidiaries' assets and liabilities, over-all.

(F) (Amortization of goodwill and negative goodwill)

Goodwill and negative goodwill are amortized in equal installments over the 5 year period. However, those goodwill and negative goodwill which are fairly immaterial are amortized in full in the consolidated fiscal year in which they arise.

(G) Matters relating to treatment of profit appropriation, etc.

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Changes in Significant Items Relating to the Preparation of Consolidated Financial Statements

(Change in accounting policies)

<Changes in the depreciation method>

In association with the reform of the corporation tax law, since this consolidated fiscal year the depreciation method based on the amended corporation tax law has been applied to the tangible fixed assets acquired after April 1, 2007.

Due to such change, our consolidated operating income, income before extraordinary items and net income before income tax each decreased by 21 million yen.

(Changes in disclosure method)

<Consolidated balance sheet>

Certificate of deposit, which were included in "Cash and time deposits" in the prior consolidated fiscal year is now included in "Marketable securities" based on "The Practical Standard for the Accounting related to Financial Products (Accounting Practice Committee Report No.14, July 4, 2007.)"

Incidentally, the balance of certificate of deposit for prior consolidated fiscal year and this consolidated fiscal year were 21,740 million yen and 25,170 million yen respectively.

(7) Notes to Consolidated Financial Statements

Notes to Consolidated Balance Sheets

Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
1. Cumulative depreciation of tangible fixed assets (Millions of yen) 46,508	1. Cumulative depreciation of tangible fixed assets (Millions of yen) 47,997
2. Value of affiliated company stock in investment securities (Millions of yen) 10,340	2. ---
3. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 211,371 <21,257> [21,934] (2) Secured liabilities Current portion of long-term loans 105,432 <14,597> [7,960] Long-term loans 91,951 <6,657> [−] Total 197,383 <21,254> [7,960] Figures in brackets "<>"represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	3. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 96,964 <6,660> (2) Secured liabilities Current portion of long-term loans 67,993 <5,727> Long-term loans 28,958 <930> Total 96,951 <6,657> Figures in brackets "<>"represent amounts engaged in transferring assignment of claims.
4.---	4. Cash and time deposits includes 3,523 million yen of reserve for deposit of consolidated subsidiary based on regulations of Bank Indonesia.
5. Bills matured on the last day of the consolidated accounting period As to accounting procedures for bills matured on the last day of the consolidated accounting period, they were settled on the date of clearance. However, the last day of the current consolidated accounting period fell on a banking holiday, therefore, 4 million yen of trade note receivables that matured on the last day of the consolidated accounting period are included in the balance at the end of the consolidated accounting period.	5. ---
6. Contingent liabilities Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 105,977 Allowance for loss on guaranteed receivables 1,961 Net 104,015	6. Contingent liabilities (1) Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 120,639 Allowance for loss on guaranteed receivables 2,192 Net 118,446 (2) Guarantees given of banking business (Millions of yen) 279

Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
7. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 905,420 million yen at the end of the accounting period. This included a total of 653,978 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever beingused. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer'scredit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determinethe credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	7. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 906,575 million yen at the end of the accounting period. This included a total of 640,446 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit line contracts lapse without ever beingused. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer'scredit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determinethe credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
8. ---	8. Commitment line contracts for loans receivable of banking business The consolidated subsidiary PT.BANK NUSANTARA PARAHYANGAN Tbk. has concluded a savings overdraft agreement pledging to lend funds up to an established limit when such financing is requested by a customer (as long as this lending does not violate conditions stipulated in the agreements) and a commitment line agreement on loans. The balance of undrawn lines of credit based on these agreements is 7,889 million yen as of the end of this consolidated fiscal year. A certain portion of revolving credit line contracts lapse without ever beingused. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer'scredit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determinethe credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.

Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)

Prior consolidated fiscal year (As of March 31, 2007)

9. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,246 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 65,333 million yen. Under the policies stipulated in Japan's tax laws, 20,705 million yen of this amount would be classified as loans overdue by three months or more, 9,571 million yen as restructured loans and 35,057 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law.

That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,050) 7,050	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(21,034) 86,368	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(22,351) 1,645	Loans other than the above that are overdue by three months or more.
Restructured loans	(63,959) 54,388	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(114,396) 149,453	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

This consolidated fiscal year (As of March 31, 2008)

9. Status of bad debts of loans receivable

Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,038 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 61,644 million yen. Under the policies stipulated in Japan's tax laws, 18,615 million yen of this amount would be classified as loans overdue by three months or more, 12,072 million yen as restructured loans and 30,956 million yen as loans no longer in arrears.

Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law.

That of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(5,806) 5,806	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(19,866) 81,511	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(22,042) 3,426	Loans other than the above that are overdue by three months or more.
Restructured loans	(57,724) 45,652	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(105,439) 136,396	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
10. Financial assets received as freely disposable securities The Company and some of its consolidated subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 52,965 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 52,930 million yen	10. Financial assets received as freely disposable securities The Company and some of its consolidated subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 45,465 million yen Market value of marketable securities purchased at the end of the consolidated accounting period 45,475 million yen
11. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 18 financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line: 332,087 Amount of borrowing: 107,888 Unused amount: 224,199	11. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 17 financial institutions. As of the end of this consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line: 275,387 Amount of borrowing: 92,707 Unused amount: 182,680

Notes to Consolidated Financial Statements of Income

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)		This consolidated fiscal year (From April 1, 2007 to March 31, 2008)	
1. Principal items of other financial income	(Millions of yen)	1. Principal items of other financial income	(Millions of yen)
Interest on deposits	75	Interest on deposits	101
Interest on loans	79	Interest on securities	89
Effect of currency exchange	17	Interest on loans	284
2. Principal financial expenses	(Millions of yen)	2. Principal financial expenses	(Millions of yen)
Interest paid	14,047	Interest paid	13,782
Interest on straight bonds	4,889	Interest on straight bonds	5,753
Bond issue expenses	331	Bond issue expenses	255
		Effect of currency exchange	101
3. Principal items of operational expenses	(Millions of yen)	3. Principal items of operational expenses	(Millions of yen)
Advertising expenses	13,491	Advertising expenses	12,547
Provision for bad debts	130,596	Provision for bad debts	113,655
Provision for loss on guaranteed receivables	1,960	Provision for loss on guaranteed receivables	2,192
Bad debt write-offs	5,039	Provision for loss on interest repayments	19,620
Provision for loss on interest repayments	200,147	Salaries	26,349
Salaries	31,892	Retirement benefit expenses	227
Retirement benefit expenses	1,269	Provision for directors' and corporate auditors' retirement benefits	60
Provision for directors' and corporate auditors' retirement benefits	93	Welfare expenses	3,440
Welfare expenses	4,113	Leases	11,822
Leases	13,341	Depreciation expenses	3,356
Depreciation expenses	3,772	Fees	35,625
Fees	36,111	Amortization of goodwill	838
4. Breakdown of gains on sales of fixed assets	(Millions of yen)	4. Breakdown of gains on sales of fixed assets	(Millions of yen)
Buildings and structures	2	Buildings and structures	10
Vehicles and delivery equipment	0	Equipment and furniture	0
Equipment and furniture	0	Land	16
Land	2	Total	26
Total	5		
5. Other extraordinary income results from sales of golf club membership.		5. Breakdown of other extraordinary income	(Millions of yen)
		Gains on sales of golf club membership	2
		Gains on reversal of allowance for golf club membership	1
		Total	4
6. Breakdown of loss on sale of fixed assets	(Millions of yen)	6. Breakdown of loss on sale of fixed assets	(Millions of yen)
Buildings and structures	0	Buildings and structures	0
Equipment and furniture	4	Equipment and furniture	2
Land	12	Land	2
Telephone rights	61	Telephone rights	128
Total	78	Total	133
7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below:	(Millions of yen)	7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below:	(Millions of yen)
Buildings and structures	324	Buildings and structures	662
Vehicles and delivery equipment	0	Equipment and furniture	184
Equipment and furniture	40	Total	847
Total	364		

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)

8. Impairment loss

Our Group has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Iwate Hachimantai City	Welfare/Leisure Facility	Land and Buildings etc.
Shizuoka Hamamatsu City	Welfare/Leisure Facility	Land and Buildings etc.
Mie Toba City	Welfare/Leisure Facility	Land and Buildings etc.

(2) Method of grouping assets

The smallest units our Group has adopted for the grouping of fixed assets are as bellow:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial or non-financial businesses: departments etc.

For leasehold estate and property to be sold, the smallest units are the individual assets themselves.

Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment loss was recognized

We recognized impairment loss on property to be sold because the sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Amounts of impairment loss

	(Millions of yen)
Buildings and structures	6
Equipment and furniture	0
Land	1
Total	8

(5) Calculation of recovery price

The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7% the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.

9.Management restructuring expenses were expenses incurred in the reform of our cost structure, which was conducted in order to enhance business efficiency. A description of them is as follows:

	(Millions of yen)
Special retirement benefit expenses	14,312
Outplacement expenses	818
Business promotion restructuring expenses	2,851
Total	17,982

This consolidated fiscal year (From April 1, 2007 to March 31, 2008)

8. Impairment loss

Our Group has reported impairment loss for this accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Hiroshima Hiroshima City	Leasehold Building	Land
Tokyo Chiyoda-ku, etc.	Business Property	Telephone rights

(2) Method of grouping assets

With respect to business properties, the Group has a dopted for the business segment unit of "financial services business" and "other businesses" as the smallest unit for the grouping.

For leasehold estate and property to be sold, the smallest units are the individual assets themselves.

Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment loss was recognized

We recognized impairment loss on some of leasehold estate where there had been a significant decline in the asset's profitability. We also recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' carrying values.

(4) Amounts of impairment loss

	(Millions of yen)
Land	43
Telephone rights	118
Total	162

(5) Calculation of recovery price

The recovery price excluding the property to be sold is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7% the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.

The recovery price of the property to be sold is measured by net realizable value. Net realizable value is assessed by price based on the recent sales result.

9. ---

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
10. Breakdown of other extraordinary losses (Millions of yen) Loss on revaluation of inventories 535 Valuation loss of golf club memberships 2 Provision for loss on golf club memberships 3 Loss on maturity of golf club memberships 1 Temporary amortization of long-term prepaid expenses 20 Total 562	10. Breakdown of other extraordinary losses (Millions of yen) Loss on revaluation of inventories 316 Loss on sale of golf club memberships 0 Valuation loss of golf club memberships 2 Provision for loss on golf club memberships 0 Loss on maturity of golf club memberships 0 Temporary amortization of long-term prepaid expenses 70 Total 390
11. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	11. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

Notes to Consolidated Statement of Changes in Net Assets

Prior Consolidated Accounting Period (From April 1, 2006 to March 31, 2007)

(A) Matters related to issued shares

Type of shares	Prior consolidated fiscal year	Increase	Decrease	This consolidated accounting period
Common shares	159,628,280	—	—	159,628,280

(B) Matters related to treasury shares

Type of shares	Prior consolidated fiscal year	Increase	Decrease	This consolidated accounting period
Common shares	2,438,225	44	4,300	2,433,969

(Outline for the change)

44 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

(C) Matters related to stock acquisition rights, etc

None

(D) Matters related to dividends

(a) Dividends paid

Resolution	Type of shares	Total amount of dividends (millions of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders' meeting as of June 22, 2006	Common shares	11,003	70.00	March 31,2006	June 23, 2006
Board of Directors' as of November 8, 2006	Common shares	11,003	70.00	September 30, 2006	December 8, 2006

(b) Dividends after the end of this consolidated accounting period of which basic date belongs to this consolidated accounting period

Resolution	Type of shares	Source of dividends	Total amount of dividends (million of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders meeting as of June 27, 2007	Common shares	Earned surplus	4,715	30.00	March 31, 2007	June 28, 2007

This Consolidated Accounting Period (From April 1, 2007 to March 31, 2008)

(A) Matters related to issued shares

Type of shares	Prior consolidated fiscal year	Increase	Decrease	This consolidated accounting period
Common shares	159,628,280	—	—	159,628,280

(B) Matters related to treasury shares

Type of shares	Prior consolidated fiscal year	Increase	Decrease	This consolidated accounting period
Common shares	2,433,969	29	200	2,433,798

(Outline for the change)

29 shares of increase is owing to purchase of shares in units of less than 10.

200 shares of decrease is owing to exercising rights of stock options.

(C) Matters related to stock acquisition rights, etc

None

(D) Matters related to dividends

(a) Dividends paid

Resolution	Type of shares	Total amount of dividends (millions of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders' meeting as of June 27, 2007	Common shares	4,715	30.00	March 31,2007	June 28, 2007
Board of Directors' as of November 8, 2007	Common shares	7,859	50.00	September 30, 2007	December 5, 2007

(b) Dividends after the end of this consolidated accounting period of which basic date belongs to this consolidated accounting period

Resolution	Type of shares	Source of dividends	Total amount of dividends (million of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders meeting as of June 20, 2008	Common shares	Earned surplus	7,859	50.00	March 31, 2008	June 23, 2008

Notes to Consolidated Statements of Cash Flows

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as of March 31, 2007.	1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as of March 31, 2008.

(Prior consolidated fiscal year)

	(Millions of yen)
Cash and time deposits	93,418
Marketable securities	35
Short-term loans	52,965
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(35)
Cash and cash equivalents	146,383

(This consolidated fiscal year)

	(Millions of yen)
Cash and time deposits	85,916
Marketable securities	39,044
Short-term loans	45,465
Time deposits which term of deposit is more than three months	(405)
Certificates of deposit which term of deposit is more than three months	(400)
Cash reserved for deposit of banking business	(3,523)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(13,874)
Cash and cash equivalents	152,221

Prior consolidated fiscal year:

2. ---

This consolidated fiscal year:

2. Breakdown of assets and liabilities of new consolidated subsidiaries by acquisition of stocks PT. BANK NUSANTARA PARAHYANGAN Tbk.

	(As of March 31, 2008) (Millions of yen)
Current assets	42,318
Fixed assets	3,369
Goodwill	3,439
Current liabilities	(41,916)
Fixed liabilities	(39)
Minority interests in consolidated subsidiaries	(1,653)
Acquisition price of stocks	5,517
Cash and cash equivalents	(4,218)
Balance: Net payments for acquisition	1,298

Segment Information

(A) Business segment information

Prior consolidated fiscal year (from April 1, 2006 to March 31, 2007) and this consolidated fiscal year (from April 1, 2007 to March 31, 2008)

Detailed business segment information is omitted as operating income, operating profit and assets in financial service business account for more than 90% of total consolidated operating income, consolidated operating profit and total assets across all segments.

(B) Geographical segment information

Prior consolidated fiscal year (from April 1, 2006 to March 31, 2007) and this consolidated fiscal year (from April 1, 2007 to March 31, 2008)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior consolidated fiscal year (from April 1, 2006 to March 31, 2007) and this consolidated fiscal year (from April 1, 2007 to March 31, 2008)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

Note to Lease Transactions

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	124	81	42
Equipment and furniture	2,049	1,394	655
Total	2,173	1,476	697

(2) Equivalent balance of the unaccrued lease fees

	(Millions of yen)
Within a year	409
More than one year	302
Total	711

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

	(Millions of yen)
Lease fees payable	794
Equivalent of depreciation	758
Equivalent of interest payable	22

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. ---

This consolidated fiscal year (From April 1, 2007 to March 31, 2008)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	64	46	17
Equipment and furniture	1,025	491	533
Total	1,090	538	551

(2) Equivalent balance of the unaccrued lease fees

	(Millions of yen)
Within a year	240
More than one year	320
Total	560

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

	(Millions of yen)
Lease fees payable	433
Equivalent of depreciation	411
Equivalent of interest payable	12

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction

Unaccrued lease fees	(Millions of yen)
Within a year	41
More than one year	72
Total	113

Transactions between related parties

This consolidated fiscal year (from April 1, 2007 to March 31, 2008)

(A) Directors and primary individual shareholders, etc. (Millions of yen)

Attribute	Name	Address	Paid-in Capital	Business outline/Occupation	Ratio of voting rights holding (held)	Relationship: Directors involved in other business	Relationship: Business	Summary of transactions	Amount transacted	Subject	Outstanding amount at the end of the fiscal year
Director	Kyosuke Kinoshita	–	–	Chairman of the Company and also chief director of The Institute for Research on Household Economics	–	–	–	Donation	200	–	–
Company owned by the directors and their close relative holding the majority of ratio of voting rights	Itoko Co., Ltd.	Osaka City, Kita-ku	400	Rental of real estates	Direct (1.21%)	–	Rental of real estates	Guaranty money refunded for premises	6	–	–
	HOTEL MONTEREY CO., LTD.	Osaka City, Kita-ku	1,000	Hotel Business	–	–	Use of facilities (corporate members)	Initial membership fees Guaranty money	–	Other investments	2
								Annual membership fees etc.	21	Other current liabilities	0

Notes: 1. Amount transacted above does not include consumption tax, etc.

2. Terms and conditions of the transaction and its policies

The Institute for Research on Household Economics conducts research on household economy. We determine the terms and conditions of transactions by taking its business plans and business performance into consideration.

Transaction with Itoko Co., Ltd. is that the guaranty money for premises was refunded due to the cancellation of real estate lease contract.

Transactions with HOTEL MONTEREY CO., LTD. are the same as transactions with ordinary parties with which we have dealings.

(B) Subsidiaries of parent and other related companies (Millions of yen)

Attribute	Name	Address	Paid-in Capital	Business outline	Ratio of voting rights holding (held)	Relationship: Directors involved in other business	Relationship: Business	Summary of transactions	Amount transacted	Subject	Outstanding amount at the end of the fiscal year
Subsidiary of other related company	Mitsubishi UFJ Trust and Banking Corporation	Chiyoda-ku, Tokyo	324,279	Trust banking business	Direct (2.01%)	–	Borrowing	Borrowing of the capital	Borrowing : 11,000	Current portion of long-term loans	59,546
									Repayment : 81,068	Long-term loans	80,028
								Payment of interest	3,782	Other current assets	177
										Other current liabilities	226
	Mitsubishi UFJ Securities Co., Ltd.	Chiyoda-ku, Tokyo	65,518	Securities business	Direct (0.00%)	–	Gensaki transaction	Gensaki transaction	Purchase: 135,888 Sale: 145,885	–	–
								Interest received	29	–	–

Note: Terms and conditions of the transaction and its policies

Interest rates of the borrowing by Mitsubishi UFJ Trust and Banking Corporation are the money market rates.

Interest rates of Gensaki transaction by Mitsubishi UFJ Securities Co., Ltd. are the money market rates.

Notes to the Method of Tax Effect Accounting

Prior consolidated fiscal year (As of March 31, 2007)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

Deferred tax assets:

	(Millions of yen)
Bad debt write-offs	15,183
Allowance for bad debts	8,664
Allowance for loss on guaranteed receivables	1,610
Allowance for loss on interest repayments	199,381
Accrued bonuses	1,177
Allowance for directors' and corporate auditors' retirement benefits	338
Unrecognized accrued interest income	1,869
Small capital expenditures	118
Software application	6,382
Deferred consumption tax and other	309
Loss on revaluation of marketable securities	6,247
Valuation loss of golf club memberships	141
Loss on revaluation of inventories	349
Depreciation and amortization	160
Elimination of unrealized inter-company profit	1,160
Tax loss carry forwards of subsidiaries	11,201
Others	1,546
Sub total deferred tax assets	255,843
Valuation allowance	(192,175)
Total deferred tax assets	63,668
Deferred tax liabilities:	
Retained earnings of subsidiaries	6,110
Charge for prepaid pension expenses	940
Change in valuation of other marketable securities	9,018
Others	585
Total deferred tax liabilities	16,653
Balance of deferred tax assets	47,014

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

	(%)
The statutory tax rate	40.7
(Adjustment)	
Net gain in affiliates by the equity method	0.1
Retained earnings of subsidiaries	(0.2)
Expenses not deductible for income tax purposes	(0.0)
Inhabitants' per capita taxes	(0.0)
Valuation allowance	(41.7)
Others	0.0
The effective tax rate	(1.1)

This consolidated fiscal year (As of March 31, 2008)

1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities

Deferred tax assets:

	(Millions of yen)
Bad debt write-offs	15,813
Allowance for bad debts	15,494
Allowance for loss on guaranteed receivables	1,638
Allowance for loss on interest repayments	152,506
Accrued bonuses	1,164
Allowance for directors' and corporate auditors' retirement benefits	314
Unrecognized accrued interest income	1,509
Software application	6,755
Deferred assets	432
Deferred consumption tax and other	316
Loss on revaluation of marketable securities	15,156
Valuation loss of golf club memberships	124
Loss on revaluation of inventories	248
Depreciation and amortization	174
Impairment loss	196
Amortization of purchased receivables	354
Elimination of unrealized inter-company profit	1,046
Tax loss carry forwards	25,243
Others	1,042
Sub total deferred tax assets	239,534
Valuation allowance	(190,946)
Total deferred tax assets	48,587
Deferred tax liabilities:	
Retained earnings of subsidiaries	7,874
Charge for prepaid pension expenses	1,566
Change in valuation of other marketable securities	3,035
Others	223
Total deferred tax liabilities	12,700
Balance of deferred tax assets	35,887

2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes

	(%)
The statutory tax rate	40.7
(Adjustment)	
Goodwill amortization	0.5
Retained earnings of subsidiaries	2.8
Expenses not deductible for income tax purposes	0.1
Income not deductible for income tax purposes	(0.1)
Inhabitants' per capita taxes	0.2
Valuation allowance	(1.9)
Prior fiscal years coporate taxes, etc.	14.4
Adjustments attributed to correction of tax liability	(12.8)
Others	0.0
The effective tax rate	43.9

Note to Marketable Securities

(A) Marketable securities for trading purposes

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
Book values at the end of consolidated accounting period	–	1,103
Valuation adjustments for the consolidated accounting period	–	–

(B) Bonds held to maturity with market quotations

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2007)			This consolidated fiscal year (As of March 31, 2008)		
	Book Value	Market Price	Unrealized gain (loss)	Book Value	Market Price	Unrealized gain (loss)
Market price greater than book value						
(a) Government/municipal	–	–	–	2,960	3,209	249
(b) Corporate	–	–	–	–	–	–
(c) Miscellaneous	4,000	4,022	22	–	–	–
Subtotal	4,000	4,022	22	2,960	3,209	249
Book value greater than market price						
(a) Government/municipal	–	–	–	–	–	–
(b) Corporate	–	–	–	–	–	–
(c) Miscellaneous	–	–	–	–	–	–
Subtotal	–	–	–	–	–	–
Total	4,000	4,022	22	2,960	3,209	249

(C) Other marketable securities with market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2007)			This consolidated fiscal year (As of March 31, 2008)		
	Acquisition price	Book value	Unrealized gain (loss)	Acquisition price	Book value	Unrealized gain (loss)
Market price greater than book value						
(a) Stocks	41,949	63,919	21,969	7,919	17,646	9,726
(b) Bonds						
Government/municipal	83	84	1	83	84	0
Corporate	–	–	–	–	–	–
Miscellaneous	–	–	–	–	–	–
(c) Other	905	1,229	323	545	589	43
Subtotal	42,938	65,233	22,294	8,549	18,319	9,770
Book value greater than market price						
(a) Stocks	889	772	(117)	19,598	17,438	(2,159)
(b) Bonds						
Government/municipal	–	–	–	–	–	–
Corporate	–	–	–	–	–	–
Miscellaneous	–	–	–	–	–	–
(c) Other	673	641	(31)	1,041	966	(75)
Subtotal	1,563	1,414	(148)	20,640	18,405	(2,235)
Total	44,501	66,647	22,146	29,190	36,725	7,535

Note: In prior consolidated accounting period, among other securities, those with market prices were treated with an impairment loss of 14,773 millions of yen.
In this consolidated accounting period, among other securities, those with market prices were treated with an impairment loss of 21,949 millions of yen.
Impairment losses on stocks are written off when the market price of a given stock fell more than 50% of original cost and the market price is deemed unlikely to recover the level of the original cost. Impairment losses on stocks are also written off when the market price did not recover the fall out ratio of 30% for one year after the market price of a given stock fell more than 30% to below 50% of original cost and the market price is deemed unlikely to recover the level of the original cost considering financial condition, financial results, and trends of market price.

(D) Other marketable securities sold during the consolidated fiscal year

(Millions of yen)

Type	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
Amount of sales	1,055	8,985
Total gains on sales	210	3,944
Total losses on sales	13	133

(E) Principal marketable securities where there is no market quotation

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
	Amount recorded on consolidated balance sheet	Amount recorded on consolidated balance sheet
Bonds held to maturity		
Unlisted foreign bonds	–	13,276
Other marketable securities		
Unlisted securities (excluding OTC securities)	686	636
Investments in investing business association	255	140
Certificates of deposit	–	25,170

(F) Redemption schedule for other marketable securities with maturities and bonds held to maturity

(Millions of yen)

Type	Prior consolidated fiscal year (As of March 31, 2007)				This consolidated fiscal year (As of March 31, 2008)			
	Up to 1 year	More than 1 year and up to 5 years	More than 5 year and up to 10 years	More than 10 years	Up to 1 year	More than 1 year and up to 5 years	More than 5 year and up to 10 years	More than 10 years
(a) Bonds								
Government/municipal, etc.	–	84	–	–	84	1,831	1,129	–
Corporate	35	–	–	–	–	–	–	–
Miscellaneous	–	–	4,000	–	13,276	–	–	–
(b) Other	–	510	9	–	513	6	–	–
Total	35	595	4,009	–	13,874	1,837	1,129	–

Note to Derivative Transaction

(A) Transaction information

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps. 2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes. 3. Purpose for using derivative transactions The Company and its consolidated subsidiaries enter into contracts such as interest-rate swap agreements in order to hedge derivative against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions. (1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements and Interest-rate caps) Items hedged Loans with variable interest rates and straight bonds Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency (2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements, etc. in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans and straight bonds, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules. (3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.	1. Derivative transactions The Company and its consolidated subsidiaries enter into derivative transactions for interest-rate swap, interest-rate caps, and currency swaps. 2. Derivative transaction principles The Company and its consolidated subsidiaries are not intended to use derivative transactions for investment or trading purposes. 3. Purpose for using derivative transactions The Company and its consolidated subsidiaries enter into contracts such as interest-rate swap agreements in order to hedge derivative against the risk of fluctuations in interest-rates relating to fixed interest payments and floating interest receivables, and currency swaps agreements in order to hedge against the risk of fluctuation in currencies relating to payments made in Japanese Yen and receivables in foreign currency. The Companies hold only long positions in interest rate caps in order to hedge against the risk of fluctuation in market interest rates. The Companies' derivative transactions are accounted for as hedging transactions. (1) Hedging instruments and items hedged Interest related derivatives Hedging instruments Derivative transaction (Interest-rate swaps agreements) Items hedged Loans with variable interest rates and straight bonds Currency related derivatives Hedging instruments Currency swaps agreements Items hedged Loans denominated in foreign currency (2) Hedging policy The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans and straight bonds, and currency swaps agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its loans denominated in foreign currency. Derivative transactions are entered into in compliance with the Companies' internal rules. (3) Evaluating the efficacy of hedging activities In regard to interest related derivatives, the performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and cash flows are fully offset by hedging instruments, further evaluation is not required.

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. In addition, the Companies are not exposed to risk on interest rate caps, as the maximum interest rate is capped at the cap rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.	4. Risk relating to transactions (1) Market risk Although the Company and its consolidated subsidiaries are engaged in interest rate swap and currency swap agreements, no market risk is anticipated as such derivatives have been entered into in order to offset or mitigate gains or losses resulting from the hedged loan transactions, even though interest rate swap and currency swap agreements are exposed to changes in interest rates and foreign currency exchange rates. (2) Credit risk The Company and its consolidated subsidiaries do not anticipate nonperformance by any of the counterparties to the above transactions, all of whom are financial institutions which are deemed highly creditworthy.
5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive officers meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.	5. Management of risk relating to transactions The Company and its consolidated subsidiaries have established rules for the authorization of derivative transactions and related risk management rules which stipulate the limits on derivative transactions. All derivative transactions have been entered into in compliance with these rules. Risk management for derivative transactions has been under the control of the Treasury Department of the Company which establishes the position limit for each derivative transaction and monitors the limits. The position limit permissible for each derivative transaction is authorized at the executive officers meeting when the Company's annual business plan is established. In addition, same criteria are used to monitor consolidated subsidiaries, and important transactions have been under the control of the Treasury Department of the Company.

(B) Matter related to market value, etc. of the derivative transaction

Prior consolidated fiscal year (as of March 31, 2007) and this consolidated fiscal year (as of March 31, 2008)

Market value information is not required as all of the Company and its consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

Note to Retirement Benefits Accounting

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
1. Overview of retirement benefit plans The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: tax-qualified retirement annuity plan, retirement lump sum payment plan, and prepaid money retirement plan. There are also cases when an employee is given a severance pay premium on leaving the company. 4 companies within the consolidated ACOM Group have retirement lump sum payment plan and 1 company has prepaid money retirement plan. In addition, as to the tax-qualified retirement annuity plan, the Group has a jointly managed annuity plan and 1 consolidated subsidiary has a separately managed plan.	1. Overview of retirement benefit plans The Company and domestic consolidated subsidiaries have three types of defined-benefits retirement plans: defined benefit pension plan, retirement lump sum payment plan, and prepaid money retirement plan. There are also cases when an employee is given a severance pay premium on leaving the company. Prepaid retirement pension plan switched over to the defined benefit pension plan on April 1, 2007. 3 companies within the consolidated ACOM Group have retirement lump sum payment plan and 1 company has prepaid money retirement plan. In addition, as to the defined benefit pension plan, the Group has a jointly managed annuity plan.

2. Retirement benefit liabilities

	As of March 31, 2007 (Millions of yen)	As of March 31, 2008 (Millions of yen)
(1) Retirement benefit liabilities	(18,939)	(19,675)
(2) Pension assets	27,043	23,160
(3) Unfunded retirement benefit liabilities (1 + 2)	8,103	3,484
(4) Unrecognized past service liabilities	4	(30)
(5) Unrecognized difference with actuarial liability	(5,913)	198
(6) Difference (3 + 4 + 5)	2,194	3,652
(7) Prepaid pension expenses	2,310	3,849
(8) Allowance for retirement benefits (6 - 7)	(116)	(197)

Prior year — Notes: Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.

This year — Notes: Some consolidated subsidiaries use the simplified method for calculating retirement benefit liabilities.

3. Retirement benefit expenses

	Prior consolidated fiscal year	This consolidated fiscal year
(1) Service expenses (Note 1)	1,483	1,308
(2) Interest expenses	471	376
(3) Expected investment income	(893)	(809)
(4) Recognized past service liabilities	70	53
(5) Difference from change of accounting standards	(419)	(1,222)
(6) Special severance pay premium	154	200
(7) Others (Note 2)	401	320
(8) Retirement benefit expenses (1+2+3+4+5+6+7)	1,269	227

Prior year — Notes:

1. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".
2. Others are premium paid to a defined-contribution pension plan.
3. In addition to the retirement benefit expenses described above, 14,312 million yen in special retirement benefits to employees taking voluntary retirement is included in extraordinary losses.

This year — Notes:

1. Retirement benefit expenses of consolidated subsidiaries using the simplified method are added up in "(1) service expenses".
2. Others are premium paid to a defined-contribution pension plan.

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.0% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.	4. Assumptions in calculating retirement benefit liabilities (1) Discount rate 2.0% (2) Expected rate of return on investments 3.0% (3) Allocation of projected benefit liabilities Straight-line method (4) Years for amortizing past service liabilities 5 years Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence. (5) Years for amortizing actuarial losses 5 years Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

Note to Stock Options etc.

This consolidated fiscal year (from April 1, 2007 to March 31, 2008)

(A) Details of stock options

Company Name	Filing company	Filing company	(Consolidated subsidiary) IR Loan Servicing, Inc.
Date of resolution	June 28, 2001	June 27, 2003	August 6, 2004
Type and number of persons awarded options	19 director(s) of this company 1,740 employee(s) of this company	10 director(s) of this company 1,739 employee(s) of this company	5 director(s) of the company concerned 30 employee(s) of the company concerned
Type of stock and number of options awarded	Common shares 351,800 shares	Common shares 349,800 shares	Common shares 133 shares
Award date	August 1, 2001	August 1, 2003	October 1, 2004
Conditions for rights determination	Continuously employed from the award date (August 1, 2001) to the rights-determination date (June 30, 2003)	Continuously employed from the award date (August 1, 2003) to the rights-determination date (June 30, 2005)	An employee on the rights-determination date (the date the company has listed)
Period of employment covered	From August 1, 2001 to June 30, 2003	From August 1, 2003 to June 30, 2005	From October 1, 2004 to August 31, 2007
Period of handling exercise of options	From July 1, 2003 to June 30, 2008	From July 1, 2005 to June 30, 2010	From the date the company has listed to August 31, 2010

(B) Amount of stock options and changes in this amount

(a) Number of stock options

Company Name	Filing company	Filing company	(Consolidated subsidiary) IR Loan Servicing, Inc.
Date of resolution	June 28, 2001	June 27, 2003	August 6, 2004
Before rights determination			
At end of the prior consolidated fiscal year	–	–	65
Award	–	–	–
Expiry	–	–	6
Rights determination	–	–	–
Undetermined balance	–	–	59
After rights determination			
At end of the prior consolidated fiscal year	303,800	124,110	–
Rights determination	–	–	–
Rights exercised	–	200	–
Expiry	6,200	1,400	–
Unexercised balance	297,600	122,510	–

(b) Price information

Exercise price (yen)	10,682	4,931	67,900
Average stock price at exercise (yen)	–	4,940	–
Fair appraised price on award date (yen)	–	–	–

Notes to Statistics per Share

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	This consolidated fiscal year (From April 1, 2007 to March 31, 2008)
(Yen) Net assets per share 2,863.16 Net loss per share 2,786.19 Net income per share diluted is not presented since net loss is recorded. (Additional information) "ASBJ Statement No. 2 (revised on January 31, 2006) Accounting Standard for Earnings per Share", and its "Implementation Guidance - ASBJ Guidance No. 4 (revised on January 31, 2006), Guidance on Accounting Standard for Earnings per Share" have been applied from the current consolidated accounting period. Net asset value per share of the current consolidated accounting period computed in accordance with the traditional method is 2,863.16 yen.	(Yen) Net assets per share 2,950.01 Net income per share 225.24 Net income per share diluted 225.23

(Note)

1. Net assets per share is calculated based on the following data.

	Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)
Total net assets (millions of yen)	457,165	472,144
The amounts deducted from total net assets (millions of yen) [Minority interests included in the above] (millions of yen)	7,091 [7,091]	8,419 [8,419]
Amounts of net assets related to common shares at the end of accounting period (millions of yen)	450,073	463,725
Number of shares issued within common shares	159,628,280 shares	159,628,280 shares
Number of treasury shares within common shares	2,433,969 shares	2,433,798 shares
Number of common shares to calculate net assets per share at the end of accounting period	157,194,311 shares	157,194,482 shares

2. Net income (loss) per share and net income (loss) per share diluted are calculated based on the following data.

	Prior consolidated fiscal year From April 1, 2006 to March 31, 2007	This consolidated fiscal year From April 1, 2007 to March 31, 2008
Net income (loss) per share		
Net income (loss) (millions of yen)	(437,972)	35,406
Net income not available to common shareholders (millions of yen)	—	—
Net income (loss) related to common shares (millions of yen)	(437,972)	35,406
Weighted average number of common shares during accounting period	157,193,966 shares	157,194,491 shares
Net income (loss) per share diluted		
Net income effect of dilutive securities (millions of yen)	—	(1)
Number of increase of common shares [Stock options (stock acquisition rights) included in the above]	— [—]	— [—]
Residual securities which do not dilute net income per share	Stock options of filing company (treasury stock method) 303,800 shares Stock options of filing company (stock acquisition rights) 124,110 shares Stock options of consolidated subsidiary (stock acquisition rights) 65 shares	Stock options of filing company (treasury stock method) 297,600 shares Stock options of filing company (stock acquisition rights) 122,510 shares

5. Actual Results

(1) Operating income by segment

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount	Composition Ratio	This consolidated fiscal year (From April 1, 2007 to March 31, 2008) Amount	Composition Ratio	Change Amount	Percentage
		%		%		%
Financial business	416,479	98.3	373,182	98.3	(43,296)	(10.4)
Loan business	374,590	88.4	331,476	87.3	(43,114)	(11.5)
Credit card business	6,128	1.4	5,437	1.4	(691)	(11.3)
Installment sales finance business	10,106	2.4	7,682	2.0	(2,423)	(24.0)
Guarantee business	9,244	2.2	10,565	2.8	1,321	14.3
Loan servicing business	13,827	3.3	17,026	4.5	3,198	23.1
Others	2,581	0.6	993	0.3	(1,587)	(61.5)
Other business	7,173	1.7	6,523	1.7	(649)	(9.1)
Rental business	4,489	1.1	4,600	1.2	111	2.5
Others	2,684	0.6	1,923	0.5	(760)	(28.3)
Total	423,652	100.0	379,706	100.0	(43,945)	(10.4)

(2) Other statistics

(A) Receivables outstanding

(Millions of yen)

Subject / Term	Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)	Amount of change	Percentage
				%
Loan business	1,632,310	1,480,917	(151,393)	(9.3)
Credit card business	44,842	38,126	(6,715)	(15.0)
Credit card	44,268	37,682	(6,585)	(14.9)
Others	574	444	(130)	(22.7)
Installment sales finance business	56,986	42,795	(14,190)	(24.9)
Loan servicing business	25,788	30,638	4,850	18.8
Banking business	–	20,078	20,078	–
Total	1,759,927	1,612,556	(147,370)	(8.4)

(B)Number of customer accounts

Subject / Term	Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)	Amount of change	Percentage
				%
Loan business	3,435,586	3,208,872	(226,714)	(6.6)
Credit card business	1,181,806	871,773	(310,033)	(26.2)
Credit card	1,175,910	866,958	(308,952)	(26.3)
Others	5,896	4,815	(1,081)	(18.3)
Installment sales finance business	421,554	313,664	(107,890)	(25.6)
Loan servicing business	226,271	227,587	1,316	0.6
Banking business	–	4,001	4,001	–
Rental Business	7,629	6,986	(643)	(8.4)

Notes: The definition of number of customer accounts is as follows,

(1) Loan business: The number of loan accounts with loan balance outstanding
(2) Credit card business: Cardholder of MasterCard®
(3) Installment sales finance business: Number of contracts with receivables outstanding
(4) Servicing business: Number of accounts with purchased loans
(5) Banking business: Number of accounts with loans receivables of banking business
(6) Rental business: Number of users during the fiscal year

(C)Others

Item \ Term	Prior consolidated fiscal year (As of March 31, 2007)	This consolidated fiscal year (As of March 31, 2008)	Amount of change	Percentage
				%
Number of outlets	1,915	1,840	(75)	(3.9)
Number of employees	5,907	6,277	370	6.3
Allowance for bad debts (Millions of yen)	128,798	119,883	(8,915)	(6.9)
Allowance for loss on guaranteed receivables (Millions of yen)	1,961	2,192	230	11.7
Allowance for loss on interest repayments (Millions of yen)	490,000	374,800	(115,200)	(23.5)
Bad debt write-offs (Millionf of yen)	107,765	125,375	17,610	16.3
Interest repayments (Millions of yen)	84,147	134,821	50,673	60.2

6. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior fiscal year (As of March 31, 2007) Amount	Composition Ratio	This fiscal year (As of March 31, 2008) Amount	Composition Ratio	Change Amount	Percentage
		%		%		%
(Assets)						
I. Current Assets	1,676,443	90.1	1,456,951	89.9	(219,492)	(13.1)
Cash and time deposits	78,836		61,696		(17,139)	(21.7)
Loans receivable	1,494,399		1,318,781		(175,617)	(11.8)
Installment accounts receivable	76,423		37,683		(38,740)	(50.7)
Marketable securities	35		23,598		23,563	–
Merchandise	1,963		1,040		(922)	(47.0)
Prepaid expenses	1,868		1,255		(613)	(32.8)
Deferred tax assets	58,198		42,325		(15,872)	(27.3)
Accrued income	11,379		9,959		(1,419)	(12.5)
Short-term loans	52,965		44,965		(7,999)	(15.1)
Short-term loans to affiliates	100		–		(100)	–
Other current assets	19,153		22,244		3,090	16.1
Allowances for bad debts	(118,880)		(106,600)		12,280	(10.3)
II. Fixed Assets	184,841	9.9	163,517	10.1	(21,323)	(11.5)
Tangible fixed assets	34,964	1.9	31,967	2.0	(2,996)	(8.6)
Buildings	11,667		10,162		(1,505)	(12.9)
Structures	3,222		2,824		(398)	(12.4)
Vehicles and delivery equipment	7		5		(2)	(31.9)
Equipment and furniture	13,624		12,561		(1,063)	(7.8)
Land	6,441		6,413		(27)	(0.4)
Intangible fixed assets	965	0.0	708	0.0	(257)	(26.6)
Leasehold	4		4		–	–
Telephone rights	960		703		(257)	(26.8)
Other intangible fixed assets	0		0		(0)	(18.3)
Investments and other assets	148,911	8.0	130,842	8.1	(18,069)	(12.1)
Investments in marketable securities	67,126		33,945		(33,180)	(49.4)
Investments in shares of affiliates	36,998		29,449		(7,549)	(20.4)
Other investments in affiliates	3,791		5,107		1,316	34.7
Investments in equity other than capital stock	75		41		(34)	(45.2)
Long-term loans	1,000		–		(1,000)	–
Long-term loans to affiliates	22,260		44,916		22,656	101.8
Loans to borrowers in bankruptcy or under reorganization	3,206		–		(3,206)	–
Loans to borrowers in bankruptcy or under reorganization	–		3,214		3,214	–
Long-term prepaid expenses	817		1,125		307	37.7
Guaranty money deposited	9,780		9,272		(508)	(5.2)
Prepaid pension expenses	2,259		3,734		1,475	65.3
Other investments	3,716		1,934		(1,781)	(47.9)
Allowance for bad debts	(2,120)		(1,900)		220	(10.4)
Total Assets	1,861,285	100.0	1,620,468	100.0	(240,816)	(12.9)

(Millions of yen)

Subject / Term	Prior fiscal year (As of March 31, 2007) Amount	Composition Ratio	This fiscal year (As of March 31, 2008) Amount	Composition Ratio	Change Amount	Percentage
		%		%		%
(Liabilities)						
I. Current liabilities	281,426	15.1	225,540	13.9	(55,886)	(19.9)
Notes and accounts payable	1,131		437		(694)	(61.4)
Short-term loans	20,000		–		(20,000)	–
Current portion of long-term loans	164,382		169,343		4,961	3.0
Commercial paper	40,000		–		(40,000)	–
Current portion of bonds and notes	30,000		40,000		10,000	33.3
Amount payable	4,869		599		(4,269)	(87.7)
Accrued expenses	11,110		10,775		(335)	(3.0)
Deferred tax liabilities	72		265		192	264.8
Deposit received	2,021		430		(1,591)	(78.7)
Unearned income	68		84		16	24.0
Allowance for loss on debt guarantees	3,670		3,490		(180)	(4.9)
Deferred income on installment sales	3,893		–		(3,893)	–
Other current liabilities	206		114		(91)	(44.4)
II. Fixed liabilities	1,136,060	61.1	943,606	58.2	(192,454)	(16.9)
Straight bonds	230,000		220,000		(10,000)	(4.3)
Long-term loans	404,205		345,064		(59,141)	(14.6)
Deferred tax liabilities	9,008		3,036		(5,972)	(66.3)
Allowance for directors' and corporate auditors' retirement benefits	764		678		(85)	(11.2)
Allowance for loss on interest repayments	490,000		374,800		(115,200)	(23.5)
Other fixed liabilities	2,082		27		(2,055)	(98.7)
Total liabilities	1,417,487	76.2	1,169,147	72.1	(248,340)	(17.5)
(Net assets)						
I. Shareholders' equity	430,666	23.1	446,821	27.6	16,155	3.8
Common stock	63,832	3.4	63,832	3.9	–	–
Capital surplus	76,010	4.1	76,010	4.7	(0)	(0.0)
Additional paid-in capital	72,322		72,322		–	–
Other capital surplus	3,688		3,687		(0)	(0.0)
Earned surplus	309,331	16.6	325,485	20.1	16,154	5.2
Legal reserve	4,320		4,320		–	–
Other earned surplus	305,010		321,165		16,154	5.3
Reserve fund	720,000		285,000		(435,000)	(60.4)
Earned surplus brought forward	(414,989)		36,165		451,154	–
Treasury stock	(18,508)	(1.0)	(18,507)	(1.1)	1	(0.0)
II. Valuation and translation adjustments	13,131	0.7	4,500	0.3	(8,630)	(65.7)
Securities valuation adjustment	13,131	0.7	4,500	0.3	(8,630)	(65.7)
Total net assets	443,797	23.8	451,321	27.9	7,524	1.7
Total liabilities and net assets	1,861,285	100.0	1,620,468	100.0	(240,816)	(12.9)

(2) Non-Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior fiscal year (From April 1, 2006 to March 31, 2007)		This fiscal year (From April 1, 2007 to March 31, 2008)		Change	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I. Operating income	370,769	100.0	317,116	100.0	(53,653)	(14.5)
Interest on loans receivable	342,908		292,860		(50,048)	(14.6)
Fees from credit card business	5,770		5,043		(727)	(12.6)
Fees from installment sales finance business	3,492		–		(3,492)	–
Fees on guaranteed loans receivable	9,746		10,099		353	3.6
Other financial income	166		465		299	180.3
Sales	722		654		(67)	(9.4)
Other operating income	7,962		7,991		29	0.4
II. Operating expenses	459,762	124.0	236,956	74.7	(222,805)	(48.5)
Financial expenses	16,928	4.6	15,944	5.0	(984)	(5.8)
Cost of sales	1,223	0.3	606	0.2	(617)	(50.5)
Other operating expenses	441,610	119.1	220,406	69.5	(221,204)	(50.1)
Operating profit	(88,992)	(24.0)	80,159	25.3	169,152	–
III. Non-operating income	3,046	0.8	2,804	0.9	(241)	(7.9)
Interest income	510		833		323	63.3
Interest on securities	106		54		(52)	(49.4)
Dividends received	1,089		705		(383)	(35.2)
Insurance payment received	66		39		(27)	(41.3)
Rent from Company's residence	506		409		(97)	(19.2)
Guarantee fees	–		311		311	–
Other non-operating income	765		451		(314)	(41.1)
IV. Non-operating expenses	236	0.0	645	0.2	408	172.5
Loss on investments in investing business association	163		515		352	215.9
Other non-operating expenses	73		129		56	76.3
Income before extraordinary items	(86,183)	(23.2)	82,319	26.0	168,502	–
V. Extraordinary income	269	0.0	3,973	1.2	3,703	–
Gain on sale of fixed assets	5		24		19	379.1
Gain on sale of investment in marketable securities	206		3,944		3,738	–
Gain on sale of investments in affiliates	21		–		(21)	–
Gain on maturity of investment trusts	35		–		(35)	–
Other extraordinary income	0		4		3	–
VI. Extraordinary Losses	350,835	94.6	27,690	8.7	(323,144)	(92.1)
Loss on sale of fixed assets	63		120		56	90.3
Loss on disposal of fixed assets	358		881		522	145.7
Impairment loss	8		118		110	–
Loss on sale of investments in marketable securities	–		105		105	–
Loss on revaluation of investments in marketable securities	14,784		22,000		7,216	48.8
Loss on liquidation of investments in marketable securities	–		59		59	–
Loss on revaluation of investments in a subsidiary	–		4,013		4,013	–
Special provision for loss on interest repayments	317,061		–		(317,061)	–
Management restructuring expense	17,997		–		(17,997)	–
Other extraordinary losses	562		391		(171)	(30.4)
Income before income taxes	(436,749)	(117.8)	58,601	18.5	495,350	–
Income taxes (corporation tax, inhabitants' tax, and enterprise	16,353	0.7	150	7.9	(16,203)	824.0
Prior fiscal year corporate taxes, etc.	–		9,060		9,060	
Deferred income taxes	(13,638)		15,873		29,512	
Net income	(439,463)	(118.5)	33,518	10.6	472,982	–

(3) Summarized Non-Consolidated Statement of Changes in Net Assets
Prior Accounting Period (From April 1, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' Equity			
		Capital Surplus		
	Common Stock	Additional paid-in capital	Other capital surplus	Total capital surplus
Balance as of March 31, 2006	63,832	72,322	3,697	76,020
Changes during the accounting period				
Dividends from surplus (Note)				
Dividends from surplus				
Bonuses to directors (Note)				
Additions to voluntary reserve (Note)				
Net income (loss) for the accounting period				
Acquisition of treasury stock				
Disposal of treasury stock			(9)	(9)
Total changes during the accounting period	—	—	(9)	(9)
Balance as of March 31, 2007	63,832	72,322	3,688	76,010

	Shareholders' Equity					
	Retained earnings					
		Other earned surplus				
	Legal reserve	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,320	690,000	76,515	770,836	(18,538)	892,150
Changes during the accounting period						
Dividends from surplus (Note)			(11,003)	(11,003)		(11,003)
Dividends from surplus			(11,003)	(11,003)		(11,003)
Bonuses to directors (Note)			(34)	(34)		(34)
Additions to voluntary reserve (Note)		30,000	(30,000)	—		—
Net income (loss) for the accounting period			(439,463)	(439,463)		(439,463)
Acquisition of treasury stock					(0)	(0)
Disposal of treasury stock					30	21
Total changes during the accounting period	—	30,000	(491,504)	(461,504)	30	(461,483)
Balance as of March 31, 2007	4,320	720,000	(414,989)	309,331	(18,508)	430,666

	Valuation and translation adjustments		Total net assets
	Securities valuation adjustment	Total valuation and translation adjustments	
Balance as of March 31, 2006	31,258	31,258	923,408
Changes during the accounting period			
Dividends from surplus (Note)			(11,003)
Dividends from surplus			(11,003)
Bonuses to directors (Note)			(34)
Additions to voluntary reserve (Note)			—
Net income (loss) for the the accounting period			(439,463)
Acquisition of treasury stock			(0)
Disposal of treasury stock			21
Net changes of items other than shareholders' equity during the accounting period	(18,127)	(18,127)	(18,127)
Total changes during the accounting period	(18,127)	(18,127)	(479,611)
Balance as of March 31, 2007	13,131	13,131	443,797

Note: Items represent disposal of retained earnings at the Annual Shareholders Meeting in June 2006.

This Accounting Period (From April 1, 2007 to March 31, 2008)

(Millions of yen)

	Shareholders' Equity			
		Capital Surplus		
	Common Stock	Additional paid-in capital	Other capital surplus	Total capital surplus
Balance as of March 31, 2007	63,832	72,322	3,688	76,010
Changes during the accounting period				
Dividends from surplus				
Reversal of reserve fund				
Net income (loss) for the accounting period				
Acquisition of treasury stock				
Disposal of treasury stock			(0)	(0)
Decrease in the earned surplus amount due to a decrease in the number of unconsolidated affiliates accounted for under equity method				
Total changes during the accounting period	—	—	(0)	(0)
Balance as of March 31, 2008	63,832	72,322	3,687	76,010

	Shareholders' Equity					
	Retained earnings					
		Other earned surplus				
	Legal reserve	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	4,320	720,000	(414,989)	309,331	(18,508)	430,666
Changes during the accounting period						
Dividends from surplus			(12,575)	(12,575)		(12,575)
Reversal of reserve fund		(435,000)	435,000	—		—
Net income (loss) for the accounting period			33,518	33,518		33,518
Acquisition of treasury stock					(0)	(0)
Disposal of treasury stock					1	0
Decrease in the earned surplus amount due to a decrease in the number of unconsolidated affiliates accounted for under equity method			(4,788)	(4,788)		(4,788)
Total changes during the accounting period	—	(435,000)	451,154	16,154	1	16,155
Balance as of March 31, 2008	4,320	285,000	36,165	325,485	(18,507)	446,821

	Valuation and translation adjustments		Total net assets
	Securities valuation adjustment	Total valuation and translation adjustments	
Balance as of March 31, 2007	13,131	13,131	443,797
Changes during the accounting period			
Dividends from surplus			(12,575)
Reversal of reserve fund			—
Net income (loss) for the the accounting period			33,518
Acquisition of treasury stock			(0)
Disposal of treasury stock			0
Decrease in the earned surplus amount due to a decrease in the number of unconsolidated affiliates accounted for under equity method			(4,788)
Net changes of items other than shareholders' equity during the accounting period	(8,630)	(8,630)	(8,630)
Total changes during the accounting period	(8,630)	(8,630)	7,524
Balance as of March 31, 2008	4,500	4,500	451,321

(4) Significant Items Relating to the Preparation of Non-Consolidated Financial Statements

(A) Valuation and computation of marketable securities

(a) Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

(b) Securities held to maturity...Amortized cost method (straight-line method)

(c) Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the fiscal year

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(B) Valuation and computation of derivative transactions

Swap transaction ... Market value

(C) Valuation and computation of the inventories

Merchandise ... Cost on an individual specified cost basis

(D) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust ... Declining balance method

(Depreciable life)

Buildings ... 3 to 47 years

Structure ... 3 to 45 years

Vehicles and delivery equipment ... 6 years

Equipment and furniture ... 2 to 20 years

(Additional information)

In association with the reform of the corporation tax law, tangible fixed assets of which depreciation had been completed up to the allowable limit of 5% from among fixed assets acquired before March 31, 2007 based on the former corporation tax law, residual values have been amortized in equal installments over the five-year period in depreciation expenses from the next fiscal year when amortization of each assets was completed.

Due to such change, our operating profit, income before extraordinary items and net income before income tax each decreased by 120 million yen.

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(E) Method of treatment of deferred assets

Bond issue expenses ... Entire amount expensed as incurred

(F) Currency translation standards for foreign-currency-denominated assets or liabilities into yen

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the accounting date, and differences in currency translation are added up as profit or loss.

(G) Basis for calculating allowances

(a) Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed receivables, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the this fiscal year.

(c) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this fiscal year.

As projected pension fund asset exceeds the adjusted amounts of projected benefit obligation by unrecognized projected past service liabilities and unrecognized actuarial gains or losses, the surplus is included in the balance of prepaid pension expenses.

(d) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of the fiscal year in accordance with the Company's internal rules.

(e) Allowance for loss on interest repayments

In order to prepare for potential loss on interest repayments in the future, the Company estimates and provides a reasonable amount of allowance for loss on interest repayments in consideration of the past actual results and the latest conditions of such interest repayments.

(H) Basis of recognition of income and expenses

(a) Interest on loans receivable
Interest on loans receivable is recognized on an accrual basis.
Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.
(b) Income from credit card business
Customer fees ... Recognized mainly by credit balance method.
Merchant fees ... Recognized as fees when treated.
(c) Fees on guaranteed receivables ...Recognized by credit-balance method

(I) Accounting for lease transactions
The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(J) Accounting for hedging activities
(a) Accounting for hedging activities
Deferred hedge accounting has been adopted.
Interest-rate swaps which meet certain conditions are accounted for according to exceptional treatments.
(b) Hedging instruments and items hedged
Hedging instruments ... Interest-rate swaps agreements
Items hedged ... Loans with variable interest rates
(c) Hedging policy
The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.
(d) Evaluating the efficacy of hedging activities
The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.
As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(K) Other significant accounting policies for the preparation of non-consolidated financial statements
(a) Treatment of consumption tax
Consumption tax is treated outside of the financial statements
However, non-deductible consumption tax and others relating to assets are recognized as an expense during the year in which it is incurred.

(5) Change in Important Accounting Policies
(Change in accounting policies)
<Changes in the depreciation method>
In association with the reform of the corporation tax law, since the current accounting period the depreciation method based on the amended corporation tax law has been applied to the tangible fixed assets acquired after April 1, 2007.
Due to such change, our operating income, income before extraordinary items and net income before income tax each decreased by 13 million yen.

(Changes in disclosure method)
<Non-consolidated balance sheet>
Certificate of deposit, which were included in "Cash and time deposits" in the prior accounting period is now included in "Marketable securities" based on "The Practical Standard for the Accounting related to Financial Products (Accounting Practice Committee Report No.14, July 4, 2007.)"
Incidentally, the balance of certificate of deposit for prior fiscal year and thisfiscal year were 21,000 million yen and 23,000 million yen respectively.

<Non-consolidated income statement>
"Guarantee fees", which was included and reported in "other non-operating income" of non-operating income up to the prior accounting period, has been separately presented since thhis accounting period, as it exceeded ten-hundredths of the total non-operating income. For the prior accounting period, "Guarantee fees" was 253 million yen.

(6) Notes to Consolidated Financial Statements

Notes to Non-Consolidated Balance Sheets

Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)
1. Cumulative depreciation of tangible fixed assets (Millions of yen) 44,063	1. Cumulative depreciation of tangible fixed assets (Millions of yen) 44,208
2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 211,371 <21,257> [21,934] (2) Secured liabilities Current portion of Long-term loans 105,432 <14,597> [7,960] Long-term loans 91,951 <6,657> [-] Total 197,383 <21,254> [7,960] Figures in the brackets "< >" represent amounts engaged in transferring of assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 96,964 <6,660> (2) Secured liabilities Current portion of long-term loans 67,993 <5,727> Long-term loans 28,958 <930> Total 96,951 <6,657> Figures in the brackets "<>" represent amounts engaged in transferring of assignment of claims.
3. Guaranteed liabilities (Millions of yen) (1) Amount of guaranteed receivables of guarantee business Guaranteed receivables 179,549 Allowance for loss on guaranteed receivables 3,670 Net 175,879 (2)Amount of guaranteed liabilities of affiliated companies JLA INCORPORATED 675 IR Loan Servicing, Inc. 7,108 DC Cash One Ltd. 80,473 EASY BUY Public Company Limited 57,732	3. Guaranteed liabilities (Millions of yen) (1) Amount of guaranteed receivables of guarantee business Guaranteed receivables 181,795 Allowance for loss on guaranteed receivables 3,490 Net 178,305 (2)Amount of guaranteed liabilities of affiliated companies IR Loan Servicing, Inc. 5,240 DC Cash One Ltd. 78,298 EASY BUY Public Company Limited 61,897

Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)
4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 845,045 million yen at the end of the accounting period. This included a total of 619,603 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 797,078 million yen at the end of the accounting period. This included a total of 602,890 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 3,244 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 61,373 millions of yen. Under the policies stipulated in Japan's tax laws, 19,452 millions of yen of this amount would be classified as loans overdue by three months or more, 8,466 million yen as restructured loans and 33,453 million yen as loans no longer in arrears.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankruptcy is declared. For this reason, loans to borrowers in bankruptcy include 2,037 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 57,106 millions of yen. Under the policies stipulated in Japan's tax laws, 17,271 millions of yen of this amount would be classified as loans overdue by three months or more, 10,312 million yen as restructured loans and 29,522 million yen as loans no longer in arrears.

Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)

Prior fiscal year (As of March 31, 2007)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(6,120) 6,120	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(19,603) 80,976	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(19,952) 499	Loans other than the above that are overdue by three months or more.
Restructured loans	(62,177) 53,711	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(107,353) 141,307	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities
The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)
52,965 million yen
Market value of marketable securities purchased at the end of the fiscal year.
52,930 million yen

7. Agreements for overdraft and commitment facilities
For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with three financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	228,140
Amount of borrowing	22,960
Unused amount	205,180

This fiscal year (As of March 31, 2008)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(4,824) 4,824	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(18,584) 75,690	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(17,999) 727	Loans other than the above that are overdue by three months or more.
Restructured loans	(53,836) 43,524	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(95,244) 124,767	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

6. Financial assets received as freely disposable securities
The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased
(Stated as short-term loans)
44,965 million yen
Market value of marketable securities purchased at the end of the fiscal year.
44,976 million yen

7. Agreements for overdraft and commitment facilities
For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with two financial institutions. As of the end of the current non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows.

(Millions of yen)

Agreed amount of agreement for overdraft and commitment line	160,190
Amount of borrowing	—
Unused amount	160,190

Notes to Non-Consolidated Statements of Income

Prior fiscal year (From April 1, 2006 to March 31, 2007)	This fiscal year (From April 1, 2007 to March 31, 2008)
1. Other principal financial income	1. Other principal financial income

Prior fiscal year (From April 1, 2006 to March 31, 2007)

1. Other principal financial income

	(Millions of yen)
Interest on deposits	70
Interest on loans	79
Effect of currency exchange	17

2. Principal financial expenses

	(Millions of yen)
Interest paid	10,905
Interest on straight bonds	4,367
Bond issue expenses	282

3. Principal items of operating expenses

	(Millions of yen)
Advertising expenses	10,875
Provision for bad debts	120,352
Provision for loss on guaranteed receivables	3,670
Bad debt write-offs	5,033
Provision for loss on interest repayments	200,147
Salaries	24,787
Retirement benefit expenses	1,294
Provision for directors' and corporate auditors' retirement benefits	60
Welfare expenses	3,412
Leases	12,045
Depreciation expenses	3,493
Fees	31,398

4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows;

	(Millions of yen)
Interest income	459
Dividends received	155
Other non-operating expenses	326
Total	941

5. The business operation results with subsidiaries and affiliates are included into non-operating expenses as follows;

	(Millions of yen)
Loss on investments in investing business association	114
Other non-operating expenses	5
Total	119

6. Breakdown of gains on sales of fixed assets

	(Millions of yen)
Buildings	2
Structures	0
Vehicles and delivery equipment	0
Equipment and furniture	0
Lands	2
Total	5

7. Gains on sales of investments in shares in affiliates results from sales of shares of A B PARTNER CO., LTD.

This fiscal year (From April 1, 2007 to March 31, 2008)

1. Other principal financial income

	(Millions of yen)
Interest on deposits	98
Interest on securities	83
Interest on loans	284

2. Principal financial expenses

	(Millions of yen)
Interest paid	9,919
Interest on straight bonds	4,784
Bond issue expenses	183
Effect of currency exchange	101

3. Principal items of operating expenses

	(Millions of yen)
Advertising expenses	9,717
Provision for bad debts	97,270
Provision for loss on guaranteed receivables	3,490
Provision for loss on interest repayments	19,620
Salaries	19,384
Retirement benefit expenses	102
Provision for directors' and corporate auditors' retirement benefits	23
Welfare expenses	2,724
Leases	10,378
Depreciation expenses	2,744
Fees	30,243

4. The business operation results with subsidiaries and affiliates are included into non-operating income as follows;

	(Millions of yen)
Interest income	818
Dividends received	59
Guarantee fees	311
Other non-operating expenses	31
Total	1,220

5. The business operation results with subsidiaries and affiliates are included into non-operating expenses as follows;

	(Millions of yen)
Loss on investments in investing business association	473
Other non-operating expenses	5
Total	479

6. Breakdown of gains on sales of fixed assets

	(Millions of yen)
Buildings	9
Equipment and furniture	0
Lands	14
Total	24

7. ---

Prior fiscal year (From April 1, 2006 to March 31, 2007)	This fiscal year (From April 1, 2007 to March 31, 2008)

Prior fiscal year (From April 1, 2006 to March 31, 2007)

8. Other extraordinary income results from sales of golf club membership.

9. Breakdown of loss on sales of fixed assets

	(Millions of yen)
Buildings	1
Structures	0
Equipment and fixture	0
Land	13
Telephone rights	48
Total	63

10. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below.

	(Millions of yen)
Buildings	265
Structures	62
Equipment and fixture	31
Total	358

11. Impairment loss

The Company has reported impairment loss for this accountingperiod as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Iwate Hachimantai City	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Hamamatsu City	Welfare/ Leisure Facilities	Land and Buildings etc.
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment was recognized

We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values.

No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

This fiscal year (From April 1, 2007 to March 31, 2008)

8. Breakdown of other extraordinary income

	(Millions of yen)
Gains on sales of golf club membership	2
Gains on reversal of provision for golf club membership	1
Total	4

9. Breakdown of loss on sales of fixed assets

	(Millions of yen)
Buildings	0
Land	2
Telephone rights	116
Total	120

10. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below.

	(Millions of yen)
Buildings	561
Structures	131
Equipment and fixture	188
Total	881

11. Impairment loss

The Company has reported impairment loss for this accountingperiod as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Tokyo Chiyoda-ku, etc.	Business Property	Telephone rights

(2) Method of grouping assets

With respect to business properties, the Company has adopted for the business segment unit of "financial services business" and "other businesses" as the smallest unit for the grouping.

For property to be sold, the smallest units are the individual assets themselves.

Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment was recognized

We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values.

Prior fiscal year (From April 1, 2006 to March 31, 2007)	This fiscal year (From April 1, 2007 to March 31, 2008)
(4) Calculation of impairment loss (Millions of yen) Buildings 6 Equipment and furniture 0 Land 1 Total 8	(4) Calculation of impairment loss (Millions of yen) Telephone rights 118
(5) Calculation of recovery price The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.	(5) Calculation of recovery price The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.
12. ---	12. Loss on revaluation of investments in a subsidiary companies results from revaluation of shares of DC Cash One Ltd.
13.Management restructuring expenses were expenses incurred in the reform of our cost structure, which was conducted in order to enhance business efficiency. A description of them is as follows: (Millions of yen) Special retirement benefit expenses 14,098 Outplacement expenses 806 Business promotion restructuring expenses 3,092 Total 17,997	13.---
14. Breakdown of other extraordinary losses (Millions of yen) Loss on revaluation of merchandise 535 Valuation loss of golf club memberships 2 Provision for default of golf club memberships 3 Loss on maturity of golf club memberships 1 Temporary amortization of long-term prepaid expenses 20 Total 562	14. Breakdown of other extraordinary losses (Millions of yen) Loss on revaluation of merchandise 316 Loss on sales of golf club memberships 0 Valuation loss of golf club memberships 2 Provision for default of golf club memberships 0 Loss on maturity of golf club memberships 0 Temporary amortization of long-term prepaid expenses 70 Total 391
15. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.	15. Basis for classification of financial income and expenditure on the statements of income (1) Financial income stated as operating income Include all financial income excluding dividends and interest related to affiliated companies and excluding dividends and interest, etc., received on investment securities. (2) Financial expenditure stated as operating expenses Include all financial expenditure by the Company engaged in financial services, other than interest payable which has no relationship to operating income.

Notes to Non-Consolidated Statement of Changes in Net Assets

Prior Accounting Period (From April 1, 2006 to March 31, 2007)

(A)Matters for treasury shares

Type of shares	Prior fiscal year (As of March 31, 2006)	Increase	Decrease	This fiscal year (As of March 31, 2007)
Common shares	2,438,225	44	4,300	2,433,969

(Outline for the change)

44 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

This Accounting Period (From April, 2007 to March 31, 2008)

(A)Matters for treasury shares

Type of shares	Prior fiscal year (As of March 31, 2007)	Increase	Decrease	This fiscal year (As of March 31, 2008)
Common shares	2,433,969	29	200	2,433,798

(Outline for the change)

29 shares of increase is owing to purchase of shares in units of less than 10.

200 shares of decrease is owing to exercising rights of stock options.

Notes to Lease Transactions

Prior fiscal year (From April 1, 2006 to March 31, 2007)	This fiscal year (From April 1, 2007 to March 31, 2008)
Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee	Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

Prior fiscal year (From April 1, 2006 to March 31, 2007)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	103	73	30
Equipment and furniture	1,692	1,219	472
Total	1,795	1,292	502

2. Equivalent of balance of the unaccrued lease fee

Within 1 year	332
More than 1 year	179
Total	512

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

Lease fee payable	659
Equivalent of depreciation	634
Equivalent of interest payable	14

4. Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

This fiscal year (From April 1, 2007 to March 31, 2008)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	43	33	10
Equipment and furniture	587	307	280
Total	631	340	290

2. Equivalent of balance of the unaccrued lease fee

Within 1 year	145
More than 1 year	148
Total	293

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

Lease fee payable	335
Equivalent of depreciation	324
Equivalent of interest payable	5

4. Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

Notes to Marketable Securities (Subsidiary and affiliate stock)

Subsidiary and affiliate stock with market quotations

(Millions of yen)

Type	Prior fiscal year (As of March 31, 2007)			This fiscal year (As of March 31, 2008)		
	Book Value	Market Price	Unrealized gain (loss)	Book Value	Market Price	Unrealized gain (loss)
Subsidiary stock	–	–	–	5,517	2,901	(2,616)
Affiliate stock	–	–	–	–	–	–
Subtotal	–	–	–	5,517	2,901	(2,616)

Note: There is no subsidiary and affiliate stock with market quotations in prior fiscal year.

Notes to the Method of Tax Effect Accounting

Prior fiscal year (As of March 31, 2007)		This fiscal year (As of March 31, 2008)	
1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities		1. The tax effects of temporary differences which give rise to a significant portion of the deferred tax assets and liabilities	
	(Millions of yen)		(Millions of yen)
Deferred tax assets		Deferred tax assets	
Bad debt write-offs	15,180	Bad debt write-offs	15,764
Allowance for bad debts	6,965	Allowance for bad debts	12,939
Allowance for loss on guaranteed receivables	1,493	Allowance for loss on guaranteed receivables	1,420
Allowance for loss on interest repayments	199,381	Allowance for loss on interest repayments	152,506
Accrued bonuses	980	Accrued bonuses	960
Allowance for directors' and corporate auditors' retirement benefits	310	Allowance for directors' and corporate auditors' retirement benefits	276
Unrecognized accrued interest income	1,869	Unrecognized accrued interest income	1,509
Small capital expenditures	91	Software application	6,362
Software application	6,246	Deferred assets	426
Deferred consumption tax and other	280	Deferred consumption tax and other	289
Loss on revaluation of marketable securities	6,247	Loss on revaluation of marketable securities	15,156
Valuation loss of golf club memberships	141	Loss on revaluation of investments in a subsidiary	1,632
Loss on revaluation of merchandise	218	Valuation loss of golf club memberships	124
Others	855	Loss on revaluation of merchandise	202
Subtotal deferred tax assets	240,263	Impairment loss	133
Valuation allowance	(180,797)	Tax loss carry forwards	14,785
Total deferred tax assets	59,466	Others	376
Deferred tax liabilities		Subtotal deferred tax assets	224,868
Change in valuation of other marketable securities	9,008	Valuation allowance	(181,023)
Charge for prepaid pension expenses	918	Total deferred tax assets	43,844
Tax return receivable	348	Deferred tax liabilities	
Total deferred tax liabilities	10,276	Change in valuation of other marketable securities	3,035
Balance of deferred tax assets	49,189	Charge for prepaid pension expenses	1,519
		Total deferred tax liabilities	4,555
		Balance of deferred tax assets	39,288
2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes	(%)	2. Reconciliation between the statutory tax rate and the effective tax rate as a percentage of income before income taxes	(%)
Staturtory income tax rate	40.7	Staturtory income tax rate	40.7
(Adjustment)		(Adjustment)	
Expenses not deductible for income	(0.0)	Expenses not deductible for income	0.1
Inhabitants' per capita taxes	(0.0)	Incomes not deductible for income tax purposes	(0.1)
Valuation allowance	(41.3)	Inhabitants' per capita taxes	0.2
Others	0.0	Valuation allowance	0.4
The effective tax rate	(0.6)	Prior fiscal years coporate taxes, etc.	15.5
		Adjustments attributed to correction of tax liability	(13.9)
		Others	(0.1)
		The effective tax rate	42.8

Notes to Statistics per Share

Prior fiscal year (From April 1, 2006 to March 31, 2007)	This fiscal year (From April 1, 2007 to March 31, 2008)
(Yen) Net assets per share 2,823.24 Net loss per share 2,795.68 Net income per share diluted is not presented since net loss is recorded.	Net assets per share 2,871.10 Net income per share 213.23 Net income per share diluted is not presented since there is no residual securities which do not dilute net income per share.

(Note) 1. Net assets per share is calculated based on the following data.

	Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)
Total net assets (millions of yen)	443,797	451,321
The amounts deducted from total net assets (millions of yen)	–	–
Amounts of net assets related to common shares at the end of accounting period (millions of yen)	443,797	451,321
Number of shares issued within common shares	159,628,280 shares	159,628,280 shares
Number of treasury shares within common shares	2,433,969 shares	2,433,798 shares
Number of common shares to calculate net assets per share at the end of accounting period	157,194,311 shares	157,194,482 shares

2. Net income (loss) per share and net income (loss) per share diluted are calculated based on the following data.

	Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)
Net income (loss) per share		
Net income (loss) (millions of yen)	(439,463)	33,518
Net income not available to common shareholders (millions of yen)	–	–
Net income (loss) related to common shares (millions of yen)	(439,463)	33,518
Weighted average number of common shares during accounting period	157,193,966 shares	157,194,491 shares
Net income (loss) per share diluted		
Net income effect of dilutive securities	–	–
Number of increase of common shares	–	–
Residual securities which do not dilute net income per share	Stock options (treasury stock method) 303,800 shares Stock options (stock acquisition rights) 124,110 shares	Stock options (treasury stock method) 297,600 shares Stock options (stock acquisition rights) 122,510 shares

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment	Prior fiscal year (From April 1, 2006 to March 31, 2007) Amount	Composition Ratio	This fiscal year (From April 1, 2007 to March 31, 2008) Amount	Composition Ratio	Change Amount	Percentage
			%		%		%
Financial business	Interest on loans receivable	342,908	92.5	292,860	92.4	(50,048)	(14.6)
	Unsecured loans	336,615	90.8	287,657	90.7	(48,957)	(14.5)
	Consumers	336,597	90.8	287,645	90.7	(48,951)	(14.5)
	Commercials	18	0.0	12	0.0	(6)	(33.2)
	Secured loans	6,292	1.7	5,202	1.7	(1,090)	(17.3)
	Fees from Installments	9,263	2.5	5,043	1.6	(4,220)	(45.6)
	Credit card	5,770	1.6	5,043	1.6	(727)	(12.6)
	Installment sales finance	3,492	0.9	–	–	(3,492)	–
	Fees from guarantee business	9,746	2.6	10,099	3.2	353	3.6
Other business	Sales	722	0.2	654	0.2	(67)	(9.4)
Other segments	Other financial income	166	0.0	465	0.1	299	180.3
	Other operating income	7,962	2.2	7,991	2.5	29	0.4
	Collection of bad debts deducted	5,908	1.6	5,977	1.9	69	1.2
	Others	2,053	0.6	2,014	0.6	(39)	(1.9)
Total		370,769	100.0	317,116	100.0	(53,653)	14.5

Note: Sales amount of "MasterCard®" is included in the "Credit card."

(2) Other statistics

(A) Receivables outstanding at year-end

(Millions of yen)

Segment	Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)	Amount of Change	Percentage
				%
Loan business	1,494,399	1,318,781	(175,617)	(11.8)
Unsecured loans	1,446,209	1,277,944	(168,264)	(11.6)
Consumers	1,446,117	1,277,879	(168,238)	(11.6)
Commercials	91	64	(26)	(29.5)
Secured loans	48,190	40,837	(7,352)	(15.3)
Installment receivable outstanding	44,276	37,683	(6,593)	(14.9)
Credit card	44,268	37,682	(6,585)	(14.9)
Other	7	0	(7)	(98.9)
Installment sales finance business	32,147	–	(32,147)	–

(B) Number of customer accounts

Segment \ Term	Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)	Amount of Change	Percentage
				%
Loan business	2,682,160	2,374,759	(307,401)	(11.5)
Unsecured loans	2,670,707	2,364,727	(305,980)	(11.5)
Consumers	2,670,606	2,364,664	(305,942)	(11.5)
Commercials	101	63	(38)	(37.6)
Secured loans	11,453	10,032	(1,421)	(12.4)
Credit card business	1,176,105	866,959	(309,146)	(26.3)
Credit card	1,175,910	866,958	(308,952)	(26.3)
Other	195	1	(194)	(99.5)
Installment sales finance business	147,433	—	(147,433)	—

Note: 1. Loan business: The number of loan accounts with loan balance outstanding
2. Credit card business:
Credit card: Cardholder of MasterCard®
3. Installment sales finance business: Number of contracts with receivables outstanding

(C) Number of outlets, MUJINKUN, and CD/ATM

Item \ Term	Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)	Amount of Change	Percentage
				%
Number of outlets	1,817	1,689	(128)	(7.0)
Loan business outlets	1,812	1,689	(123)	(6.8)
Staffed	142	137	(5)	(3.5)
Unstaffed	1,670	1,552	(118)	(7.1)
QUICK MUJIN	119	—	(119)	—
Installment sales finance business	5	—	(5)	—
Number of MUJINKUN outlets <machines>	<1,820> 1,820	<1,688> 1,688	(132)	(7.3)
QUICK MUJIN Machines	<128> 128	<—> —	(128)	—
Number of CD/ATM	87,773	92,063	4,290	4.9
Proprietary	1,841	1,820	(21)	(1.1)
Open 365 days / year	1,841	1,820	(21)	(1.1)
Open 24 hours / day	1,632	1,615	(17)	(1.0)
Tie-up	85,932	90,243	4,311	5.0
Others	8,464	8,537	73	0.9

(D) Others (Millions of yen)

Item \ Term	Prior fiscal year (As of March 31, 2007)	This fiscal year (As of March 31, 2008)	Amount of Change	Percentage
				%
Number of employees	2,956	2,774	(182)	(6.2)
Allowance for bad debts	121,000	108,500	(12,500)	(10.3)
Allowance for loss on guaranteed receivables	3,670	3,490	(180)	(4.9)
Allowance for loss on interest repayments	490,000	374,800	(115,200)	(23.5)
Bad debt write-off	97,097	111,667	14,570	15.0
Interest repayments and voluntary waiver of repayments	84,147	134,820	50,673	60.2

8. Change in Officers

(1) Change in representative directors

None

(2) Changes in other officers (as of June 20, 2008)

(A) Candidates for Directors

Director Shigeru Satc (Currently: Executive Managing Officer)

Director Masahiko Shinshita (Currently: Executive Officer and Chief Genaral Manager of Guarantee Busines Department)

Director Tatsuo Taki (Currently: Executive Officer, Chief General Manager of Corporate Management Department)

Director Kyota Omori (Currently: Senior Managing Officer of Mitsubishi UFJ Financial Group, Inc.)

(B) Directors scheduled for retirement (as of June 20, 2008)

Senior Managing Director Kazuhiro Shimada (Currently: Chairman of EASY BUY Public Company Limited and President of DC Cash One Ltd.)

Managing Director Junya Fukuda (Scheduled to be Advisor of ACOM CO., LTD.)

Director Katsunori Nagayasu (Currently: Director of Mitsubishi UFJ Financial Group, Inc. and President of The Bank of Tokyo-Mitsubishi UFJ,Ltd.)

EXHIBIT

RECEIVED
2008 OCT -2 A 7:-0

DATA BOOK

For The Fiscal Year Ended March, 2008

ACOM CO.,LTD.

May 2008
Code No. 8572

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. " - " in percentage change is displayed in case of the followings;
- the figures in a series of two terms are changed from positive to negative, or from negative to positive
- both figures in a series of two terms are negaive
- percentage change exceeds 1,000%

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1. Consolidated Subsidiaries

Name of Company	Equity owned by ACOM	Summary of business
[Domestic] Consolidated Subsidiaries: 16 (including 6 Investment Partnerships)		
DC Cash One Ltd.	54.73%	Loan and credit guarantee business
AFRESH CREDIT CO., LTD.	100%	Installment sales finance business
IR Loan Servicing, Inc.	100%	Loan servicing business
Yugensekinin-Chukanhojin Mirai Capital	0% (100%)	Loan servicing business(Special Purpose Company)
Power Investments LLC	0% (100%)	Loan servicing business(Special Purpose Company)
RELATES CO., LTD.	100%	Entrusted call center functions business from banks
AC Ventures Co., Ltd.	100%	Development, investment, promotion and support of venture campanies
ACOM RENTAL CO., LTD.	100%	Comprehensive rental business
JLA INCORPORATED	100%	Interior design, construction of service outlets, real estate management, and maintenance of buildings and other properties
AB PARTNER CO., LTD.	95%	Entrusted back-office services and insurance agency business
[Overseas] Consolidated Subsidiaries: 3		
EASY BUY Public Company Limited	49%	Hire purchase and unsecured loan business in Kingdom of Thailand
PT. BANK NUSANTARA PARAHYANGAN Tbk.	55.68%	Banking business in Republic of Indonesia
ACOM (U.S.A.) INC.	100%	−

Note :1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
:2. ACOM (U.S.A.) INC. suspended its operation; therefore, its summary of business is omitted above.
:3. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.
:4. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD and changed its corporate name into JLA INCORPORATED on April 1, 2007.
:5. Due to the merger with UFJ NICOS Co., Ltd.(present, Mitsubishi UFJ NICOS Co., Ltd.) as of April 1, 2007, DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.
:6. ACOM CO., LTD. acquired 2,160 shares of IR Loan Servicing, Inc. (ratio to total voting right: 20%) from RISA Partners, Inc. on February 21, 2008 and made IR Loan Servicing, Inc. a wholly owned subsidiary. Concurrently, Yugensekinin-Chukanhojin Mirai Capital and Power Investments LLC, which are subsidiaries of IR Loan Servicing, Inc., also became wholly owned subsidiaries.
:7. AC Ventures Sixth Investment Partnership was established as of July 25, 2007.
:8. ACOM CO., LTD. acquired 55.41% of issued shares of Pt. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March, 2008 is 55.68%.

Trend in Actual Results and Estimates (Consolidated)

2. Income and Expenses (Consolidated)

(Millions of yen)

	2007/3	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	2008/3	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio	2009/3 (E)	(ACOM)	yoy	yoy %	Consolidated /Unconsolidated ratio
Operating Income	423,652	(370,769)	-21,779	-4.9	1.143	379,706	(317,116)	-43,945	-10.4	1.197	325,000	(258,300)	-54,706	-14.4	1.258
Operating Expenses	508,755	(459,762)	173,715	51.8	-	298,054	(236,956)	-210,700	-41.4	-	270,400	(208,700)	-27,654	-9.3	-
Financial Expenses	20,705	(16,928)	-6	-0.0	-	20,892	(15,944)	187	0.9	-	24,800	(17,100)	3,908	18.7	-
Bad-debt-related Expenses	137,595	(129,056)	20,470	17.5	-	115,848	(100,760)	-21,747	-15.8	-	104,300	(89,200)	-11,548	-10.0	-
Interest-repayment-related Expenses	200,147	(200,147)	162,919	437.6	-	19,620	(19,620)	-180,526	-90.2	-	-	(-)	-	-	-
Operating Profit	-85,102	(-88,992)	-195,495	-	1.046	81,651	(80,159)	166,754	-	1.019	54,600	(49,600)	-27,051	-33.1	1.101
Non-operating Income	3,346	(3,046)	586	21.3	-	1,753	(2,804)	-1,592	-47.6	-	1,600	(2,400)	-153	-8.7	-
Non-operating Expenses	187	(236)	47	33.5	-	284	(645)	97	51.9	-	0	(0)	-284	-100.0	-
Income Before Extraordinary Items	-81,944	(-86,183)	-194,955	-	1.052	83,120	(82,319)	165,065	-	1.010	56,200	(52,000)	-26,920	-32.4	1.081
Extraordinary Income	252	(269)	-159	-38.7	-	3,975	(3,973)	3,722	-	-	-	(-)	-	-	-
Extraordinary Losses	350,871	(350,835)	349,508	-	-	23,719	(27,690)	-327,152	-93.2	-	700	(700)	-23,019	-97.0	-
Income Before Income Taxes	-432,563	(-436,749)	-544,622	-	-	63,376	(58,601)	495,939	-	-	55,500	(51,300)	-7,876	-12.4	-
Net Income	-437,972	(-439,463)	-503,567	-	1.003	35,406	(33,518)	473,378	-	1.056	43,300	(41,800)	7,894	22.3	1.036

Note. Interest-repayment-related Expenses represents the sum of Interest Repayments, ACOM's Voluntary Waiver of Repayments accompanied with Interest Repayments and Increase or Decrease in Allowance for Loss on Interest Repayments.

3. Operating Income by Segment (Consolidated)

(Millions of yen, %)

	2006/3	yoy %	C.R.	2007/3	yoy %	C.R.	2008/3	yoy	yoy %	C.R.	2009/3 (E)	yoy %	C.R.
Operating Income	445,431	2.6	100.0	423,652	-4.9	100.0	379,706	-43,945	-10.4	100.0	325,000	-14.4	100.0
Loan Business	396,485	2.4	89.0	374,590	-5.5	88.4	331,476	-43,114	-11.5	87.3	273,100	-17.6	84.0
ACOM CO., LTD.	374,233	-1.3	-	348,519	-6.9	-	298,887	-49,632	-14.2	-	240,600	-19.5	-
DC Cash One LTD.	11,354	-	-	13,220	16.4	-	13,719	498	3.8	-	13,400	-2.3	-
EASY BUY Public Company Limited	10,895	34.6	-	12,850	17.9	-	18,869	6,019	46.8	-	19,100	1.2	-
AFRESH CREDIT CO., LTD.	0	-77.5	-	0	-76.8	-	-	-	-	-	-	-	-
Credit Card Business	6,462	2.4	1.4	6,128	-5.2	1.4	5,437	-691	-11.3	1.4	4,500	-17.2	1.4
ACOM CO., LTD.	6,389	2.6	-	6,054	-5.3	-	5,367	-686	-11.3	-	4,500	-16.2	-
AFRESH CREDIT CO., LTD.	72	-14.0	-	74	3.2	-	69	-5	-7.1	-	0	-100.0	-
Installment Sales Finance Business	14,839	-10.7	3.3	10,106	-31.9	2.4	7,682	-2,423	-24.0	2.0	5,500	-28.4	1.7
ACOM CO., LTD.	5,802	-38.6	-	3,811	-34.3	-	-	-	-	-	-	-	-
EASY BUY Public Company Limited	6,762	139.2	-	5,072	-25.0	-	4,281	-791	-15.6	-	2,400	-43.9	-
AFRESH CREDIT CO., LTD.	2,275	-47.6	-	1,222	-46.3	-	3,401	2,179	178.2	-	3,100	-8.9	-
Guarantee Business	6,651	-12.8	1.5	9,244	39.0	2.2	10,565	1,321	14.3	2.8	12,900	22.1	4.0
ACOM CO., LTD.	6,244	-18.1	-	7,071	13.2	-	7,532	460	6.5	-	9,000	19.5	-
DC Cash One Ltd.	406	-	-	2,172	434.7	-	3,033	861	39.6	-	3,900	28.6	-
Loan Servicing Business	14,117	61.1	3.2	13,827	-2.1	3.3	17,026	3,198	23.1	4.5	17,200	1.0	5.3
Collection of purchased receivables	13,322	71.7	-	13,328	0.0	-	15,568	2,240	16.8	-	-	-	-
Rental Business	4,318	14.2	1.0	4,489	4.0	1.1	4,600	111	2.5	1.2	4,900	6.5	1.5
Others	2,557	-27.2	0.6	5,265	105.9	1.2	2,917	-2,348	-44.6	0.8	2,800	-4.0	0.8
Other Financial Businesses	331	676.0	0.1	2,581	679.8	0.6	993	-1,587	-61.5	0.3	1,400	41.0	0.4
Banking Business	-	-	-	-	-	-	-	-	-	-	4,100	-	1.3

Notes 1. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
2. ACOM CO., LTD. acquired 55.41% of issued shares of PT. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March, 2008 is 55.88%.

4. Receivables Outstanding by Segment (Consolidated)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,857,536	-4.3	1,869,685	0.7	1,852,053	-0.9	1,759,927	-5.0	1,612,556	-147,370	-8.4	1,490,400	-7.6
Loan Business	1,623,154	-2.2	1,680,184	3.5	1,703,172	1.4	1,632,310	-4.2	1,480,917	-151,393	-9.3	1,375,100	-7.1
ACOM CO., LTD.	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3	1,494,399	-6.4	1,318,781	-175,617	-11.8	1,214,200	-7.9
AFRESH CREDIT CO., LTD.	66	-56.8	33	-49.8	20	-38.7	-	-	-	-	-	-	-
EASY BUY Public Company Limited	10,289	42.7	17,163	66.8	29,564	72.3	49,918	68.8	74,735	24,817	49.7	72,300	-3.3
DC Cash One Ltd.	-	-	59,246	-	74,142	25.1	82,698	11.5	81,161	-1,536	-1.9	81,600	0.5
Credit Card Business	46,731	11.7	49,399	5.7	48,120	-2.6	44,842	-6.8	38,126	-6,715	-15.0	30,200	-20.8
ACOM CO., LTD.	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-6.9	37,682	-6,585	-14.9	30,000	-20.4
AFRESH CREDIT CO., LTD.	758	10.8	546	-27.9	568	4.1	566	-0.4	443	-122	-21.6	200	-54.9
Installment Sales Finance Business	181,567	-23.7	127,378	-29.8	83,335	-34.6	56,986	-31.6	42,795	-14,190	-24.9	41,300	-3.5
ACOM CO., LTD.	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-29.8	-	-	-	-	-
AFRESH CREDIT CO., LTD.	59,785	-22.7	33,607	-43.8	17,335	-48.4	9,503	-45.2	32,656	23,153	243.6	35,400	8.4
EASY BUY Public Company Limited	7,847	6.0	23,756	202.7	20,229	-14.8	15,335	-24.2	10,138	-5,196	-33.9	5,900	-41.8
Loan Servicing Business	6,082	411.1	12,723	109.2	17,423	36.9	25,788	48.0	30,638	4,850	18.8	22,300	-27.2
Banking Business	-	-	-	-	-	-	-	-	20,078	20,078	-	21,500	7.1
Guaranteed Receivables	100,971	74.3	78,015	-22.7	89,894	15.2	105,977	17.9	120,639	14,661	13.8	172,400	42.9
ACOM CO., LTD.	100,971	74.3	78,015	-22.7	89,639	14.9	96,850	8.0	100,633	3,783	3.9	135,300	34.4
DC Cash One Ltd.	-	-	-	-	254	-	9,126	-	20,005	10,878	119.2	37,100	85.5

Notes:1. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
Notes:2. ACOM CO., LTD. acquired 55.41% of issued shares of Pt. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March, 2008 is 55.68%.

5. Number of Customer Accounts by Segment (Consolidated)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	3,161,894	0.0	3,406,054	7.7	3,450,636	1.3	3,435,586	-0.4	3,208,872	-226,714	-6.6	3,212,000	0.1
ACOM CO., LTD.	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5	2,682,160	-6.2	2,374,759	-307,401	-11.5	2,177,100	-8.3
AFRESH CREDIT CO., LTD.	422	-62.4	167	-60.4	40	-76.0	-	-	-	-	-	-	-
EASY BUY Public Company Limited	207,399	62.2	347,003	67.3	410,142	18.2	556,344	35.6	638,291	81,947	14.7	839,000	31.4
DC Cash One Ltd.	-	-	150,074	-	172,183	14.7	182,878	6.2	180,085	-2,793	-1.5	177,900	-1.2
Credit Card Business	1,071,681	5.0	1,197,784	11.8	1,259,509	5.2	1,181,806	-6.2	871,773	-310,033	-26.2	620,800	-28.8
ACOM CO., LTD.	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-6.2	866,958	-308,952	-26.3	616,000	-28.9
AFRESH CREDIT CO., LTD.	6,982	16.3	5,609	-19.7	5,709	1.8	5,701	-0.1	4,814	-887	-15.6	4,800	-0.3
Installment Sales Finance Business	886,110	-10.6	958,768	8.2	671,742	-29.9	421,554	-37.2	313,664	-107,890	-25.6	288,300	-8.1
ACOM CO., LTD.	387,261	-19.2	284,782	-26.5	205,783	-27.7	147,433	-28.4	-	-	-	-	-
AFRESH CREDIT CO., LTD.	222,424	-15.5	148,059	-33.4	96,023	-35.1	57,840	-39.8	159,260	101,420	175.3	159,300	0.0
EASY BUY Public Company Limited	276,425	11.1	525,927	90.3	369,936	-29.7	216,281	-41.5	154,404	-61,877	-28.6	129,000	-16.5
Loan Servicing Business	31,851	202.2	137,808	332.7	200,662	45.6	226,271	12.8	227,587	1,316	0.6	-	-
Banking Business	-	-	-	-	-	-	-	-	4,001	4,001	-	-	-

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest-bearing balance.
2.Credit Card Business: Number of cardholders.
3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
4.Loan Servicing Business: Number of accounts for purchased loans.
5.AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
6. ACOM CO., LTD. acquired 55.41% of issued shares of Pt. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007. The ownership ratio at the end of March, 2008 is 55.68%.

6. Income and Expenses (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	411,799	-1.8	402,734	-2.2	396,637	-1.5	370,769	-6.5	317,116	-53,653	-14.5	258,300	-18.5
Interest on Loans Receivable	379,332	-2.4	372,389	-1.8	367,619	-1.3	342,908	-6.7	292,860	-50,048	-14.6	235,800	-19.5
Operating Expenses	295,918	7.0	262,500	-11.3	290,512	10.7	459,762	58.3	236,956	-222,805	-48.5	208,700	-11.9
Financial Expenses	26,115	-11.7	21,591	-17.3	18,186	-15.8	16,928	-6.9	15,944	-984	-5.8	17,100	7.3
Cost of Sales	731	596.7	157	-78.5	-	-	1,223	-	606	-617	-50.5	-	-
Bad-debt-related Expenses	135,474	20.8	102,462	-24.4	108,183	5.6	129,056	19.3	100,760	-28,295	-21.9	89,200	-11.5
Interest-repayment-related Expenses	-	-	-	-	37,227	-	200,147	437.6	19,620	-180,526	-90.2	-	-
Loss on Sales of Loans Receivable	-	-	-	-	-	-	-	-	7,654	7,654	-	8,000	4.5
Other Operating Expenses	133,597	-0.9	138,289	3.5	126,914	-8.2	112,406	-11.4	92,369	-20,036	-17.8	94,400	2.2
Operating Profit	115,880	-18.7	140,234	21.0	106,124	-24.3	-88,992	-	80,159	169,152	-	49,600	-38.1
Non-operating Income	2,086	-1.5	2,083	-0.1	2,215	6.3	3,046	37.5	2,804	-241	-7.9	2,400	-14.4
Non-operating Expenses	167	-15.0	622	271.2	165	-73.3	236	42.8	645	408	172.5	0	-100.0
Income Before Extraordinary Items	117,799	-18.5	141,695	20.3	108,174	-23.7	-86,183	-	82,319	168,502	-	52,000	-36.8
Extraordinary Income	3,198	-	141	-95.6	489	245.7	269	-44.9	3,973	3,703	-	-	-
Extraordinary Losses	7,861	-20.8	2,805	-64.3	1,424	-49.2	350,835	-	27,690	-323,144	-92.1	700	-97.5
Special Provision for Loss on Interest Repayments	-	-	-	-	-	-	317,061	-	-	-	-	-	-
Loss on Sales of Fixed Assets	292	-95.0	29	-90.0	436	-	63	-85.5	120	56	90.3	-	-
Loss on Revaluation of Investments in Securities	335	-87.6	353	5.4	-	-	14,784	-	22,000	7,216	48.8	-	-
Income Before Income Taxes	113,136	-15.9	139,031	22.9	107,239	-22.9	-436,749	-	58,601	495,350	-	51,300	-12.5
Income Taxes, current	54,160	-20.4	47,540	-12.2	44,770	-5.8	16,353	-63.5	150	-16,203	-99.1	100	-33.3
Enterprise Taxes	11,760	-19.3	8,240	-29.9	7,670	-6.9	2,741	-64.3	-	-	-	-	-
Prior Fiscal Year Corporate Taxes, etc.	-	-	-	-	-	-	-	-	9,060	9,060	-	-	-
Income Taxes, deferred	-6,671	-39.2	8,490	-227.3	-1,682	-119.8	-13,638	-	15,873	29,512	-	9,400	-40.8
Net Income	65,648	-15.3	83,001	26.4	64,152	-22.7	-439,463	-	33,518	472,982	-	41,800	24.7

7. Operating Income by Category (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	411,799	-1.8	402,734	-2.2	396,637	-1.5	370,769	-6.5	317,116	-53,653	-14.5	258,300	-18.5
Interest on Loans Receivable	379,332	-2.4	372,389	-1.8	367,619	-1.3	342,908	-6.7	292,860	-50,048	-14.6	235,800	-19.5
Unsecured Loans	370,985	-2.4	364,991	-1.6	360,812	-1.1	336,615	-6.7	287,657	-48,957	-14.5	231,700	-19.5
Consumers	370,894	-2.4	364,944	-1.6	360,784	-1.1	336,597	-6.7	287,645	-48,951	-14.5	231,700	-19.4
Commercials	90	-45.7	47	-47.7	27	-41.2	18	-35.1	12	-6	-33.2	0	-100.0
Secured Loans	8,347	-0.5	7,397	-11.4	6,806	-8.0	6,292	-7.5	5,202	-1,090	-17.3	4,100	-21.2
Fees from Credit Card Business	5,714	14.6	6,113	7.0	6,139	0.4	5,770	-6.0	5,043	-727	-12.6	4,100	-18.7
MasterCard®	5,647	14.0	6,111	8.2	6,137	0.4	5,770	-6.0	5,043	-726	-12.6	4,100	-18.7
Fees from Installment Sales Financing	13,799	-14.6	9,255	-32.9	5,550	-40.0	3,492	-37.1	-	-	-	-	-
Fees from Credit Guarantees	5,035	169.7	7,599	50.9	9,496	25.0	10,869	14.5	11,363	494	4.6	12,400	9.1
Sales	735	600.0	158	-78.5	-	-	722	-	654	-67	-9.4	-	-
Others	7,181	-6.1	7,218	0.5	7,830	8.5	7,005	-10.5	7,193	187	2.7	6,000	-16.6
Collection of Bad Debts Deducted	6,083	-5.4	6,103	0.3	6,922	13.4	5,908	-14.6	5,977	69	1.2	5,200	-13.0

Note: AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

7-2. Composition Ratio of Operating Income by Category (ACOM)

(%)

	2004/3	2005/3	2006/3	2007/3	2008/3	2009/3 (E)
Operating Income	100.0	100.0	100.0	100.0	100.0	100.0
Interest on Loans Receivable	92.1	92.5	92.7	92.5	92.3	91.3
Fees from Credit Card Business	1.4	1.5	1.5	1.6	1.6	1.6
Fees from Installment Sales Financing	3.4	2.3	1.4	0.9	-	-
Fees from Credit Guarantees	1.2	1.9	2.4	2.9	3.6	4.8
Sales	0.2	0.0	0.0	0.2	0.2	-
Others	1.7	1.8	2.0	1.9	2.3	2.3

Note: AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

8. Operating Expenses (ACOM)

(Millions of yen)

	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2008/3	yoy	%	2009/3 (E)	yoy %
Operating Expenses	295,918	7.0	262,500	-11.3	290,512	10.7	459,762	58.3	236,956	-222,805	-48.5	208,700	-11.9
Financial Expenses	26,115	-11.7	21,591	-17.3	18,186	-15.8	16,928	-6.9	15,944	-984	-5.8	17,100	7.3
Cost of Sales	731	596.7	157	-78.5	-	-	1,223	-	606	-617	-50.5	-	-
Bad-debt-related Expenses	135,474	20.8	102,462	-24.4	108,183	5.6	129,056	19.3	100,760	-28,295	-21.9	89,200	-11.5
Bad Debt Write-offs	112,598	38.0	108,446	-3.7	107,239	-1.1	97,097	-9.5	111,667	14,570	15.0	96,400	-13.7
Increase or Decrease in Allowance for Bad Debts	21,485	-28.5	-6,998	-132.6	493	107.1	31,618	-	-10,726	-42,345	-133.9	-8,000	-
Increase or Decrease in Allowance for Loss on Debt Guarantees	1,391	201.7	1,015	-27.0	450	-55.7	340	-24.4	-180	-520	-152.9	800	-
Interest-repayment-related Expenses	-	-	-	-	37,227	-	200,147	437.6	19,620	-180,526	-90.2	-	-
Interest Repayments	-	-	-	-	13,527	-	42,266	212.4	75,981	33,715	79.8	-	-
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	-	-	-	41,880	-	58,838	16,958	40.5	-	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	23,700	-	116,000	389.5	-115,200	-231,200	-199.3	-121,800	-
Loss on Sales of Loans Receivable	-	-	-	-	-	-	-	-	7,654	7,654	-	8,000	4.5
Other Operating Expenses	133,597	-0.9	138,289	3.5	126,914	-8.2	112,406	-11.4	92,369	-20,036	-17.8	94,400	2.2
Personnel Costs	37,235	1.0	36,116	-3.0	34,823	-3.6	30,442	-12.6	23,053	-7,388	-24.3	24,500	6.3
Advertising and Promotional Expenses	13,989	-11.8	16,025	14.5	16,087	0.4	10,875	-32.4	9,717	-1,158	-10.6	8,500	-12.5
Administrative Expenses	15,191	-4.2	14,583	-4.0	14,694	0.8	14,122	-3.9	12,387	-1,735	-12.3	12,500	0.9
Expenses for Computer Operation and Development	21,296	-8.6	20,923	-1.8	19,255	-8.0	20,266	5.3	19,516	-750	-3.7	20,000	2.5
Fees	13,635	12.5	16,074	17.9	16,672	3.7	17,296	3.7	15,579	-1,716	-9.9	15,400	-1.1
Insurance Expenses	9,347	6.4	9,020	-3.5	7,580	-16.0	3,744	-50.6	1	-3,743	-100.0	0	-100.0
Depreciation Expenses	2,950	-14.0	2,560	-13.2	2,524	-1.4	2,394	-5.2	2,001	-393	-16.4	1,800	-10.0
Taxes and Other Public Charges	6,161	-7.0	6,253	1.5	6,106	-2.4	5,630	-7.8	4,725	-904	-16.1	4,800	1.6
Enterprise Tax (Pro forma standard taxation)	-	-	970	-	940	-3.1	625	-33.5	380	-245	-39.2	400	5.3
Others	13,788	14.6	15,761	14.3	8,229	-47.8	7,008	-14.8	5,007	-2,001	-28.6	6,500	29.8

Note: Following the change of the method to calculate "Allowance for Loss on Interest Repayments", "ACOM's Voluntary Waiver of Repayments", formerly a composition of "Bad Debt Write-offs".

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2004/3	yoy p.p.	2005/3	yoy p.p.	2006/3	yoy p.p.	2007/3	yoy p.p.	2008/3	yoy p.p.	2009/3 (E)	yoy p.p.
Operating Expenses	71.9	5.9	65.2	-6.7	73.2	8.0	124.0	50.8	74.7	-49.3	80.8	6.1
Financial Expenses	6.3	-0.8	5.4	-0.9	4.6	-0.8	4.6	0.0	5.0	0.4	6.6	1.6
Cost of Sales	0.2	0.2	-	-0.2	-	-	0.3	-	0.2	-0.1	-	-
Bad-debt-related Expenses	32.9	6.2	25.5	-7.4	27.2	1.7	34.8	7.6	31.8	-3.0	34.5	2.7
Bad Debt Write-offs	27.4	7.9	26.9	-0.5	27.0	0.1	26.2	-0.8	35.2	9.0	37.3	2.1
Increase or Decrease in Allowance for Bad Debts	5.2	-1.9	-1.7	-6.9	0.1	1.8	8.5	8.4	-3.4	-11.9	-3.1	0.3
Increase or Decrease in Allowance for Loss on Debt Guarantees	0.3	0.2	0.3	0.0	0.1	-0.2	0.1	0.0	-0.0	-0.1	0.3	0.3
Interest-repayment-related Expenses	-	-	-	-	9.4	9.4	54.0	44.6	6.2	-47.8	0.0	-6.2
Interest Repayments	-	-	-	-	3.4	3.4	11.4	8.0	24.0	12.6	-	-
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	-	-	-	11.3	-	18.5	7.2	-	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	6.0	6.0	31.3	25.3	-36.3	-67.6	-47.2	-10.9
Loss on Sales of Loans Receivable	-	-	-	-	-	-	-	-	2.4	2.4	3.1	0.7
Other Operating Expenses	32.5	0.3	34.3	1.8	32.0	-2.3	30.3	-1.7	29.1	-1.2	36.6	7.5
Personnel Costs	9.0	0.2	9.0	0.0	8.8	-0.2	8.2	-0.6	7.3	-0.9	9.5	2.2
Advertising and Promotional Expenses	3.4	-0.4	4.0	0.6	4.1	0.1	2.9	-1.2	3.1	0.2	3.3	0.2
Administrative Expenses	3.7	-0.1	3.6	-0.1	3.7	0.1	3.8	0.1	3.9	0.1	4.8	0.9
Expenses for Computer Operation and Development	5.2	-0.3	5.2	0.0	4.9	-0.3	5.5	0.6	6.1	0.6	7.7	1.6
Fees	3.3	0.4	4.0	0.7	4.2	0.2	4.7	0.5	4.9	0.2	6.0	1.1
Insurance Expenses	2.3	0.2	2.2	-0.1	1.9	-0.3	1.0	-0.9	0.0	-1.0	0.0	0.0
Depreciation Expenses	0.7	-0.1	0.6	-0.1	0.6	0.0	0.6	0.0	0.6	0.0	0.7	0.1
Taxes and Other Public Charges	1.5	-0.1	1.6	0.1	1.5	-0.1	1.5	0.0	1.5	0.0	1.9	0.4
Enterprise Tax (Pro forma standard taxation)	-	-	0.2	0.2	0.2	0.0	0.2	0.0	0.1	-0.1	0.2	0.1
Others	3.4	0.5	3.9	0.5	2.1	-1.8	1.9	-0.2	1.6	-0.3	2.5	0.9

Note. Ratio of operating expenses to operating income = Operating expenses/Operating income

9. Receivables Outstanding (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Receivables Outstanding (Millions of yen)	1,772,706	-4.0	1,720,641	-2.9	1,689,598	-1.8	1,570,823	-7.0	1,356,464	-214,358	-13.6	1,244,200	-8.3
Loan Business	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3	1,494,399	-6.4	1,318,781	-175,617	-11.8	1,214,200	-7.9
Unsecured Loans	1,548,616	-2.2	1,545,493	-0.2	1,542,256	-0.2	1,446,209	-6.2	1,277,944	-168,264	-11.6	1,179,700	-7.7
Consumers	1,548,274	-2.1	1,545,295	-0.2	1,542,121	-0.2	1,446,117	-6.2	1,277,879	-168,238	-11.6	1,179,700	-7.7
Commercials	341	-45.4	197	-42.3	134	-31.5	91	-32.3	64	-26	-29.5	0	-100.0
Secured Loans	64,183	-8.5	56,280	-12.3	54,020	-4.0	48,190	-10.8	40,837	-7,352	-15.3	34,500	-15.5
Real Estate Card Loan	52,781	-7.2	47,135	-10.7	46,210	-2.0	41,877	-9.4	35,500	-6,376	-15.2	-	-
Credit Card Business	45,973	11.7	48,853	6.3	47,551	-2.7	44,276	-6.9	37,683	-6,593	-14.9	30,000	-20.4
MasterCard®	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-6.9	37,682	-6,585	-14.9	30,000	-20.4
Installment Sales Finance Business	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-29.8	-	-	-	-	-
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	527	0.6	535	1.5	542	1.3	541	-0.2	540	-1	-0.2	544	0.7

Guaranteed Receivables	100,971	74.3	137,261	35.9	163,782	19.3	179,549	9.6	181,795	2,246	1.3	217,300	19.5

Note: AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

10. Number of Customer Accounts (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Loan Business	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5	2,682,160	-6.2	2,374,759	-307,401	-11.5	2,177,100	-8.3
Unsecured Loans	2,940,345	-2.6	2,890,353	-1.7	2,846,796	-1.5	2,670,707	-6.2	2,364,727	-305,980	-11.5	2,168,300	-8.3
Consumers	2,939,945	-2.6	2,890,120	-1.7	2,846,643	-1.5	2,670,606	-6.2	2,364,664	-305,942	-11.5	2,168,300	-8.3
Commercials	400	-39.5	233	-41.8	153	-34.3	101	-34.0	63	-38	-37.6	0	-100.0
Secured Loans	13,728	-5.3	12,563	-8.5	12,380	-1.5	11,453	-7.5	10,032	-1,421	-12.4	8,800	-12.3
Credit Card Business	1,064,699	4.9	1,192,175	12.0	1,253,800	5.2	1,176,105	-6.2	866,958	-309,147	-26.3	616,000	-28.9
MasterCard®	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-6.2	866,958	-308,952	-26.3	616,000	-28.9
Installment Sales Finance Business	387,281	-19.2	284,782	-26.5	205,783	-27.7	147,433	-28.4	-	-	-	-	-

Notes :1.Loan Business: Number of customer accounts with outstanding that includes non-interest-bearing balance.
:2.Credit Card Business: Number of cardholders.
:3.Installment Sales Finance Business: Number of contracts with receivables outstanding.
:4.AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

Trend in Actual Results and Estimates (Non-Consolidated)

11. Number of New Loan Customers (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of New Loan Customers	359,311	-12.0	340,033	-5.4	330,385	-2.8	268,885	-18.6	175,864	-93,021	-34.6	205,000	16.6
Unsecured Loans	358,570	-11.8	339,567	-5.3	329,814	-2.9	268,710	-18.5	175,859	-92,851	-34.6	205,000	16.6
Consumers	358,570	-11.8	339,567	-5.3	329,814	-2.9	268,710	-18.5	175,859	-92,851	-34.6	205,000	16.6
Commercials	0	-100.0	0	-	0	-	0	-	0	-	-	-	-
Secured Loans	741	-49.0	466	-37.1	571	22.5	175	-69.4	5	-170	-97.1	-	-

12. Number of Loan Business Outlets (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Loan Business Outlets	1,699	-17	1,785	86	2,003	218	1,812	-191	1,689	-123	-6.8	1,653	-36
Staffed	381	-87	324	-57	277	-47	142	-135	137	-5	-3.5	127	-10
Unstaffed	1,318	70	1,461	143	1,726	265	1,670	-56	1,552	-118	-7.1	1,526	-26
QUICK MUJIN Machine	-	-	38	38	194	156	119	-75	0	-119	-100.0	-	-

13. MUJINKUN (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of MUJINKUN Outlets	1,691	-14	1,782	91	2,007	225	1,820	-187	1,688	-132	-7.3	1,652	-36
Number of MUJINKUN Machines	1,692	-14	1,783	91	2,008	225	1,820	-188	1,688	-132	-7.3	1,652	-36
QUICK MUJIN Machine	-	-	38	38	201	163	128	-73	0	-128	-100.0	-	-

14. Cash Dispensers and ATMs (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Cash Dispensers and ATMs	76,282	7,067	81,736	5,454	83,868	2,132	87,773	3,905	92,063	4,290	4.9	-	-
Proprietary	1,961	-65	1,891	-70	1,952	61	1,841	-111	1,820	-21	-1.1	1,805	-15
Open 365 Days/Year	1,957	-63	1,888	-69	1,951	63	1,841	-110	1,820	-21	-1.1	-	-
Open 24 Hours/Day	1,705	-44	1,662	-43	1,727	65	1,632	-95	1,615	-17	-1.0	-	-
Tie-up	74,321	7,132	79,845	5,524	81,916	2,071	85,932	4,016	90,243	4,311	5.0	-	-
Others	8,424	803	8,684	260	8,903	219	8,464	-439	8,537	73	0.9	-	-

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

15. Employees (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy		yoy		yoy		yoy		yoy	%		yoy
Number of Employees	4,238	-167	4,096	-142	3,911	-185	2,956	-955	2,774	-182	-6.2	2,730	-44
Head Office	932	63	925	-7	937	12	866	-71	1,025	159	18.4	-	-
Financial Service Business Division	3,306	-230	3,171	-135	2,974	-197	2,090	-884	1,749	-341	-16.3	-	-

16. Average Loan yield (ACOM)

(%)

	2004/3		2005/3		2006/3		2007/3		2008/3		2009/3 (E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Average yield	23.23	-0.24	23.13	-0.10	22.94	-0.19	21.91	-1.03	20.75	-1.16	18.84	-1.91
Unsecured Loans	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.25	-1.07	21.05	-1.20	19.09	-1.96
Consumers	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.25	-1.07	21.05	-1.20	19.09	-1.96
Commercials	18.96	-1.08	17.12	-1.84	16.63	-0.49	15.51	-1.12	15.66	0.15	12.47	-3.19
Secured Loans	12.16	0.01	12.27	0.11	12.38	0.11	12.11	-0.27	11.63	-0.48	10.90	-0.73

Note: Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

17. Unsecured Loans Receivable Outstanding by Interest Rate (ACOM)

(Millions of yen)

	2004/3				2005/3				2006/3				2007/3				2008/3				2009/3 (E)			
Effective Annual Interest Rate	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,848,643	100.0	1,542,121	100.0	2,670,606	100.0	1,446,117	100.0	2,364,664	100.0	1,277,879	100.0	-	-	1,179,700	100.0
28.470% and Higher	100,931	3.4	39,701	2.5	78,365	2.7	31,483	2.1	61,859	2.2	25,418	1.6	49,559	1.8	20,506	1.4	38,768	1.6	16,048	1.2	-	-	13,800	1.2
27.375%	1,759,830	59.9	642,084	41.5	1,757,575	60.8	652,293	42.2	1,685,553	59.2	623,676	40.4	1,465,313	54.9	537,612	37.2	1,015,725	43.0	373,968	29.3	-	-	260,100	22.0
25.000% - 26.500%	545,094	18.5	338,972	21.9	524,539	18.2	343,838	22.3	509,901	17.9	338,043	21.9	458,676	17.2	289,512	20.0	302,995	12.8	183,019	14.3	-	-	106,800	9.0
20.000% - 24.820%	321,498	10.9	312,491	20.2	301,330	10.4	304,686	19.7	308,659	10.8	314,393	20.4	331,596	12.4	278,943	19.3	205,743	8.7	164,865	12.9	-	-	105,800	9.0
18.250% - 19.000%	48,184	1.6	87,939	5.7	41,830	1.5	79,546	5.1	39,923	1.4	73,732	4.8	46,663	1.7	83,666	5.8	26,866	1.1	48,616	3.8	-	-	30,900	2.6
15.000% - 18.000%	52,657	1.8	92,256	6.0	52,927	1.8	91,183	5.9	63,877	2.3	104,125	6.8	132,922	5.0	169,235	11.7	600,681	25.4	434,052	34.0	-	-	614,400	52.1
Less than 15.000%	113,751	3.9	34,827	2.2	133,554	4.6	42,263	2.7	176,871	6.2	62,731	4.1	185,877	7.0	66,641	4.6	173,904	7.4	57,310	4.5	-	-	47,900	4.1

17-2. Unsecured Loans Receivable Outstanding by Interest Rate (ACOM)

(Millions of yen)

	2004/3				2005/3				2006/3				2007/3				2008/3				2009/3 (E)			
Effective Annual Interest Rate	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,848,643	100.0	1,542,121	100.0	2,670,606	100.0	1,446,117	100.0	2,364,664	100.0	1,277,879	100.0	-	-	1,179,700	100.0
18.000%<	2,773,537	94.3	1,421,189	91.8	2,703,639	93.6	1,411,848	91.4	2,605,895	91.5	1,375,264	89.2	2,351,807	88.1	1,210,241	83.7	1,590,099	67.3	786,517	61.6	-	-	517,300	43.8
15.000%< ≦18.000%	45,542	1.6	79,314	5.1	44,631	1.5	77,112	5.0	50,786	1.8	82,995	5.4	104,039	3.9	123,087	8.5	432,639	18.3	208,603	16.3	-	-	281,600	23.9
12.000%< ≦15.000%	8,006	0.3	13,140	0.9	9,047	0.3	14,234	0.9	13,744	0.5	21,275	1.4	29,395	1.1	46,255	3.2	168,868	7.1	226,250	17.7	-	-	333,800	28.3
≦12.000%	112,860	3.8	34,630	2.2	132,803	4.6	42,099	2.7	176,218	6.2	62,586	4.0	185,365	6.9	66,533	4.6	173,058	7.3	56,508	4.4	-	-	47,000	4.0

Trend in Actual Results and Estimates (Non-Consolidated)

18. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2004/3				2005/3				2006/3				2007/3				2008/3				2009/3 (E)			
	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≦100	440,892	15.0	20,278	1.3	433,121	15.0	19,936	1.3	436,574	15.3	20,000	1.3	424,813	15.9	19,518	1.4	363,744	15.4	15,721	1.2	-	-	13,100	1.1
100< ≦300	557,345	18.9	124,248	8.0	521,911	18.1	116,143	7.5	498,132	17.5	110,773	7.2	481,635	18.1	106,969	7.4	456,702	19.3	102,108	8.0	-	-	101,300	8.6
300< ≦500	1,298,519	44.2	599,765	38.7	1,295,695	44.8	599,363	38.8	1,276,930	44.9	591,294	38.4	1,170,089	43.8	540,562	37.4	1,027,038	43.4	473,805	37.1	-	-	433,800	36.8
500< ≦1,000	359,923	12.3	307,933	20.0	346,243	12.0	295,102	19.1	328,892	11.6	278,185	18.0	299,905	11.2	252,047	17.4	254,904	10.8	213,188	16.7	-	-	188,000	15.9
1,000< ~	283,266	9.6	496,029	32.0	293,150	10.1	514,749	33.3	306,115	10.7	541,866	35.1	294,164	11.0	527,019	36.4	262,276	11.1	473,055	37.0	-	-	443,500	37.6
Total	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,296	100.0	2,846,643	100.0	1,542,121	100.0	2,670,606	100.0	1,446,117	100.0	2,364,664	100.0	1,277,879	100.0	-	-	1,179,700	100.0

19. Composition Ratio of Customer Accounts by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen, %)

Annual Income (Millions of yen)	2004/3			2005/3			2006/3			2007/3			2008/3		
	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts
≦2	24.1	123	21.3	24.5	134	21.4	25.1	139	22.1	25.1	135	22.1	21.8	136	22.1
2< ≦5	63.4	151	57.9	63.1	158	58.3	63.0	158	57.9	62.9	158	57.9	63.0	162	57.3
5< ≦7	8.4	193	13.5	8.3	199	13.1	8.0	192	12.9	7.9	192	12.8	9.9	214	13.1
7< ≦10	3.4	217	5.9	3.4	230	5.9	3.2	220	5.8	3.4	221	5.9	4.4	244	6.1
10<	0.7	229	1.4	0.7	247	1.3	0.7	243	1.3	0.7	244	1.3	0.9	283	1.4
Total	100.0	151	100.0	100.0	158	100.0	100.0	159	100.0	100.0	158	100.0	100.0	179	100.0

20. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2004/3			2005/3			2006/3			2007/3			2008/3		
	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account
Under 29	49.9	24.2	21.6	49.5	23.1	21.6	48.6	22.1	22.5	47.0	20.5	23.2	44.4	18.8	17.1
Age 30 - 39	22.5	29.3	28.5	22.4	29.5	28.7	21.3	29.3	28.1	21.7	29.2	27.5	22.8	28.8	28.0
Age 40 - 49	14.7	20.5	21.5	14.9	20.7	21.3	14.9	20.9	21.6	15.3	21.3	20.9	16.7	22.1	22.7
Age 50 - 59	10.7	18.0	19.3	10.8	18.3	19.0	11.4	18.9	18.7	12.0	19.3	19.7	12.5	19.2	20.0
Over 60	2.2	8.0	9.1	2.4	8.4	9.4	3.8	8.8	9.1	4.0	9.7	8.7	3.8	11.1	12.2
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

21. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2004/3			2005/3			2006/3			2007/3			2008/3		
	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account
Male (%)	71.8	73.4	69.0	71.3	73.5	69.5	69.5	73.3	69.8	68.7	73.2	70.1	70.9	73.5	70.0
Female (%)	28.2	26.6	31.0	28.7	26.5	30.5	30.5	26.7	30.2	31.3	26.8	29.9	29.1	26.5	30.0

22. Bad Debt Write-offs (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Bad Debt Write-offs (Millions of yen)	112,598	38.0	108,446	-3.7	107,239	-1.1	138,977	29.6	170,506	31,528	22.7	144,200	-15.4
Loan Business	103,093	36.7	97,166	-5.7	95,826	-1.4	126,038	31.5	155,755	29,716	23.6	129,900	-16.6
Unsecured Loans	100,781	34.3	96,415	-4.3	95,053	-1.4	125,515	32.0	155,211	29,696	23.7	129,300	-16.7
Secured Loans	2,312	494.8	750	-67.5	772	2.9	523	-32.2	544	20	3.9	600	10.3
MasterCard®	4,745	41.9	4,394	-7.4	3,905	-11.1	4,123	5.6	4,825	701	17.0	4,100	-15.0
Installment Sales Finance	2,890	17.6	3,095	7.1	2,088	-32.5	1,277	-38.9	-	-	-	-	-
Guarantee Business	1,860	506.1	3,785	103.5	5,409	42.9	7,495	38.6	9,499	2,004	26.7	10,200	7.4
Average Amount of Bad Debt Write-offs per Account for Unsecured Loans (Thousands of yen)	395	8.8	408	3.3	425	4.2	438	3.1	480	42	9.6	-	-

Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	527	0.6	535	1.5	542	1.3	541	-0.2	540	-1	-0.2	544	0.7

Note.AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

[Ratio of Bad Debt Write-offs]

Loans Business (%)	6.38	(1.82)	6.05	(-0.33)	5.99	(-0.06)	8.42	(2.43)	11.79	(3.37)	-	10.67	(-1.12)
Unsecured Loans	6.50	(1.76)	6.23	(-0.27)	6.15	(-0.08)	8.67	(2.52)	12.13	(3.46)	-	10.94	(-1.19)
Secured Loans	3.55	(3.01)	1.31	(-2.24)	1.41	(0.10)	1.07	(-0.34)	1.31	(0.24)	-	1.72	(0.41)
MasterCard®	10.32	(2.19)	8.98	(-1.34)	8.20	(-0.78)	9.29	(1.09)	12.77	(3.48)	-	13.62	(0.85)
Installment Sales Finance	2.54	(0.94)	4.39	(1.85)	4.53	(0.14)	3.97	(-0.56)	-	-	-	-	-
Guarantee Business	1.80	(1.28)	2.68	(0.88)	3.18	(0.50)	3.97	(0.79)	4.92	(0.95)	-	4.45	(-0.47)

Notes.1. Ratio of Bad Debt Write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
MasterCard® = Bad Debt Write-offs of MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance Business / Installment Receivables
Guarantee Business = Bad Debt Write-offs of Gurantee Business / (Guranteed Receivables plus Payments in Subrogation)
:2. Figures in brackets indicate year-on-year change in percentage points.
:3. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

22-2. Unserured Loans Write-offs by Reasons (ACOM)

	2004/3		2005/3		2006/3		2007/3		2008/3	
Based on Receivables Outstanding		C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)		C.R. (%)
Amount of Bad Debt Write-offs (Millions of yen)	100,781	100.0	96,415	100.0	95,053	100.0	125,515	100.0	155,211	100.0
Personal Bankruptcy	35,672	35.4	27,464	28.5	23,506	24.7	19,089	15.2	14,946	9.6
Failure to Locate Borrowers	3,307	3.3	3,012	3.1	2,993	3.2	2,932	2.3	1,710	1.1
Borrowers' Inability of Making Repayments, etc.	38,708	38.4	40,639	42.2	38,803	40.8	57,062	45.5	69,915	45.1
ACOM's Voluntary Waiver of Repayments	23,093	22.9	25,298	26.2	29,750	31.3	46,430	37.0	68,638	44.2
Waiver of Repayments accompanied with Interest Repayments	-	-	-	-	-	-	41,880	-	58,838	-

23. Bad Debts (ACOM)

(Millions of yen)

	2004/3	%	2005/3	%	2006/3	%	2007/3	%	2008/3	%
Total Amount of Bad Debts	79,754	4.93	81,210	5.06	109,573	6.85	141,307	9.44	124,767	9.44
Loans to Borrowers in Bankruptcy or Under Reorganization	9,280	0.57	8,377	0.52	7,000	0.44	6,120	0.41	4,824	0.37
Applications for Bankruptcy are Proceeded	2,951	0.18	2,026	0.13	1,307	0.08	1,026	0.07	557	0.04
Applications for The Civil Rehabilitation are Proceeded	3,633	0.22	3,176	0.20	2,716	0.17	2,430	0.16	1,695	0.13
Applications for The Civil Rehabilitation are Determined	1,775	0.11	2,328	0.15	2,358	0.15	2,108	0.14	1,924	0.15
Loans in Arrears	36,632	2.27	35,310	2.20	46,709	2.92	80,976	5.41	75,690	5.73
Loans Past Due for Three Months or More	1,638	0.10	1,345	0.08	1,110	0.07	499	0.03	727	0.06
Restructured Loans	32,204	1.99	36,177	2.25	54,752	3.42	53,711	3.59	43,524	3.29

Note : In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

23-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2004/3	%	2005/3	%	2006/3	%	2007/3	%	2008/3	%
11days ≦ < 3 months	19,475	1.21	17,239	1.07	12,968	0.81	17,223	1.15	19,709	1.49
31days ≦ < 3 months	11,076	0.69	9,902	0.62	7,289	0.46	6,586	0.44	7,603	0.58
11days ≦ < 31 days	8,399	0.52	7,337	0.46	5,679	0.36	10,637	0.71	12,106	0.92

24. Allowance for Bad Debts (ACOM)

	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2008/3	yoy %	2009/3 (E)	yoy %
Allowance for Bad Debts (Millions of yen)	129,400	20.1	122,400	-5.4	122,700	0.2	121,000	-1.4	108,500	-10.3	100,500	-7.4
(Allowance for Bad Debts calculated by former method)							(177,600)		(166,800)		(146,800)	
Ratio of Allowance for Bad Debts	7.37	-	7.15	-	7.26	-	7.72	-	8.00	-	8.08	-
General Allowance for Bad Debts	82,898	23.5	76,870	-7.3	66,810	-13.1	54,257	-18.8	48,657	-10.3	-	-
Unsecured Consumer Loans	74,888	24.9	69,348	-7.4	61,187	-11.8	48,963	-20.0	44,436	-9.2	-	-
Specific Allowance for Bad Debts	44,929	11.8	43,657	-2.8	54,276	24.3	65,145	20.0	58,843	-9.7	-	-
Increase or Decrease in Allowance for Bad Debts	21,700	-27.7	-7,000	-132.3	300	104.3	-1,700	-666.7	-12,500	-	-8,000	-
Allowance for Loss on Debt Guarantees	1,865	293.5	2,880	54.4	3,330	15.6	3,670	10.2	3,490	-4.9	4,300	23.2
Increase or Decrease in Allowance	1,391	201.7	1,015	-27.0	450	-55.7	340	-24.4	-180	-152.9	800	-

Notes 1. (Allowance for Bad Debts calculated by former method): it is calculated based on the method used before the change of expression of Allowance for loss on interest repayments from interim accounting period as of September 2006.

:2.

$$\text{Ratio of Allowance for Bad Debts} = \frac{\text{Allowance for bad debts}}{\text{Loans Receivable Outstanding at the fiscal year-end plus Installment Receivables (excluding deferred income on installment sales finance)}} \times 100$$

25. Allowance for Loss on Interest Repayments

	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2008/3	yoy %	2009/3 (E)	yoy %
Allowance for Loss on Interest Repayments(Millions of yen)	-	-	-	-	23,700	-	490,000	-	374,800	-	253,000	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	23,700	-	466,300	-	-115,200	-	-121,800	-

Note: The numbers in the above contain a portion of Allowance for Bad Debts calculated by former method from interim accounting period as of September 2006.

26. Funds Procurement (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)		
		C.R.(%)		C.R.(%)		C.R.(%)		C.R.(%)		yoy %	C.R.(%)		yoy %	C.R.(%)
Borrowings	1,260,090	100.0	1,028,722	100.0	945,208	100.0	888,587	100.0	774,407	-12.8	100.0	735,000	-5.1	100.0
Indirect	951,210	75.5	719,842	70.0	614,288	65.0	580,627	65.3	514,407	-11.4	66.4	495,000	-3.8	67.3
City Banks	35,386	2.8	21,430	2.1	24,487	2.6	21,306	2.4	19,900	-6.6	2.6	-	-	-
Regional Banks	51,147	4.1	32,791	3.2	19,330	2.0	18,433	2.1	17,271	-6.3	2.2	-	-	-
Former Long-term Credit Banks	76,968	6.1	53,979	5.2	41,049	4.3	46,871	5.3	70,338	50.1	9.1	-	-	-
Trust Banks	403,081	32.0	337,951	32.9	290,093	30.7	269,340	30.3	176,945	-34.3	22.8	-	-	-
Foreign Banks	37,500	3.0	6,500	0.6	6,500	0.7	7,500	0.8	7,500	0.0	1.0	-	-	-
Life Insurance Companies	245,773	19.5	189,090	18.4	152,749	16.2	112,581	12.7	95,909	-14.8	12.4	-	-	-
Non-Life Insurance Companies	44,723	3.5	29,439	2.9	21,659	2.3	16,530	1.8	11,144	-32.6	1.4	-	-	-
Others	56,632	4.5	48,662	4.7	58,421	6.2	88,066	9.9	115,400	31.0	14.9	-	-	-
Direct	308,880	24.5	308,880	30.0	330,920	35.0	307,960	34.7	260,000	-15.6	33.6	240,000	-7.7	32.7
Straight Bonds	285,000	22.6	265,000	25.8	265,000	28.0	260,000	29.3	260,000	0.0	33.6	-	-	-
Commercial Paper	-	-	20,000	1.9	50,000	5.3	40,000	4.5	-	-	-	-	-	-
Others	23,880	1.9	23,880	2.3	15,920	1.7	7,960	0.9	-	-	-	-	-	-
Short-term	11,500	0.9	22,500	2.2	51,000	5.4	60,000	6.8	-	-	-	-	-	-
Long-term	1,248,590	99.1	1,006,222	97.8	894,208	94.6	828,587	93.2	774,407	-6.5	100.0	735,000	-5.1	100.0
Fixed	1,093,395	86.8	900,468	87.5	805,086	85.2	762,560	85.8	717,872	-5.9	92.7	703,500	-2.0	95.7
Interest Rate Swaps (Notional)	188,321	14.9	161,712	15.7	207,053	21.9	236,505	26.6	228,987	-3.2	29.6	-	-	-
Interest Cap (Notional)	82,000	6.5	82,000	8.0	7,000	0.7	-	-	-	-	-	-	-	-
Average Interest Rate on Funds Procured During the Year	1.96	-	1.92	-	1.84	-	1.86	-	1.94	-	-	2.29	-	-
Average Nominal Interest Rate on Funds Procured During the Year	1.67	-	1.61	-	1.47	-	1.53	-	1.64	-	-	1.99	-	-
Floating Interest Rate	1.55	-	1.66	-	1.33	-	1.81	-	2.11	-	-	2.26	-	-
Fixed Interest Rate	2.04	-	1.96	-	1.69	-	1.87	-	1.93	-	-	2.29	-	-
Short-term	0.64	-	0.80	-	0.19	-	0.46	-	0.87	-	-	-	-	-
Long-term	1.96	-	1.92	-	1.90	-	1.95	-	1.95	-	-	2.29	-	-
Direct	1.82	-	1.80	-	1.64	-	1.53	-	1.72	-	-	1.77	-	-
Indirect	2.00	-	1.97	-	1.94	-	2.04	-	2.02	-	-	2.54	-	-
Term Average of Long-term Prime Rate	1.58	-	1.69	-	1.76	-	2.39	-	2.30	-	-	-	-	-

Notes:1.Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.
:2.The exercised outstanding of commitment facility(structured finance) is booked under "Others" in "Direct" according to management accounting on data book.

27. Credit Card Business [MasterCard®] (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Cardholders	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-6.2	866,958	-308,952	-26.3	616,000	-28.9
Tie-up Card	269,959	138.4	510,772	89.2	688,052	34.7	721,805	4.9	493,923	-227,882	-31.6	-	-
Number of Accounts with Shopping Receivables	336,008	16.7	304,233	-9.5	303,242	-0.3	297,342	-1.9	231,634	-65,708	-22.1	-	-
Card Shopping Receivables	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-6.9	37,682	-6,585	-14.9	30,000	-20.4
Revolving Receivables	41,404	12.2	43,774	5.7	43,043	-1.7	40,660	-5.5	35,531	-5,129	-12.6	-	-
Operating Income	5,647	14.0	6,111	8.2	6,137	0.4	5,770	-6.0	5,043	-726	-12.6	4,100	-18.7

Number of Card Issuance Machines	1,185	-	1,197	-	1,196	-	1,136	-	1,137	-	-	-	-
MUJINKUN	897	-	935	-	954	-	1,003	-	1,005	-	-	-	-
Loan Business Outlets	288	-	262	-	242	-	133	-	132	-	-	-	-

28. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Customer Accounts	387,261	-19.2	284,782	-26.5	205,783	-27.7	147,433	-28.4	-	-	-	-	-
Installment Receivables	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-29.8	-	-	-	-	-
Adjusted Receivables	96,764	-24.3	60,971	-37.0	40,366	-33.8	28,425	-29.6	-	-	-	-	-
Operating Income	13,799	-14.6	9,255	-32.9	5,550	-40.0	3,492	-37.1	-	-	-	-	-
Ratio of Bad Debt Write-offs	2.54	-	4.39	-	4.53	-	3.97	-	-	-	-	-	-
Number of Merchant Venders	6,225	-	6,353	-	6,553	-	6,747	-	-	-	-	-	-

Notes :1. "Number of Customer Accounts" indicates the number of contracts with receivables outstanding.
:2. Adjusted Receivables indicate installment recievables excluding deferred income on installment sales finance.
:3. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

29. Guarantee Business (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Number of Accounts with Outstanding Balance	269,977	72.8	345,573	28.0	387,173	12.0	407,585	5.3	411,331	3,746	0.9	430,400	4.6
Guaranteed Receivables	100,971	74.3	137,261	35.9	163,782	19.3	179,549	9.6	181,795	2,246	1.3	217,300	19.5
Income from Guarantee Business	5,035	169.7	7,599	50.9	9,496	25.0	10,869	14.5	11,363	494	4.6	12,400	9.1

30. Financial Ratios (ACOM)

(%)

	2004/3		2005/3		2006/3		2007/3		2008/3		2009/3 (E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Dividend Pay-out Ratio	17.6	2.5	19.0	1.4	34.4	15.4	-	-	46.9	-	37.6	-9.3
Shareholders' Equity Ratio	34.4	3.8	44.2	9.8	47.1	2.9	23.8	-23.3	27.9	4.1	32.1	4.2
	(32.7)	(2.9)	(41.3)	(8.6)	(43.4)	(2.1)	(21.7)	(-21.7)	(25.0)	(3.3)	(28.0)	(3.0)
Dividend on Equity	1.7	-0.1	1.8	0.1	2.4	0.6	3.5	1.1	3.5	0.0	3.3	-0.2
Return on Equity (ROE)	9.8	-2.8	10.7	0.9	7.2	-3.5	-64.3	-71.5	7.5	71.8	9.0	1.5
Operating Profit to Total Assets	5.6	-1.2	7.1	1.5	5.4	-1.7	-4.7	-10.1	4.6	9.3	3.2	-1.4
Income Before Extraordinary Items to Total Assets	5.7	-1.2	7.1	1.4	5.5	-1.6	-4.5	-10.0	4.7	9.2	3.3	-1.4
Return on Assets (ROA)	3.2	-0.5	4.2	1.0	3.3	-0.9	-23.0	-26.3	1.9	24.9	2.7	0.8
Operating Margin	28.1	-5.9	34.8	6.7	26.8	-8.0	-24.0	-50.8	25.3	49.3	19.2	-6.1
Income Before Extraordinary Items to Operating Income	28.6	-5.9	35.2	6.6	27.3	-7.9	-23.2	-50.5	26.0	49.2	20.1	-5.9
Net Income Margin	15.9	-2.6	20.6	4.7	16.2	-4.4	-118.5	-134.7	10.6	129.1	16.2	5.6
Current Ratio	469.9	21.3	445.7	-24.2	447.5	1.8	595.7	148.2	646.0	50.3	583.8	-62.2
Fixed Assets Ratio	21.5	-1.4	17.5	-4.0	25.5	8.0	41.6	16.1	36.2	-5.4	34.7	-1.5
Interest Coverage (times)	5.4	-0.4	7.5	2.1	6.8	-0.7	-4.3	-11.1	6.0	10.3	3.9	-2.1

Notes:1. The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.
:2. "Dividend Pay-out Ratio" of the fiscal year ended March 2007 is not presented due to the loss in net income.

<Reference>Financial Ratios (Consolidated)

	2004/3		2005/3		2006/3		2007/3		2008/3	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.
Shareholders' Equity Ratio	33.6	4.1	41.6	8.0	44.0	2.4	22.2	-21.8	24.9	2.7
	(32.0)	(3.2)	(40.1)	(8.1)	(42.2)	(2.1)	(21.1)	(-21.1)	(23.4)	(2.3)
Return on Equity (ROE)	10.5	-1.7	10.4	-0.1	7.3	-3.1	-63.6	-	7.7	-
Return on Assets (ROA)	3.3	-0.2	3.9	0.6	3.1	-0.8	-21.2	-	1.8	-

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.

31. Per Share Data (ACOM)

(Yen)

		2004/3	2005/3	2006/3	2007/3	2008/3	2009/3 (E)
Net Income	Non-Consolidated	455.36	525.54	407.52	-2,795.68	213.23	265.91
	Consolidated	487.78	516.24	416.69	-2,786.19	225.24	275.45
Dividends		80.00	100.00	140.00	100.00	100.00	100.00
Shareholders' Equity	Non-Consolidated	4,834.51	5,447.18	5,874.26	2,823.24	2,871.10	3,035.73
	Consolidated	4,855.99	5,456.40	5,901.70	2,863.16	2,950.01	-

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

		2004/3	2005/3	2006/3	2007/3	2008/3	2009/3 (E)
Net Income	Non-Consolidated	-14.0	15.4	-22.5	-786.0	-	-
	Consolidated	-4.9	5.8	-19.3	-768.6	-	-
Dividends		0.0	25.0	40.0	-28.6	0.0	-
Shareholders' Equity	Non-Consolidated	9.6	12.7	7.8	-51.9	1.7	-
	Consolidated	10.2	12.4	8.2	-51.5	3.0	-

32. Shares Issued (ACOM)

(Thousands)

	2004/3	2005/3	2006/3	2007/3	2008/3	2009/3 (E)
Average Number of Shares Issued During the Year	144,089	157,867	157,337	157,193	157,194	-
Number of Shares Issued at Year-end	143,561	158,296	157,190	157,194	157,194	-

Notes:1. Average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. Number of treasury stocks at the year-end are excluded from the number of shares issued at year-end.

33. DC Cash One Ltd.

	2004/3		2005/3		2006/3		2007/3		2008/3			2009/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	yoy %		yoy %
Receivables Outstanding (Millions of yen)	38,994	-	59,246	51.9	74,142	25.1	82,698	11.5	81,161	-1,536	-1.9	81,600	0.5
Number of Customer Accounts	107,857	-	150,074	39.1	172,183	14.7	182,878	6.2	180,085	-2,793	-1.5	177,900	-1.2
Average Balance of Loans per Account (Thousands of yen)	362	-	395	9.1	431	9.1	452	4.9	450	-2	-0.4	458	1.8
Average Loan Yield (%)	-	-	-	-	17.00	-	16.73	-	16.63	-	-	16.41	-
Number of New Loan Customers	-	-	-	-	43,354	-	38,709	-10.7	24,394	-14,315	-37.0	27,700	13.6
Number of Business Outlets	-	-	-	-	322	-	276	-	142	-	-	-	-
DC Cash One's Direct Outlets	-	-	-	-	2	-	1	-	0	-	-	-	-
Agency-type Outlets(ACOM)	-	-	-	-	320	-	275	-	142	-	-	-	-
Number of Employees	-	-	-	-	64	-	67	-	76	-	-	-	-
Guaranteed Receivables (Millions of yen)	-	-	-	-	254	-	9,126	-	20,005	10,878	119.2	37,100	85.5

Note: Receivable outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively.

Category criteria concerning situations of bad debts;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

(Brief Description)

RECEIVED

2008 OCT -2 A 7:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 2, 2008

NOTICE OF CONVOCATION OF THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Convocation dated June 2, 2008 in respect of the 31st Ordinary General Meeting of Shareholders (including the notice of amendments thereto dated June 18, 2008) which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2008 (Exhibit 3), the Annual Securities Report 2008 (Exhibit 10) and the Annual Report 2008 (Exhibit 15).

The proposed agenda for the 31st Ordinary General Meeting of Shareholders was (1) the disposition of the surplus, including the payment of dividends in the amount of Fifty Japanese Yen (JPY 50) per share, and (2) certain amendments to the Articles of Incorporation including the additions to and deletions of certain purposes of ACOM CO., LTD (See Exhibit 11 for the Articles of Incorporation, as amended).

June 11, 2008

52nd Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President & CEO: Shigeyoshi Kinoshita) has reached a decision to make its 52nd issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans receivable, repayment of debt, and payment of operating expenses, etc. Registration relating to the issuance was carried out on July 2, 2007 and became effective as of July 10, 2007.

Name of issuance	ACOM CO., LTD. 52nd issuance of domestic unsecured straight bonds
Total value	15 billion yen
Interest rate	3.64% annually
Individual bond value	100 million yen
Issue price	Face value 100 yen
Redemption price	Face value 100 yen
Application period	June 11, 2008
Payment date	June 17, 2008
Maturation date	June 17, 2011
Application of funds procured	Extending loans receivable, repayment of debt, and payment of operating expenses, etc.
Trustee	Deutsche Securities Inc. Nikko Citigroup Limited
Transfer agent	Mitsubishi UFJ Trust and Banking Corporation
Credit ratings	Moody's Investors Service, Inc.: A2
	Rating and Investment Information, Inc.: A
	Japan Credit Rating Agency, Ltd.: A

(Brief Description)

Supplemental Document to the Shelf Registration Statement

A supplement to the shelf registration statement (the "Supplement") is required to be filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") under the Financial Instruments and Exchange Law.

The Supplement was filed with the DKLFB on June 11, 2008, relating to the Unsecured Straight Bonds Fifty-second Series (with the special covenant of rating *pari passu* solely with the other specified series of bonds) issued by ACOM CO., LTD. (the "Company"), which is worth ¥15,000 million of the aggregate principal amount and was issued through a public offering under the shelf registration statement that had been filed with the DKLFB on July 2, 2007 (the "2007 Shelf Registration Statement") which had become effective as of July 10, 2007.

The 2007 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the issuance through a series of public offerings of the Unsecured Straight Bonds, including the Unsecured Straight Bonds Fifty-second Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision of the shareholders of the Company is substantially contained in the Annual Report 2008 (Exhibit 15) and the news release dated June 11, 2008 ("52nd Issuance of Domestic Unsecured Straight Bonds") (Exhibit 6).

(Brief Description)

RECEIVED
2008 OCT -2 A 7:30

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Financial Instruments and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated July 2, 2007 (the "2007 Shelf Registration Statement") was filed with the Director-General of the Kanto Local Finance Bureau on June 20, 2008. The Amendment is intended to include the Annual Securities Report filed on June 20, 2008, in the list of documents incorporated by reference into the 2007 Shelf Registration Statement and to correct the 2007 Shelf Registration Statement.

(Brief description)

June 20, 2008

Annual Business Report ("Key Note")

The 31st Fiscal Year
from April 1, 2007
to March 31, 2008

The Annual Business Report (the "Key Note") of ACOM CO., LTD. (the "Company") is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers and/or analysts from time to time.

The Key Note concerning the fiscal year ended March 31, 2008 was sent to the shareholders of the Company on June 20, 2008.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Financial Results for the Fiscal Year Ended March 2008 (Exhibit 3) and the Annual Report 2008 (Exhibit 15).

(Brief description)

June 20, 2008

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Financial Instruments and Exchange Law)

The 31st Fiscal Year
from April 1, 2007
to March 31, 2008

This Annual Securities Report for the fiscal year ended March 31, 2008 (the "ASR") was, in accordance with Japanese laws and regulations, filed on June 20, 2008, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The ASR is made available for public inspection at the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the ASR certain information concerning the business of ACOM CO., LTD. (the "Company") on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, financial position and group companies, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2008.

The information in the ASR which is material to an investment decision is substantially contained in the Annual Report 2008 (Exhibit 15).

(TRANSLATION)

RECEIVED
2008 OCT -2 A 7:30

ARTICLES OF INCORPORATION

ACOM CO., LTD.

(TRANSLATION)

ARTICLES OF INCORPORATION OF ACOM CO., LTD.

(Acom Kabushiki Kaisha)

CHAPTER I

GENERAL PROVISIONS

Article 1. *(Trade Name)*

The name of the Company shall be ACOM KABUSHIKI KAISHA, and in English, ACOM CO., LTD.

Article 2. *(Purpose)*

The purpose of the Company shall be to engage in the following businesses:

1. Moneylending;
2. Instalment sales finance;
3. Purchase of instalment receivables;
4. Collecting agency;
5. Giving of guarantees;
6. Investigation of creditworthiness;
7. Sale and purchase, intermediary and management of mortgage certificates;
8. Agency of non-life insurance and insurance agency of automobile insurance under the Automobile Liability Security Law;
9. Business relating to canvassing of life insurance;
10. Rental business of various goods, leasing of movables, leasing of telephone subscribers' rights and general leasing;
11. Sale and purchase of second hand goods under the Law of Business Operation of Second Hand Goods;
12. Travel business under the Travel Business Law;
13. Design, performance, management and the contracting of construction works;

14. Cleaning of the insides and outsides of buildings and constructions, including bulletin boards, etc., and the contracting of dust proofing, insect proofing, sterilisation and maintenance;

15. Business relating to data-processing, using computers and networks;

16. Research, study and consulting relating to life economy;

17. Dispatching of labours;

18. Planning, production and sale of printing matters and publications;

19. Sale, purchase and leasing, and mediation therefor, of real estate;

20. Import, export, sale and purchase, and mediation therefor, of ships, aircraft, vehicles, electric products, electric appliances, video-software, compact discs for music, computer related equipment, electronic application equipment, communication apparatus, educational equipment, office appliances, medical appliances, health instruments, apparatus used for care, sports instruments, air-conditioning apparatus, lighting apparatus, cooking equipment, housing facilities and equipment, furniture, interior decorations, haberdashery goods, perishable foods, processed foodstuffs, refreshing drinks, liquor, clothing and textiles, quasi pharmaceuticals, optical instruments, paintings and calligraphic works, artistic handicrafts, clocks, jewellery and precious metals, etc.;

21. Intermediary for instalment of automatic vending machines;

22. Accepting various office business, including data entry and verification, putting in order, dispatching and taking custody of slips, books and documents;

23. Transmission of and response to various received applications, inquiries, consultations and business communications via telephone, facsimile and the Internet;

24. Services for contracts regarding loans, guarantees and credit cards, and various clerical work and guidance regarding sales promotions and customer management;

25. Consultation on loans, credit card business, management of call centers and management of a company;

26. Business relating to investment in shares and bonds, etc.;

27. Business relating to management and control of assets of investment business partnership;

28. Sale and purchase of certificates of deposit and an intermediary, commission or agent therefor;

29. Warehousing business;

30. Management of Internet cafes;

31. Controlling and managing the businesses of companies engaging in the following businesses by means of acquisition and possession of shares of such companies:

    (1) Loan servicing businesses; and

    (2) Banking business of overseas corporations; and

32. Any and all businesses incidental to each of the preceding items.

Article 3. *(Location of Head Office)*

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. *(Organization)*

In addition to general meetings of shareholders and Directors, the Company shall have the following organizations:

(1) Board of Directors;

(2) Corporate Auditors;

(3) Board of Corporate Auditors; and

(4) Accounting Auditors.

Article 5. *(Method of Giving Public Notice)*

The method of giving public notices of the Company shall be by electronic public notices; provided, however, that in the case that an electronic public notice is impracticable due to an accident or any other unavoidable reason, a public notice of the Company may be given in the *Nihon Keizai Shimbun*.

CHAPTER II

SHARES

Article 6. *(Total Number of Shares Authorized to Be Issued)*

The total number of shares authorized to be issued by the Company shall be 532,197,400 shares.

Article 7. *(Issuance of Share Certificates)*

The Company shall issue share certificates that represent its issued shares.

Article 8. *(Repurchase of Company's Own Shares)*

The Company may repurchase its own shares through market transactions or other methods by a resolution of the Board of Directors, in accordance with the provisions of Article 165, Paragraph 2 of the Company Law.

Article 9. *(Number of Shares Constituting One Unit and Non-issuance of Share Certificates for Shares Constituting Less Than One Unit)*

1. The number of shares of the Company constituting one (1) unit shall be ten (10) shares.

2. Notwithstanding the provisions of Article 7 hereof, the Company shall not issue any share certificates for shares constituting less than one (1) unit, unless otherwise provided for in the Share Handling Regulations.

Article 10. *(Rights Pertaining to Shares Constituting Less Than One Unit)*

A shareholder of the Company (including a beneficial shareholder; hereinafter the same shall be applicable) may not exercise any rights with respect to the shares constituting less than one (1) unit held by such shareholder, except for the following rights:

(1) The rights provided for in each item of Article 189, Paragraph 2 of the Company Law;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and

(3) The right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by such shareholder.

Article 11. *(Transfer Agent)*

1. The Company shall appoint a transfer agent.

2. The transfer agent and its handling place shall be designated by a resolution of the Board of Directors and a public notice thereof shall be given.

3. The preparation and the keeping of the register of shareholders (including the register of beneficial shareholders; hereinafter the same shall be applicable), the register of stock acquisition rights and the register of lost share certificates of the Company, and other businesses pertaining to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates shall be entrusted to the transfer agent and the Company shall not handle such businesses.

Article 12. *(Share Handling Regulations)*

The handling of shares of the Company, procedures, etc. pertaining to the exercise of rights by a shareholder and fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors, in addition to laws and ordinances or these Articles of Incorporation.

CHAPTER III

GENERAL MEETINGS OF SHAREHOLDERS

Article 13. *(Convocation)*

An ordinary general meeting of shareholders of the Company shall be convened in the month of June each year, and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary.

Article 14. *(Record Date for Ordinary General Meetings of Shareholders)*

The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be March 31 of each year.

Article 15. *(Persons Authorized to Convene Meetings and Chairperson Thereof)*

1. Unless otherwise provided for in laws and ordinances, the President shall convene a general meeting of shareholders and act as chairperson thereat.

2. In the case that the President is unable to act as such, one of the other Directors shall convene a general meeting of shareholders and act as chairperson thereat in accordance with the order previously determined by the Board of Directors.

Article 16. *(Disclosure through the Internet and Deemed Delivery of Reference Documents, Etc. for General Meetings of Shareholders)*

In convening a general meeting of shareholders, the Company may deem itself to have provided shareholders with information relating to the matters that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the ordinance of the Ministry of Justice.

Article 17. *(Method of Adopting Resolutions)*

1. Unless otherwise provided for in laws and ordinances or these Articles of Incorporation, a resolution of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat who are entitled to exercise voting rights.

2. The resolution provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by two-thirds (2/3) or more of the votes of shareholders present at the meeting where

shareholders holding one-third (1/3) or more of the votes of all shareholders who are entitled to exercise voting rights are present.

Article 18. *(Exercise of Voting Rights through Proxy)*

1. A shareholder may exercise his/her voting rights through one (1) proxy who shall also be a shareholder of the Company having voting rights.

2. Such shareholder or proxy shall, at each general meeting of shareholders, submit to the Company a document evidencing the authority of such proxy.

CHAPTER IV

DIRECTORS AND BOARD OF DIRECTORS

Article 19. *(Number)*

The Company shall have not more than twelve (12) Directors.

Article 20. *(Method of Election)*

1. Directors shall be elected at a general meeting of shareholders.

2. The resolution for election of Directors shall be adopted by a majority of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders who are entitled to exercise voting rights are present.

3. No cumulative voting shall be used for the election of Directors.

Article 21. *(Term of Office)*

The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one (1) years after their election.

Article 22. *(Representative Directors and Directors with Special Titles)*

1. The Board of Directors shall, by its resolution, appoint Representative Directors from among the Directors.

2. The Board of Directors may, by its resolution, appoint from among the Directors, one (1) Chairman, one (1) Deputy Chairman and one (1) President and one (1) or more Deputy Presidents, Senior Managing Directors, Managing Directors and Advisors.

Article 23. *(Persons Authorized to Convene Meetings of the Board of Directors and Chairperson Thereof)*

1. Unless otherwise provided for in laws and ordinances, the President shall convene a meeting of the Board of Directors and act as chairperson thereat.

2. In the case that the President is unable to act as such, one of the other Directors shall convene a meeting of the Board of Directors and act as chairperson thereat in accordance with the order previously determined by the Board of Directors.

Article 24. *(Notice of Convocation of Meetings of the Board of Directors)*

1. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor not later than three (3) days prior to the date set for such meeting; provided, however, that in the case of urgency, this period may be shortened.

2. Upon the consent of all of the Directors and Corporate Auditors, a meeting of the Board of Directors may be held without taking the procedures for convocation.

Article 25. *(Method of Adopting Resolutions at Meetings of the Board of Directors)*

A resolution of a meeting of the Board of Directors shall be adopted by a majority of the votes of the Directors present thereat, at which more than half (1/2) of the Directors who are entitled to vote shall be present.

Article 26. *(Regulations of the Board of Directors)*

Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors, in addition to laws and ordinances or these Articles of Incorporation.

Article 27. *(Remuneration, Etc.)*

The remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the "Remuneration, Etc.") to the Directors shall be determined by a resolution of a general meeting of shareholders.

Article 28. *(Exemption from Directors' Liabilities)*

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company may, by a resolution of the Board of Directors, exempt Directors (including former Directors) from their liabilities for damages arising from their failure to perform their duties to the extent permitted by laws and ordinances.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may enter into a liability limitation agreement with Outside Directors which limits the maximum amount of their liabilities for damages arising from their failure to perform their duties; provided, however, that the maximum amount of liabilities for damages under such agreements shall be the amount provided for in laws and ordinances.

CHAPTER V

CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 29. *(Number)*

The Company shall have not more than five (5) Corporate Auditors.

Article 30. *(Method of Election)*

1. Corporate Auditors shall be elected at a general meeting of shareholders.

2. The resolution for election of Corporate Auditors shall be adopted by a majority of the votes of shareholders present at the meeting where shareholders holding one-third (1/3) or more of the votes of all shareholders who are entitled to exercise voting rights are present.

Article 31. *(Term of Office)*

1. The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years after their election.

2. The term of office of any Corporate Auditor elected to fill a vacancy as a result of a retirement of a Corporate Auditor prior to the expiration of his/her term of office shall expire when the term of office of the Corporate Auditor who retired expires.

Article 32. *(Standing Corporate Auditors)*

The Board of Corporate Auditors shall, by its resolution, appoint Standing Corporate Auditors from among the Corporate Auditors.

Article 33. *(Notice of Convocation of Meetings of the Board of Corporate Auditors)*

1. Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor not later than three (3) days prior to the date set for such meeting; provided, however, that in the case of urgency, this period may be shortened.

2. Upon the consent of all of the Corporate Auditors, a meeting of the Board of Corporate Auditors may be held without taking the procedures for convocation.

Article 34. *(Method of Adopting Resolutions at Meetings of the Board of Corporate Auditors)*

Unless otherwise provided for in laws and ordinances, a resolution of the meeting of the Board of Corporate Auditors shall be adopted by a majority of the votes of the Corporate Auditors.

Article 35. *(Regulations of the Board of Corporate Auditors)*

Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, in addition to laws and ordinances or these Articles of Incorporation.

Article 36. *(Remuneration, Etc.)*

The Remuneration, Etc. to the Corporate Auditors shall be determined by a resolution of a general meeting of shareholders.

Article 37. *(Exemption from Corporate Auditors' Liabilities)*

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law, the Company may, by a resolution of the Board of Directors, exempt Corporate Auditors (including former Corporate Auditors) from their liabilities for damages arising from their failure to perform their duties to the extent permitted by laws and ordinances.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law, the Company may enter into a liability limitation agreement with Outside Corporate Auditors which limits the maximum amount of their liabilities for damages arising from their failure to perform their duties; provided, however, that the maximum amount of liabilities for damages under such agreement shall be the amount provided for in laws and ordinances.

CHAPTER VI

ACCOUNTS

Article 38. *(Business Year)*

The business year of the Company shall be one (1) year, commencing on April 1 of each year and ending on March 31 of the following year.

Article 39. *(Record Date for Dividends from Surplus)*

1. The record date for year-end dividends from the surplus of the Company shall be March 31 of each year.

2. In addition to the preceding paragraph, the Company may pay dividends from the surplus by designating a record date.

Article 40. *(Interim Dividends)*

The Company may, pursuant to a resolution of the Board of Directors, pay interim dividends by designating September 30 of each year as the record date.

Article 41. *(Expiration Period for Dividends)*

In the case that assets to be applied to dividends are distributed in cash, the Company shall be discharged from its payment obligation thereof after three (3) years have elapsed from the date on which the payment of such dividends commenced without having been received.

Established on:	October 12, 1978
Amended on:	May 21, 1979
Amended on:	February 20, 1980
Amended on:	February 25, 1983
Amended on:	February 27, 1984
Amended on:	August 25, 1984
Amended on:	February 27, 1985
Amended on:	February 27, 1986
Amended on:	June 27, 1986
Amended on:	June 26, 1987
Amended on:	June 29, 1988
Amended on:	June 29, 1989
Amended on:	June 27, 1991
Amended on:	June 26, 1992
Amended on:	June 26, 1993
Amended on:	June 29, 1994
Amended on:	June 29, 1995
Amended on:	June 27, 1997
Amended on:	June 29, 1999
Amended on:	June 27, 2002
Amended on:	June 27, 2003
Amended on:	June 24, 2004
Amended on:	June 23, 2005
Amended on:	June 22, 2006
Amended on:	June 20, 2008

June 20, 2008

Matters related to the Parent Company, etc.

ACOM CO., LTD. announces matters related to the parent company, etc. Details are as follows:

1. Business names, etc. of the Parent Company, etc.

As of March 31, 2008

Business name or name of Parent Company, etc.	Attribute	Percentage of ownership of voting rights held by the Parent Company, etc.	Stock Exchange, etc. under which the Parent Company (etc.)'s stock is listed
Maruito Shokusan, Co., Ltd.	Applicable other company where listed company is the affiliate of the other company	19.86 % (2.46 %)	—
Mitsubishi UFJ Financial Group, Inc.	Same as the above	15.20 % (2.01 %)	Tokyo Stock Exchange First Section Osaka Stock Exchange First Section Nagoya Stock Exchange First Section New York Stock Exchange (U.S.A)

(Note) The figures in ( ) under the percentage of ownership of voting rights held by the Parent Company, etc. column indicates percentage of indirect ownership.

2. Business name or name of entity among parent company, etc., that is considered to have the most influence on ACOM, and the reason.

Business name or corporate name	Reason
Mitsubishi UFJ Financial Group, Inc.	*The ownership percentage of voting rights of Mitsubishi UFJ Financial Group, Inc. in ACOM is 15.20% in total, combined with percentages of its subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd. *ACOM and Mitsubishi UFJ Financial Group, Inc. engage in a business alliance in the retail field. *One of Mitsubishi UFJ Financial Group, Inc.'s senior managing officers concurrently holds an outside director position at ACOM.

3. ACOM's position in relation to the Group Companies of the Parent Company, etc. and ACOM's relationship with the Parent Company, etc. and other listed companies

The aims of ACOM's business tie-up with Mitsubishi UFJ Financial Group, Inc. (hereinafter "MUFG") are to "boost revenue by strengthening and enhancing our competitiveness in retail field within the consumer credit market, and to contribute to the sound development of Japan's consumer finance market." A capital alliance between the two companies is also in place in order to maintain an even closer and more comprehensive business tie-up over a long period.

Although ACOM is now an equity-method affiliate of MUFG, based on business as well as capital alliance, and one of MUFG's senior managing officers concurrently holds the position of outside director at ACOM, our independence on management as well as decision making is secured. This is because MUFG does not enforce pressure onto our decision making.

With regard to transactions between MUFG Group, transactions such as borrowing are done under strictly impartial judgment, verifying its neutrality.

Details about Outside Director

As of June 20, 2008

Position	Name	Position at the parent company or its group company	Reason for Appointment
Outside Director	Kyota Omori	Senior Managing Officer at Mitsubishi UFJ Financial Group, Inc.	To apply his rich management experience in banking business to ACOM's decision making on significant matters and supervision of its business execution

4. Matters related to transactions between the parent company, etc.

With regard to transactions with the parent company, etc., please refer to "Transactions between related parties" section on brief statements of financial reports for the fiscal year ended March 2008.

(Brief Description)

June 20, 2008

NOTICE OF RESOLUTION OF THE 31ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

The information in the Notice of Resolution dated June 20, 2008 in respect of the 31st Ordinary General Meeting of Shareholders which is material to an investment decision is substantially contained in the Notice of Convocation dated June 2, 2008 in respect of the 31st Ordinary General Meeting of Shareholders (Exhibit 5).

Written Confirmation Regarding
the Appropriateness and Accuracy of the Annual Securities Report

June 23, 2008

To: Mr. Atsushi Saito
President and Chief Executive Officer
Tokyo Stock Exchange, Inc.

Address of Main Office:	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Company Name:	ACOM CO., LTD. [Seal]
	(Securities Code: 8572, 1st Section, Tokyo Stock Exchange, Inc.)
Name (Signature) and Title of Representative:	(Signature of Mr. Shigeyoshi Kinoshita) [Seal]
	President and Chief Executive Officer

I, Shigeyoshi Kinoshita, President and Chief Executive Officer of ACOM CO., LTD. (the "Company"), acknowledge that, as of the filing of the Annual Securities Report for the 31st business year (from April 1, 2007 to March 31, 2008) of the Company, there are no false statements in the relevant Annual Securities Report.

The reasons for such acknowledgement are as follows:

1. In the preparation of the Annual Securities Report, the Company has specified the division of work and departments in charge, and has established an appropriate system for the execution of the business.

2. With respect to the information described in the Annual Securities Report, the Company has confirmed that the sources of information and the process for description are clear and that the control function that prevents, discovers and corrects any errors that may occur in such process for description is working appropriately.

    (1) In the preparation of financial statements, such financial statements were prepared appropriately in accordance with the "Ministerial Ordinance

concerning Disclosure of Affairs, etc. of Corporations", the "Regulations Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements", the "Regulations Concerning Terminology, Forms and Method of Preparation of Financial Statements, etc." and the "Cabinet Office Ordinance Concerning Arrangement of Accounting Method, etc. of Special Finance Companies", upon advice from the audit corporation.

(2) Material information on management and the status of the execution of the business are appropriately discussed and reported at a meeting of the Board of Directors, which is held once a month in principle, and the Executive Officers Meetings, which are held three (3) times a month in principle.

(3) Information on management, the financial position and the financial results of the consolidated subsidiaries are appropriately discussed and reported at a meeting of the Affiliated Companies Coordination Board, which is held once a month in principle.

(4) The Internal Audit Department is the department in charge of internal audits, examining whether internal controls and internal management are conducted appropriately in accordance with laws, regulations and internal rules, etc., and examining the appropriateness and the effectiveness of the internal management system. Also, a report system to the management has been established, and upon receiving suggestions for improvements and corrections of problems, an internal management system has been established, as deemed necessary.

(5) Auditors cooperate with the audit corporation and the department which is in charge of internal audits and are correctly aware of the actual management situation, and confirm the status of the arrangements of the internal control system.

(6) There are no material matters that were pointed out regarding the contents of the Annual Securities Report in the results of the audit conducted by the Auditors and the audit corporation.

- End of Document -

END